342



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zurich Financial Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5089 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/23/06




ZURICH

Financial Report

Key Performance Indicators

Business operating profit

in USD millions, for the years ended December 31

	Total		General Insurance		Life Insurance		Farmers Mgmt Services		Other Businesses		Corporate Functions	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	3,947	2,988	1,914	1,241	1,079	934	1,221	1,109	441	229	(708)	(525)

General Insurance – combined ratio

in %, for the years ended December 31

	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	100.8%	102.0%	**107.4%**	93.9%	**106.3%**	121.9%	**93.8%**	92.5%	**94.0%**	93.0%	**482.2%**	156.8%

Life Insurance –[1] new business profit margin, after tax (in % of APE)

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	14.5%	11.4%	**42.0%**	61.0%	**8.9%**	5.4%	**16.6%**	12.0%	**15.7%**	10.0%	**17.1%**	13.9%	**17.0%**	3.1%

[1] In %, for the years ended December 31.

Life Insurance –[1] embedded value operating return, after tax

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	10.9%	10.8%	**14.1%**	15.0%	**6.2%**	4.4%	**10.9%**	33.8%	**21.9%**	9.2%	**17.1%**	16.2%	**15.8%**	13.7%

[1] In %, for the years ended December 31, not adjusted for foreign currency translation effects.

Financial Highlights

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2005 and 2004 and the financial positions as of December 31, 2005 and 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation.

Consolidated results of the Group

	2005	2004	Change
Consolidated operating statements in USD millions, for the years ended December 31			
Gross written premiums and policy fees	**46,797**	49,236	(5%)
Net investment result	**23,147**	15,595	48%
of which: Net investment income on Group investments	**7,782**	7,460	4%
Business operating profit	**3,947**	2,988	32%
Net income attributable to shareholders	**3,214**	2,466	30%
Consolidated balance sheets in USD millions, as of December 31			
Total investments	**277,293**	282,155	(2%)
Reserves for insurance contracts	**219,924**	228,029	(4%)
Liabilities for investment contracts	**40,999**	39,260	4%
Senior and subordinated debt	**7,540**	5,871	28%
Shareholders' equity	**22,426**	20,515	9%
General Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	**1,914**	1,241	54%
Combined ratio	**100.8%**	102.0%	1.2 pts
Life Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	**1,079**	934	16%
New business profit margin (as % of APE)	**14.5%**	11.4%	3.1 pts
Return on common shareholders' equity (ROE)[1] Returns for the years ended December 31			
Return on common shareholders' equity (ROE)	**15.5%**	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity	**13.6%**	12.6%	1.0 pts
Per share data for the years ended December 31			
Diluted earnings per share (in CHF)	**27.11**	20.83	30%

[1] ROE is based on net income attributable to common shareholders.

Zurich share performance (indexed) since September 4, 2002



in %
09/2002
03/2003
09/2003
03/2004
09/2004
03/2005
09/2005
300
250
200
150
100
50
Source: Datastream
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

In September 2002, Zurich announced a comprehensive action plan to improve the Group's profitability and strengthen its balance sheet. The figure depicts Zurich's share price development since the launch of the program.

We aspire to become the leading global insurance group in our chosen general and life insurance markets, consistently delivering top-tier results for our shareholders. By so doing, we will create strong relationships with customers, agents and brokers and rewarding opportunities for employees.

Content

The Annual Report 2005 of Zurich Financial Services Group consists of two publications: the Corporate Review and the Financial Report.

The Corporate Review contains a detailed description of the Group's performance and way forward, risk management report, corporate governance and remuneration reports, the financial review, which provides an overview of the Group's business in 2005, and some Group financial information (balance sheets, operating statements, cash flow statements and shareholders' equity statements). The Corporate Review is published in English, German and French.

The Financial Report consists of the audited consolidated financial statements, including the notes, as well as the audited financial statements of the Zurich Financial Services holding company. The Financial Report is published in English and German.

Both reports are available on our Web site and can be downloaded at www.zurich.com.

Alternatively, printed copies can be ordered in writing, including language version preference, from Zurich Financial Services, Logistik-Hotline, Postfach 8002 Zurich, Switzerland (for shareholders, except in the UK) and from Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN996DA United Kingdom (for CDI-holders and shareholders in the UK) or on our Web site under Investor Relations.

Consolidated Financial Statements

Consolidated operating statements

in USD millions, for the years ended December 31	Notes	2005	2004
Revenues			
Gross written premiums and policy fees	30	46,797	49,236
Less premiums ceded to reinsurers	30	(6,377)	(7,570)
Net written premiums and policy fees	30	40,420	41,666
Net change in reserves for unearned premiums	30	37	124
Net earned premiums and policy fees	30	40,457	41,790
Farmers management fees	14	2,058	1,985
Net investment income	7	9,765	9,053
Net capital gains on investments and impairments	7	13,382	6,542
Net gain/(loss) on divestments of businesses	4	(2)	88
Other income		1,526	1,756
Total revenues		67,186	61,214
Benefits, losses and expenses			
Insurance benefits and losses, gross of reinsurance	10	38,261	39,677
Less ceded insurance benefits and losses	10	(5,842)	(5,565)
Insurance benefits and losses, net of reinsurance	10	32,419	34,112
Policyholder dividends and participation in profits, net of reinsurance	10	14,432	8,752
Underwriting and policy acquisition costs, net of reinsurance	10	7,253	7,390
Administrative and other operating expense		5,860	5,494
Amortization and impairments of intangible assets	20	254	430
Interest expense on debt	22	446	362
Interest credited to policyholders and other interest		1,056	1,006
Total benefits, losses and expenses		61,720	57,546
Net income before income taxes		5,466	3,668
Income tax expense	18	(2,136)	(1,096)
Net income after taxes		**3,330**	**2,572**
Net income attributable to minority interests		(116)	(106)
Net income attributable to shareholders		**3,214**	**2,466**
in USD			
Basic earnings per share	23	22.04	16.92
Diluted earnings per share	23	21.80	16.79
in CHF			
Basic earnings per share	23	27.41	20.98
Diluted earnings per share	23	27.11	20.83

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

Assets

in USD millions, as of December 31	Notes	**2005**	2004
Investments			
Cash and cash equivalents		23,482	22,457
Equity securities		90,314	86,088
Debt securities		125,297	131,370
Real estate held for investment		12,702	12,541
Mortgage loans		9,307	10,251
Policyholders' collateral and other loans		11,987	14,905
Investments in associates		580	645
Other investments		3,624	3,898
Total investments	7	277,293	282,155
Reinsurers' share of reserves for insurance contracts		20,494	21,168
Deposits made under assumed reinsurance contracts		2,450	3,282
Deferred policy acquisition costs	15	11,179	11,281
Deferred origination costs	15	690	736
Accrued investment income		2,390	2,614
Receivables	16	11,283	12,873
Derivative assets and other assets		1,787	3,095
Mortgage loans given as collateral	17	3,064	4,135
Deferred tax assets	18	4,393	4,211
Fixed assets	19	1,729	2,116
Goodwill	20	605	744
Other intangible assets	20	2,255	2,477
Total assets		**339,612**	**350,887**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities and equity

in USD millions, as of December 31	Notes	**2005**	2004
Liabilities			
Reserve for premium refunds		753	820
Liabilities for investment contracts	12	40,999	39,260
Deferred profit on inception of reinsurance contracts		39	130
Deposits received under ceded reinsurance contracts		2,500	4,276
Deferred front-end fees		4,659	4,912
Reserves for insurance contracts	11	219,924	228,029
Obligation to repurchase securities		5,295	5,009
Accrued liabilities		2,150	2,605
Derivative liabilities and other liabilities	21	21,001	24,887
Collateralized loans	17	3,056	4,135
Deferred tax liabilities	18	6,317	5,718
Debt related to capital markets and banking activities	22	2,139	3,880
Senior and subordinated debt	22	7,540	5,871
Total liabilities		**316,372**	**329,532**
Equity			
Share capital		186	635
Treasury shares		–	(1)
Additional paid-in capital		10,315	10,288
Net unrealized gains on investments	7	1,139	1,144
Cumulative translation adjustment		(111)	743
Retained earnings		9,801	6,610
Common shareholders' equity		21,330	19,419
Preferred securities		1,096	1,096
Shareholders' equity		22,426	20,515
Minority interests	24	814	840
Total equity		**23,240**	**21,355**
Total liabilities and equity		**339,612**	**350,887**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

in USD millions, for the years ended December 31	**2005**	2004
Cash flows from operating activities		
Net income attributable to shareholders	3,214	2,466
Adjustments for:		
Net capital gains on investments and impairments	(13,382)	(6,542)
Net loss/(gain) on divestments of businesses	2	(88)
Equity in income of investments in associates	(105)	(86)
Depreciation, amortization and impairments of fixed and intangible assets	447	677
Other non-cash items	(5)	21
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	(1,085)	(755)
Deferred origination costs	(31)	(40)
Reinsurers' share of reserves for insurance contracts	43	(148)
Deposits made under assumed reinsurance contracts	820	312
Deposits received under ceded reinsurance contracts	(1,580)	(619)
Receivables and payables	779	164
Net change in trading securities	383	1,586
Reserves for insurance contracts, gross	10,629	10,722
Liabilities for investment contracts	6,163	2,758
Deferred income tax, net	867	(143)
Net changes in other operational assets and liabilities	(1,104)	655
Net cash provided by operating activities	6,055	10,940
Cash flows from investing activities		
Sales and maturities:		
Debt securities	72,771	69,823
Equity securities	41,585	34,069
Other (primarily other investments and fixed assets)	12,626	7,992
Purchases:		
Debt securities	(75,364)	(78,395)
Equity securities	(41,417)	(32,771)
Other (primarily other investments and fixed assets)	(13,911)	(12,707)
Investments in associates, net	75	106
Acquisitions of companies, net of cash acquired	(1)	–
Divestments of companies, net of cash balances	40	2,053
Dividends from associates	–	19
Net cash used in investing activities	(3,596)	(9,811)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	2005	2004
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	836	954
Dividends on preferred securities and minorities	(64)	(42)
Nominal value reduction of share capital	(449)	(288)
Issuance/(redemption) of preferred securities by subsidiaries	12	(12)
Issuance of debt	2,386	1,745
Payments on debt outstanding	(1,868)	(2,759)
Net cash provided by/(used in) financing activities	853	(402)
Foreign currency translation effects on cash and cash equivalents	(1,661)	683
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	1,651	1,410
Change in cash received as collateral for securities lending	(626)	5,158
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	22,457	15,889
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending	**23,482**	**22,457**
Other supplementary cash flow disclosures		
Other interest income received	7,605	7,081
Dividend income received	1,833	1,547
Other interest expense paid	(1,502)	(1,341)
Income tax paid	(1,234)	(891)

As of December 31, 2005 and 2004, cash and cash equivalents restricted as to use were USD 331 million and USD 908 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 4,758 million and USD 3,507 million as of December 31, 2005 and 2004, respectively. Cash received as collateral for securities lending was USD 4,571 million and USD 5,197 million as of December 31, 2005 and 2004, respectively.

Cash and cash equivalents

in USD millions, as of	2005	2004
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	5,075	8,728
Cash equivalents	13,836	8,532
Cash held as collateral for securities lending	4,571	5,197
Balance as of December 31	**23,482**	**22,457**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of equity

in USD millions	Share capital	Treasury shares	Additional paid-in capital
Balance as of December 31, 2003, as previously reported	**923**	**(6)**	**10,208**
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–
Balance as of December 31, 2003, restated	923	(6)	10,208
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–
Transfer arising from initial application of "legal quote" legislation in Switzerland	–	–	–
Currency translation adjustments	–	–	–
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–
Nominal value reduction of share capital	(288)	–	–
Share-based payment transactions	–	–	19
Treasury share transactions	–	5	61
Net income after taxes	–	–	–
Dividends	–	–	–
Net changes in capitalization and minority interests	–	–	–
Balance as of December 31, 2004, restated	635	(1)	10,288
Balance as of December 31, 2004, as previously reported	**635**	**(1)**	**10,288**
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–
Balance as of December 31, 2004, restated	635	(1)	10,288
Write-off of negative goodwill (IFRS 3)	–	–	–
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–
Currency translation adjustments	–	–	–
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–
Nominal value reduction of share capital [2]	(449)	–	–
Share-based payment transactions	–	–	16
Treasury share transactions	–	1	11
Net income after taxes	–	–	–
Dividends	–	–	–
Net changes in capitalization and minority interests	–	–	–
Balance as of December 31, 2005	**186**	**–**	**10,315**

[1] Implementation of new and revised accounting standards as discussed in note 3.
[2] As approved by the Annual General Meeting on April 19, 2005, the share capital was reduced by a nominal value reduction of CHF 4.00 from CHF 6.50 to CHF 2.50 in respect of each registered share. The payment to shareholders was made on July 4, 2005.

The number of common shares issued was 144,006,955 as of December 31, 2005, 2004 and 2003.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Net unrealized gains/losses on investments	Cumulative translation adjustment	Retained earnings	Common shareholders' equity	Preferred securities	Total shareholders' equity	Minority interests	Total equity
862	**152**	**5,699**	17,838	**1,096**	18,934	**969**	19,903
69	–	(1,517)	(1,448)	–	(1,448)	–	(1,448)
931	152	4,182	16,390	1,096	17,486	969	18,455
386	–	–	386	–	386	19	405
(226)	–	–	(226)	–	(226)	–	(226)
53	591	–	644	–	644	36	680
213	591	–	804	–	804	55	859
–	–	–	(288)	–	(288)		(288)
–	–	–	19	–	19	–	19
–	–	–	66	–	66	–	66
–	–	2,428	2,428	38	2,466	106	2,572
–	–	–	–	(38)	(38)	(4)	(42)
–	–	–	–	–	–	(286)	(286)
1,144	743	6,610	19,419	1,096	20,515	840	21,355
1,075	**840**	**8,248**	**21,085**	**1,096**	**22,181**	**846**	23,027
69	(97)	(1,638)	(1,666)	–	(1,666)	(6)	(1,672)
1,144	743	6,610	19,419	1,096	20,515	840	21,355
–	–	23	23	–	23	–	23
81	–	–	81	–	81	7	88
(86)	(854)	–	(940)	–	(940)	(125)	(1,065)
(5)	(854)	–	(859)	–	(859)	(118)	(977)
–	–	–	(449)	–	(449)	–	(449)
–	–	–	16	–	16	–	16
–	–	–	12	–	12	–	12
–	–	3,168	3,168	46	3,214	116	3,330
–	–	–	–	(46)	(46)	(18)	(64)
–	–	–	–	–	–	(6)	(6)
1,139	**(111)**	**9,801**	**21,330**	**1,096**	**22,426**	**814**	**23,240**

The Board of Directors of Zurich Financial Services has authorized on February 15, 2006 these consolidated financial statements for issue. These financial statements will be submitted for approval to the Annual General Meeting of Shareholders to be held on April 20, 2006.

1. Basis of presentation

Zurich Financial Services and its subsidiaries (collectively the "Group") are an insurance-based financial services provider with a global network. The Group also distributes non-insurance products, such as mutual funds, mortgages and other financial services products, from selected third-party providers.

The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. IFRS does not contain guidelines governing the accounting treatment of certain transactions including those that are specific to insurance products. When a specific topic is not addressed by the standards, the IFRS Framework permits reference to another comprehensive body of accounting principles. In these cases, the Group typically refers to accounting principles generally accepted in the United States (US GAAP) for guidance.

Certain amounts recorded in the consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Significant estimates are discussed in note 5. Actual results may differ from the estimates made.

The new and revised accounting standards, discussed in note 3, resulted in the restatement of 2004 consolidated financial statements. In addition, certain reclassifications have been made to prior year amounts and segment disclosures to conform to the current year presentation. These reclassifications have no effect on the previously reported net income.

The Group's balance sheet is not presented using a current/non-current classification. However, the following balances would generally be classified as current: cash and cash equivalents, short-term investments, deferred policy acquisition costs on general insurance contracts, accrued investment income, receivables, reserve for premium refunds, deferred profit on inception of reinsurance contracts, and accrued liabilities.

The following balances will generally be classified as non-current: equity securities, investments in associates, investments held by investment companies, real estate held for investment, deferred policy acquisition costs on life insurance contracts, deferred tax assets, goodwill, other intangible assets, reserves for unit-linked products, liabilities for investment contracts and deferred tax liabilities.

The following balances are of a mixed nature (including both current and non-current portions): debt securities, mortgage loans, policyholders' collateral and other loans, other investments - other, reinsurers' share of reserves for insurance contracts, deposits made under assumed reinsurance contracts, deferred front-end fees, deferred origination costs, derivative trading assets and other assets, mortgage loans given as collateral, fixed assets, liabilities for investment contracts, deposits received under ceded reinsurance contracts, reserves for losses and loss adjustment expenses, reserves for unearned premiums, future life policyholders' benefits, policyholders' contract deposits and other funds, obligation to repurchase securities, derivative liabilities and other liabilities, collateralized loans, debt related to capital markets and banking activities, and senior and subordinated debt.

Maturity tables have been provided for the following balances: debt securities (table 7.3), derivative assets and derivative liabilities (tables 9.1 and 9.2), reserves for losses and loss adjustment expenses (table 11.9), future life policyholders' benefits (table 11.9) and outstanding debt (table 22.3).

All amounts in the notes are shown in USD millions, rounded to the nearest million unless otherwise stated.

Segment information

The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

- General Insurance
- Life Insurance
- Farmers Management Services
- Other Businesses
- Corporate Functions

In 2004, the Group's primary reporting segments were defined as General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Center. The only change to these primary segments in 2005 was to rename Corporate Center to Corporate Functions. However, to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2005 financial reporting:

- Farmers Re business from General Insurance to Other Businesses
- Group Reinsurance business relating to certain European run-off operations from Corporate Functions to Other Businesses
- Certain investments of Farmers New World Life from Life Insurance to Farmers Management Services
- The reinsurance business of various Group entities from Corporate Functions to Other Businesses or General Insurance

The Group's secondary format for segment information is geographic:

- North America
- Europe
- International Businesses, and
- Centrally Managed Businesses

In 2004, these secondary segments were North America Corporate, North America Consumer, Continental Europe, UKISA, Rest of the World and Centrally Managed Businesses. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility. The 2004 results have been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains, which are eliminated.

2. Summary of significant accounting policies

The principal accounting policies applied in the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

a) Consolidation principles

The Group's consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The results of subsidiaries that have been sold during the year are included up to the date control ceased. All significant intercompany balances, profits and transactions are eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method. Significant influence is presumed to exist when the Group owns, directly or indirectly, between 20% and 50% of the outstanding voting rights.

b) Insurance contracts and investment contracts with discretionary participating features (DPF)

Classification

Insurance contracts are those contracts that transfer significant insurance risk. These contracts may also contain financial risk. Significant insurance risk is defined as the possibility of paying significantly more in a scenario where the insured event occurs than in a scenario where the insured event does not occur. Scenarios considered include those which are deemed to be possible.

A number of insurance and investment contracts contain discretionary participation features (DPF) which entitle the contract holder to receive, as a supplement to guaranteed benefits, additional benefits:

- whose amount or timing is contractually at the discretion of the Group; and
- that are contractually based on:
  - the performance of a specified pool of contracts or a specified type of contract;
  - realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
  - the profit or loss of the company, fund or other entity that issues the contract.

The Group applies the same accounting policies for the recognition and measurement of obligations arising from insurance contracts and from investment contracts with DPF. These recognition and measurement criteria apply to obligations arising from the contract, deferred acquisition costs and other related intangible assets. The Group developed its accounting policies for insurance contracts before the adoption of IFRS 4 and in the absence of a specific standard for insurance contracts. Management used their judgment in developing a set of accounting policies for the recognition and measurement of rights and obligations arising from insurance contracts issued and reinsurance contracts held that provide the most useful information to users of the Group's financial statements. In making this judgment, Management primarily considered the pronouncements of the Financial Accounting Standards Board (US GAAP) on insurance and reinsurance contracts.

The Group also issues products containing an embedded option to the policyholder to switch all or part of the current and future invested funds into another product issued by the Group, usually from a unit-linked product into a unitized with-profits contract or similar. Certain of these products allow the policyholder to switch back to the previous product at his convenience. Where this results in a change to a product whose classification as insurance or investment is different to that currently, this is then reflected in the accounts according to the nature of the product which is purchased and the amounts so transferred.

Premiums

Premiums from the sale of general insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognized over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Deferred policy acquisition costs

The costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for participating traditional life insurance contracts are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are re-estimated regularly with the impact of deviations of actual result from estimated experience on the amortization of deferred acquisition costs reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

Liability adequacy testing is performed by portfolio of contracts, in accordance with the Group's manner of acquiring, servicing and measuring the profitability of its insurance contracts. Net unearned premiums are tested to determine whether they are sufficient to cover related expected claims, loss adjustment expenses, policyholder dividends, commission, amortization and maintenance expenses. If there is a premium deficiency, the deferred policy acquisition cost asset is written down by the amount of the deficiency. If, after writing down the deferred policy acquisition cost asset to nil (for the portfolio of contracts), a premium deficiency still exists, then a premium deficiency reserve is recorded to provide for the deficiency in excess of the deferred policy acquisition cost asset written down.

Losses and loss adjustment expenses

Losses and loss adjustment expenses are charged to income as incurred. Reserves for losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholders' benefits and policyholders' contract deposits

These represent the estimated future policyholder benefit liability for traditional life insurance policies and for certain unit-linked contracts, respectively.

Future life policyholders' benefits for participating traditional life insurance policies are calculated using a net level premium method based on actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses, which may be paid in the future in respect of assets, is included in future life policyholders' benefits.

For products containing discretionary participation features the amount of the discretionary participation feature is deemed to be the investment return on all related assets where the apportionment between the shareholder and the contract holder has not yet been determined. This includes certain elements of unrealized gains and portions of retained earnings.

The minimum mandated amounts, which are to be paid to policyholders plus any declared additional benefits, are recorded in liabilities. Undeclared discretionary balances are recorded in shareholders' equity until such time as the allocation is determined and a bonus is declared.

Reserves for unit-linked products are recorded as equal to the consideration received plus accumulated investment yield less any fees charged or dividends paid to the policyholder.

For products containing guarantees in respect of minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO"), additional liabilities are recorded in proportion with the receipt of the contracted revenues.

Reinsurance

The Group's insurance subsidiaries cede risk in the normal course of business in order to limit the potential for losses arising from certain exposures. Reinsurance does not relieve the originating insurer of its liability. Certain Group insurance companies assume reinsurance business incidental to their normal business, as well as from the Farmers Exchanges. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a legal right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the consolidated operating statements as an incurred loss. Interest on deposits that transfer only timing risk, or no risk at all, are accounted for using the effective interest rate method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense.

c) Investment contracts (without discretionary participating features)

The Group issues investment contracts without fixed terms (unit-linked) and investment contracts with fixed and guaranteed terms (fixed interest rate).

Investment contracts without fixed terms are financial liabilities where the fair value of the contract is determined with reference to the fair value of the underlying financial assets, derivatives and/or investment property (unit-linked) and are recorded at inception at their fair value.

Liabilities for investment contracts (unit linked)

These represent portfolios maintained to meet specific investment objectives of policyholders who bear the investment risk. The assets are classified as fair value through the profit and loss. The liabilities are carried at fair value. The costs of policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders' account balances are included in policy fee revenue.

The liability held for unit-linked products with capital units is measured at the funded value of those units. At issue, the difference between the funded and unfunded value of units is treated as deferred revenue.

Liabilities for investment contracts (amortized cost)

These represent contracts which are not unit-linked. Liabilities are measured at amortized cost, using the effective interest rate method. Transaction costs are deducted from the initial amount and form part of the effective yield. Future assumptions, except for the effective interest rate, are reviewed each reporting period. Changes in the liability due to changes in future assumptions are reflected in the income statement.

Valuation techniques are used to establish the fair value at inception and each reporting date.

The Group's main valuation techniques incorporate all factors that market participants would consider and are based on observable market data. The fair value of a unit-linked financial liability is determined using the current unit values that reflect the fair values of the financial assets contained within the Group's unitized investment funds linked to the financial liability, multiplied by the number of units attributed to the contract holder at the balance sheet date.

If the investment contract is subject to a put or surrender option, the fair value of the financial liability is never less than the amount payable on surrender, discounted for the required notice period, where applicable.

For investment contracts with fixed and guaranteed terms, the amortized cost basis is used. In this case, the liability is initially measured at its fair value minus transaction costs that are incremental and directly attributable to the acquisition or issue of the contract.

Subsequent measurement of investment contracts at amortized cost uses the effective interest method. This method requires the determination of an interest rate (the effective interest rate) that exactly discounts to the net carrying amount of the financial liability the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period if the holder has the option to redeem the instrument before maturity.

The Group re-estimates at each reporting date the expected future cash flows and recalculates the carrying amount of the financial liability by computing the present value of estimated future cash flows using the financial liability's original effective interest rate. Any adjustment is immediately recognized as income or expense in the income statement.

Deferred origination costs

The costs of acquiring new investment contracts with investment management services, including commissions and other incremental expenses directly related to the issuance of each new contract are amortized in line with revenue generated by the investment management service. The deferred origination costs (DOC) are tested for recoverability at each reporting date.

The costs of acquiring new investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortized-cost measure of the related liabilities.

d) Other revenue recognition

Fee revenue for the provision of non-claims related management services to the Farmers Exchanges is calculated primarily as a percentage of gross premiums earned by the Farmers Exchanges. Farmers Group, Inc. and its subsidiaries ("FGI") provides the following non-claims related management services to the Farmers Exchanges: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers Exchanges are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. They are also responsible for the payment of agent commissions and bonuses and the payment of premium and income taxes.

Revenues from investment management and distribution fees are based on contractual fee arrangements applied to assets under management and recognized as earned when the service has been provided. For practical purposes, the Group recognizes these fees on a straight-line basis over the estimated life of the contract.

Certain upfront payments received for asset management services ("front-end fees") are deferred and amortized in proportion to the stage of completion of the service for which they were paid.

The Group charges its customers for asset management and other related services using the following different approaches:

- Front-end fees are charged to the client at inception. This approach is used particularly for single premium contracts. The consideration received is deferred as a liability and recognized over the life of the contract on a straight-line basis.
- Regular fees charged to the customer periodically (monthly, quarterly or annually) either directly or by making a deduction from invested funds. Regular charges billed in advance are recognized on a straight-line basis over the billing period; fees charged at the end of the period are accrued as a receivable that is offset against the financial liability when charged to the customer.

Interest income on financial assets that are not classified as fair value through profit or loss is recognized using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income.

Dividend income is recognized when the right to receive payment is established; usually this is the ex-dividend date.

e) Investments

Classification

Financial assets are classified either as "held-to-maturity", "fair value through profit or loss", "available-for-sale", or "loans originated by the Group". The classification depends on the purpose for which the investments were acquired.

Held-to-maturity financial assets are debt securities which the Group has the ability and positive intent to hold to maturity. Fair value through profit or loss has two sub-categories: financial assets held for trading and those designated at fair value through profit and loss at inception. Derivatives are also classified as held for trading unless they are designated as hedges. Trading financial assets are debt and equity securities which the Group buys with the principal intention to resell in the near term. The remaining debt and equity securities are classified as available-for-sale.

Loans originated by the Group, such as mortgage loans, policyholders' collateral and other loans, include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold in the short term, which are recorded in the trading category.

Measurement

Financial assets are initially recorded at cost, net of transaction costs directly attributable to the acquisition. Held-to-maturity financial assets are subsequently carried at amortized cost using the effective interest rate method. Fair value through profit or loss financial assets are subsequently carried at fair value, with changes in fair value recognized in the current period income. Available-for-sale financial assets are subsequently carried at fair value, with unrealized changes in fair value recorded in shareholders' equity. The cumulative unrealized gains or losses recorded in shareholders' equity are net of cumulative deferred income taxes, certain life policyholder liabilities, certain life deferred acquisition costs and minority interests. The realized gain or loss on divestment is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses on the investment recorded in shareholders' equity using the specific identification method. When available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in shareholders' equity are included in the current period income. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in debt securities is computed using the effective interest method and is recognized in current period income.

Investments backing certain life insurance policies with participation features are held as fair value through profit or loss. Movements in the carrying value of these assets are recognized in current period income to match the offsetting amounts attributable to policyholders.

Loans originated by the Group are initially recorded at cost and are subsequently measured at amortized cost using the effective interest rate method, less allowances for doubtful accounts.

Real estate held for investment purposes is initially recorded at cost (including transaction costs) and is subsequently measured at fair value with changes in fair value recognized in current period income. No depreciation is recorded for real estate held for investment. The gain or loss on disposal of real estate held for investment is based on the difference between the proceeds received and the carrying value of the investment.

Investments held by investment companies are carried at fair value.

The carrying values of short-term investments approximate fair values.

Impairments

Financial assets are assessed for impairment on a regular basis. A financial asset is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the financial asset.

The Group considers an available for sale equity for impairment when the fair value of the security has been not insignificantly below the weighted-average cost for more than 12 months. Additionally, the Group considers an available for sale equity for impairment when the fair value has been below the weighted-average cost by more than 50% for any period of time.

The fair value of available for sale debt securities may fall temporarily below their carrying value, but, provided there is no risk resulting from changes in financial standing, an impairment is not recorded for such securities.

When a decline in the fair value of an available-for-sale asset has been recognized directly in shareholders' equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in shareholders' equity is removed from equity and recognized in current period income. The amount of the cumulative loss that is removed from shareholders' equity and recognized in current period income is the difference between acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset instrument previously recognized in income.

For held-to-maturity financial assets and loans originated by the Group the impairment is considered to have taken place if it is probable that the Group will not be able to collect principal and interest due according to the contractual terms of the instrument. When impairment is determined to have occurred, the carrying amount of the held-to-maturity financial assets is decreased through a charge to current period income. The amount of the impairment loss is the difference between the asset's carrying value and the present value of expected future cash flows discounted at the security's original effective interest rate.

f) Derivative financial instruments

Derivative financial instruments are carried at fair value on the balance sheet as assets or liabilities. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying instrument. Inputs used in pricing models are generally market observable or can be derived from market observable data. Derivative financial instruments with positive fair values are recorded as derivative trading assets and those with negative fair values are recorded as derivative trading liabilities. Apart from derivative financial instruments designated as qualifying cash flow hedging instruments (see below), changes in fair value are recognized in current period income.

Derivative financial instruments include interest rate, currency and total return swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

In addition to the derivative financial instruments described above, the Group enters into contracts that are not considered derivative financial instruments in their entirety but that include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments pursuant to IAS 39.

Derivative financial instruments used for hedging

For the purpose of hedge accounting, hedging instruments are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction.

To qualify for hedge accounting, the relationship of the hedging instrument to the underlying transaction must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting, in which case the hedging instrument and the hedged item are reported independently as if there was no hedging relationship.

Gains or losses from re-measuring hedging instruments are recognized immediately in the operating statement. Offsetting gains or losses on the fair value hedged item attributable to the hedged risk are adjusted against the carrying amount of the hedged item and recognized in the operating statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument carried at amortized cost, the adjustment is amortized to current period income such that it is fully amortized by maturity.

The portion of gain or loss on the cash flow hedging instrument is recognized directly in shareholders' equity. The ineffective portion is recognized in current period income. When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For other cash flow hedges, the gains or losses that are recognized in shareholders' equity are transferred to the operating statement in the same period in which the item hedged affects the net profit and loss, for example, when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, cumulative gains or losses on the hedging instrument recognized in shareholders' equity remain in shareholders' equity until the forecasted transaction occurs. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in shareholders' equity is transferred to current period income.

g) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and offset by bank overdrafts. Cash and cash equivalents also includes cash received as collateral for securities lending. Cash and cash equivalents are stated at face value, with holdings of foreign notes and coins valued at year end closing prices.

h) Securities lending

Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily banks and brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group's control and therefore are not derecognized from the Group's balance sheet.

i) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized borrowing transactions and are recorded at their contracted repurchase amount plus accrued interest at the balance sheet date.

j) Debt issued

Debt issued by the Group is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.

k) Interest expense

Interest expense is recognized when incurred on an amortized cost basis.

l) Intangible assets

Goodwill

Acquisitions of subsidiaries and associates are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The Group's cash generating units, at which impairment losses are assessed, are the reporting units. If impairment indications exist, the recoverable amount of the cash generating unit will be determined. An impairment loss will be recorded if the recoverable amount is less than the carrying amount of the cash generating unit, including goodwill.

The recoverable amount for a cash generating unit is determined using net selling price, if available, or value in use, whichever is higher. Net selling price for a cash generating unit is determined based on various factors, including quoted market prices, current share values in the market place for similar publicly traded entities, and recent sale transactions of similar entities or businesses in the market place. Value in use is determined using the present value of estimated future cash flows expected to be generated from or used by the cash generating unit. The estimated future cash flows are based on best estimate assumptions, such as revenue and expense projections, growth rate, interest rates and investment yields, and inflation rate.

Indications that goodwill related to a cash generating unit may be impaired include events or changes in circumstances that may have a significant negative impact on the operations of the cash generating unit, or material adverse changes in the assumptions used in determining its recoverable amount.

Present value of profits of acquired insurance contracts ("PVFP")

PVFP is amortized over the expected life of the policies acquired, based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized, or over the premium recognition period, as appropriate.

Attorney-in-fact relationships ("AIF")

At the date of the acquisition of FGI in 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The asset representing the attorney-in-fact relationships represents the ability of FGI to generate future revenues based on the Group's relationship with the Farmers Exchanges. In determining that these relationships have an indefinite useful life, the Group considered the organizational structure of inter-insurance exchanges, under which subscribers exchange contracts with each other and appoint an attorney-in-fact to provide certain management services. In addition, the Group considered the historical attorney-in-fact relationship between FGI and the Farmers Exchanges. To the extent that there is a change in these circumstances, the Group would reevaluate the value of this intangible asset.

Other intangibles

Other intangible assets are carried at cost less accumulated amortization and consist primarily of acquired brand names and software costs that meet the recognition criteria for capitalization. The costs of these assets are amortized using the straight-line method over the following estimated economic lives: brand names 20 years; software three to five years.

Impairments

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the asset's carrying value over its recoverable amount. The recoverable amount is the higher of an asset's fair value less selling costs and value in use.

m) Income taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates. Income taxes are recognized using the asset and liability method. Deferred income taxes are recorded for temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Losses for tax purposes are treated as deferred tax assets to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

Taxes paid by certain of our life insurance businesses are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for certain of our businesses to recover this tax from policyholders. While the relevant company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Income tax expense therefore includes an element attributable to policyholders. In addition, deferred tax on unrealized gains on investment contracts with DPF related to certain unit-linked policies is included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue.

n) Employee benefits

Retirement benefits

The operating companies in the Group provide employee retirement benefits through both defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined annually by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are then recognized over the expected average remaining working lives of the employees participating in the plans. Contributions to defined contribution pension plans are charged to the operating statement as they become due.

Other post-retirement benefits

Other defined post-employment benefits, such as medical care and life insurance, are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

o) Share based compensation

Under the Group's equity-settled share-based compensation plan, the fair value of the employee services received in exchange for the grant of shares and/or options is recognized as an expense in the consolidated operating statement over the vesting period. A corresponding amount is recorded in additional paid-in capital.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and/or options granted, excluding the impact of any non-market vesting conditions (for example, profitability and premium income growth targets). Non-market vesting conditions are included in assumptions about the number of shares and/or options that are expected to be issued or become exercisable. At each balance sheet date, the Group revises its estimates of the number of shares and/or options that are expected to be issued or become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the shares are delivered or options are exercised.

p) Fixed assets
Real estate (buildings) held for own use and other fixed assets are carried at cost less accumulated depreciation and any necessary write-downs due to impairment. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures five to ten years; and computer equipment three to five years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred. Costs of systems purchased from outside vendors and developed internally are deferred and amortized over expected useful lives up to five years. Gains and losses on the disposal of fixed assets and real estate held for own use are determined based on their respective carrying amounts and recorded in income.

q) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the operating statement on a straight-line basis over the lease term.

r) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

s) Treasury shares
Zurich Financial Services shares held by the Group are classified as treasury shares and are deducted from equity at its nominal value. The differences between the nominal value and the amount paid for acquiring, or received for disposing of treasury shares, are recorded as an adjustment to additional paid-in capital in shareholders' equity.

t) Foreign currency translation and transactions

Foreign currency translation
In view of the international nature of the Group there are many individual entities with different functional currencies. A functional currency is the currency of the primary economic environment in which the entity operates. Therefore, a common presentation currency is required. Due to the Group's economic exposure to the US dollar (USD), the presentation currency of the Group has been determined to be the US dollar. Assets and liabilities of Group companies with functional currencies other than US dollars are translated at end-of-period exchange rates, while operating statements are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions
Foreign currency monetary items are translated at end-of-period exchange rates, non-monetary items which are carried at historical cost denominated in a foreign currency are translated at historical rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated operating statement.

The table below summarizes the principal exchange rates that have been used for translation purposes. Net gains and (losses) on foreign currency transactions included in the consolidated operating statements were USD (71) million and USD 124 million for the years ended December 31, 2005 and 2004, respectively. Foreign currency exchange forward and swap gains and (losses) included in the amounts above were USD (453) million and USD 477 million for the years ended December 31, 2005 and 2004, respectively.

Principal exchange rates

Table 2

USD per foreign currency unit	Balance sheets as of		Operating statements and cash flows for the years ended	
	12/31/05	12/31/04	**12/31/05**	12/31/04
Euro	1.1849	1.3555	1.2447	1.2440
Swiss franc	0.7614	0.8769	0.8039	0.8063
British pound sterling	1.7228	1.9183	1.8200	1.8329

3. Implementation of new accounting standards and adjustments in 2005 (IFRS restatement)

The Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework (as listed in the table below), which became effective January 1, 2005. The main restatement adjustments for the Group result from the adoption of IFRS 4, which relates to the definition of an insurance contract. They primarily affect the accounting treatment of the Group's life business with impacts on both the Group's consolidated balance sheet and operating statement.

The International Accounting Standards Board (IASB) issued IFRS 4 "Insurance Contracts" on March 31, 2004. The standard applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRS standards. The most significant change as a result of the adoption of the standard is the reclassification of certain contracts as financial instruments and hence application of IAS 39 to these contracts. IFRS 4 does not provide comprehensive guidance on the accounting treatment for insurance contracts and as such the Group will continue to apply US GAAP in certain circumstances where IFRS is silent.

IAS 39 "Financial Instruments: Recognition and Measurement" was revised in December 2003 as part of the IASB's project to improve IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39. Further amendments were made in 2005 and 2004. These changes related to Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The major changes are as follows:

- The standard clarifies that the evaluation of the transfer of risks and rewards of ownership precedes the evaluation of the transfer of control for all derecognition transactions.
- The standard permits an entity to designate certain financial assets or financial liabilities on initial recognition as one to be measured at fair value, with changes in fair value recognized in profit or loss. To impose discipline on this categorization, an entity is precluded from reclassifying financial instruments into or out of this category.
- The standard provides additional guidance about how to determine fair values using valuation techniques.
- The standard clarifies that an impairment loss is recognized only when it has been incurred. It also provides additional guidance on what events provide objective evidence of impairment for investments in equity instruments.
- Hedges of firm commitments are treated as fair value hedges rather than cash flow hedges. However, the standard clarifies that a hedge of the foreign currency risk of a firm commitment can be treated as either a cash flow hedge or a fair value hedge.

The IASB issued IFRS 3 "Business Combinations" on March 31, 2004. In accordance with the transitional provisions of the standard, the Group has applied this standard to business combinations for which the agreement date is on or after March 31, 2004. The remaining requirements of IFRS 3 were adopted as of January 1, 2005. The most significant changes required by this standard are:

- All business combinations within its scope are to be accounted for using the purchase method, previously IAS 22 permitted business combinations to be accounted for using the pooling of interests method in certain circumstances.
- The acquiree's identifiable assets, liabilities and contingent liabilities are to be recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items.
- Goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Negative goodwill is recognized immediately in the operating statement.

Upon adoption of IFRS 3, the Group wrote back USD 23 million of negative goodwill.

IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" were revised in March 2004 by the IASB as part of the Business Combinations project. Consistent with the group's adoption of IFRS 3, the revised standards were adopted as of January 1, 2005.

The IASB issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" on March 31, 2004. The standard adopts the classification "held for sale", introduces the concept of a disposal group, and specifies that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. It also replaces IAS 35 "Discontinuing Operations" regarding the accounting treatment for discontinued operations.

IAS 27 "Consolidated and Separate Financial Statements" was revised in March 2004. The adoption of the revised guidance with respect to the consolidation requirements of venture capital organizations, mutual funds and similar entities resulted in an equivalent gross up of the Group's assets and liabilities to reflect the liabilities to third parties and minority interests. Also, IAS 27 revised requires the disclosure of minority interests within equity separately from shareholders' equity.

The accounting policy for securities lending has been changed, primarily driven by the revised IFRS which led the Group to review its previous policy and make changes to the criteria for recognizing collateral received as part of securities lending arrangements. As a result of the Group having future economic benefits and retaining significant risk and rewards of the cash collateral received, the Group now recognizes both cash collateral and an equal and offsetting liability related to the cash collateral. No income effect resulted from the change in this policy.

All changes in accounting policies have been made in accordance with transitional provisions in the respective standards and the impact is summarized in the following tables.

Consolidated operating statement for the year ended December 31, 2004 IFRS restatement – reconciliation to previously reported financial information

Table 3.1

in USD millions for the year ended December 31, 2004	As reported[1]	IFRS 4	Other IFRS	Restated
Revenues				
Gross written premiums and policy fees	49,304	(68)	–	49,236
Less premiums ceded to reinsurers	(7,625)	55	–	(7,570)
Net written premiums and policy fees	41,679	(13)	–	41,666
Net change in reserves for unearned premiums	125	(1)	–	124
Net earned premiums and policy fees	41,804	(14)	–	41,790
Farmers management fees	1,985	–	–	1,985
Net investment income	9,114	(61)	–	9,053
Net capital gains on investments and impairments	4,934	1,596	12	6,542
Net gain on divestments of businesses	88	–	–	88
Other income	1,753	3	–	1,756
Total revenues	59,678	1,524	12	61,214
Benefits, losses and expenses				
Insurance benefits and losses, gross	40,099	(422)	–	39,677
Less ceded insurance benefits and losses	(5,599)	34	–	(5,565)
Insurance benefits and losses, net of reinsurance	34,500	(388)	–	34,112
Policyholder dividends and participation in profits, net of reinsurance	7,014	1,726	12	8,752
Underwriting and policy acquisition costs, net of reinsurance	7,243	147	–	7,390
Administrative and other operating expenses	5,316	178	–	5,494
Amortization and impairments of intangible assets	448	(18)	–	430
Interest expense on debt	362	–	–	362
Interest credited to policyholders and other interest	1,009	(3)	–	1,006
Total benefits, losses and expenses	55,892	1,642	12	57,546
Net income before income taxes	3,786	(118)	–	3,668
Net income attributable to shareholders [2]	**2,587**	**(121)**	**–**	**2,466**

[1] As published in the Annual Report 2004.
[2] Revised IAS 1 changed the description "Net income" to "Net income attributable to shareholders".

in USD, for the year ended December 31, 2004	As reported[1]	IFRS 4	Dividends preferred securities	Restated
Basic earnings per share	18.01	(0.83)	(0.26)	16.92
Diluted earnings per share	17.88	(0.83)	(0.26)	16.79

Consolidated balance sheet as of December 31, 2004 IFRS restatement – reconciliation to previously reported financial information

Table 3.2

in USD millions, as of December 31, 2004	As reported[1]	IFRS 4	Other IFRS	Restated
Assets				
Investments	251,159	24,373	6,623	282,155
Investments held on account and at risk of life insurance policyholders	24,189	(24,189)	–	–
Reinsurers' share of reserves for insurance contracts	21,046	122	–	21,168
Deposits made under assumed reinsurance contracts	3,312	(30)	–	3,282
Deferred policy acquisition costs	13,344	(2,063)	–	11,281
Deferred origination costs	–	736	–	736
Goodwill	744	–	–	744
Other intangible assets	2,590	(113)	–	2,477
Other assets	29,699	(462)	(193)	29,044
Total assets	**346,083**	**(1,626)**	**6,430**	**350,887**
Liabilities and equity				
Liabilities for investment contracts	–	39,260	–	39,260
Reserves for insurance contracts for life insurance where the investment risk is carried by policyholders	24,261	(24,261)	–	–
Reserves for insurance contracts, gross	246,162	(17,950)	(183)	228,029
Debt related to capital markets and banking activities	3,880	–	–	3,880
Senior and subordinated debt	5,871	–	–	5,871
Other liabilities	42,882	3,008	6,602	52,492
Total liabilities	**323,056**	**57**	**6,419**	**329,532**
Equity				
Share capital	635	–	–	635
Treasury shares	(1)	–	–	(1)
Additional paid-in capital	10,288	–	–	10,288
Net unrealized gains on investments	1,075	–	69	1,144
Cumulative translation adjustment	840	(85)	(12)	743
Retained earnings	8,248	(1,598)	(40)	6,610
Common shareholders' equity	21,085	(1,683)	17	19,419
Preferred securities	1,096	–	–	1,096
Shareholders' equity	22,181	(1,683)	17	20,515
Minority interests	846	–	(6)	840
Total equity	**23,027**	**(1,683)**	**11**	**21,355**
Total liabilities and equity	**346,083**	**(1,626)**	**6,430**	**350,887**

[1] As published in the Annual Report 2004.

Forthcoming changes in accounting standards

In August 2005 the IASB released IFRS 7 "Financial Instruments: Disclosures". IFRS 7 is effective January 1, 2007, however earlier application is encouraged. IFRS 7 applies to all risks arising from all financial instruments, except those covered by another more specific standard such as interests in subsidiaries, associates and joint venture, post-employment benefits, share-based payment and insurance contracts. IFRS 7 requires disclosure of:

a) the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32.

b) qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The qualitative disclosures describe management's objectives, policies and processes for managing those risks. The quantitative disclosures provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. Together, these disclosures provide an overview of the entity's use of financial instruments and the exposures to risks they create.

In December 2004 the IASB released a revised version of IAS 19 "Employee Benefits". The amendment to IAS 19 introduces an additional option for actuarial gains and losses arising in post-employment defined benefit plans to be recognized outside profit or loss providing all of the actuarial gains and losses for all defined benefit plans are recognized in the period in which they occur.

The Group has not yet fully analyzed the impact of these changes on its financial position, results or disclosures.

4. Changes in the scope of consolidation

During the years ended December 31, 2005 and 2004, the Group completed divestments of several businesses and recognized post-completion adjustments on divestments made in the previous year.

Net gain on divestments

Table 4.1

in USD millions, for the years ended December 31	**2005**	2004
Consideration received	129	2,488
Less: *net assets divested*	(138)	(2,356)
Other income/(costs) related to divestments	7	(44)
Net (loss)/gain on divestments before tax	(2)	88
Tax effect	(1)	(17)
Net (loss)/gain on divestments after tax	**(3)**	**71**
Net assets divested		
Cash and cash equivalents	89	435
Other assets	236	6,090
Insurance liabilities	(54)	(4,014)
Other liabilities	(133)	(155)
Net assets divested	**138**	**2,356**

During 2005, the Group divested businesses in markets where it did not have a significant presence or which were no longer part of its business strategy. The Group's principal transactions affecting the scope of consolidation during the years ended December 31, 2005 and 2004 are described below.

Changes in 2005

The Group completed the following sales: 100% of the share capital of Claims Management Group Limited, the Group's equity stake in ZC Sterling Corporation, 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle) and the Group's interest in Zurich National Life Assurance Company Limited in Thailand.

Additionally, the Group acquired the life business portfolio of ING Insurance Argentina.

In 2005, the companies and businesses divested did not contribute materially to the Group's net income attributable to shareholders.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group (UUG) to an investor group led by Hellman and Friedman LLC. The assets and liabilities of UUG were classified as held for sale in accordance with IFRS 5. However, on January 16, 2006 the Group announced the mutual cessation of negotiations to complete the sale and its intention to integrate UUG into the North America Commercial business. As a result, the assets and liabilities of UUG are no longer classified as held for sale.

Changes in 2004

During 2004, the Group completed the following sales: Zurich Atrium B.V., Turegum Insurance Company, Thai Zurich Insurance Company, Zurich Insurance (Singapore) Pte.Ltd., Zürich Krankenversicherung AG (Deutschland), the Group's stake in Globale Krankenversicherungs-AG, the insurance portfolio of its subsidiary Zurich Life Philippines, Inc, McMillan Shakespeare Australia Pty Limited, and the general insurance (consumer and small commercial lines) and life insurance (consumer and commercial lines) operations in Belgium.

The Group also recognized several post-completion adjustments for divestments completed during or prior to 2004, realizing a net gain before tax of USD 95 million.

5. Critical accounting judgments and estimates

Critical accounting estimates are those which involve the most complex or subjective judgments or assessments, and relate to general insurance and life insurance reserves, the determination of fair value for financial assets and liabilities, impairment charges, deferred policy acquisition costs and deferred taxes. In each case, the determination of these items requires management to make complex judgments based on information and financial data that may change in future periods.

a) Reserves for losses and loss adjustment expenses

The Group is required by applicable insurance laws, regulations and IFRS to establish reserves for payment of losses and loss adjustment expenses that arise from the Group's general insurance products and the run-off of its former third party reinsurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The Group establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: *reserves for reported losses and reserves for incurred but not reported (IBNR) losses. Additionally, reserves are* held for loss adjustment expenses, which contain the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses.

The Group's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former third party reinsurance operations. The Group bases such estimates on the facts available at the time the reserves are established. The Group generally establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the Group considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the Group's estimation of reserves. Between the reporting and final settlement of a claim circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and home repair materials and labor rates can substantially impact ultimate settlement costs. Accordingly, the Group reviews and re-evaluates claims and reserves on a regular basis. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set.

The Group establishes IBNR reserves, generally on an undiscounted basis, to recognize the estimated cost of losses for events which have already occurred but which have not yet been notified. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the Group relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The Group also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The Group revises these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the Group's reserves. Short-tail claims, such as for automobile and property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as bodily injury, pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatment for bodily injury claims and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail losses.

Since the Group does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of its incurred losses and reserves, subject to the effects of reinsurance recoveries.

The Group uses a number of accepted actuarial methods to estimate and evaluate the amount of reserves recorded. The nature of the claim being reserved for and the geographic location of the claim influence the techniques used by the Group's actuaries. Additionally, the Group's Corporate Center actuaries perform periodic reserve reviews of the Group's businesses throughout the world. Management considers the results of these reviews and adjusts its loss and loss adjustment expense reserves, where necessary.

Refer to notes 10 and 11 for further information on reserves for losses and loss adjustment expenses.

b) Future life policyholders' benefits and policyholders' contract deposits
The future life policyholders' benefits and policyholders' contract deposits liabilities contain a number of assumptions regarding mortality (or longevity), lapses, surrenders, expenses, and investment returns. These assumptions are determined with reference to past experience adjusted for new trends, current market conditions and future expectations. As such the liabilities for future life policyholders' benefits and policyholders' contract deposits may not represent the ultimate amounts paid out to policyholders. For example:

- The estimated number of deaths determines the value of the benefit payments. The main source of uncertainty arises because of the potential for pandemics and wide-ranging lifestyle changes, such as changes in eating, smoking and exercise habits, which could result in earlier deaths for age groups in which the Group has significant exposure to mortality risk.
- For contracts that insure the risk of longevity, such as annuity contracts, an appropriate allowance is made for people living longer. Continuing improvements in medical care and social conditions could result in further improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.
- Under certain contracts, the Group has offered product guarantees (or options to take up product guarantees), including fixed minimum interest rate or mortality rate returns. In determining the value of these options and/or benefits, estimates have been made as to the percentage of contract holders that will exercise them. Changes in investment conditions could result in significantly more contract holders exercising their options and/or benefits than has been assumed.
- Estimates are also made as to future investment income arising from the assets backing long-term insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.
- Assumptions are determined with reference to current and historical client data, as well as industry data. Interest rate assumptions reflect expected earnings on the assets supporting the future policyholder benefits. The information used by the Group's qualified actuaries in setting such assumptions includes, but is not limited to, pricing assumptions, available experience studies and profitability analysis.

Refer to notes 10 and 11 for further information on future life policyholders' benefits and policyholders' contract deposits.

c) Fair value of financial assets and liabilities
Certain of the Group's assets and liabilities are recorded at fair value on the balance sheet. Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management estimates of amounts that could be realized under current market conditions. Fair values of certain financial instruments, including over-the-counter ("OTC") derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, yield curves, credit spreads volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could lead to different estimates of fair value.

The Group issues a number of investment contracts that are recorded at fair value through profit or loss. These financial instruments are not quoted in active markets, and their fair values are determined by using valuation techniques. A variety of factors are considered in the Group's valuation techniques, including credit risk (both own and counterparty), embedded derivatives (such as unit-linking features), volatility factors (including contract holder behavior), servicing costs and surrenders of similar instruments.

Changes in assumptions for any of these factors could affect the reported fair value of these financial instruments. The extent that actual surrenders are different from the Group's estimates is the most critical factor in the fair valuation process. Increased surrender volumes may not be fully recognized in the valuation of investment contract liabilities owing to the requirement to maintain the fair value of financial liabilities above the amount payable on demand.

Refer to notes 7, 8, 9 and 21 for further information on the fair value of financial assets and liabilities.

d) Impairment of assets

Assets are subject to regular impairment reviews under the relevant IFRS standard. Impairments are measured as the difference between the cost (or amortized cost) of a particular asset and the current fair value or the recoverable amount.

For quoted available-for-sale financial assets the decision to make an impairment provision is based on a review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels within the foreseeable future. The recoverable amount is determined by reference to the market price. For non-quoted available-for-sale financial assets the Group takes into consideration the issuer's current financial position and future prospects in determining whether an impairment provision is required. The recoverable amount is determined by applying recognized valuation techniques.

Impairments are recorded in the current period operating statement when they occur.

Refer to notes 7, 16, 18, 19 and 20 for further information on impairments of assets.

e) Deferred policy acquisition costs

Deferred policy acquisition costs generally consist of commissions, underwriting expenses and policy issuance costs. The amount of acquisition costs to be deferred is dependant on management's judgment as to which issuance costs are directly related to and vary with the acquisition. Further, once the costs are deferred, the related asset is amortized over the estimated life of the contract.

Refer to note 15 for further information on deferred policy acquisition costs.

f) Deferred taxes

Deferred tax assets are recognized if sufficient future taxable income, including income from the reversal of existing taxable temporary differences and available tax planning strategies, are available for realization. The utilization of deferred tax assets arising from temporary differences depends on the generation of sufficient taxable profits in the period in which the underlying asset or liability is recovered or settled. As of each balance sheet date, management evaluates the recoverability of deferred tax assets and if it is considered more likely than not that all or a portion of the deferred tax asset will not be utilized, then a valuation allowance would be recognized.

Refer to note 18 for further information on deferred taxes.

g) Pension plans

The Group operates a number of defined benefit pension plans. In assessing the Group's liability for these plans, critical judgments include estimates of mortality rates, rates of employment turnover, disability, early retirement, discount rates, expected long-term rates of return on plan assets, future salary increases, future pension increases and increases in long-term healthcare costs. These assumptions may differ from actual results due to changing economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in variability of pension income or expense recorded in future years.

Refer to note 25 for further information on defined benefit pension plans.

6. Analysis of risk

As a major, global insurance carrier, the Group helps customers around the world to manage a broad range of business and personal risks. In turn, the Group faces a number of risks. These risks include, but are not limited to:

- Insurance risk - risk transferred to us by customers through the underwriting process.

- Investment and credit risk – risk associated with the Group's investment portfolio, reinsurance agreements and other counterparty credit risk.
- Financial risk – risk associated with currency fluctuations and management of the relative duration of assets and liabilities.

The Board of Directors establishes the Group's corporate risk management framework. In turn, the Audit Committee of the Board assesses whether management is addressing risk and control issues in a timely and appropriate manner. The Audit Committee of the Board receives regular reports regarding the Group's risk profile and mitigation actions.

The Group has additional audit or risk committees at all levels of the organization that regularly review risks. The Management Audit Committees established in 2004 and implemented in 2005 at a business division level is providing a particularly good forum for systematically reviewing risks in the Group's various businesses and ensuring appropriate management attention.

The Chief Executive Officer, together with the Group Executive Committee, oversees the Group's performance with regard to its risk management policies as well as the further development of these policies when required. The Chief Risk Officer reports to the Chief Executive Officer. The Group also benefits from the cooperation of its network of risk management and functional specialists within each business as well as at Corporate Center, where it has dedicated managers for various types of risk.

Group-wide risk management policies specify risk tolerance boundaries and authorities, reporting requirements, and procedures for referring risk issues to senior management. The Group regularly monitors its risks through analyses and reports, and through relevant risk modeling.

The Group systematically and regularly identifies a wide range of possible risk scenarios in the business units and the centralized Group functions. Through its Total Risk Profiling process, the Group assesses each risk scenario strategically for its probability of occurrence and for the severity of the consequences should it occur. The Group then develops, monitors and implements appropriate action plans.

Group Risk Management monitors the risk issues identified and reports regularly to senior management and the Group's audit and risk committees.

In addition to risk-specific monitoring and modeling, the Group takes a holistic view with risk-based capital (RBC) modeling. This type of modeling measures the difference between what the Group expects in a normal business-operating environment and worst-case scenarios. The Group defines risk-based capital as the capital needed to protect the Group's policyholders against the worst-case loss (which the Group defines as an event with a one-in-2000 probability of occurring in one year). The Group continues to embed RBC modeling into its organization and decision-making, such as allocating capital to lines of business.

a) Insurance risk

As an insurer, the Group assumes certain of its customers' risks, and therefore must carefully manage that transfer of risk including the setting of limits on underwriting authority and requiring specific approvals for transactions involving new products or where established limits of size and complexity may be exceeded. The Group's underwriting strategy reflects the variety of industries and geographic regions in which the Group operates.

The Group uses a variety of reserving and modeling methods to address the various insurance risks inherent in its general and life insurance business.

The Group has centralized the management of reinsurance and closely monitors emerging issues that may affect its overall risk exposures, such as new areas of liability. The Group models and estimates risk associated with natural catastrophes and monitors potential exposures to man-made catastrophes.

The Group focuses on a disciplined approach to underwriting and pricing. Further, because the Group manages a diversified portfolio across geographies, segments and lines of business, the effects of underwriting losses arising from specific events or adverse reserve developments may be moderated.

General insurance risk

General insurance risk includes the reasonable possibility of significant loss due to uncertainty of the frequency of insured events occurring and the uncertainty of the amount of the resulting claims.

The table below shows the Group's concentration of risk within the General Insurance segment by region based on direct written premiums. The Group's exposure to general insurance risks varies significantly by geographic region and may change over time.

General Insurance – Direct written premiums by line of business and by region

Table 6.1

in USD millions, for the year ended December 31, 2005	Motor	Property	Third Party Liability	Accident and Health	Other
North America	1,912	2,322	5,242	391	4,296
Europe	6,235	4,167	2,934	1,077	844
International Businesses [1]	880	570	231	743	352
Centrally Managed Businesses	–	–	–	–	(2)
Total	**9,027**	**7,059**	**8,407**	**2,211**	**5,490**

[1] Including intercompany eliminations

General Insurance – Direct written premiums by line of business and by region

Table 6.2

in USD millions, for the year ended December 31, 2004	Motor	Property	Third Party Liability	Accident and Health	Other
North America	1,987	2,672	5,443	327	4,397
Europe	6,168	4,139	2,921	1,150	967
International Businesses [1]	834	576	247	657	314
Centrally Managed Businesses	–	–	–	–	(3)
Total	**8,989**	**7,387**	**8,611**	**2,134**	**5,675**

[1] Including intercompany eliminations

The main risks in each line of business are as follows:

- Motor includes, but is not limited to, the auto physical damage and auto third-party liability risks.
- Property includes, but is not limited to, fire and flood risks.
- Third Party Liability includes, but is not limited to, the liability risks, such as workers injury, from the Group's customers, such as workers injury. Premiums underwritten in this line of business have included cover for risks such as asbestos and environmental risks. The reserves arising from these risks are shown in note 11. These exposures demonstrate how the frequency and severity of losses in certain lines of business can be difficult to predict. Further, the legal and tort environment, including the development of class actions, previously have had an impact on the frequency and severity of losses in the third party liability line of business.
- Accident and Health includes, but is not limited to, the accident and health insurance risks from the Group's Personal customer segment.
- Other includes, but is not limited to, other risks such as credit and surety, marine and aviation.

As well as the specific risks insured, all these lines expose the Group to natural and man-made catastrophes, such as terrorism.

The Group assesses natural catastrophe risk represented by Zurich property policies located in the most hazard prone areas. These assessments principally address the risk of tornadoes, hail, windstorms, earthquakes, and river floods. In recent years the Group has been particularly impacted by the exceptional claims arising from windstorms in North America.

Man-made catastrophes include such risks as train collisions, hotel fires and terrorism. Man-made catastrophe risks present challenges for the Group to assess due to the high degree of uncertainty about what events might actually occur. The Group monitors potential exposures by analyzing certain accumulations in some geographic areas, using a number of assumptions about the potential characteristics of the threat.

Life insurance risk

Life insurance risk includes the reasonable possibility of significant loss due to uncertainty of rates of deaths among policyholders, rates of disability among policyholders, investment returns, and surrenders or lapses.

The table below shows the Group's concentration of risk within the life insurance segment by region based on direct written premiums. The Group's exposure to life insurance risks varies significantly by geographic region and may change over time.

Life Insurance: Direct written premiums by line of business and by region

Table 6.3

in USD millions, for the year ended December 31, 2005	Individual Annuity	Individual Capital	Group	Accident and Health	Unit-Linked
North America	319	9	–	11	256
Europe	3,797	1,098	2,053	54	2,334
International Businesses [1]	165	78	58	92	123
Total	**4,281**	**1,185**	**2,111**	**157**	**2,713**

[1] Including intercompany eliminations

Life Insurance: Direct written premiums by line of business and by region

Table 6.4

in USD millions, for the year ended December 31, 2004	Individual Annuity	Individual Capital	Group	Accident and Health	Unit-Linked
North America	288	8	–	10	243
Europe	4,030	1,209	2,539	76	1,763
International Businesses [1]	285	73	82	94	145
Total	**4,603**	**1,290**	**2,621**	**180**	**2,151**

[1] Including intercompany eliminations

The main risks in each line of business are as follows:

- Individual annuity includes, but is not limited to, longevity and interest rate risks arising on personal annuity insurance contracts. Longevity risk is the risk that an annuitant may live longer than expected.
- Individual capital includes, but is not limited to, mortality, morbidity and interest rate risks arising on personal capital insurance contracts. Mortality risk is the risk that the policyholder dies sooner than expected. Morbidity risk is the risk that the policyholder suffers a total and permanent disability.
- Group includes, but is not limited to, mortality, morbidity, longevity and interest rate risks arising on commercial death, disability and annuity insurance contracts.
- Accident and Health includes, but is not limited to, mortality, morbidity and interest rate risks arising on accident and health insurance contracts.
- Unit-linked includes, but is not limited to, significant mortality risks. However on unit-linked products, the interest rate or equity market risk is largely passed on to the policyholder.

As well as the specific risks insured, all these lines expose the Group to lapse, surrender and expense risks.

Certain of the products above contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Refer to note 11 for details of the carrying value of the liability relating to these products and its development.

b) Investment and credit risk

Investment risk

Debt securities represent 64.3% of the Group's investment portfolio (excluding unit-linked assets), and within these, the largest concentration is in government and supra-national securities at 44.3%.

Debt securities are primarily exposed to interest rate risk while equity securities are primarily exposed to equity market risk. Some of the following impacts have been estimated after taking into account changes that would be absorbed by policyholders.

Concentrations of investments are managed by issuer, industry, geography and credit rating.

Financial and insurance liabilities risk

The Group is exposed to interest rate risk on its reserves for insurance contracts, liabilities for investment contracts and floating rate borrowings.

General insurance reserves are not discounted other than for settled claims with fixed payment terms, therefore interest rate risks to the Group on these reserves are not significant.

Returns on unit-linked contracts, whether classified as insurance or investment contracts, are for the risk of the contract holder, therefore interest rate risks to the Group on these liabilities are not significant.

The table 6.5 below shows, both for the general insurance businesses and life insurance businesses, the estimated impacts on the total investments, reserves for insurance contracts and liabilities for investment contracts (including unit-linked contracts) and net assets of a one percentage point increase in yield curves and a 10% decline in all stock markets as of December 31, 2005. All amounts shown are before taxation effects, except for net assets of the life insurance business.

Table 6.5

Interest rate and equity market sensitivities for the Group's general insurance and life insurance businesses

in USD millions, as of December 31, 2005	General Insurance Business	Life Insurance Business
1% increase in the interest rate yield curves		
Total investments	(1,542)	(4,143)
Reserves for insurance contracts and liabilties for investment contracts	–	(3,156)
Net assets	(1,542)	(688)
10% decline in all stock markets		
Total investments	(349)	(7,271)
Reserves for insurance contracts and liabilties for investment contracts	–	(6,702)
Net assets	(349)	(215)

Most of the Group's debt is subject to fixed interest rates, which may be adjustable during the course of the term. No adjustments are made to the principal value of the debt for change in the yield curve. However, an increase in interest rates would result in an increase to the Group's interest expense on floating rate debt.

Credit risk

As part of its overall risk management strategy, the Group cedes insurance risk via proportional, non-proportional and specific risk reinsurance treaties. While these cessions mitigate insurance risk the recoverable from reinsurers exposes the Group to credit risk.

To manage this risk the Group has centralized the purchase of treaty reinsurance, and only conducts business with companies authorized by its Corporate Reinsurance Security Committee. The Group also limits its maximum credit exposure by reinsurance group.

In addition to reinsurers, another source of credit risk for the Group is third party brokers, agents and other intermediaries. The Group's credit risk exposures to third party brokers, agents and other intermediaries arise where those intermediaries collect premiums from customer to be paid to the Group or pay claims to customers on behalf of the Group. For details of the amount receivable from brokers, agents and other intermediaries refer to note 16.

The Group cedes new business to authorized reinsurers that are rated at least BBB. The premiums ceded shown in the table below that are below investment grade relate to former transactions, pools and captives, and to a lesser extent, broker business.

The reinsurance assets in the table below are shown net of collateral. The Group only accepts high quality collateral such as cash or letters of credit of banks rated A and above.

Reinsurance premiums ceded and assets by rating of reinsurer

Table 6.6

in USD millions, for the year ended December 31, 2005	Amounts ceded	Reinsurance assets[1]
Rating		
AAA	159	659
AA	1,356	5,787
A	2,800	10,330
BBB	1,026	3,337
BB	60	92
B	40	392
Unrated	936	1,964
Total	**6,377**	**22,561** [2]

[1] Including receivables from reinsurers.
[2] Including collateral of USD 9,836 million.

The Group is also exposed to credit risk from third party companies where the Group holds debt and equity securities issued by those companies. The credit risk related to investment assets is monitored and assessed, and the Group limits maximum exposures.

Debt securities by rating of investee

Table 6.7

in USD millions, as of December 31, 2005	Debt securities
Rating	
AAA	74,577
AA	18,773
A	17,555
BBB	6,483
BB	272
B	119
Unrated	232
Total	**118,011** [1]

[1] Excluding debt securities for unit-linked contracts.

In the case of derivatives, such as interest rate or currency swaps, forward contracts and purchased options, the replacement value of the outstanding derivatives represents a credit risk to the Group. The Group controls the credit risk of its outstanding positions with external counterparties through approval process embedded in derivative programs.

To limit credit risk, derivative financial instruments are typically executed with counterparties rated A- or better by an external rating agency. Wherever possible collateral is requested.

c) Financial risk

The Group is exposed to the risk that the proceeds from its financial assets are not sufficient to fund the obligations arising from its insurance and investment contracts, as well as risk from currency and interest rate changes.

Asset and liability mismatch risk

In order to have adequate liquid assets available to fund liability cash flows when they come due, the Group manages its overall asset/liability matching exposure and oversees the activities of local asset/liability management committees. The Group monitors relative asset and liabilty durations at both a business and a Group level. This process enables the Group to manage its exposures to interest rates, equity market risks and other financial risks, in particular for insurance and investment contracts.

Currency risk

As an international group, the Group is exposed to various foreign currency risks. Most prominently, those risks can affect its liquidity, its reported profits and losses, its reported equity, its regulatory capital position and the economic value of its firm. The Group attempts to minimize its foreign currency risk by matching foreign currency positions on local balance sheets, and by managing the currency composition of its available capital. Because the Group holds a portfolio of risks from its businesses denominated in various currencies, the Group also holds its available capital in various currencies. The Group does not hedge emerging surpluses. The Group does not take speculative positions on foreign currency market movements. Foreign currency is a centrally managed risk type, with hedging coordinated at the Corporate Center.

The table below shows the Group's top three functional currencies, other than the US dollar, and the approximate effect on net assets and on shareholders' equity of an instantaneous adverse movement in currency exchange rates of 10%.

Table 6.8

Effect of a 10% adverse movement in the exchange rate on the net assets of the Group's top 3 functional currencies other than the US dollar

	Effect on net assets of a 10% movement	Effect on shareholders' equity of a 10% movement
Functional currency		
Euro	1.9%	1.6%
Swiss Francs	1.5%	1.5%
British Pounds	1.8%	1.8%

Net gains and losses on foreign currency transactions included in the consolidated operating statements for the years ended December 31, 2005 and 2004 are shown in note 2 t).

Derivative financial instruments

The Group uses derivative financial instruments to manage risks related to its capital, assets and liabilities and its commitments to third parties. The Group uses derivative financial instruments to mitigate the risks posed by changes in foreign currency rates and interest rates. The Group addresses the risks posed by derivatives through a stringent policy that requires approval of a derivative program before transactions are initiated, and by monitoring open positions. If the Group were required to settle outstanding derivative positions, the sum of gains and losses would not be material to the Group as of December 31, 2005.

Zurich Capital Markets ("ZCM") has portfolios of derivative products, including total return swaps, for the benefit of their customers and their investment books. ZCM's positions on derivative financial instruments are separately reported in note 9.

Effective interest rates

The table below shows the ranges for weighted average effective interest rates for selected balance sheet statement captions.

The ranges for the liabilities for investment contracts and future policyholder benefit reserves represent the weighted average of the minimum and maximum effective interest rate across the Group's life business.

Effective interest rates on selected assets and liabilities

Table 6.9

for the years ended December 31	**2005**	2004
Debt securities	4.3%	4.3%
Liabilities for investment contracts	5.0% - 7.9%	2.6% - 7.9%
Future policyolders' benefits reserves	2.6% - 4.8%	2.7% - 4.8%
Debt related to capital markets and banking activities	3.8%	1.9%
Senior debt	4.0%	3.8%
Subordinated debt	5.8%	6.5%

7. Investments

A summary of net investment income and net capital gains and losses on investments and impairments is given below.

Investment result

Table 7.1

in USD millions, for the years ended December 31	Net investment income		Net capital gains/ (losses) on investments and impairments [1]		Investment result	
	2005	2004	**2005**	2004	**2005**	2004
Cash and cash equivalents	644	356	4	9	648	365
Equity securities	1,818	1,580	11,150	4,322	12,968	5,902
Debt securities	5,573	5,451	1,142	1,420	6,715	6,871
Real estate held for investment	809	840	645	471	1,454	1,311
Mortgage loans	480	536	23	138	503	674
Policyholders' collateral and other loans	629	539	82	50	711	589
Investments in associates	105	86	(1)	(36)	104	50
Other investments	339	374	337	168	676	542
Short-term investments	109	129	–	3	109	132
Investments held by investment companies	6	14	264	140	270	154
Other [2]	224	231	73	25	297	256
Investment result, gross	10,397	9,762	13,382	6,542	23,779	16,304
Investment expenses [3]	(632)	(709)	–	–	(632)	(709)
Investment result, net	**9,765**	**9,053**	**13,382**	**6,542**	**23,147**	**15,595**

[1] Impairments on total investments amounted to USD 64 million and USD 175 million for the years ended December 31, 2005 and 2004, respectively.
[2] Including net capital gains/(losses) on derivative financial instruments of USD 85 million and USD nil million for the years ended December 31, 2005 and 2004, respectively.
[3] Including rental operating expenses for real estate held for investment of USD 146 million and USD 182 million for the years ended December 31, 2005 and 2004, respectively.

Details of the investment balances as of December 31, 2005 and 2004 are given in the following tables by measurement category.

Table 7.2

Breakdown of total investments

as of December 31	Total investments			
	2005		2004	
	USD millions	**% of total**	USD millions	% of total
Cash and cash equivalents	23,482	8.5%	22,457	8.0%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Fair value through profit or loss	78,692	28.4%	73,930	26.2%
of which:				
Trading	2,180	0.8%	2,843	1.0%
Trading equity portfolios in capital markets and banking activities	2,026	0.7%	2,773	1.0%
Available-for-sale	11,622	4.2%	12,158	4.3%
Total equity securities	90,314	32.6%	86,088	30.5%
Debt securities:				
Fair value through profit or loss	15,876	5.7%	17,641	6.3%
of which:				
Trading	663	0.2%	540	0.2%
Available-for-sale	104,144	37.6%	107,874	38.2%
Held-to-maturity	5,277	1.9%	5,855	2.1%
Total debt securities	125,297	45.2%	131,370	46.6%
Real estate held for investment	12,702	4.6%	12,541	4.4%
Mortgage loans	9,307	3.3%	10,251	3.6%
Policyholders' collateral and other loans	11,987	4.3%	14,905	5.3%
Investments in associates	580	0.2%	645	0.2%
Other investments:				
Short-term investments	1,600	0.6%	1,943	0.7%
Investments held by investment companies	1,928	0.7%	1,789	0.6%
Other	96	0.0%	166	0.1%
Total other investments	3,624	1.3%	3,898	1.4%
Total investments	**277,293**	**100.0%**	**282,155**	**100.0%**

As of December 31, 2005 and 2004 investments included USD 12,486 million andUSD 15,687 million, respectively, of loaned securities. Cash and cash equivalents contained USD 4,571 million and USD 5,197 million of cash received as collateral for loaned securities as of December 31, 2005 and 2004, respectively. Non-cash collateral received for loaned securities was USD 8,262 million and USD 12,543 million as of December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, respectively, debt securities with a carrying value of USD 5,295 million and USD 5,009 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheets and an obligation to repurchase them is included in liabilities in the balance sheets at that date.

Cash and investments with a carrying value of USD 4,786 million and USD 7,781 million were deposited with regulatory authorities as of December 31, 2005 and 2004, respectively.

Unrealized gains on available-for-sale instruments are included in shareholders' equity as disclosed further below.

Debt securities maturity schedule

Table 7.3

in USD millions, as of December 31	Amortized cost Held-to-maturity		Estimated fair value Available-for-sale		Fair value through profit or loss	
	2005	2004	**2005**	2004	**2005**	2004
Less than one year	215	181	6,199	9,498	1,671	3,517
One year through five years	1,456	1,195	32,787	32,759	3,046	2,528
Six years through ten years	313	948	23,449	30,601	3,597	2,540
Over ten years	3,293	3,531	19,940	20,791	5,577	8,153
Subtotal	5,277	5,855	82,375	93,649	13,891	16,738
Mortgage and asset-backed securities	–	–	21,769	14,225	1,985	903
Total	**5,277**	**5,855**	**104,144**	**107,874**	**15,876**	**17,641**

The amortized cost and estimated fair values of debt securities held-to-maturity, available-for-sale and fair value through profit or loss are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or pre-pay certain obligations with or without call or pre-payment penalties.

Available-for-sale (a-f-s) securities

Table 7.4

in USD millions, as of December 31	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Equity securities, a-f-s								
Common stock	6,432	7,743	1,407	1,135	(300)	(705)	7,539	8,173
Unit trusts	3,710	3,868	214	116	(67)	(267)	3,857	3,717
Non-redeemable preferred stock	182	237	45	47	(1)	(16)	226	268
Total equity securities, a-f-s	**10,324**	**11,848**	**1,666**	**1,298**	**(368)**	**(988)**	**11,622**	**12,158**
Debt securities, a-f-s								
Swiss federal and cantonal governments	6,849	8,898	314	455	(3)	(12)	7,160	9,341
United Kingdom government	6,600	9,287	146	456	5	(29)	6,751	9,714
United States government	7,559	8,694	112	196	(114)	(189)	7,557	8,701
Other governments and supra-nationals	24,114	27,787	968	992	(56)	(55)	25,026	28,724
Corporate securities	34,666	35,608	1,537	1,621	(333)	(72)	35,870	37,157
Mortgage and asset-backed securities	21,872	13,954	139	333	(242)	(62)	21,769	14,225
Redeemable preferred stocks	10	11	1	1	–	–	11	12
Total debt securities, a-f-s	**101,670**	**104,239**	**3,217**	**4,054**	**(743)**	**(419)**	**104,144**	**107,874**

Fair value through profit or loss securities

Table 7.5

as of December 31	Total investments			
	2005		2004	
	USD millions	**% of total**	USD millions	% of total
Common stock	58,640	62.0%	55,826	61.0%
Unit trusts	20,052	21.2%	18,104	19.8%
thereof: Trading equity portfolios in capital markets and banking activities	2,026	2.1%	2,773	3.0%
thereof: Common stock portfolios backing participating with-profit policyholder contracts	1,691	1.8%	2,049	2.2%
Debt securities	15,876	16.8%	17,641	19.2%
Total	**94,568**	**100.0%**	**91,571**	**100.0%**

Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities

Table 7.6

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Gross realized capital gains	757	635	963	765	1,720	1,400
Gross realized capital losses	(286)	(753)	(205)	(173)	(491)	(926)
Impairments	(51)	(123)	(7)	(25)	(58)	(148)
Total	**420**	**(241)**	**751**	**567**	**1,171**	**326**

Net capital gains/(losses) on trading debt and equity securities

Table 7.7

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Total	**77**	**(80)**	**(2)**	**19**	**75**	**(61)**

Net capital gains/(losses) on fair value through profit or loss debt and equity securities

Table 7.8

in USD millions, for the years ended December 31	Equity securities		Debt securities		Total	
	2005	2004	**2005**	2004	**2005**	2004
Total	**10,653**	**4,643**	**393**	**834**	**11,046**	**5,477**

Table 7.9

Real estate held for investment

in USD millions	Total investments	
	2005	2004
Carrying value as of January 1 (opening balance)	12,541	11,101
Additions and capital improvements	1,537	1,115
Disposals	(508)	(636)
Market value revaluation	521	436
Transfer from/(to) assets held for own use	3	(27)
Foreign currency translation effects	(1,392)	552
Carrying value as of December 31 (closing balance)	**12,702**	**12,541**

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland, Germany and the United Kingdom.

Table 7.10

Investments in associates

in USD millions, for the years ended December 31	Carrying value		Share in profit/(loss)		Ownership interest	
	2005	2004	**2005**	2004	**2005**	2004
Capital Z Financial Services Fund II, United States	401	379	100	66	29.43%	29.43%
Other	179	266	5	20	nm	nm
Total	**580**	**645**	**105**	**86**	**nm**	**nm**

Table 7.11

Unrealized gains/losses on investments included in shareholders' equity

in USD millions, as of December 31	Total	
	2005	2004
Equity securities: available-for-sale	1,298	310
Debt securities: available-for-sale	2,474	3,635
Other	73	200
Less amount of net unrealized (gains)/losses on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	(2,131)	(2,261)
Life deferred acquisition costs	(159)	(176)
Deferred income taxes	(384)	(539)
Minority interests	(32)	(25)
Total	**1,139**	**1,144**

8. Fair value of financial instruments and other investments

The methods and assumptions used by the Group in estimating fair value of the financial instruments and other investments are discussed below.

Cash and cash equivalents: carrying amounts approximate fair values.

Debt and equity securities: fair values are based on quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, discounted cash flow or other recognized valuation techniques.

Real estate held for investment: fair value is determined on a regular basis with reference to current market conditions.

Policyholders' collateral and other loans: fair values are estimated on the basis of discounted cash flow, pricing models, or other recognized valuation techniques.

Mortgage loans: fair values of loans backed by real estate are estimated using discounted cash flow calculations based on the Group's current incremental lending rates for similar types of loans.

Investments in associates: these investments are accounted for using the equity method. Accordingly, these participations are effectively carried at the Group's proportional interest of shareholders' equity of the associate. The fair value of these entities, particularly for publicly traded entities, may differ from the carrying value.

Investments held by investment companies: estimated fair values are determined by the investment managers.

Short-term investments: carrying amounts approximate fair values.

Derivative trading assets and liabilities: fair values are based on quoted market prices, dealer price quotations, discounted cash flow models and option pricing models.

Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Obligations to repurchase securities: carrying amounts approximate fair value.

Table 8.1

Fair value and carrying value of financial instruments

in USD millions, as of December 31	Total fair value		Total carrying value	
	2005	2004	**2005**	2004
Cash and cash equivalents	23,482	22,457	23,482	22,457
Equity securities (including trading equity portfolios in capital markets and banking activities)	90,314	86,088	90,314	86,088
Debt securities	125,591	131,577	125,297	131,370
Real estate held for investment	12,702	12,541	12,702	12,541
Mortgage loans	9,314	10,179	9,307	10,251
Policyholders' collateral and other loans	13,011	15,444	11,987	14,905
Investments in associates	580	647	580	645
Other Investments, of which:	3,624	3,898	3,624	3,898
Short-term investments	1,600	1,943	1,600	1,943
Investments held by investment companies	1,928	1,789	1,928	1,789
Other	96	166	96	166
Derivative assets	523	1,426	523	1,426
Total of financial instruments (assets)	**279,141**	**284,257**	**277,816**	**283,581**
Liabilities for investment contracts	(41,001)	(39,238)	(40,999)	(39,260)
Obligation to repurchase securities	(5,295)	(5,009)	(5,295)	(5,009)
Derivative liabilities	(589)	(1,314)	(589)	(1,314)
Total debt	(9,945)	(10,103)	(9,679)	(9,751)
Total of financial instruments (liabilities)	**(56,830)**	**(55,664)**	**(56,562)**	**(55,334)**

9. Derivative financial instruments

The Group uses derivative financial instruments for economic hedging purposes. In limited circumstances these instruments may also meet the definition of an effective hedge for accounting purposes. Where this is the case, hedge accounting is applied. Derivatives that do not meet the definition of an effective hedge for accounting purposes are classified as derivative financial instruments held at fair value through profit or loss. For further details of the Group's derivative financial instruments refer to table 9.1 and 9.2.

a) Outstanding positions of the Group (excluding "ZCM")

Maturity profile of notional principal amounts and market values of derivative financial instruments (excluding ZCM)

Table 9.1

in USD millions, as of December 31	Remaining life			*Notional* principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	**2005**	2004	**2005**	2004
Swaps							
Interest rate swaps	184	225	459	868	293	20	(30)
Currency swaps	–	350	1,258	1,608	3,683	92	306
Total return equity swaps	–	1,039	118	1,157	5,188	19	(249)
Other swaps	–	–	–	–	178	(35)	(1)
Options							
Purchased call options	121	1,175	1,434	2,730	2,286	191	23
Purchased put options	443	134	456	1,033	1,187	60	32
Written call options	20	1,189	195	1,404	1,095	(308)	(184)
Written put options	1	–	(12)	(11)	–	(11)	(4)
Futures/forwards							
Purchased futures/forwards	7,088	–	–	7,088	6,375	(24)	94
Written futures/forwards	3,053	–	–	3,053	43	(20)	(9)
Total	**10,910**	**4,112**	**3,908**	**18,930**	**20,328**	**(16)**	**(22)**
of which: *Derivative trading assets*						413	562
Derivative trading liabilities						(429)	(584)
Fair value hedge liabilities [1]						**(15)**	–

[1] This hedging instrument mitigates the Group's foreign currency risk exposure to the 4.5% EUR 500 million bond under the EMTN programme. For further details refer to note 22.

b) Outstanding positions of Zurich Capital Markets ("ZCM")

Table 9.2

Maturity profile of notional principal amounts and market values of derivative financial instruments (ZCM)

in USD millions, as of December 31	Remaining life			Notional principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	**2005**	2004	**2005**	2004
Swaps							
Interest rate swaps	219	66	494	779	10,688	33	94
Currency swaps	–	–	17	17	547	3	(6)
Total return equity swaps	–	–	37	37	88	(13)	(26)
Other swaps	–	–	–	–	–	–	–
Options							
Purchased call options	–	–	–	–	272	–	272
Purchased put options	201	152	570	923	1,441	16	(28)
Written call options	–	210	–	210	259	(62)	(205)
Written put options	297	152	1,756	2,205	2,222	(13)	21
Futures/forwards							
Purchased futures/forwards	17	–	–	17	420	1	36
Sold futures/forwards	26	–	–	26	443	–	(24)
Total	**760**	**580**	**2,874**	**4,214**	**16,380**	**(35)**	**134**
of which:							
Derivative trading assets						110	864
Derivative trading liabilities						**(145)**	(730)

10. Insurance benefits, losses and expenses

Table 10.1

Insurance benefits, losses and expenses

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Losses and loss adjustment expenses	28,124	28,428	(5,518)	(4,935)	22,606	23,493
Life insurance death and other benefits	10,811	13,139	(275)	(268)	10,536	12,871
Decrease in future life policyholders' benefits	(674)	(1,890)	(49)	(362)	(723)	(2,252)
Total insurance benefits and losses	**38,261**	**39,677**	**(5,842)**	**(5,565)**	**32,419**	**34,112**

Table 10.2

Policyholder dividends and participation in profits

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Total policyholder dividends and participation in profits	**14,432**	**8,751**	**–**	**1**	**14,432**	**8,752**

Underwriting and policy acquisition costs

Table 10.3

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Underwriting and policy acquisition costs	**7,962**	**8,621**	**(709)**	**(1,231)**	**7,253**	**7,390**

11. Reserves for insurance contracts

Reserves for insurance contracts

Table 11.1

in USD millions, as of December 31	**2005**	2004
Gross		
Reserves for losses and loss adjustment expenses	60,425	57,765
Reserves for unearned premiums	13,531	14,231
Future life policyholders' benefits	71,292	81,350
Policyholders' contract deposits and other funds	18,985	22,763
Reserves for unit-linked contracts	55,691	51,920
Total reserves for insurance contracts, gross	219,924	228,029
Ceded		
Reserves for losses and loss adjustment expenses	(14,231)	(14,278)
Reserves for unearned premiums	(1,675)	(2,097)
Future life policyholders' benefits	(1,305)	(1,418)
Policyholders' contract deposits and other funds	(3,504)	(3,594)
Reserves for unit-linked contracts	–	–
Total ceded reserves for insurance contracts (reinsurers' share of reserves for insurance contracts, gross)	(20,715)	(21,387)
Net		
Reserves for losses and loss adjustment expenses	46,194	43,487
Reserves for unearned premiums	11,856	12,134
Future life policyholders' benefits	69,987	79,932
Policyholders' contract deposits and other funds	15,481	19,169
Reserves for unit-linked contracts	55,691	51,920
Total reserves for insurance contracts, net	**199,209**	**206,642**

Table 11.2

Development of reserves for losses and loss adjustment expenses

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	57,765	51,007	(14,278)	(14,036)	43,487	36,971
Losses and loss adjustment expenses incurred						
Current period	27,047	25,240	(4,582)	(3,711)	22,465	21,529
Prior years	1,077	3,188	(936)	(1,224)	141	1,964
Total	28,124	28,428	(5,518)	(4,935)	22,606	23,493
Losses and loss adjustment expenses paid						
Current period	(8,401)	(8,555)	665	968	(7,736)	(7,587)
Prior years	(13,979)	(13,461)	4,515	3,531	(9,464)	(9,930)
Total	(22,380)	(22,016)	5,180	4,499	(17,200)	(17,517)
Divestments of companies and businesses	(47)	(952)	10	209	(37)	(743)
Foreign currency translation effects	(3,037)	1,298	375	(15)	(2,662)	1,283
As of December 31 (closing balance)	**60,425**	**57,765**	**(14,231)**	**(14,278)**	**46,194**	**43,487**

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the consolidated operating statement in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaled USD 129 million and USD 182 million as of December 31, 2005 and 2004, respectively, have been deducted from reserves for losses and loss adjustment expenses.

The table below presents changes in the historical general insurance reserves net of reinsurance, that the Group established in 2001 and subsequent years. The top line of the table shows the estimated reserves for unpaid losses and loss adjustment expenses as of each balance sheet date, which represents the estimated amount of future payments for losses occurring in that year and in prior years. The upper, or paid, portion of the table presents the cumulative amounts paid through each subsequent year in respect of the reserves established at each year end. The lower or reserve re-estimated, portion of the table shows the re-estimation of the initially recorded reserve as of each succeeding year end. Changes to estimates are made as more information becomes known about the actual losses for which the initial reserves were established. The cumulative deficiency is equal to the initial net reserves less the liability re-estimated as of December 31, 2005. Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, conclusion about future results may not be derived from the information presented in the tables below.

The table below presents our consolidated loss and loss adjustment expense reserve development as of December 31 for the years indicated.

Table 11.3

Development of insurance losses, net

in USD millions, as of December 31	2001	2002	2003	2004	2005
Gross reserves for losses and loss adjustment expenses	37,695	45,306	51,068	57,765	60,425
Reinsurance recoverable	(13,605)	(14,940)	(14,055)	(14,278)	(14,231)
Initial net reserves for losses and loss adjustment expenses	24,090	30,366	37,013	43,487	46,194
Cumulative paid as of:					
One year later	(7,976)	(8,923)	(9,930)	(9,464)	
Two years later	(12,855)	(14,471)	(15,550)		
Three years later	(16,698)	(18,001)			
Four years later	(19,255)				
Net reserves re-estimated as of:					
One year later	26,908	32,240	38,977	43,628	
Two years later	28,471	34,471	40,413		
Three years later	30,636	36,118			
Four years later	31,784				
Cumulative deficiency	(7,694)	(5,752)	(3,400)	(141)	
Cumulative deficiency as a percentage of initial net reserves	(31.9%)	(18.9%)	(9.2%)	(0.3%)	
Gross reserves re-estimated as of December 31, 2005	48,732	53,355	56,221	58,842	
Cumulative deficiency	(11,037)	(8,049)	(5,153)	(1,077)	
Cumulative deficiency as a percentage of initial gross reserves	(29.3%)	(17.8%)	(10.1%)	(1.9%)	

The cumulative deficiency of reserves shown in the table above reflects the progressive strengthening that the Group has made to its reserves as issues have been identified. This included reassessments of exposure to asbestos, the run off of operations at Centre and the refinement of the Group's reserving process commenced in 2004.

Table 11.4

Reserves for losses and loss adjustment expenses for asbestos and environmental claims

in USD millions	2005		2004	
	Gross	**Net**	Gross	Net
Asbestos				
As of January 1 (opening balance)	2,964	2,524	2,930	2,420
Losses and loss adjustment expenses incurred	309	262	497	433
Losses and loss adjustment expenses paid	(144)	(86)	(136)	(125)
Divestments, commutations, settlements and other	–	–	(410)	(297)
Foreign currency translation effects	(172)	(171)	83	93
As of December 31 (closing balance)	**2,957**	**2,529**	**2,964**	**2,524**
Environmental				
As at January 1 (opening balance)	500	395	703	559
Losses and loss adjustment expenses incurred	6	8	(55)	(50)
Losses and loss adjustment expenses paid	(43)	(24)	(91)	(61)
Divestments, commutations, settlements and other	–	–	(52)	(50)
Foreign currency translation effects	(1)	(1)	(5)	(3)
As of December 31 (closing balance)	**462**	**378**	**500**	**395**

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than in other lines of the Group's business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business.

The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. The net reserve amounts related to the above claims were USD 2,907 million and USD 2,919 million as of December 31, 2005 and 2004, respectively.

Table 11.5

Roll forward of future life policyholders' benefits

in USD millions	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	81,350	78,232	(1,418)	(977)	79,932	77,255
Premiums and claims	(3,897)	(5,934)	(55)	(240)	(3,952)	(6,174)
Interest and bonuses credited to policyholders	2,758	3,319	(50)	(55)	2,708	3,264
Change in assumptions	466	564	119	(143)	585	421
Acquisitions/(divestments)	(166)	(1,394)	16	39	(150)	(1,355)
Increase/(decrease) charged to shareholders' equity	40	823	(10)	(7)	30	816
Foreign currency translation effects	(9,259)	5,740	93	(35)	(9,166)	5,705
As of December 31, 2005 (closing balance)	**71,292**	**81,350**	**(1,305)**	**(1,418)**	**69,987**	**79,932**

Table 11.6

Policyholders' contract deposits and other funds (gross of reinsurance)

in USD millions, as of December 31	**2005**	2004
Annuities	1,997	1,949
Universal life and other investment contracts	10,628	11,420
Policyholder dividends	6,360	9,394
Total	**18,985**	**22,763**

Table 11.7

Roll forward of policyholders' contract deposits and other funds

in USD millions	**Gross**		**Ceded**		**Net**	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	22,763	20,625	(3,594)	(3,694)	19,169	16,931
Premiums and claims	(4,233)	(1,199)	224	249	(4,009)	(950)
Interest and bonuses credited to policyholders	1,353	2,086	(136)	(146)	1,217	1,940
Change in assumptions	(10)	69	6	–	(4)	69
Acquisitions/(divestments)	4	(376)	–	–	4	(376)
Increase/(decrease) charged to shareholders' equity	427	802	(5)	–	422	802
Foreign currency translation effects	(1,319)	756	1	(3)	(1,318)	753
As of December 31, 2005 (closing balance)	**18,985**	**22,763**	**(3,504)**	**(3,594)**	**15,481**	**19,169**

Table 11.8

Roll forward of reserves for unit-linked contracts

in USD millions	**Gross**		**Ceded**		**Net**	
	2005	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	51,920	43,875	–	–	51,920	43,875
Premiums and claims	920	1,287	–	–	920	1,287
Interest and bonuses credited to policyholders	6,897	4,355	–	–	6,897	4,355
Acquisitions/(divestments)	43	(22)	–	–	43	(22)
Foreign currency translation effects	(4,089)	2,425	–	–	(4,089)	2,425
As of December 31, 2005 (closing balance)	**55,691**	**51,920**	**–**	**–**	**55,691**	**51,920**

Table 11.9

Maturity schedule of reserves for insurance contracts

in USD millions, as of December 31, 2005		Reserves for losses and loss adjustment expenses, gross	Rerserves for losses and loss adjustment expenses, ceded	Rerserves for losses and loss adjustment expenses, net	Future life policy-holders' benefits, gross	Future life policy-holders' benefits, ceded	Future life policy-holders' benefits, net
< 1	Year	18,161	(3,960)	14,201	5,846	(76)	5,770
1 to 5	Years	25,291	(5,958)	19,333	19,386	(150)	19,236
6 to 10	Years	8,715	(2,272)	6,443	14,200	(110)	14,090
11 to 20	Years	6,116	(1,522)	4,594	12,723	(128)	12,595
> 20	Years	2,142	(519)	1,623	19,137	(841)	18,296
Total		**60,425**	**(14,231)**	**46,194**	**71,292**	**(1,305)**	**69,987**

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

- interest rates which vary by country, year of issuance and product;
- mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form;
- surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholders' benefits and policyholders' contract deposits vary according to the type of contract and the country. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Future life policyholder benefits increased by USD 585 million after reinsurance (USD 421 million in 2004) due to the recognition of changes in assumptions. In particular, the 2005 net changes include the following significant movements:

- USD 177 million related to changes in interest rate assumptions;
- USD 205 million related to changes in morbidity assumptions, primarily related to termination rate experience on disability;
- USD 116 million related to a change in the United Kingdom pensions legislation regarding maximum limits, which has resulted in higher payouts and reserves for certain policyholders.

As of January 1, 2006, the policyholder's participation for the individual life business in Switzerland becomes subject to regulatory guidelines whereby the statutory policyholders' dividend fund has to be distributed to the policyholders at least in an amount of 20% of the account balance on the statutory accounts.

Guarantees arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO")

The Group sells products for which policyholders bear the full investment risk associated with the underlying invested funds selected by them. Certain of these products contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

Table 11.10

Information on guarantee liabilities arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") as well as annuitization options ("GAO")

in USD millions (except average age)	**2005**	2004
Account balance for products with guarantee features as of December 31		
Gross	4,165	4,074
Ceded	(545)	(554)
Net	**3,620**	**3,520**
Amount at risk as of December 31		
Gross	723	735
Ceded	(280)	(284)
Net	**443**	**451**
Average attained age of policyholders (in years)	**62**	**61**

The Group's exposure after reinsurance recoveries under these policies at the balance sheet date as of December 31, 2005 would be USD 443 million (USD 451 million as of December 31, 2004). The Group believes that ultimately the realization of such liability is not likely.

12. Liabilities for investment contracts (with and without DPF)

Table 12.1

Liabilities related to investment contracts

in USD millions, as of December 31	**2005**	2004
Liabilities related to unit-linked investment contracts	34,871	32,245
Liabilities related to investment contracts (amortized cost)	133	128
Liabilities related to investment contracts with discretionary participation features	5,995	6,887
Total	**40,999**	**39,260**

Unit-linked investment contracts issued by the Group are recorded at a value reflecting the returns of investment funds which include selected equities, debt securities and derivatives. Policyholders bear the full risk of the returns on these investments.

The fair value of financial liabilities at amortized cost is based on a discounted cash flow valuation technique and is shown in note 8. The discount rate is determined by current market assessment of the time value of money and risk specific to the liability.

The movements in the liabilities arising from investment contracts with DPF are summarized below:

Roll forward of investment contract liabilities

Table 12.2

in USD millions	2005	2004
As of January 1 (opening balance)	39,260	34,863
Premiums and claims	(297)	(1,569)
Interest and bonuses credited to policyholders	5,840	3,867
Foreign currency translation effects	(3,804)	2,099
As of December 31 (closing balance)	**40,999**	**39,260**

13. Equity component of discretionary participation features

Certain investment and insurance contracts sold by the Group contain benefit features for which the amount and timing of declaration and payment are at the discretion of the Group. The table below shows the change in the amount of undeclared funds surplus recorded in shareholders' equity after minimum mandated allocations to policyholder liabilities.

Equity component of discretionary participation features (DPF)

Table 13.1

in USD millions	2005	2004
As of January 1 (opening balance)	1,425	1,484
Initial application of the "legal quote" in Switzerland as of June 30, 2004	–	(226)
Change in net unrealized gains on investments	99	14
Change in current year period profit	46	38
Foreign currency translation effects	(171)	115
As of December 31 (closing balance)	**1,399**	**1,425**

14. Farmers management fees

Farmers management fees

Table 14.1

in USD millions, for the years ended December 31	2005	2004
Farmers management fees and other related revenue	**2,058**	1,985

FGI is contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers Exchanges, which the Group manages but does not own. In order to enable the Farmers Exchanges to maintain appropriate capital and surplus while offering competitive insurance rates, FGI has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers Exchanges. The gross earned premiums of the Farmers Exchanges were USD 14,380 million and USD 14,020 million for the years ended December 31, 2005 and 2004, respectively.

15. Deferred policy acquisition costs and origination costs

Deferred policy acquisition costs

Table 15.1

in USD millions	General Insurance		Life Insurance		Other segments [1]		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	2,143	1,916	8,932	7,858	206	303	11,281	10,077
Acquisition costs deferred and transfers [2]	2,357	2,132	1,249	1,481	12	80	3,618	3,693
Amortization [3]	(1,696)	(1,978)	(878)	(884)	(121)	(177)	(2,695)	(3,039)
Divestments	(22)	(14)	(12)	(73)	–	(1)	(34)	(88)
Foreign currency translation effects	(141)	87	(850)	550	–	1	(991)	638
As of December 31 (closing balance)	**2,641**	**2,143**	**8,441**	**8,932**	**97**	**206**	**11,179**	**11,281**

[1] *Net of eliminations of intersegment transactions.*
[2] Change in accounting classification increased the acquisition costs deferred by USD 450 million as of December 31, 2005, and amortization by USD 194 million for the year ended December 31, 2005.
[3] Amortization recorded directly to common shareholders' equity for Life Insurance was USD 29 million and USD 105 million for the years ended December 31, 2005 and 2004, respectively.

Deferred origination costs

Table 15.2

in USD millions	Total [1]	
	2005	2004
As of January 1 (opening balance)	736	646
Origination costs deferred	121	57
Amortization	(92)	(13)
Foreign currency translation effects	(75)	46
As of December 31 (closing balance)	**690**	**736**

[1] Deferred origination costs are fully attributable to the Life Insurance segment.

16. Receivables

Receivables

Table 16

in USD millions, as of December 31	**2005**	2004
Receivables from policyholders	2,591	3,021
Receivables from insurance companies, agents, brokers and intermediaries	4,936	5,173
Other receivables	2,405	3,245
Receivables arising from ceded reinsurance	1,846	1,864
Allowance for uncollectible amounts	(495)	(430)
Total	**11,283**	**12,873**

Receivables are generally settled within one year.

17. Mortgage loans given as collateral and collateralized loans

As part of the Deutscher Herold transaction in the year 2002, the Group acquired various mortgage loans. Deutscher Herold had previously sold these loans to credit institutions while retaining the related credit and interest risk. Therefore the loans have not been derecognized from the balance sheet and the transaction is reflected as a collateralized borrowing. Accordingly, the loans are recorded as "Mortgage loans given as collateral" and the liability to credit institutions as "Collateralized loans".

18. Income taxes

Income tax expense – current/deferred split

Table 18.1

in USD millions, for the years ended December 31	**2005**	2004
Current	1,324	1,219
Deferred	812	(123)
Total income tax expense	**2,136**	**1,096**

Income tax expense – policyholders/ shareholders split

Table 18.2

in USD millions, for the years ended December 31	**2005**	2004
Total income tax expense attributable to policyholders	772	318
Total income tax expense attributable to shareholders	1,364	778
Total income tax expense	**2,136**	**1,096**

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue.

Expected and actual income tax expense

Table 18.3

in USD millions, for the years ended December 31	**Rate**	**2005**	Rate	2004
Net income before income taxes		5,466		3,668
Less: income tax expense attributable to policyholders		(772)		(318)
Net income before income taxes attributable to shareholders		4,694		3,350
Expected income tax expense attributable to shareholders	32.3%	1,514	30.1%	1,008
Increase/(reduction) in taxes resulting from:				
Lower taxed income		(419)		(392)
Non-deductible expenses		115		129
Effect of tax losses		215		45
Prior year adjustments and other		(61)		(12)
Actual income tax expense attributable to shareholders	29.1%	1,364	23.2%	778
Plus income tax expense attributable to policyholders		772		318
Actual income tax expense		**2,136**		**1,096**

The preceding table illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the weighted average statutory income tax rate.

The expected weighted average statutory income tax rate for the Group is 32.3% and 30.1% for the years ended December 31, 2005 and 2004, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax attributable to shareholders generated in the taxable territories in which the Group operates.

Deferred income taxes

Table 18.4

in USD millions, as of December 31	**2005**	2004
Deferred tax assets		
Reserves for losses and loss adjustment expenses	840	632
Reserves for unearned premiums	464	374
Accruals not currently deductible	153	176
Unrealized losses on investments	104	9
Depreciable and amortizable assets	171	174
Deferred front-end-fees	720	490
Reserves for life policy benefits	254	208
Loss carryforwards	1,360	1,647
Other	950	991
Deferred tax assets, gross	5,016	4,701
Valuation allowance on deferred tax assets	(623)	(490)
Deferred tax assets, net of valuation allowance	4,393	4,211
Deferred tax liabilities		
Reserves for losses and loss adjustment expenses	(623)	(716)
Deferred policy acquisition costs	(2,169)	(2,352)
Unrealized gains on investments	(488)	(548)
Depreciable and amortizable assets	(1,563)	(1,251)
Reserves for life policy benefits	(695)	(678)
Other	(779)	(173)
Deferred tax liabilities	(6,317)	(5,718)
Net deferred tax liabilities	**(1,924)**	**(1,507)**

The 2005 and 2004 numbers are shown before the netting of timing differences that reverse in the same period of USD 1,993 million and USD 1,765 million, respectively.

The current income tax payable (net of income tax receivable) was USD 982 million and USD 971 million as of December 31, 2005 and 2004, respectively.

Deferred tax charge included in shareholders' equity amounted to USD 384 million and USD 539 million for the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, respectively, the Group had income tax loss carryforwards of USD 5,258 million and USD 4,835 million available (subject to various statutory restrictions) for use against future taxable income. However, deferred tax assets for loss carryforwards of USD 3,150 million and USD 3,300 million were recognized as of December 31, 2005 and December 31, 2004, respectively. The difference represents unrecognized income tax loss carryforwards. The majority of the income tax loss carryforwards expire in a period between five and fifteen years.

The Group's deferred tax assets and liabilities are recorded in the tax paying entities throughout the world, which may include several legal entities within each tax jurisdiction. Legal entities are grouped into a single taxpayer only when permitted by local legislation and when deemed appropriate.

The recoverability of the deferred tax asset for each taxpayer is based on its ability to utilize the deferred tax asset over a reasonable period of time. This analysis considers the projected taxable income to be generated by the taxpayer, as well as the ability to offset deferred tax assets with deferred tax liabilities.

As of December 31, 2005 and 2004, the following taxpayer groups carry a net deferred tax asset position on their balance sheets.

Deferred tax assets by taxpayer group

Table 18.5

in USD millions, as of December 31	Deferred tax assets		Deferred tax assets, net of valuation allowance and other tax liabilities	
	2005	2004	**2005**	2004
Taxpayer groups				
Zurich Holding Company of America taxpayer group	1,381	1,441	1,252	1,250
Centre group of companies	557	552	122	138
Zurich Capital Markets companies	214	226	–	–
UK General Insurance companies	99	123	91	116
Other	88	105	81	94

The Zurich Holding Company of America taxpayer group of companies (excluding Farmers Group, Inc., Centre and Zurich Capital Markets Inc.) has reported tax losses in the past few years due to a number of catastrophes, as well as prior year development, creating a net operating loss carryforward of approximately USD 2,310 million, which is utilizable over a 15 year period. Management is undertaking a number of actions to efficiently utilize the net operating loss carryforwards. Based on the current taxable income projections for the North America taxpayer group of companies, management believes that the carrying values of the deferred tax assets as of December 31, 2005 are recoverable.

19. Fixed assets

Fixed assets

Table 19.1

in USD millions

	Land held for own use	Buildings held for own use	Furniture and fixtures	Computer equip-ment	Other fixed assets	Total
Gross carrying value as of January 1, 2005 (opening balance)	457	1,688	478	747	644	4,014
Less: accumulated amortization/impairments	–	(583)	(362)	(618)	(335)	(1,898)
Net carrying value as of January 1, 2005 (opening balance)	457	1,105	116	129	309	2,116
Additions, capital improvements and transfers	37	82	10	124	74	327
Disposals and transfers	(89)	(152)	(10)	(12)	(51)	(314)
Depreciation	–	(45)	(15)	(62)	(71)	(193)
Foreign currency translation effects	(50)	(122)	(7)	(9)	(19)	(207)
Net carrying value as of December 31, 2005 (closing balance)	**355**	**868**	**94**	**170**	**242**	**1,729**
Plus: accumulated amortization/impairments	–	473	284	514	268	1,539
Gross carrying value as of December 31, 2005 (closing balance)	**355**	**1,341**	**378**	**684**	**510**	**3,268**

Fixed assets

Table 19.2

in USD millions	Land held for own use	Buildings held for own use	Furniture and fixtures	Computer equip-ment	Other fixed assets	Total
Gross carrying value as of January 1, 2004 (opening balance)	487	1,820	558	865	638	4,368
Less: accumulated amortization/impairments	–	(648)	(375)	(704)	(335)	(2,062)
Net carrying value as of January 1, 2004 (opening balance)	487	1,172	183	161	303	2,306
Additions, capital improvements and transfers	14	12	7	105	101	239
Disposals and transfers	(76)	(101)	(38)	(63)	(38)	(316)
Depreciation	–	(54)	(44)	(82)	(67)	(247)
Foreign currency translation effects	32	76	8	8	10	134
Net carrying value as of December 31, 2004 (closing balance)	**457**	**1,105**	**116**	**129**	**309**	**2,116**
Plus: accumulated amortization/impairments	–	583	362	618	335	1,898
Gross carrying value as of December 31, 2004 (closing balance)	**457**	**1,688**	**478**	**747**	**644**	**4,014**

The fire insurance value of the Group's own-use real estate, investment real estate and other fixed assets totaled USD 8,252 million and USD 10,160 million as of December 31, 2005 and 2004, respectively.

20. Goodwill and other intangible assets

Intangible assets

Table 20.1

in USD millions

	Goodwill	
	2005	2004
Gross carrying value as of January 1 (opening balance)	744	1,285
Less: accumulated amortization/impairments	–	(506)
Net carrying value as of January 1 (opening balance)	744	779
Additions and transfers	19	47
Divestments and transfers	(76)	(31)
Amortization	–	(92)
Impairments	–	–
Foreign currency translation effects	(82)	41
Net carrying value as of December 31 (closing balance)	**605**	**744**
Plus: accumulated amortization/impairments	–	598
Gross carrying value as of December 31 (closing balance)	**605**	**1,342**

[1] *This intangible asset relates to insurance contracts only.*
[2] Other intangibles include internally generated capitalised software development costs and other costs.

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to its business and geographical segment. The table below shows goodwill and other intangible assets by business segment.

Intangible assets by segments

Table 20.2

in USD millions, as of December 31

	Goodwill	
	2005	2004
General Insurance	152	164
Life Insurance	448	514
Farmers Management Services	–	–
Other Businesses	–	60
Corporate Functions	5	6
Net carrying value as of December 31	**605**	**744**

Present value of profits of acquired insurance contracts [1]		Other intangible assets [2]		Attorney-in-fact relationships		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
2,307	2,275	1,790	1,675	1,024	1,709	5,865	6,944
(1,447)	(1,376)	(1,197)	(973)	–	(642)	(2,644)	(3,497)
860	899	593	702	1,024	1,067	3,221	3,447
8	–	151	135	–	–	178	182
–	–	(18)	(22)	–	–	(94)	(53)
(48)	(71)	(206)	(224)	–	(43)	(254)	(430)
–	–	–	–	–	–	–	–
(80)	32	(29)	2	–	–	(191)	75
740	**860**	**491**	**593**	**1,024**	**1,024**	**2,860**	**3,221**
1,377	1,447	1,279	1,197	–	685	2,656	3,927
2,117	**2,307**	**1,770**	**1,790**	**1,024**	**1,709**	**5,516**	**7,148**

Present value of profits of acquired insurance contracts		Other intangible assets		Attorney-in-fact relationships		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
–	–	243	285	–	–	395	449
740	860	115	140	–	–	1,303	1,514
–	–	113	148	1,024	1,024	1,137	1,172
–	–	2	7	–	–	2	67
–	–	18	13	–	–	23	19
740	**860**	**491**	**593**	**1,024**	**1,024**	**2,860**	**3,221**

When testing for impairment, the recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average past growth rate for the insurance business in which the CGU operates and discount rates range between 6.0% and 10.4%.

21. Derivative liabilities and other liabilities

Derivative liabilities and other liabilities

Table 21

in USD millions, as of December 31	**2005**	2004
Amounts due to reinsurers, agents and other insurance companies	2,942	3,238
Amounts due to life policyholders	547	701
Other liabilities	8,320	8,011
Liabilities for cash collateral received for securities lending	4,714	5,197
Tax payables	1,184	1,833
Derivative liabilities	589	1,314
Deferred income and other liabilities	1,591	1,746
Provision for defined post employment benefits	1,114	2,847
Total	**21,001**	**24,887**

Refer to note 9 for details on derivative financial instruments. Refer to note 25 for further details of the provision for defined post employment benefits.

22. Debt

Debt

Table 22.1

in USD millions, as of December 31		**2005**	2004
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable, due in the following year	653	1,973
	Notes and loans payable, due 2007 - 2015	543	582
	Notes and loans payable, due after 2015	–	150
Zurich Financial Services EUB Holdings Limited	Notes and loans payable, due in the following year	779	919
	Notes and loans payable, due 2007 - 2015	96	144
	Notes and loans payable, due after 2015	3	–
Centre Solutions (Bermuda) Ltd.	Various debt instruments	65	112
Debt related to capital markets and banking activities		2,139	3,880
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	381	438
	3.5% CHF bond, due July 2008	228	263
	4.5% EUR bond, due September 2014	1,173	1,342
Kemper Corporation	Various debt instruments, due in 2009	26	27
Zurich Insurance Company	3.875% CHF bond, due July 2011	763	880
	Various borrowings and notes	48	99
Other	Various short- and medium-term debt instruments	314	306
Senior debt		2,933	3,355
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037 [1]	1,000	1,000
Zurich Finance (UK) p.l.c	6.625% GBP bond, undated notes	762	848
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	583	668
	4.5% EUR bond, due June 2025	586	–
ZFS Finance (USA) Trust I	6.15% USD ECAPS, due December 2065	592	–
ZFS Finance (USA) Trust II	6.45% USD ECAPS, due December 2065	689	–
ZFS Finance (USA) Trust III	Floating Rate USD ECAPS, due December 2065	395	–
Subordinated debt		4,607	2,516
Total senior and subordinated debt		7,540	5,871
Total debt		**9,679**	**9,751**

[1] Net of unamortized transaction costs: USD 990 million.

a) Debt related to capital markets and banking activities

During the year, a restructuring was effected to combine the Zurich Bank and Dunbar Bank into a single banking unit under Zurich Financial Services EUB Holdings Limited. To aid comparison, the 2004 figures presented for ZCM exclude debt related to Zurich Bank, which was transferred to the new banking unit. Similarly, Dunbar Bank's 2004 debt is included under the new banking unit.

ZCM's debt reduced by USD 1,509 million to USD 1,196 million as of December 31, 2005 from USD 2,705 million as of December 31, 2004. The reduction resulted from the redemption of capital in Zurich Bank of USD 400 million, a reduction in liquidity levels of USD 191 million, with the remainder of the reduction attributable to the ongoing wind-down of ZCM's business.

Debt relating to the new banking unit amounted to USD 878 million as of December 31, 2005, compared to USD 1,063 million as of December, 2004.

b) Senior debt

The Group's Euro Medium Term Note Programme (EMTN Programme), which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion. Issuing entities under the EMTN Programme include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

c) Subordinated debt

On June 15, 2005, Zurich Finance (USA), Inc. issued under the EMTN Programme a 4.5% EUR 500 million bond, guaranteed by Zurich Insurance Company on a subordinated basis, due 2025 and callable beginning in 2015. The proceeds were swapped into 6-month floating rate US dollars until the call date under fair-value hedge accounting treatment. The bond pays a fixed-rate coupon of 4.5% until June 15, 2015, and a variable rate of 3-month Euribor plus a spread of 2.2% thereafter.

On December 9, 2005 ZFS Finance (USA) Trust I and ZFS Finance (USA) Trust II respectively issued 6.15% USD 600 million of Series I and 6.45% USD 700 million of Series II Fixed / Adjustable Rate Enhanced Capital Advantaged Preferred Securities (ECAPS), and on December 22, 2005 ZFS Finance (USA) Trust III issued USD 400 million of Series III Floating Rate ECAPS. These trust preferred securities were sold to a number of qualified institutional buyers and qualified purchasers under the exemption of rule 144A of the United States Securities Act (1933). Each Trust benefits from a subordinated support agreement of Zurich Financial Services and Zurich Group Holding. Distributions are payable quarterly or semiannually in arrears but may at any time be deferred at the Group's option. Distributions will be mandatory deferred if the Group fails to meet certain financial tests. If distributions are not paid in full after a certain period of time and during any mandatory deferral period, the Group must use commercially reasonable efforts to issue and/or sell share capital to fund accumulated and unpaid distributions. The Group has the option to call the securities after five or ten years from the issuance depending on the series. Each of the three Trusts will dissolve no later than December 15, 2065.

Distributions to holders of ECAPS are based on the following:

Table 22.2

Series I	6.15% payable semiannually until December 15, 2010 and then reset quarterly to the Adjustable Rate* plus 1.75%
Series II	6.45% payable semiannually until June 15, 2016 and then reset quarterly to the Adjustable Rate* plus 2.00%
Series III	3-month LIBOR plus 1.15% reset quarterly until December 15, 2010 and then 3-month LIBOR plus 2.15%

* Adjustable Rate is equal to the greatest of (i) the 3-month LIBOR rate; (ii) the 10-year Treasury CMT (Constant Maturity Treasury) Rate; and (iii) the 30-year Treasury CMT Rate, subject to a maximum under (ii) and (iii) of 13.25% Series I and 13% for Series II.

Maturity schedule of outstanding debt

Table 22.3

in USD millions, as of	2005
2006	1,883
2007	681
2008	265
2009	89
2010	21
after 2010	6,740
Total	**9,679**

Interest expense on debt

Table 22.4

in USD millions, for the years ended December 31	2005	2004
Debt related to capital markets and banking activities	106	94
Senior debt	142	109
Subordinated debt	198	159
Total	**446**	**362**

Credit facilities

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of December 31, 2005.

Dunbar Bank has access to various committed credit facilities totaling GBP 465 million. GBP 10 million of borrowings were outstanding under these facilities as of December 31, 2005.

23. Share capital

Share capital and treasury shares

Table 23.1

number of shares, as of December 31	2005	2004
Authorized, contingent and issued share capital, CHF 2.50 and CHF 6.50 par value, respectively	156,988,783	156,988,783
Issued share capital, CHF 2.50 and CHF 6.50 par value, respectively	144,006,955	144,006,955
Treasury shares	192,423	298,113

Preferred securities

Table 23.2

in USD millions, as of December 31	2005	2004
Preferred securities, USD 1,000 par value	1,125	1,125

a) Issued share capital

As of December 31, 2005 and 2004, Zurich Financial Services had 144,006,955 issued and fully paid registered shares of CHF 2.50 par value and CHF 6.50 par value, respectively.

At the Annual General Meeting on April 19, 2005, shareholders approved a share capital reduction in the form of a nominal value reduction of each registered share from CHF 6.50 to CHF 2.50. As a result of this reduction, the share capital was reduced by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50. In the previous year, shareholders approved, at the Annual General Meeting on April 16, 2004, a share capital reduction in the form of a nominal value reduction of each registered share from CHF 9 to CHF 6.50. As a result of that reduction, the share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to CHF 936,045,207.50.

b) Authorized share capital

Until June 1, 2007, the Board of Zurich Financial Services is authorized to increase the share capital by an amount not exceeding CHF 15,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 2.50 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

c) Contingent share capital

Capital market instruments and option rights to shareholders

The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 13,704,570 by the issuance of up to 5,481,828 fully paid registered shares with a nominal value of CHF 2.50 each (1) through the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets; and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of seven years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation:

The share capital may be increased by an amount not exceeding CHF 3,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 2.50 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and shall take into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

d) Preferred securities
In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) for the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps). These coupon rates step up after the first call dates.

e) Additional paid in capital
This reserve is not ordinarily available for distribution.

f) Dividend restrictions and capital and solvency requirements
Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that dividends may only be paid out of freely distributable reserves or retained earnings and that 5% of annual retained earnings must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. As of December 31, 2005, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries such as foreign exchange control restrictions.

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of an insurer's state of domicile. For general insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of statutory limitations require prior approval from the Insurance Commissioner of the insurer's state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 50 million) of premiums being at 18% and the first tranche (EUR 35 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of "insurance reserves for life insurance where the investment risk is carried by policyholders") plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition, in certain European countries further requirements may apply.

Several regulatory changes came into force in Switzerland on January 1, 2006. Amongst others the capital requirements were changed to include risk based target capital for insurance companies and insurance groups (Swiss Solvency Test). Risk-bearing and target capital have to be determined building on a risk based capital model by 2008 for groups, conglomerates, reinsurers and small companies. However, large legal entities must carry out the calculations starting already in 2006 as part of a compulsory field test. Within this time the companies may develop their own risk based capital model to be approved by the Federal Office of Private Insurance (FOPI) if they do not opt for the standard model. Groups, conglomerates and reinsurers will have to use company specific internal models. The same applies for companies for which the standard model is not applicable. Zurich will adopt and extend the existing internal risk-based capital model for the Group and Zurich Insurance Company in close consultation with the FOPI to make it compliant with new regulatory requirements which are expected to be further detailed by FOPI.
The new target capital must be built up until beginning of 2011.

Meanwhile Zurich Financial Services continues to be subject to certain solvency requirements based on a Decree on the Consolidated Supervision of the Group issued by FOPI on April 23, 2001. It is expected that this decree will be replaced by a new decree to be issued by FOPI in the first half of 2006.

As of December 31, 2005, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

g) Earnings per share

Table 23.3

Earnings per share

	Net income attributable to common shareholders (in USD millions)	Number of shares	Per share (USD)	Per share (CHF)[1]
2005				
Basic earnings per share	3,168	143,758,294	**22.04**	**27.41**
Effect of potentially dilutive shares related to share-based compensation plans	–	1,597,527	**(0.24)**	**(0.30)**
Diluted earnings per share	**3,168**	**145,355,821**	**21.80**	**27.11**
2004				
Basic earnings per share	2,428	143,577,437	16.92	20.98
Effect of potentially dilutive shares related to share-based compensation plans	–	1,067,047	(0.13)	(0.15)
Diluted earnings per share	**2,428**	**144,644,484**	**16.79**	**20.83**

[1] The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the years ended December 31, 2005 and 2004, respectively.

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of shares outstanding for the period, excluding the weighted average number of shares held as treasury shares and preferred securities.
Diluted earnings per share reflects the effect of potentially dilutive shares.

24. Preferred securities and minority interests

Table 24.1

Preferred securities and minority interests

in USD millions, as of December 31	2005	2004
Preferred securities	355	407
Minority interests	459	433
Total	**814**	**840**

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with the provision of structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement from Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

25. Employee benefits

The Group had 52,010 and 53,246 employees (full time equivalents) as of December 31, 2005 and 2004, respectively. Personnel and other related costs incurred for the year ended December 31, 2005 and 2004 were USD 4,884 million and USD 4,462 million, respectively. This includes wages and salaries of USD 3,903 million and USD 3,759 million, respectively.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit plans. Other employees participate in defined contribution plans, which provide benefits equal to amounts contributed by both the employer and the employee plus investment returns.

The Group also operates post-employment plans, mainly in the United States, which provide employees with certain defined post-employment benefits other than pensions.

The status of the defined benefit plans and other defined post-employment benefits is given below.

a) Defined benefit plans

Defined benefit pension plans

Employees of the Group's operating companies are covered under various pension plans. Certain companies run defined benefit plans, some of which provide benefits related to final pensionable earnings and others provide cash balance plans, where the participants receive the benefit of annual contributions made by both employer and employee and a credit for the investment return achieved on the assets. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or from the date of commencement of employment. Benefits are generally based on each employee's years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

Most of the Group's defined benefit plans are funded through contributions by the Group to trusts or foundations independent of the Group's finances. In these cases, the annual funding requirements are determined in accordance with local funding and actuarial cost methods. Where plans are not specifically funded, for example, as is usual in the case of pension plans in Germany, a liability for the accrued pension obligations is recognized in the Group's balance sheet.

Other defined post-employment benefits

Certain of the Group's operating companies provide a post-employment benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completion of a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-employment benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Weighted average assumptions used

Table 25.1

as of December 31	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Discount rate	4.8%	5.1%	5.7%	5.7%
Expected long-term rate of return on assets	5.9%	6.1%	5.0%	5.0%
Future salary increases	3.6%	3.8%	4.0%	3.7%
Future pension increases	2.3%	2.3%	–	–
Increase in long-term health cost	–	–	9.0%	9.5%

Table 25.2

Status of funded defined benefit plans

in USD millions, as of December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Present value of obligations	(10,612)	(10,640)	(87)	(104)
Fair value of plan assets	8,597	6,586	13	17
Funded status	(2,015)	(4,054)	(74)	(87)
Unrecognized net actuarial losses/(gains)	1,892	2,272	(12)	20
Unrecognized prior service cost	2	–	–	–
Liability	**(121)**	**(1,782)**	**(86)**	**(67)**

The funded status shows the deficit of the balance of pension plan assets at fair values less the pension liability based on the present value of obligation. Pensions, however, are long-term by nature. Short-term variations between long-term actuarial assumptions and actual experience may be positive or negative, resulting in actuarial gains or losses. Such actuarial gains or losses are not recognized under IAS 19 as it is expected that such actuarial gains and losses will equalize over time. Only unrecognized actuarial gains or losses exceeding certain "corridors" as defined in IAS 19 are amortized through the operating statement (see table 25.4 below, "Net actuarial losses recognized in year").

The funded status of the Group's funded defined benefit plans moved to a deficit of USD 2,015 million as of December 31, 2005 from a deficit of USD 4,054 million as of December 31, 2004. The assets held by the pension plans for the Group's employees in Switzerland did not qualify as plan assets under IFRS 4. Therefore the funded status as of December 31, 2004 was restated to reflect the adoption of IFRS 4. The result was an increase to the deficit of USD 1,865 million. However, as per December 31, 2005 the funded status recovered due to a cash payment made to the plan during 2005.

On June 16, 2005, the Boards of Trustees of the pension plans for the Group's employees based in Switzerland adopted new pension plan arrangements that reflect the changed economic and demographic environment. The principal changes to the pension plans, which became effective January 1, 2006, were the conversion from a defined benefit to a defined contribution system and the separation of the pension plan as an autonomous foundation. Employees transferred to the new arrangements, and future benefits at normal retirement for current active participants are targeted to be similar to those under the former arrangements. However, following a transition period of three years, the current additional benefits that are provided on early retirement will gradually be phased out over a nine-year period. The calculation of the reduced long-term obligation under IAS 19 resulted in a one-time non-cash gain of USD 103 million.

Table 25.3

Status of unfunded defined benefit plans

in USD millions, as of December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Present value of obligations	(886)	(894)	(206)	(224)
Unrecognized net actuarial losses	126	55	59	66
Unrecognized prior service cost	–	–	–	(1)
Liability	**(760)**	**(839)**	**(147)**	**(159)**

The summary of the amounts recognized in the consolidated operating statements is given below.

Table 25.4

Components of net pension expenses

in USD millions, for the years ended December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Current service cost	(337)	(351)	(7)	(8)
Interest cost	(527)	(520)	(14)	(17)
Expected return on plan assets	409	402	1	1
Net actuarial losses recognized in year	(162)	(106)	(1)	(5)
Past service cost	(67)	(11)	–	–
Gains on curtailment or settlement	94	15	17	–
Net pension expense	**(590)**	**(571)**	**(4)**	**(29)**

The actual returns on defined benefit pension plan assets for the years ended December 31, 2005 and 2004 were USD 1,026 million and USD 611 million, respectively. The actual returns on other defined post-employment plan assets were USD 1 million and USD nil million for the years ended December 31, 2005 and 2004, respectively.

The summary of the balance sheet movements in relation to defined benefit plans and other defined post-employment benefits is given below.

Table 25.5

Summary of balance sheet movements

in USD millions

	Defined benefit pension plans		Other defined post-employment benefits	
	2005	2004	**2005**	2004
Liability as of January 1 (opening balance)	(2,621)	(2,345)	(226)	(197)
Current year expense	(590)	(571)	(4)	(29)
Contributions paid	1,979	303	10	6
Divestments	–	24	–	–
Foreign currency translation effects	351	(32)	(13)	(6)
Liability in the consolidated balance sheets as of December 31 (closing balance)	**(881)**	**(2,621)**	**(233)**	**(226)**

b) Defined contribution pension plans

Certain of the Group's operating companies sponsor defined contribution plans. Eligibility for participation in such plans is either based on completion of a specified period of continuous service or date of commencement of employment. The plans provide for voluntary contributions by employees and contributions by the employer which typically range from 3% to 15% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 11 million and USD 13 million in 2005 and 2004, respectively.

26. Share based compensation and cash incentive plans

The Group has adopted various share-based compensation and cash incentive plans to attract, retain and motivate executives and employees. The plans are designed to reward employees for their contribution to the performance of the Group and to encourage employee share ownership. Share-based compensation plans include plans under which shares and options to purchase shares, based on the performance of the businesses, are awarded. Share-based plans are based on the provision of Zurich Financial Services shares.

a) Cash incentive plans

Various businesses throughout the Group operate short-term incentive programs for executives, management and, in some cases, for employees of that business unit. Awards are made in cash, based on the accomplishment of both organizational and individual performance objectives. The expenses recognized for these cash incentive plans amounted to USD 296 million and USD 242 million for the years ended December 31, 2005 and 2004, respectively.

b) Share based compensation plans for employees

The Group encourages employees to own shares of Zurich Financial Services and has set up a framework based on the implementation of either share options and/or performance share programs. Actual plans are tailored to meet local market requirements.

Expenses recognized in the operating statements

Table 26.1

in USD millions, for the years ended December 31	**2005**	2004
Total option-based expenses	21	23
Total share-based expenses	55	45
Total expenses	**76**	**68**

The explanations below give a more detailed overview of the plans of the Group.

Share option plans for United Kingdom employees

UK Sharesave Plan

The plan is open to employees in the United Kingdom. Participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. Participants are granted options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market price prior to grant. Options under the plan can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances. There were a total of 864 and 2,409 participants in this plan as of December 31, 2005 and 2004, respectively. There have been no new grants under this plan since 2002.

Employee share plans

Share Incentive Plan for employees in the UK

The Group established an Inland Revenue approved Share Incentive Plan and launched the partnership shares element of this plan in 2003. This plan enables participating employees to make monthly purchases of Zurich Financial Services shares at the prevailing market price out of their gross earnings. There were 422 and 500 participants in the partnership element of the plan as of December 31, 2005 and 2004 respectively. The Group also operates the profit-sharing element of the Share Incentive Plan (reward shares) which were launched in 2004 with annual share allocations being made in May each year subject to business performance. The awards are based on the performance of the participating employee's business unit for the year, subject to a maximum award of 5% of participant's base salary (before any flexible benefit adjustments) or GBP 3,000. The total number of participating employees in the reward share element of the plans as of December 31, 2005 and 2004 was 6,680 and 6,149, respectively.

Share Incentive Plans for employees in Switzerland

In 2005, the Employee Incentive Plan introduced for employees in Switzerland continued to operate. Employees under this plan have the option to acquire sales-restricted shares at a 30% discount to the market value, with the maximum value of the discount being CHF 1,500. During 2005, 6,002 employees participated in the Employee Incentive Plan compared with 6,115 in 2004. For the year ended December 31, 2005, 1,870 employees received shares under the 2004 employee performance share plan. For the year ended December 31, 2004, 4,613 employees received shares under the 2003 employee performance share plan.

c) Share based compensation plans for executives

The Group operates long-term incentive plans for selected executives. These plans comprise the allocation of a target number of share options grants and/or share grants with the vesting of these option/share grants being subject to the achievement of specific financial performance goals. The Group can also make Restricted Share grants to selected employees, which provide share awards if the individual remains employed with the Group on selected dates in the future.

Senior Executive long-term incentive plans

Each year, Senior Executives are granted performance options and performance shares, which vest on an annual basis over the subsequent three year period. The actual level of vesting, which can be between 0% and 150% of the original number of options and/or shares granted, depends on the performance of the Group during the previous calendar year. The current performance metrics are the Group's return on equity (ROE) and position of the Group's total shareholder return against an international peer group of insurance companies. One-half of the shares that actually vest are sales-restricted for a further period of three years. The options have a seven year term from the date of grant. Grants under the plan are made annually on April 3. The actual number of performance options and performance shares granted is determined such that the economic value is a defined percentage of annual salary in the year of allocation. During 2005 and 2004, a total of 185 and 186 participants were granted shares and options under this plan.

Executive long-term performance share plans

Each year, selected executives are granted performance shares which vest over a period of three years, either on an annual basis or at the end of the three year period. Specific performance parameters are established for each of the Business Divisions and include, for example, return on equity or business operating profit objectives. The actual number of performance shares granted at the beginning of the performance period is determined such that the economic value is a defined percentage of the annual salary in the year of allocation. Actual awards under these plans are made fully in shares of Zurich Financial Services, of which 50% are sales-restricted for a further period of three years. There were a total of 787 and 535 participants in this plan as of December 31, 2005 and 2004, respectively.

d) Further information on share and option plans

Movements in options granted under the various equity participation plans

Table 26.2

for the years ended December 31	Number of shares under option		Weighted average exercise price (in CHF)	
	2005	2004	**2005**	2004
Outstanding as of January 1	1,875,016	1,795,120	297	340
Options granted	705,882	477,022	164	202
Options forfeited	(125,480)	(260,671)	313	397
Options exercised	(161,575)	(24,692)	106	121
Expired during period	(186,497)	(111,763)	561	405
Outstanding as of December 31	**2,107,346**	**1,875,016**	**210**	**297**
Exercisable as of December 31	1,023,419	693,892	210	407

Certain plan participants elected in 2002 to take their option award in the form of Share Appreciation Rights. Included in the number of shares under option in the table above are 70,902 and 77,234 shares as of December 31, 2005 and 2004, respectively, which will be settled through cash payments rather than through delivery of shares.

The average share price for Zurich Financial Services shares in 2005 and 2004 was CHF 221.19 and CHF 188.76, respectively.

Range of exercise prices of options outstanding as of December 31, 2005

Table 26.3

in CHF	Weighted average contractual life in years	Weighted average remaining expected life in years
100-400	7.1	5.3
401-700	7.0	2.0
701-1000	7.0	0.1

Options and shares granted during the period

Table 26.4

for the years ended December 31	Number		Weighted average fair value at grant date (in CHF)	
	2005	2004	**2005**	2004
Shares granted during the period	811,350	384,420	206	213
Options granted during the period [1]	705,882	477,022	44	67

[1] Number of options granted is shown as the number of shares under option granted during the period.

The shares and options granted during the period are the target allocations made under the performance option and performance share plans together with any restricted share awards granted during the year. Whether these grants become vested or not will depend on whether the performance achievements are met. The expense is adjusted for actual grants made.

The fair value of options granted are estimated using the Black-Scholes option pricing model, with the following assumptions.

Black-Scholes assumptions for fair value of options

Table 26.5

	2005	2004
Share price, in CHF [1]	206	213
Exercise price, in CHF	206	213
Implied volatility	23.15%	31.75%
Risk-free interest rate	2.22%	2.47%
Expected dividend rate	2.00%	1.50%
Contracted option life	7 years	7 years

[1] Share price as at date of granting, April 4, 2005 and April 2, 2004, respectively.

The risk-free interest rate was determined by using the seven year CHF swap rate applicable in 2005 and 2004. The fair value of any other share options granted during the year has been determined using the same methodology.

27. Related party transactions

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group, either individually or in aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The table below sets forth related party transactions reflected in the consolidated operating statement and consolidated balance sheet.

Related party transactions included in the consolidated financial statements

Table 27.1

in USD millions	2005	2004
Consolidated operating statements for the years ended December 31		
Net earned premiums and policy fees	13	7
Net investment income	147	105
Other income/(expense)	(4)	(9)
Losses and loss adjustment expenses	(6)	(11)
Consolidated balance sheets as of December 31		
Policyholders' collateral and other loans	21	23
Reinsurers' share of reserves for insurance contracts	3	1
Other receivables	8	2
Reserves for losses and loss adjustment expenses	(7)	(4)
Accrued liabilities	(11)	–

The table below summarizes related transactions with key personnel reflected in the consolidated financial statements. Key personnel includes directors of Zurich Financial Services, directors of Zurich Insurance Company and members of the Group Executive Committee.

Related party transactions – key personnel

Table 27.2

in USD millions, for the years ended December 31	2005	2004
Compensation of key personnel of the Group		
Compensation, fees and current benefits	25	26
Post-employment benefits	4	4
Termination benefits	–	5
Share based compensation	9	8
Total compensation paid to key personnel	**38**	**43**

Outstanding loans and guarantees granted to members of the Group Executive Committee amounted to USD 4 and USD 3 million for the years ended December 31, 2005 and 2004, respectively. No outstanding loans or guarantees were granted to directors of Zurich Financial Services and Zurich Insurance Company for either of the years ended December 31, 2005 or 2004. The term "directors" and "members of the Group Executive Committee" in this context includes the individual as well as members of their respective households. Remuneration paid to the members of the Board of Directors of Zurich Financial Services and Zurich Insurance Company in 2005 and 2004 was USD 2.8 million and USD 2.7 million, respectively.

28. Farmers Exchanges

FGI provides certain non-claims related management services to the Farmers Exchanges. In addition, the Group has the following relationships with the Farmers Exchanges.

a) Certificates of contribution and surplus notes of the Farmers Exchanges

As of December 31, 2005 and 2004, FGI and other Group companies held the following surplus note and certificates of contribution issued by the Farmers Exchanges. Originally these were purchased by FGI in order to supplement the policyholders' surplus of the Farmers Exchanges.

Surplus Notes

Table 28.1

in USD millions, as of December 31	**2005**	2004
6.15% surplus note, due December 2013	88	88
6.15% certificates of contribution, due December 2013	524	524
6.15% certificates of contribution, due August 2014	296	296
6.00% certificates of contribution, due September 2006	107	107
Various other certificates of contribution	23	23
Total	**1,038**	**1,038**

Conditions governing payment of interest and repayment of principal are outlined in the certificates of contribution and the surplus note. Generally, repayment of principal may be made only when the issuer has an appropriate amount of surplus, and then only after approval is granted by the issuer's governing Board and the appropriate state insurance regulatory department in the United States. In addition, payment of interest may generally be made only when the issuer has an appropriate amount of surplus and then only after approval is granted by the appropriate state insurance regulatory department in the United States.

b) Quota share reinsurance treaties with the Farmers Exchanges

The Farmers Exchanges cede risk through quota share reinsurance treaties to Farmers Reinsurance Company ("Farmers Re"), a wholly owned subsidiary of FGI, and Zurich Insurance Company ("ZIC").

Effective January 1, 2004, Farmers Re assumes annually USD 200 million and ZIC assumes USD 800 million of gross written premiums under an Auto Physical Damage ("APD") Quota Share reinsurance agreement with the Farmers Exchanges. In addition, Farmers Re and ZIC assume a quota share percentage of ultimate net losses sustained by the Farmers Exchanges in their APD lines of business. The agreement, which can be terminated after 30 days' notice by any of the parties, also provides for the Farmers Exchanges to receive a ceding commission of 18% of premiums, with additional experience commissions that depend on loss experience. This experience commission arrangement limits Farmers Re and ZIC's potential underwriting gain on the assumed business to 2.5% of premiums assumed.

Effective December 31, 2004, Farmers Re and ZIC entered into a 12% All Lines Quota Share reinsurance treaty under which they each assume a percentage of all lines of business written by the Farmers Exchanges, prospectively. Under this treaty, which amended the 10% All Lines Quota Share reinsurance treaty in effect since December 31, 2002, Farmers Re and ZIC assume a 2.4% and 9.6% respective quota share of the premiums written and the ultimate net losses sustained in all lines of business written by the Farmers Exchanges after the APD reinsurance agreement has been applied. Underwriting results assumed are subject to a maximum combined ratio of 112.5% and a minimum combined ratio of 93.5%. In addition, under this treaty the Farmers Exchanges' catastrophe losses are subject to a maximum of USD 800 million. Farmers Re and ZIC assumed USD 19.2 million and USD 76.8 million respectively of maximum annual catastrophe losses. This reinsurance agreement, which can be terminated after 60 days' notice by any of the parties, also provides for the Farmers Exchanges to receive a provisional ceding commission of 22% of premiums for acquisition expenses, 8.8% of premiums for unallocated loss adjustment expenses and 5.3% of premiums for other expenses with additional experience commissions potentially payable depending on loss experience. For the year ended December 31, 2005, Group companies assumed USD 1,153 million of gross written premiums (USD 1,269 million in the prior year) from the Farmers Exchanges under the All Lines Quota Share reinsurance agreement.

29. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing.

Quantifiable commitments and contingencies

Table 29.1

in USD millions, as of December 31	**2005**	2004
Commitments under investment agreements	3,917	3,642
Less funded	(3,184)	(2,785)
Remaining commitments under investment agreements	733	857
Guarantees, surety bonds, letters of credit [1]	1,645	3,168
Future rent commitments	1,415	1,619
Undrawn loan commitments (capital markets and banking activities)	509	570
Other commitments and contingent liabilities	312	271

[1] Guarantee features embedded in life insurance products are not included. For such guarantee features refer to note 11 on insurance reserves.

Commitments under investment agreements

The Group has committed to contribute capital to subsidiaries, associates and third parties that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds. Included in the remaining commitments is USD 331 million to Capital Z Investments II, L.P., USD 110 million to Capital Z Investments, L.P. and USD 71 million to Gresham. Part of these commitments may be called at any time and in any amount, based on various criteria. The remaining commitments also include a minimum allocation for hedge fund investments.

Guarantees, surety bonds, letters of credit

The Group knows of no event of default that would require it to satisfy guarantees. Irrevocable letters of credit and surety bonds were issued to secure certain reinsurance contracts.

Future rent commitments

The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rent expenses for these items totaled USD 155 million and USD 190 million for the years ended December 31, 2005 and 2004, respectively.

Future payments under non-cancelable operating leases with terms in excess of one year

Table 29.2

in USD millions	**Rental payments**
2006	185
2007	175
2008	165
2009	146
2010	125
2011 and thereafter	619
Total	**1,415**

The Group leases its real estate held for investment to outside parties under operating leases.

Indemnity agreements

The Group, through certain of its subsidiaries, has agreed to arrangements that cap Converium's net exposure for losses arising out of the September 11, 2001 event at USD 289 million. Additionally, the Group has provided Converium with coverage for net losses in excess of USD 59 million, including non-performance of the retrocessionaire, related to Amerisafe/Unicover pool business. As of December 31, 2005, the Group has recorded provisions in respect of both arrangements of USD 128 million and USD 24 million, respectively.

Pledged assets

Total assets pledged including securities pledged in respect of securities repurchase agreements amounted to USD 5,679 million and USD 5,048 million as of December 31, 2005 and December 31, 2004, respectively. Assets pledged were financial assets.

Other contingent liabilities

The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group is of the view that the ultimate outcome of these reviews would not materially affect the Group's consolidated financial position.

In common with other groups with life assurance businesses in the United Kingdom, the Group remains exposed to a number of Conduct of Business issues, some of which are currently under review by the Financial Services Authority in the United Kingdom. While provisions are maintained which reflect management's best evolving estimate of the probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate cost remains. The main area of uncertainty concerns sales advice related complaints. The key assumptions used to derive the complaint provision are the volume of complaints, both those already recorded and an assumption as to the level of future complaints, the percentage of complaints which will be successful (the uphold rate), the average redress payable per complaint and the expenses of reviewing each case or complaint. The assumptions used to set the provision have been based on actual experience over the past three years weighted towards more recent experience.

In 2003, the Group completed the divestment of various asset management operations. As part of these agreements, the Group has guaranteed certain minimum levels of "assets under management" to the acquirers. The guarantees provide that if the "assets under management" fall below those defined levels under certain conditions, the Group may be required to compensate for these shortfalls. The compensation is limited to the considerations received and the Group does not believe any such compensation to be probable.

On December 11, 2001, the Group divested its third party reinsurance business operated under the "Zurich Re" brand name by offering the shares of the newly established Converium Holding AG to the public. As part of the formation of Converium Holding AG and the subsequent public offering of its shares, the Group entered into various contracts with Converium Holding AG and its subsidiaries, including certain Quota Share Retrocession Agreements. These Quota Share Retrocession Agreements, together with subsequent amendments, provide for the reinsurance premium to Converium to be retained by the Group on a "funds withheld" basis. Converium may call for payment in cash certain amounts of the funds withheld on pre-determined dates. If Converium calls for such payments on July 1, 2006, the maximum amount that would be payable by the Group is estimated to be in the range of approximately USD 200 million to USD 250 million.

Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations by various State Insurance Departments and State Attorneys General in the United States, the United States Attorney's Office for the Southern District of New York, the United States Securities and Exchange Commission, other United States authorities and supervisory bodies and other non-United States authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters, such as financing hedge funds engaged in mutual-fund market-timing activities. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations.

Various Group subsidiaries are also defendants in corporate class action litigation, and they intend to defend such actions vigorously. Certain of these putative class actions consolidated before a US District Court were brought by private parties based on matters that have been the subject of the investigation regarding business practices involving insurance brokers and insurance carriers. By entering into a Memorandum of Understanding with the plaintiffs in this consolidated class action subject to various contingencies, Zurich Financial Services and certain of its United States subsidiaries have created a platform to negotiate a settlement with these plaintiffs that could be terminated or changed in material respects if efforts to negotiate satisfactory separate settlements with State Insurance Departments and State Attorneys General in the United States are unsuccessful. Zurich Financial Services is also a defendant in class action lawsuits brought on behalf of the holders of securities issued by Converium Holding AG.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. At this time the Group is unable to predict the potential effects, if any, that the investigations and related actions may have upon the insurance and the reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry. Any of the foregoing could adversely affect the Group's business, results of operations and financial condition. Management is, however, not aware that these matters would materially affect the Group's consolidated financial position.

30. Segment information

Operating statements by business segment

in USD millions, for the years ended December 31

	General Insurance		Life Insurance	
	2005	2004	**2005**	2004
Revenues				
Direct written premiums and policy fees	32,194	32,796	10,447	10,845
Assumed written premiums	1,207	1,059	88	103
Gross written premiums and policy fees	33,401	33,855	10,535	10,948
Less premiums ceded to reinsurers	(5,456)	(6,677)	(721)	(690)
Net written premiums and policy fees	27,945	27,178	9,814	10,258
Net change in reserves for unearned premiums	(376)	(241)	1	(1)
Net earned premiums and policy fees	27,569	26,937	9,815	10,257
Farmers management fees	–	–	–	–
Net investment income	2,738	2,320	6,481	6,343
Net capital gains/(losses) on investments and impairments	327	86	11,518	5,070
Net gain/(loss) on divestments of businesses	(17)	(16)	(7)	37
Other income	439	516	922	870
Total revenues	31,056	29,843	28,729	22,577
Intersegment transactions	(1,006)	(576)	(160)	(95)
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	20,961	21,323	109	89
Life insurance death and other benefits, net of reinsurance	100	123	9,781	11,995
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	7	9	(790)	(2,327)
Insurance benefits and losses, net of reinsurance	21,068	21,455	9,100	9,757
Policyholder dividends and participation in profits, net of reinsurance	4	9	13,655	7,643
Underwriting and policy acquisition costs, net of reinsurance	4,506	4,100	1,561	1,508
Administrative and other operating expenses	2,884	2,583	1,538	1,376
Amortization and impairments of intangible assets	93	106	105	212
Interest expense on debt	205	140	20	33
Interest credited to policyholders and other interest	204	154	716	755
Total benefits, losses and expenses	28,964	28,547	26,695	21,284
Net income/(loss) before income taxes	**2,092**	**1,296**	**2,034**	**1,293**
Income tax expense attributable to policyholders				
Income tax expense attributable to shareholders				
Net income attributable to minority interests				
Net income attributable to shareholders				

Supplementary segment information

	General Insurance 2005	General Insurance 2004	Life Insurance 2005	Life Insurance 2004
Purchases of fixed and intangible assets	219	83	122	153
Significant non-cash expenses:				
Depreciation and impairments of fixed assets	83	100	42	68
Amortization and impairments of intangible assets	93	106	105	213

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
–	–	357	474	8	11	10	28	43,016	44,154
–	–	2,647	4,230	174	128	(335)	(438)	3,781	5,082
–	–	3,004	4,704	182	139	(325)	(410)	46,797	49,236
–	–	(358)	(486)	(167)	(127)	325	410	(6,377)	(7,570)
–	–	2,646	4,218	15	12	–	–	40,420	41,666
–	–	411	366	1	–	–	–	37	124
–	–	3,057	4,584	16	12	–	–	40,457	41,790
2,058	1,985	–	–	–	–	–	–	2,058	1,985
152	119	757	713	614	498	(977)	(940)	9,765	9,053
(1)	1	1,280	1,271	258	114	–	–	13,382	6,542
–	–	9	14	13	53	–	–	(2)	88
1	12	242	269	785	681	(863)	(592)	1,526	1,756
2,210	2,117	5,345	6,851	1,686	1,358	(1,840)	(1,532)	67,186	61,214
(23)	(32)	149	(493)	(800)	(336)	1,840	1,532	–	–
–	–	1,544	2,093	9	19	(17)	(31)	22,606	23,493
–	–	631	736	17	10	7	7	10,536	12,871
–	–	(10)	86	68	(23)	2	3	(723)	(2,252)
–	–	2,165	2,915	94	6	(8)	(21)	32,419	34,112
–	–	773	1,100	–	–	–	–	14,432	8,752
–	–	1,192	1,777	(6)	5	–	–	7,253	7,390
944	915	319	414	997	757	(822)	(551)	5,860	5,494
46	92	2	12	8	8	–	–	254	430
–	–	169	161	872	812	(820)	(784)	446	362
–	–	212	248	114	25	(190)	(176)	1,056	1,006
990	1,007	4,832	6,627	2,079	1,613	(1,840)	(1,532)	61,720	57,546
1,220	**1,110**	**513**	**224**	**(393)**	**(255)**	**–**	**–**	**5,466**	**3,668**
								(772)	(318)
								(1,364)	(778)
								(116)	(106)
								3,214	**2,466**

Farmers Management Services 2005	2004	Other Businesses 2005	2004	Corporate Functions 2005	2004	Eliminations 2005	2004	Total 2005	2004
88	64	4	4	72	117	–	–	505	421
43	40	5	11	20	28	–	–	193	247
46	92	2	12	8	7	–	–	254	430

30. Segment information (continued)

Table 30.2

Assets and liabilities by business segment

in USD millions, as of December 31

	General Insurance		Life Insurance	
	2005	2004	**2005**	2004
Total investments	74,401	71,623	174,428	179,957
Reinsurers' share of reserves for insurance contracts	13,974	14,753	1,561	1,609
Deposits made under assumed reinsurance contracts	45	190	9	24
Deferred policy acquisition costs	2,641	2,143	8,441	8,932
Deferred origination costs	–	–	690	736
Goodwill	152	164	448	514
Other related intangible assets [1]	–	–	740	860
Other assets	12,673	14,286	9,008	11,097
Total assets after consolidation of investments **in subsidiaries**	**103,886**	**103,159**	**195,325**	**203,729**
Liabilities for investment contracts	–	–	41,244	39,502
Reserves for losses and loss adjustment expenses, gross	54,716	52,162	130	116
Reserves for unearned premiums, gross	12,973	13,293	125	146
Future life policyholders' benefits, gross	149	174	68,624	78,733
Policyholders' contract deposits and other funds, gross	862	1,038	13,854	14,603
Reserves for unit-linked contracts, gross	–	–	39,283	35,947
Reserves for insurance contracts, gross	68,700	66,667	122,016	129,545
Debt related to capital markets and banking activities	–	–	–	–
Senior debt	6,176	8,680	637	679
Subordinated debt	2,315	–	–	–
Other liabilities	16,329	18,521	21,453	23,459
Total liabilities	**93,520**	**93,868**	**185,350**	**193,185**
Supplementary segment information				
Reserves for losses and loss adjustment expenses, net	42,196	39,344	110	95
Reserves for unearned premiums, net	11,315	11,166	121	143
Future life policyholders' benefits, net	149	174	67,200	77,169
Policyholders' contract deposits and other funds, net	846	1,011	13,741	14,582
Reserves for unit-linked contracts, net	–	–	39,283	35,947
Reserves for insurance contracts, net	54,506	51,695	120,455	127,936

[1] Other related intangible assets consists of the present value of profits of acquired insurance contracts and attorney-in-fact relationships.

	Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	3,588	3,037	32,523	36,711	19,225	17,095	(26,872)	(26,268)	277,293	282,155
	202	199	6,291	6,368	73	84	(1,607)	(1,845)	20,494	21,168
	–	–	2,488	3,122	6	7	(98)	(61)	2,450	3,282
	–	–	97	206	–	–	–	–	11,179	11,281
	–	–	–	–	–	–	–	–	690	736
	–	–	–	60	5	6	–	–	605	744
	1,024	1,024	–	–	–	–	–	–	1,764	1,884
	1,070	950	2,797	3,933	2,113	1,566	(2,524)	(2,195)	25,137	29,637
	5,884	**5,210**	**44,196**	**50,400**	**21,422**	**18,758**	**(31,101)**	**(30,369)**	**339,612**	**350,887**
	–	–	–	–	–	–	(245)	(242)	40,999	39,260
	–	–	6,278	6,350	165	158	(864)	(1,021)	60,425	57,765
	–	–	448	880	33	48	(48)	(136)	13,531	14,231
	–	–	2,757	2,642	439	470	(677)	(669)	71,292	81,350
	–	–	4,288	7,197	–	–	(19)	(75)	18,985	22,763
	–	–	16,408	15,973	–	–	–	–	55,691	51,920
	–	–	30,179	33,042	637	676	(1,608)	(1,901)	219,924	228,029
	–	–	3,833	5,009	–	–	(1,694)	(1,129)	2,139	3,880
	–	–	408	1,247	17,823	16,655	(22,111)	(23,906)	2,933	3,355
	–	–	–	–	5,360	3,749	(3,068)	(1,233)	4,607	2,516
	1,778	1,367	6,780	9,058	1,805	2,045	(2,375)	(1,958)	45,770	52,492
	1,778	**1,367**	**41,200**	**48,356**	**25,625**	**23,125**	**(31,101)**	**(30,369)**	**316,372**	**329,532**
	–	–	3,767	3,938	119	113	2	(3)	46,194	43,487
	–	–	415	817	7	9	(2)	(1)	11,856	12,134
	(202)	(199)	2,399	2,313	439	471	2	4	69,987	79,932
	–	–	896	3,631	–	–	(2)	(55)	15,481	19,169
	–	–	16,408	15,973	–	–	–	–	55,691	51,920
	(202)	(199)	23,885	26,672	565	593	–	(55)	199,209	206,642

Table 30.3

Gross written premiums and policy fees, total revenues and total assets by geographical segment

in USD millions	Gross written premiums and policy fees for the years ended December 31		Total revenues for the years ended December 31		Total assets as of December 31	
	2005	2004	**2005**	2004	**2005**	2004
North America	17,897	19,405	17,572	17,585	68,436	64,167
Europe	25,618	25,874	42,751	36,333	225,174	236,085
International Businesses	3,390	3,444	3,506	3,394	12,747	11,684
Centrally Managed Businesses	1,302	2,004	4,603	4,840	55,156	57,673
Eliminations	(1,410)	(1,491)	(1,246)	(938)	(21,901)	(18,722)
Total	**46,797**	**49,236**	**67,186**	**61,214**	**339,612**	**350,887**

Table 30.4

Purchases of fixed and intangible assets by geographical segment

in USD millions, for the years ended December 31	Fixed assets		Intangible assets	
	2005	2004	**2005**	2004
North America	87	66	44	53
Europe	160	60	113	95
International Businesses	19	16	6	11
Centrally Managed Businesses	61	97	15	23
Total	**327**	**239**	**178**	**182**

31. Subsequent events

On February 10, 2006 the Group announced that it has exercised its option to redeem EUR 300 million of Series A Preference Shares issued by Zurich Financial Services (Jersey) Ltd. in December 1999 on the Euromarket. The 12,000,000 Preference Shares of EUR 25 par value each carry a coupon of 7.125% and are listed on the Luxembourg Stock Exchange. The Preference Shares will be repaid on March 16, 2006 together with the preference dividend accrued up to and including the redemption date.

Report of the Group Auditors

Report of the Group auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (operating statement, balance sheet, statement of cash flows, statement of changes in equity and notes on pages 3 to 85) of Zurich Financial Services for the year ended December 31, 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, February 15, 2006

Significant Subsidiaries

Significant subsidiaries (as of December 31, 2005)	Domicile	Segment [1]	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
Australia						
Zurich Australia Limited	Sydney	Life Insurance	100.00	100.00	AUD	10.0
Zurich Australian Insurance Limited	Sydney	General Insurance	100.00	100.00	AUD	97.1
Austria						
Zürich Versicherungs-Aktiengesellschaft	Vienna	General Insurance	99.98	99.98	EUR	12.0
Bermuda						
B G Investments Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.3
Centre Group Holdings Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
CMSH Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
ZCM Holdings (Bermuda) Limited	Hamilton	Other Businesses	100.00	100.00	USD	158.9
ZG Investments Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments II Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments III Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
ZG Investments IV Ltd.	Hamilton	Corporate Functions	100.00	100.00	USD	0.01
Zurich International (Bermuda) Ltd.	Hamilton	Other Businesses	100.00	100.00	USD	9.9
Chile						
Chilena Consolidada Seguros de Vida S.A.	Santiago	Life Insurance	98.95	98.95	CLP	24,484.0
France						
Zurich International (France) Cie d'Assurances S.A. [2]	Levallois-Perret	General Insurance	99.99	99.99	EUR	20.2
Germany						
BONNSECUR GmbH & Co. Liegenschaften Deutscher Herold KG	Bonn	Life Insurance	76.83	76.83	EUR	170.0
DA Deutsche Allgemeine Versicherung Aktiengesellschaft	Oberursel	General Insurance	100.00	100.00	EUR	24.5
Deutscher Herold Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	18.4
Deutscher Herold Allgemeine Versicherung Aktiengesellschaft	Bonn	General Insurance	76.83	76.83	EUR	20.5
Deutscher Herold Lebens-versicherung Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	46.2
Zürich Beteiligungs-Aktiengesellschaft (Deutschland)	Frankfurt / Main	General Insurance	100.00	100.00	EUR	152.9
Zürich Lebensversicherung AG (Deutschland)	Frankfurt / Main	Life Insurance	100.00	100.00	EUR	13.4
Zürich Versicherung Aktien-gesellschaft (Deutschland)	Frankfurt / Main	General Insurance	100.00	100.00	EUR	106.5

[1] The segments are defined in the notes to the Consolidated Financial Statements, note 1, Basis of presentation.
[2] Liquidated on January 5, 2006.

Significant subsidiaries (continued) as of December 31, 2005	**Domicile**	**Segment**	**Voting rights %**	**Ownership interest %**	**Book value of common stock (in local currency millions)**	
Ireland						
Zurich Financial Services EUB Holdings Limited	Dublin	Other Businesses	100.00	100.00	GBP	0.001
Zurich Insurance Ireland Ltd.	Dublin	General Insurance	100.00	100.00	EUR	4.6
Eagle Star Life Assurance Company of Ireland Limited	Dublin	Life Insurance	100.00	100.00	EUR	17.5
Orange Stone Holdings	Dublin	Other Businesses	100.00	100.00	USD	1,609.3
Orange Stone Reinsurance	Dublin	Other Businesses	100.00	100.00	USD	1,524.8
Italy						
Zurich Investments Life S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	34.0
Zurich Life Insurance Italia S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	25.9
Portugal						
Zurich, Companhia de Seguros, S.A.	Lisbon	General Insurance	100.00	100.00	EUR	10.0
South Africa						
South African Eagle Insurance Company Limited [3]	Bryanston	General Insurance	73.61	73.61	ZAR	3.0
Spain						
Zurich España, Compañía de Seguros y Reaseguros, S.A.	Barcelona	General Insurance	99.78	99.78	EUR	33.6
Zurich Vida, Compañía de Seguros y Reaseguros, S.A.	Madrid	Life Insurance	100.00	100.00	EUR	50.4
Switzerland						
Assuricum Company Limited	Zurich	Corporate Functions	100.00	100.00	CHF	610.0
Genevoise, Compagnie d'Assurances sur la Vie SA	Geneva	Life Insurance	100.00	100.00	CHF	17.0
Zurich Group Holding	Zurich	Corporate Functions	100.00	100.00	CHF	1,600.0
Zurich Insurance Company	Zurich	Corporate Functions	100.00	100.00	CHF	825.0
Zurich Life Insurance Company Limited	Zurich	Corporate Functions	100.00	100.00	CHF	60.0
Taiwan						
Zurich Insurance (Taiwan) Ltd.	Taipei	General Insurance	91.87	91.87	TWD	2,000.0
United Kingdom						
Allied Dunbar Assurance p.l.c.	Swindon, England	Life Insurance	100.00	100.00	GBP	0.05
Allied Zurich Holdings Limited	Jersey, Channel Islands	Corporate Functions	100.00	100.00	GBP	90.7
Allied Zurich Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP	378.1
Eagle Star Holdings Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP	553.7
Eagle Star Insurance Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	591.7
Openwork Holdings Limited	Swindon, England	Life Insurance	100.00	25.00	GBP	0.01

[3] Listed on the Johannesburg Stock Exchange. On December 31, 2005, the company had a market capitalization of ZAR 2,253 million (ISIN Number 000006243).

Significant subsidiaries (continued)

as of 31 December 2005

	Domicile	Segment	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)
ZPC (Construction) Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP 54.0
Zurich Assurance Ltd.	Swindon, England	Life Insurance	100.00	100.00	GBP 879.9
Zurich Employment Services Limited	Fareham, England	Life Insurance	100.00	100.00	GBP 9.0
Zurich Financial Services (Jersey) Limited	Jersey, Channel Islands	Corporate Functions	100.00	100.00	GBP 0.01
Zurich Financial Services (UKISA) Limited	Swindon, England	Corporate Functions	100.00	100.00	GBP 1,492.1
Zurich Holdings (UK) Limited	Fareham, England	Corporate Functions	100.00	100.00	GBP 87.1
Zurich International (UK) Limited	Portsmouth, England	General Insurance	100.00	100.00	GBP 40.0
Zurich International Life Limited	Douglas, Isle of Man	Life Insurance	100.00	100.00	GBP 55.6
Zurich Invest (Jersey) Ltd.	Jersey, Channel Islands	General Insurance	100.00	100.00	GBP 0.1
Zurich Specialties London Limited	London, England	General Insurance	100.00	100.00	GBP 150.0
Zurich Whiteley Investment Trust Limited	Fareham, England	General Insurance	100.00	100.00	GBP 10.2
United States of America					
Centre Reinsurance Holdings (Delaware) Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD 0.0196
Crown Management Services Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD 0.00003
Farmers Group, Inc.	Reno, NV	Farmers Management Services	96.63	100.00	USD 0.001
Farmers New World Life Insurance Company	Mercer Island, WA	Life Insurance	100.00	100.00	USD 6.6
Farmers Reinsurance Company	Los Angeles, CA	Other Businesses	100.00	100.00	USD 5.0
Kemper Corporation	Schaumburg, IL	Corporate Functions	100.00	100.00	USD 220.0
Kemper Investors Life Insurance Company	Mercer Island, WA	Other Businesses	100.00	100.00	USD 2.5
Universal Underwriters Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD 15.0
Universal Underwriters Life Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD 2.5
Zurich American Insurance Company (and subsidiaries)	New York, NY	General Insurance	100.00	100.00	USD 5.0
Zurich Finance (USA), Inc.	Wilmington, DE	Corporate Functions	100.00	100.00	USD0.000001
Zurich Holding Company of America, Inc.	Dover, DE	Corporate Functions	100.00	100.00	USD 0.6

Embedded Value Statistics

Consulting actuaries review

Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have reviewed the choice of methodology together with the assumptions and calculations made by Zurich Financial Services Group ("the Group") in the calculation of the embedded value results of its Life Insurance business as of December 31, 2005. Deloitte have reported to the Group that they consider that the methodology is appropriate, the Group's assumptions are together reasonable and that the embedded value results as published above have been properly compiled on the basis of the methodology and assumptions chosen. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified and have relied on financial information underlying the Group's financial statements.

Embedded value methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the entities included in the Life Insurance segment as set out in the Group financial statements. It is the total of the shareholders' interests in the net assets of these life insurance entities and the present value of the projected future releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience. All changes in assumptions not classified as "economic" are included in the "Operating assumption changes" line item. Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value over the year, after adjustment for any dividends and capital movements. The profit is calculated on an after-tax basis.

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at point of sale using the applicable discount rate;
- the operating profit from existing business, which is equal to:
  - the profit expected from in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates including, where appropriate, the effect of changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods that use deterministic projections which do not allow for all of the cost of options and guarantees on a market consistent basis.

Embedded Value Results – Life Insurance (unaudited)

in USD millions, for the years ended December 31

	USA	
	2005	2004
Gross new business premiums including deposits, of which:	192	252
Annual premiums	102	106
Single premiums	90	146
Gross new business annual premiums equivalent (APE)	**111**	**120**
Embedded value information:		
Opening embedded value	2,402	2,555
Operating profit expected from in-force business and net assets, after tax	151	176
New business profit, after tax	**47**	**74**
Operating variance, after tax	58	(1)
Operating assumptions changes	11	81
Total operating profit, after tax	**267**	**330**
Economic variance:		
Investment variance	5	4
Change in economic assumptions	(32)	(15)
Embedded value profit, after tax	240	319
Dividends and capital movements	(622)	(472)
Closing embedded value before currency translation effects	2,020	2,402
Currency translation effects	–	–
Closing embedded value after currency translation effects, of which:	**2,020**	**2,402**
Shareholders' net assets	612	1,012
Value of business in-force	1,408	1,390
Operating return, after tax and before currency translation effects	14.1%	15.0%
Return, after tax, on opening embedded value before currency translation effects	12.7%	14.5%
New business profit margin (as % of APE)	**42.0%**	**61.0%**
Embedded value economic assumptions:		
Discount rate	8.0%	8.0%
Investment returns before tax:		
Fixed interest	5.1%	5.4%
Equities	8.0%	8.0%
Property	–	–
Expense inflation	2.3%	2.3%
Attributed tax rate	35.0%	35.0%

The above information should be read in conjunction with the notes on the following pages.

Europe											
United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
5,773	5,322	815	1,116	395	478	2,558	1,578	337	1,189	10,070	9,935
489	399	493	757	73	74	168	132	115	98	1,440	1,566
5,284	4,923	322	359	322	404	2,390	1,446	222	1,091	8,630	8,369
1,017	**891**	**525**	**794**	**105**	**114**	**407**	**277**	**138**	**207**	**2,303**	**2,403**
6,146	4,270	1,214	814	1,026	433	1,107	1,601	862	739	12,757	10,412
459	426	93	65	77	33	78	67	84	75	942	842
90	**49**	**87**	**95**	**16**	**11**	**70**	**38**	**23**	**6**	**333**	**273**
(162)	(130)	(29)	(99)	64	(23)	43	22	24	(1)	(2)	(232)
(12)	(113)	(3)	211	67	19	(2)	12	10	24	71	234
375	**232**	**148**	**272**	**224**	**40**	**189**	**139**	**141**	**104**	**1,344**	**1,117**
171	29	18	(3)	391	96	125	49	(3)	30	707	205
(106)	16	(131)	7	(164)	152	(21)	1	10	(35)	(444)	126
440	277	35	276	451	288	293	189	148	99	1,607	1,448
(1,067)	1,175	25	38	12	223	349	(762)	(26)	–	(1,329)	202
5,519	5,722	1,274	1,128	1,489	944	1,749	1,028	984	838	13,035	12,062
(562)	424	(160)	86	(196)	82	(220)	79	(15)	24	(1,153)	695
4,957	**6,146**	**1,114**	**1,214**	**1,293**	**1,026**	**1,529**	**1,107**	**969**	**862**	**11,882**	**12,757**
2,349	3,823	742	672	845	390	836	380	626	596	6,010	6,873
2,608	2,323	372	542	448	636	693	727	343	266	5,872	5,884
6.2%	4.4%	10.9%	33.8%	21.9%	9.2%	17.1%	16.2%	15.8%	13.7%	10.9%	10.8%
7.3%	5.2%	2.6%	34.3%	43.9%	66.4%	26.4%	22.1%	16.7%	13.1%	13.0%	14.0%
8.9%	**5.4%**	**16.6%**	**12.0%**	**15.7%**	**10.0%**	**17.1%**	**13.9%**	**17.0%**	**3.1%**	**14.5%**	**11.4%**
7.4%	7.6%	7.0%	7.3%	7.5%	7.5%	6.6%	7.1%	9.2%	9.4%	7.5%	7.7%
4.6%	4.9%	3.3%	3.9%	2.9%	3.5%	3.3%	3.8%	5.9%	5.7%	3.8%	4.3%
6.8%	7.0%	6.8%	7.3%	7.0%	7.0%	6.4%	6.7%	8.5%	8.9%	6.8%	7.1%
6.5%	6.8%	4.3%	4.8%	4.5%	4.8%	5.1%	5.5%	8.5%	8.5%	4.7%	5.0%
3.0%	3.0%	1.6%	1.6%	1.0%	1.0%	2.8%	2.8%	3.3%	3.1%	2.6%	2.4%
26.7%	30.0%	39.9%	39.9%	22.0%	25.0%	22.3%	25.2%	28.9%	29.2%	28.5%	30.9%

Embedded Value Results – Rest of Europe by country (unaudited)

in USD millions, for the years ended December 31	Italy	
	2005	2004
Gross new business premiums including deposits, of which:	906	706
Annual premiums	14	12
Single premiums	892	694
Gross new business annual premiums equivalent (APE)	**103**	**81**
New business profit, after tax	**18**	**15**
Total operating profit, after tax	**44**	**37**
After-tax operating return before currency translation effects	12.5%	12.9%
New business profit margin (as % of APE)	**17.2%**	**18.5%**

The above information should be read in conjunction with the notes below and on the following pages.

Notes to the embedded value results

1. To improve transparency and to reflect management responsibilities, the presentation of the embedded value results has been enhanced. In particular, additional information on the countries within Europe has been disclosed. The information for the United Kingdom includes the Isle of Man.

2. The after-tax operating return and after-tax return on opening embedded value have been calculated reflecting the incidence of capital movements in and out of the embedded value.

3. Life Insurance includes some non-insurance service companies and our distribution units in the United Kingdom and Germany. In line with our embedded value methodology, we have included the present value of future profits of these companies in both the Group's embedded value and new business profit. New business profit arises in these companies through servicing of the Group's life insurance business as well as that of general insurance Group companies and third parties. The contribution to new business profit from servicing of general and third party business is USD 15 million in Germany, and a loss of USD 2 million in the United Kingdom. There is however no contribution to the annual premium equivalent in respect of general and third party new business. Removing the value of this new business from the new business profit would reduce the new business margin in Germany to 13.8%, increase the new business margin in the United Kingdom to 9.0% and reduce the new business margin of the Group to 13.9%.

4. For several companies in Life Insurance, no embedded value has been calculated but these companies have been included in the embedded value results at their shareholders' equity value, as calculated in accordance with IFRS. The contribution from these companies to the Group's total published embedded value is approximately 2%.

5. Following the launch during 2005 of our United Kingdom distribution unit, Openwork, the results of this entity have been fully consolidated within our UK embedded value results. 25% of the operating loss, after excluding one-off costs, is attributable to new business, in line with the Group's long term financial interest in this entity. The remainder of the operating loss has been allowed for in the operating result for the United Kingdom.

Spain		Ireland		Other European Countries		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
862	342	668	448	122	82	2,558	1,578
20	14	111	90	23	16	168	132
842	328	557	358	99	66	2,390	1,446
104	**47**	**167**	**126**	**33**	**23**	**407**	**277**
15	**10**	**34**	**11**	**3**	**2**	**70**	**38**
55	**41**	**80**	**32**	**10**	**29**	**189**	**139**
29.1%	31.2%	19.2%	9.6%	6.7%	27.8%	17.1%	16.2%
14.5%	**22.1%**	**20.2%**	**8.5%**	**9.4%**	**10.2%**	**17.1%**	**13.9%**

6. Where the Group has a majority interest in a subsidiary company, the new business profit and new business premium information are shown gross of minority holdings although the embedded value is shown net of minority holdings. The minorities' share of new business profit is eliminated through "Operating variance, after tax". The minorities' share of new business profit mostly relates to our subsidiaries in Germany. For Life Insurance in total, the new business profit and gross new business annual premium equivalent (APE) net of minority holdings for 2005 are USD 315 million and USD 2'198 million, respectively.

7. Effective January 1, 2005, in the USA there was a transfer of capital of USD 512 million from Life Insurance to Farmers Management Services, including USD 490 million of surplus notes. The embedded value operating profit includes a net benefit of USD 60 million due to the reduction in cost of capital associated with the transfer of these surplus notes.

8. In April 2004, the Group changed the organizational structure of its business units in line with its strategy. As a result, certain life insurance operations have been reclassified as Other Businesses. One of these, Kemper Investors Life Insurance Company (KILICO), has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The Group has recorded provisions for these embedded guarantee features in accordance with its accounting policy. The embedded value related to KILICO as of January 1, 2004 was USD 357 million. The Group has not determined embedded value results for this company since its reclassification into Other Businesses.

9. In 2005, wholesale investment products, for which only administration services are provided, have not been classified as new business and hence have been excluded from both the new business profit and the annual premium equivalent. This has impacted the results in our International Businesses.

10. The published embedded value assumes that at least the locally required minimum statutory capital is held to support the business. In some countries, a higher amount has been locked-in where this is in line with management strategy or market practice. In 2005, the amount of shareholder capital used to meet these requirements was USD 4.2 billion, which produced an associated shareholder economic cost of USD 1.2 billion.

11. In 2005, the capital strain on writing new business was approximately USD 0.9 billion. The after-tax internal rate of return on new business was approximately 11% and the new business profit before cost of solvency was USD 396 million.

Embedded value sensitivities

The following tables show the sensitivity of our 2005 embedded value and value of new business to changes in several key assumptions:

Change in embedded value

in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	Market value of equities 10% decrease	Renewal expenses 10% decrease	Demography 10% worsening	Lapses 10% worsening
Change in embedded value	(581)	674	544	(679)	(282)	183	(565)	(206)

Change in new business value

in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	Initial expenses 10% decrease	Renewal expenses 10% decrease	Demography 10% worsening	Lapses 10% worsening
Change in new business value	(68)	81	53	(69)	101	25	(37)	(39)

The figures shown above are "sensitivities" - for each assumption change, all other assumptions have remained unchanged.

The exceptions to this are the investment return sensitivities which assume a change to future new money rates for fixed interest securities and a change to returns on both existing assets and future new money rates for equities and properties. These sensitivities reflect the change to embedded value in such a changed investment environment. For example, where appropriate, changes to statutory valuation bases or policyholder bonuses have been reflected accordingly. In addition, changes to the market values of fixed interest assets have been reflected where appropriate. However, these investment return sensitivities assume that the risk discount rates remain unaffected.

Holding Company

Principal activity and review of the year

Zurich Financial Services is the holding company of the Group with a primary listing on the SWX Swiss Exchange and a secondary listing on the London Stock Exchange. Zurich Financial Services was incorporated on April 26, 2000, with a share capital of CHF 100,000. As of December 31, 2005, the shareholders' equity totaled CHF 16,472,848,630 (December 31, 2004: CHF 16,267,755,044).
Its principal activity is the holding of subsidiaries. Revenues consist mainly of dividends and interests. The net income of Zurich Financial Services was CHF 781,121,406 for 2005 (CHF 530,597,277 for 2004).

Statements of income

in CHF thousands, for the years ended December 31	Notes	**2005**	2004
Revenues			
Interest income		213,610	207,527
Dividend income		600,000	350,000
Other financial income		5,247	21
Total revenues		818,857	557,548
Expenses			
Administrative expense	3	(12,325)	(4,064)
Other financial expense		(6,283)	(178)
Tax expense	4	(19,128)	(22,709)
Total expenses		(37,736)	(26,951)
Net income		**781,121**	**530,597**

Balance sheets

Assets

in CHF thousands as of December 31	Notes	2005	2004
Non-current assets			
Investments in subsidiaries	5	10,662,917	10,662,917
Subordinated loans to subsidiaries		4,000,000	4,000,000
Total non-current assets		14,662,917	14,662,917
Current assets			
Cash and cash equivalents		1,550,577	500,229
Loans to subsidiaries		204,226	1,015,791
Accrued income from third parties		43	4
Accrued income from subsidiaries		101,951	104,094
Total current assets		1,856,797	1,620,118
Total assets		**16,519,714**	**16,283,035**

Liabilities and shareholders' equity

in CHF thousands as of December 31	Notes	2005	2004
Short-term liabilities			
Loans from subsidiaries		22,270	–
Other liabilities to subsidiaries		17,749	1,042
Other liabilities to third parties		6,500	13,800
Other liabilities to shareholders		238	389
Accrued liabilities		109	49
Total short-term liabilities		46,866	15,280
Shareholders' equity (before appropriation of available earnings)			
Share capital	7	360,017	936,045
Legal reserves:			
General legal reserve		9,215,782	9,215,782
Reserve for treasury stock	8	49,623	77,235
Free reserve		5,404,209	5,376,597
Retained earnings:			
Beginning of year		662,096	131,499
Net income		781,121	530,597
Retained earnings, end of year		1,443,217	662,096
Total shareholders' equity (before appropriation of available earnings)		16,472,848	16,267,755
Total liabilities and shareholders' equity		**16,519,714**	**16,283,035**

Notes to the financial statements

1. Basis of Presentation

Zurich Financial Services presents its financial statements in accordance with Swiss law.

2. Summary of significant accounting policies

a) Exchange rates

Assets and liabilities expressed in currencies other than Swiss francs are translated at year-end exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. Unrealized exchange losses are recorded in the statement of income and unrealized exchange gains are deferred until realized.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost price less adjustments for impairment.

3. Administrative expense

Administrative expense consists mainly of directors' fees of CHF 2,634,268 (prior year CHF 2,455,679), and Management fees of CHF 8,000,000.

4. Taxes

The tax expense consists mainly of income and capital taxes.

5. Investments in subsidiaries

Investments in subsidiaries include a 57% interest in Zurich Group Holding with a carrying value of CHF 6,064,302,120 (prior year CHF 6,064,302,120) and a 100% interest in Allied Zurich p.l.c., with a carrying value of CHF 4,595,865,096 (prior year CHF 4,595,865,096). Allied Zurich p.l.c. holds the remaining 43% interest in Zurich Group Holding. Additionally, Zurich Financial Services holds 49,000 shares of Zurich Insurance Company with a book carrying value of CHF 2,750,190 (prior year CHF 2,750,192).

6. Commitments and contingencies

Zurich Financial Services has provided an unlimited guarantee in support of various entities belonging to the Zurich Capital Markets group of companies. In addition, Zurich Financial Services has agreed with the Superintendent of Financial Institutions, Canada, to provide additional capital in case the applicable capital adequacy tests for the Canadian business are not met and to provide assistance in case of liquidity issues.

Furthermore, Zurich Financial Services has entered into various support agreements and a guarantee for the benefit of its subsidiaries. These contingencies amounted to CHF 4,118 million as of December 31, 2005 (CHF 319 million as of December 31, 2004).

Zurich Financial Services knows of no event that would require it to satisfy the guarantees or to take action under a support agreement.

7. Shareholders' equity

a) Issued share capital

At the Annual General Meeting on April 19, 2005, shareholders approved a share capital reduction in the form of a nominal value reduction of each registered share from CHF 6.50 to CHF 2.50. As a result of this reduction, the share capital was reduced by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50. In the previous year, shareholders approved, at the Annual General Meeting on April 16, 2004, a share capital reduction in the form of a nominal value reduction of each registered share from CHF 9 to CHF 6.50. As a result of that reduction, the share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to CHF 936,045,207.50.

As of December 31, 2005 and 2004, Zurich Financial Services had 144,006,955 issued and fully paid registered shares of CHF 2.50 par value and CHF 6.50 par value, respectively.

b) Authorized share capital

Until June 1, 2007, the Board of Zurich Financial Services is authorized to increase the share capital by an amount not exceeding CHF 15,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 2.50 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used (i) for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or (ii) for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

c) Contingent share capital

Capital market instruments and option rights to shareholders:
The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 13,704,570 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 2.50 each (1) through the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of seven years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation:
The share capital may be increased by an amount not exceeding CHF 3,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 2.50 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

8. Reserve for treasury shares

This reserve fund corresponds to the purchase value of all Zurich Financial Services shares held by Group companies of Zurich Financial Services as shown in the table below.

Reserve for treasury shares

	Number of shares 2005	Purchase value 2005[1]	Number of shares 2004	Purchase value 2004[1]
As of January 1 (opening balance)	298,113	77,235	762,507	150,814
Additions during the year	532,682	112,077	–	–
Sales during the year	(638,768)	(138,636)	(464,394)	(72,415)
Decrease due to nominal value reduction of share capital		(1,053)	–	(1,164)
As of December 31 (closing balance)	**192,027**	**49,623**	**298,113**	**77,235**
Average purchase price of additions, in CHF		210		–
Average selling price, in CHF		204		182

[1] in CHF thousands

9. Shareholders

The shares registered in the share ledger as of December 31, 2005, were owned by 116,098 shareholders of which 110,205 were private individuals holding 20.3% of the shares (or 12.5% of all outstanding shares), 2,271 were foundations and pension funds holding 8.7% of the shares (or 5.4% of all outstanding shares), and 3,622 were other legal entities holding 71% of the shares (or 43.95 of all outstanding shares).

According to the information available to us on December 31, 2005, no shareholder of Zurich Financial Services held more than 5% of the issued share capital.

Proposed/approved appropriation of available earnings

	2005	2004
Registered shares eligible for dividends		
Shares eligible as of February 15, 2006 and February 16, 2005, respectively	144,006,955	144,006,955

in CHF thousands	2005 (Proposed)	2004 (Approved)
Appropriation of available earnings as proposed by the Board of Directors		
Net income	781,121	530,597
Balance brought forward	662,096	131,499
Available earnings	**1,443,217**	**662,096**
Dividend	(662,432)[1]	–
Transfer to general legal reserve	–	–
Balance carried forward	**780,785** [1]	**662,096**

The Board of Directors proposes to the Annual General Meeting a total payout of CHF 7.00 per registered share for 2005. The proposed total payout to shareholders of CHF 7.00 per registered share is comprised of a regular dividend of CHF 4.60 and a payout of CHF 2.40 in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10.

- Subject to the approval of the dividend, the payment of CHF 4.60 per share, after deductions of 35% Swiss withholding tax, is expected around the beginning of July 2006, free of charge and in accordance with dividend payment instructions.
- Subject to the approval of the nominal value reduction and the fulfilment of all necessary requirements, the payment of CHF 2.40 per share is expected around the beginning of July 2006, free of charge and in accordance with dividend payment instructions. The proposed nominal value reduction would reduce the share capital by CHF 345,616,692[1].

Zurich, February 15, 2006

On behalf of the Board of Directors of Zurich Financial Services

Manfred Gentz

[1] These figures are based on the current issued and outstanding share capital. They may change due to a resolution of the Board of Directors dated February 15, 2006 according to which, out of contingent share capital, up to 1,000,000 shares are allocated for issuance to share based incentive plans.

Statutory Auditor's Report

Report of the statutory auditors

To the General Meeting of Zurich Financial Services, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (statements of income, balance sheets and notes on page 102 to 106 of Zurich Financial Services for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings on page 107 comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

M Humphreys C Stöckli

Zurich, February 15, 2006

Contacts

Registered Office	Zurich Financial Services Mythenquai 2 8022 Zurich, Switzerland
Media Inquiries	Media and Public Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 21 00 E-mail: media@zurich.com
Investor Inquiries	Investor Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 99 E-mail: investor.relations@zurich.com Share Register Services Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 55 E-mail: shareholder.services@zurich.com
Corporate Citizenship/ Responsibility Inquiries	Group Government and Industry Affairs Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 28 74 E-mail: zurich.basics@zurich.com
Securities Custody Service	Zurich Financial Services, Custody Accounts c/o S A G SIS Aktienregister AG P. O. Box, 4601 Olten, Switzerland Telephone: +41 (0)62 311 61 45 Fax: +41 (0)62 205 39 71 Web site: www.sag.ch
CDI Holder Inquiries within the Zurich Financial Services corporate nominee service	Lloyds TSB Registrars The Causeway, Worthing West Sussex, BN99 6DA, United Kingdom Nominee Service helpline: 0870 600 3970 Lloyds TSB share dealing helpline: 0870 242 4244 International: +44 121 415 7172 Hard of hearing (text phone, domestic): 0870 600 3915 Web site: www.shareview.co.uk
General CDI Inquiries	CRESTCo Limited 33 Cannon Streeet London EC4M 5SB, United Kingdom CREST Service Desk: 0845 964 5648 International: +44 845 964 5648 or +44 20 7849 0199 Web site: www.crestco.co.uk
American Depositary Receipts	Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY). For more information call BNY's ADR Services Center in the USA +1-888-bny-adrs or outside the USA on +1-610-382-7836. ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The Annual Report 2005 of Zurich Financial Services Group consists of the two publications: the Corporate Review and the Financial Report.

Both reports are available on our Web site and can be downloaded at www.zurich.com

Disclaimer & Cautionary Statement

Certain statements in this Annual Report are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

The Financial Report is published in English and German. In the case of inconsistencies in the German translation, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/München, Germany
Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of February 2006 by St Ives Burrups Ltd., England

The paper used in this report is manufactured from pulp sourced from fully sustainable forests, and has been produced without the use of elemental chlorine.

rich Financial Services Group

thenquai 2

022 Zurich, Switzerland

Phone +41 (0) 44 625 25 25

www.zurich.com

3430-06





ZURICH

Corporate Review

with Financial Information

Key Performance Indicators

Business operating profit

in USD millions, for the years ended December 31

	Total		General Insurance		Life Insurance		Farmers Mgmt Services		Other Businesses		Corporate Functions	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	3,947	2,988	1,914	1,241	1,079	934	1,221	1,109	441	229	(708)	(525)

4,000
3,000
2,000
1,000
0
(1,000)

General Insurance – combined ratio

in %, for the years ended December 31

	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	100.8%	102.0%	**107.4%**	93.9%	**106.3%**	121.9%	**93.8%**	92.5%	**94.0%**	93.0%	**482.2%**	156.8%

100%
60%

Life Insurance –[1] new business profit margin, after tax (in % of APE)

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	14.5%	11.4%	**42.0%**	61.0%	**8.9%**	5.4%	**16.6%**	12.0%	**15.7%**	10.0%	**17.1%**	13.9%	**17.0%**	3.1%

15
10
5
0

[1] In %, for the years ended December 31.

Life Insurance –[1] embedded value operating return, after tax

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	10.9%	10.8%	**14.1%**	15.0%	**6.2%**	4.4%	**10.9%**	33.8%	**21.9%**	9.2%	**17.1%**	16.2%	**15.8%**	13.7%

20
15
10
5
0

[1] In %, for the years ended December 31, not adjusted for foreign currency translation effects.

Financial Highlights

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2005 and 2004 and the financial positions as of December 31, 2005 and 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation.

Consolidated results of the Group

	2005	2004	Change
Consolidated operating statements in USD millions, for the years ended December 31			
Gross written premiums and policy fees	**46,797**	49,236	(5%)
Net investment result	**23,147**	15,595	48%
of which: Net investment income on Group investments	**7,782**	7,460	4%
Business operating profit	**3,947**	2,988	32%
Net income attributable to shareholders	**3,214**	2,466	30%
Consolidated balance sheets in USD millions, as of December 31			
Total investments	**277,293**	282,155	(2%)
Reserves for insurance contracts	**219,924**	228,029	(4%)
Liabilities for investment contracts	**40,999**	39,260	4%
Senior and subordinated debt	**7,540**	5,871	28%
Shareholders' equity	**22,426**	20,515	9%
General Insurance key performance indicators *for the years ended December 31*			
Business operating profit (in USD millions)	**1,914**	1,241	54%
Combined ratio	**100.8%**	102.0%	1.2 pts
Life Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	**1,079**	934	16%
New business profit margin (as % of APE)	**14.5%**	11.4%	3.1 pts
Return on common shareholders' equity (ROE)[1] Returns for the years ended December 31			
Return on common shareholders' equity (ROE)	**15.5%**	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity	**13.6%**	12.6%	1.0 pts
Per share data for the years ended December 31			
Diluted earnings per share (in CHF)	**27.11**	20.83	30%

[1] ROE is based on net income attributable to common shareholders.

Zurich share performance (indexed) since September 4, 2002


in %
09/2002
03/2003
09/2003
03/2004
09/2004
03/2005
09/2005
300
250
200
150
100
50
Source: Datastream
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

In September 2002, Zurich announced a comprehensive action plan to improve the Group's profitability and strengthen its balance sheet. The figure depicts Zurich's share price development since the launch of the program.



Where We Are

● ● Countries with Zurich offices
Additional countries where we have capabilities

Market Positions

Group

2nd largest in global corporate business worldwide [1]

2nd largest general insurer in Europe [2]

Market leader in international program business in Europe [3]

[1] based on gross written premiums 2004
Source: Zurich's internal research and analysis

[2] based on gross written premiums 2004
Source: Peer company data

[3] Source: Zurich's internal research and analysis

General Insurance

3rd largest commercial insurer in the US [1]

3rd largest personal lines property & casualty insurance group in the US [2]

2nd largest general insurer in Switzerland [3]

3rd largest general and commercial insurer in the UK [4]

Largest direct auto insurer in Japan [5]

Largest writer of marine, hull and cargo insurance in Australia [6]

2nd largest general insurer in Chile [7]

[1] based on direct written premiums 2004
Source: A.M. Best

[2] including Farmers Exchanges *,
based on direct written premiums 2004
Source: A.M. Best

[3] based on direct written premiums 2004
Source: Federal Office of Private Insurance

[4] based on net written premiums 2004
Source: ABI (The Association of British Insurers)

[5] based on gross written premiums 2004
Source: Financial Results released by direct companies

[6] based on gross written premiums 2004
Source: Insurance Council of Australia, Macro statistics

[7] based on direct gross written premiums 2004
Source: Asociación de Aseguradores de Chile

* "Farmers Exchanges" refers to three reciprocal insurers, their subsidiaries and affiliates operating mainly under the Farmers brand, to which we provide management services but do not own.

Life Insurance

3rd largest life insurer in Switzerland [1]

2nd largest provider of unit-linked bonds in the UK [2]

Largest provider of unit-linked products in Spain [3]

2nd largest provider of unit-linked products in Germany [4]

Largest individual life insurer in Argentina [5]

[1] based on direct written premiums 2004
Source: Federal Office of Private Insurance

[2] based on gross written premiums 2004
Source: ABI (The Association of British Insurers)

[3] based on gross written premiums 2004
Source: ICEA (Investigación Cooperativa entre Entidades Aseguradoras y Fondos de Pensiones)

[4] based on new business premiums 2004
Source: Tillinghast

[5] based on gross written premiums 2004
Source: Superintendencia de Seguros de la Nación

We aspire to become the leading global insurance group in our chosen general and life insurance markets, consistently delivering top-tier results for our shareholders. By so doing, we will create strong relationships with customers, agents and brokers and rewarding opportunities for employees.

Business Year 2005

January Zurich holds the first of a series of presentations to investors to share progress and plans. This presentation focuses on underwriting rigor as a platform for profitability.

February For 2004, Zurich reports net income of USD 2.6 billion*, an increase of 29 percent, and a significant strengthening of the balance sheet. Business operating profit increases to USD 3.1 billion, up 36 percent over 2003.

*since restated to USD 2.5 billion and USD 3 billion, respectively.

April Manfred Gentz, a former chief financial officer and member of the Board of Management of Daimler-Benz AG and DaimlerChrysler AG, is elected Chairman of the Board of Directors of Zurich Financial Services.

Zurich announces the sale of a 10 percent stake in South African Eagle to Royal Bafokeng Finance, a company wholly-owned by the Royal Bafokeng Nation. The sale supports black economic empowerment in South Africa.

Zurich holds an investors' day with primary focus on Life business.

May Zurich reports net income of USD 779 million during the first quarter, an increase of 21 percent over the prior year.

Zurich employee contributions to the victims of the south-east Asian tsunami in December 2004 reach USD 1 million. Zurich's own contribution amounts to USD 2 million. The International Committee of the Red Cross (ICRC) is a major recipient. Zurich later becomes a founding member of an innovative support group of companies committed to supporting the humanitarian mission of the ICRC.

June Zurich completes the issuance of EUR 500 million of 20-year subordinated debt to institutional investors at the Euromarket. The transaction is more than four and a half times oversubscribed.

Zurich holds an investors' day to explain its claims management and reserving.

August Zurich reports record operating performance for the first half of 2005, posting net income of USD 1.8 billion, an increase of 21 percent over the previous year. Business operating profit increased by 17 percent to USD 2.3 billion.

Hurricane Katrina devastates New Orleans and parts of Mississippi and Alabama, floods cause serious damage in southern Germany, Austria and Switzerland, and wildfires break out in Spain and Portugal.

September Zurich holds an investors' day to explain the unique Farmers business model.

Hurricane Rita strikes Florida, Louisiana and Texas.

October Hurricane Wilma cuts across Florida and continues on to hit Mexico's Yucatan Peninsula.

November Zurich reports record operating performance for the first nine months of 2005, despite the impact of severe natural catastrophes in the United States and Europe. Net income is USD 2.2 billion, an increase of 21 percent, while business operating profit rises 15 percent to USD 2.8 billion.

Zurich launches its new brand campaign with print advertisements in North America and Europe, followed by TV advertising in December. The focus is to reduce several dozen active brands to a handful of powerful ones.

December Zurich successfully completes three separate placements of Enhanced Capital Advantaged Preferred Securities (ECAPS) totaling USD 1.7 billion of subordinated debt, the proceeds to be used for general corporate purposes in the Group's US insurance operations.

Content

The Annual Report 2005 of Zurich Financial Services Group consists of two publications: the Corporate Review and the Financial Report.

The Corporate Review contains a detailed description of the Group's performance and way forward, risk management report, corporate governance and remuneration reports, the financial review, which provides an overview of the Group's business in 2005, and some Group financial information (balance sheets, operating statements, cash flow statements and shareholders' equity statements). The Corporate Review is published in English, German and French.

The Financial Report consists of the audited consolidated financial statements, including the notes, as well as the audited financial statements of the Zurich Financial Services holding company. The Financial Report is published in English and German.

Both reports are available on our Web site and can be downloaded at www.zurich.com.

Alternatively, printed copies can be ordered in writing, including language version preference, from Zurich Financial Services, Logistik-Hotline, Postfach 8002 Zurich, Switzerland (for shareholders, except in the UK) and from Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN996DA United Kingdom (for CDI-holders and shareholders in the UK) or on our Web site under Investor Relations.


ZURICH



As a result of our continued focus on operational excellence and financial discipline, as well as a well-diversified portfolio, we are pleased to report an outstanding performance in a year marked by record natural catastrophes. Net income attributable to shareholders rose 30 percent to USD 3.2 billion or CHF 27.11 per share, while business operating profit grew 32 percent to USD 3.9 billion. The return on equity was 15.5 percent, an increase of 1.9 percentage points, and business operating return on equity after tax improved from 12.6 percent to 13.6 percent. Based on these continuing improvements, the Board of Directors recommended a payout to shareholders of CHF 7.00 per share, an increase of 75 percent compared with last year's CHF 4.00 per share.

The primary factor in our success is our people and their commitment to operational excellence, or The Zurich Way, which is our approach to developing and disseminating best practices in our core processes. In 2005, we exceeded our profit improvement target of USD 500 million through continued process improvements in underwriting, claims, distribution management and financial activities. Over the next two years, more than 200 programs will be implemented with total planned benefits of USD 1 billion. They are the next stage in a long line of improvements that began in 2002 for a total of more than USD 2 billion at the end of last year, and our track record of delivering demonstrates that we have the methods, processes, and most importantly, the people to do so again.

The value of our focus on operational excellence was also evident in our performance during last year's exceptional hurricanes, as our results were mitigated by a combination of prudent underwriting and solid reinsurance that allowed us to limit expected gross and net claims. In fact, our losses were lower than observers would have expected based on our market footprint. For 2006, we have once again secured a reinsurance program geared to keep net losses at appropriate levels, and we will continue to manage our gross exposures in hurricane-prone regions.

Operational improvements are further complemented by our financial strength. At the end of 2005, shareholders' equity was USD 22.4 billion and the reserves for losses and loss adjustment expenses stood at USD 46.2 billion. The latter includes considerable reserve strengthening in the years 2003 and 2004, reflecting our more conservative approach to reserving. This places us in a much better position to absorb the shocks inherent in our business.



Armin Meyer
Director, member of the Governance and Nominations Committee and of the Remuneration Committee



Vernon L. Sankey
Director, member of the Governance and Nominations Committee and of the Remuneration Committee



Gerhard H. Schulmeyer
Director, chairman of the Audit Committee and member of the Remuneration Committee



Rolf U. Watter
Director, member of the Governance and Nominations Committee and of the Audit Committee



John J. Amore
Chief Executive Officer
General Insurance



Paul N. Hopkins
Chief Executive Officer
Farmers Group, Inc.



Axel P. Lehmann
Chief Executive Officer
North America Commercial



Geoff Riddell
Chief Executive Officer
Global Corporate



Dieter Wemmer
Chief Executive Officer
Europe General Insurance

Board of Directors



Manfred Gentz
Chairman of the Board, chairman of the Governance and Nominations Committee and member of the Remuneration Committee



Philippe O. Pidoux
Vice Chairman of the Board, member of the Governance and Nominations Committee and of the Audit Committee



Thomas K. Escher
Director, member of the Remuneration Committee and of the Audit Committee



Rosalind E.J. Gilmore
Director, member of the Remuneration Committee and of the Audit Committee



Dana G. Mead
Director, chairman of the Remuneration Committee and member of the Governance and Nominations Committee

Group Executive Committee



James J. Schiro
Chief Executive Officer



Peter Eckert
Chief Operating Officer



Patrick H. O'Sullivan
Group Finance Director



David L. Wasserman
Chief Investment Officer
Head of Group Strategic Planning



Paul van de Geijn
Chief Executive Officer
Global Life Insurance

The final factor in our outstanding results is our well-diversified portfolio of various geographies and product lines. Despite last year's exceptional weather events, we withstood storm losses of USD 1.3 billion without jeopardizing our financial strength. Everything came together, and all business divisions in General Insurance contributed to the rise in earnings, amidst record catastrophes. The Global Life Insurance segment further improved earnings, and Farmers Management Services continued to increase its fee income. In fact, more than half of business operating profit was contributed by the Life and Farmers segments, which are less affected by the volatility experienced lately in General Insurance. Finally, Group investments also delivered a favorable result in a difficult economic environment. Our diversified investments in a broad spectrum of asset classes generated a total investment result of USD 10.3 billion, which translates into a return of 5.5 percent on average investments of USD 185.1 billion.

Here are a few highlights. In **General Insurance**, all businesses made a positive contribution to business operating profit amounting in total to USD 1.9 billion, an increase of more than half. This includes a continued conservative reserving approach and significantly reduced prior-year reserve developments.

The **Global Life Insurance** segment has moved forward on its turnaround, producing a USD 1.1 billion business operating profit, an increase of 16 percent. The new business profit margin of 14.5 percent was in excess of our 12 percent target margin, and new measures to strengthen the segment's distribution strategies are taking hold in a variety of markets.

Farmers Management Services achieved growth in business operating profit of 10 percent to USD 1.2 billion. This, in turn, was based on increased gross premiums earned by the Farmers Exchanges, which Zurich manages but does not own. The Exchanges also added USD 484 million to surplus, bringing total surplus growth to USD 946 million since January 1, 2004. Having met the surplus growth commitment of USD 1 billion nearly one year ahead of schedule, the Exchanges are now well positioned for profitable growth going forward.

The diversified portfolio, in combination with operational excellence and our strong balance sheet, positions us to pursue profitable growth opportunities in our chosen markets. Our competitive position has been further strengthened by the international brand campaign launched at the end of last year. Geared toward creating the image of one Zurich with both internal and external audiences, the campaign has been received warmly, and we are convinced that it will foster market awareness, unlock untapped growth potential, and result in a distinctive and consistent Zurich customer experience.

As 2005 attests, the Group possesses the operational and financial discipline to perform under even the most difficult of market conditions. The discipline is embedded in our people and our processes, and it leaves us confident as we look forward to what will likely be another challenging year.

The Board of Directors is pleased to propose to shareholders Don Nicolaisen, Fred Kindle and Tom de Swaan for election to the Board. We are delighted that they accepted our nomination and we are convinced that their wide-ranging experience in the private and public sector will add a welcome and diverse expertise to our Board. Their proposed election will also facilitate Board transitions in the years to come.

We are also delighted to announce the appointment of Martin Senn as Chief Investment Officer and Member of the Group Executive Committee effective April 1, 2006. He replaces David Wasserman in both functions. David will concentrate on a new assignment as Head of Zurich Alternative Assets, a new internal business unit responsible for managing alternative investments. We would like to thank David Wasserman for his outstanding contributions at a critical juncture in the Group's history and we look forward to continue working with him.

Our 55,000 employees around the world are the best guarantee that our Group will continue to defy the challenges inherent in the insurance business. They have proven to be innovative and committed, and we would like to thank them for their hard work in efficiently implementing our strategy. We also thank our customers and shareholders for their continued loyalty and support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

reaching

ıigher



Building our future on strong performance

For Zurich, 2005 marked one of the strongest performances in our Group's history, vividly reflecting the transformation and progress we have made in the past three years. Our results reinforce our aspiration to be the leading insurer in our chosen markets of general and life insurance.

To achieve this, we need to be a solid and agile partner in helping our customers to face risk. Our tagline *Because change happenz* reinforces our brand promise of actively evaluating change so that we can provide our customers with more relevant and secure solutions. Together, the tagline and promise reflect a deep institutional and cultural shift, one that has been three years in the making, and one that produced solid shareholder returns in 2005.

Through this shift, ranging from structure and strategy to talent and technology, we have moved Zurich to a strengthened position enabling us to deliver deeper insight into the nature of today's changing risks and more contemporary, innovative solutions to meet them. Change is inevitable, and at an even faster pace. As an insurer, our task in an unsettled world is to help customers face new risks that include financial and market volatility, regulatory considerations and an increase in natural catastrophes.

Central to our thinking is a commitment to operational and transactional excellence, characterized by The Zurich Way, which brings common business processes, shared values and a single mindset to our organization. To date, The Zurich Way has produced quantifiable operational improvements of well over the USD 500 million goal set for 2005. Three quarters of these are attributable to process improvements in the critical areas of underwriting and claims management. Recognizing the need for constant core competency improvement, as well as the direct bottom-line benefits that accrue from such achievements, the Group plans further efficiency gains of USD 1 billion over the next two years. The bulk of the improvements are expected to come from better underwriting, distribution, and claims handling. Less than 20 percent of efficiency gains will come from cost reduction.



Solid
Our performance shows that doing business The Zurich Way affords us the technical skills and economic strength to weather the volatility of financial markets, regulatory changes and the impact of unusually severe natural catastrophes.

General Insurance

Our General Insurance segment serves the property-casualty needs of a wide range of customers, from individuals to small and medium-sized businesses, commercial enterprises and major multinational corporations. Within this segment are four business divisions:

- Global Corporate provides a distinctive set of products and services to major national or multinational corporations with domestic and international insurance needs. This business division has an established presence on both sides of the Atlantic and an international network that serves more than 120 countries. It is the second largest provider of corporate risk management products globally.
- North America Commercial serves small and mid-sized businesses with standard and specialty lines of business in the United States and Canada, primarily through the independent broker and agent distribution channels. It is the third largest commercial lines insurer in the US.
- Europe General Insurance offers personal and commercial products through a strong network of brokers, exclusive agents and independent financial advisers, as well as direct by phone or via the Internet. Our five key geographic markets are the UK, Germany, Switzerland, Italy and Spain, and we also have a significant presence in Ireland, Austria and Portugal. Collectively, this business division is the second largest general insurer in those chosen markets.
- International Businesses includes our operations in Latin America, Asia Pacific, southern Africa, Russia and Morocco, and has servicing capabilities around the world.

Focusing on underwriting profitability

Considering the competitive pressures associated with the property-casualty marketplace, the General Insurance operation maintains a strong focus on underwriting profitability. Our key barometer is "technical price," a measurement of premium versus projected claims costs, plus a factor to cover Zurich's cost of capital.

Our Global Underwriting function provides a governance structure that supports a framework for underwriting excellence, a mechanism for the sharing of best practices across the organization and a vehicle to drive consistent process improvements throughout the business. For example, this centralized function has facilitated the review of personal lines underwriting best practices from Japan, Europe and the US, which in turn led to significant improvements in the way Zurich rates these products in other jurisdictions, most recently in Switzerland and Germany. The global underwriting function also realigned incentive compensation for our underwriters, to reward profitability, first and foremost. It maintains a single, global underwriting scorecard, allowing the Group to measure trends in market pricing, technical price and other key indicators of performance.

We created a Global Claims function to achieve similar benefits of scale and scope in the claims area. Strong global governance and central coordination ensure consistent technical and operational standards, which benefit our customers. We have moved from claims management in country-specific silos to a consistent approach throughout the organization, sharing best practice, containing loss costs, and pursuing better customer service standards.

The purpose of these global functions is the expansion of our network of knowledge sharing, the establishment of governance structures that ensure consistent application of best practices and the leveraging of economies of scale throughout the Group. The 2005 General Insurance underwriting and claims results demonstrate the value of these functions, and position Zurich well for whatever market conditions exist.

In addition to the transactional excellence reflected in our underwriting and claims activities, our ability to deal with catastrophe losses in 2005 was the result of effective reinsurance management. Because of our solid reinsurance program and conscious decisions on where we aggregated exposures, we were able to reduce our potential catastrophe losses. Over the past few years, we have optimized the purchase of reinsurance on a Group-wide basis, examining all factors from risk exposure to prices and retention. We will continue to do so, taking into consideration a hardening reinsurance market.

Modeling helps us determine potential losses should catastrophes occur. We use models to control our underwriting activities and manage our accumulations (the total concentration of risk exposure we will accept in a given locale, region or industry) so that we stay within intended exposure limits and help guide the reinsurance we buy.

Global Life Insurance

Zurich's Life Insurance platform achieved significant alignment in 2005, shifting from a semi-autonomous collection of market-based organizations to a global structure capable of sharing resources, expertise and skills. Our Life business now operates as one business segment, with a focus on three geographical areas:

- Europe, with six key markets – Germany, Ireland, Italy, Spain, Switzerland and the UK
- United States
- Other regions in our International Businesses division, including Zurich International Life, which focuses on the needs of expatriates and international investors

Our Life business benefits from strong positions in all key markets. It delivered significant growth in 2005, despite a very difficult environment, by concentrating on financial discipline, restructuring certain operations and withdrawing from some markets to focus on selective niches. Our aim continues to be to seek market leadership in these niches – where we see an opportunity to be a leader, we will add new market segments. This focus is proving successful, and by concentrating our resources on a limited number of markets, we can take advantage of the best opportunities.

We also rebalanced our portfolio to prepare for growth, continuing the shift from guaranteed products to index-linked, unit-linked and protection products.

Changing our business models

Having changed business models in Germany, Spain, Switzerland and the UK, we are well-positioned to grow our Life business.

In Germany, we are one of the market leaders in unit-linked insurance products, with a market share of more than 16 percent. We have adapted our legal structure and further improved our efficiency, with a unit cost structure that we believe is one of the lowest in the market, and are now working to make this cost-efficient platform available to our Swiss business unit. In Spain, we have doubled our market share in life to 3.9 percent, being market leaders in unit-linked products and one of the top ten insurers in the country. We have incorporated and consolidated all the life processing into our single integrated computer system. This includes the business we distribute through Deutsche Bank as well as portfolios from previous mergers.

To improve productivity across the Group, we implemented a sales excellence program in Switzerland and produced growth of about 20 percent. We achieved similar results from a pilot program in Italy and in Germany, where applications for life insurance policies increased by 40 percent.

The UK Life business is experiencing a period of fundamental change. The priorities are to drive up production in the intermediary market, improve product profitability and competitiveness and focus on capital and financial management. As part of our strategic repositioning in the UK, we have combined five legal entities into one. We are also outsourcing parts of our customer servicing, policy administration, new business processing and claims. This all contributes to a substantial reduction in our unit costs, so that we are now approaching cost levels comparable to the best in the industry.

In another innovative move, we launched Openwork as a stand-alone retail distribution company. Openwork is a multi-tied, directly authorized distribution network created in response to changes in the regulatory shape of the UK life industry. It is built around a

We achieved a new business profit margin of **14.5%** in Life Insurance

UK-wide network of financial advice firms employing individual financial advisers, and offers products of over 30 providers and mortgage lenders. This is another major step forward in the transformation of the UK life business to position it for long-term success.

Our Zurich International Life unit focuses on providing life, pension and investment products and services to international corporations and expatriates across the world. A truly global operation with offices in the Channel Islands, Hong Kong, Isle of Man, Luxembourg, the Middle East, UK, Switzerland and a recently opened office in Singapore, Zurich International Life writes all business on a single balance sheet and processes it around the clock through two centers in the Isle of Man and Dubai.

In the US, Farmers New World Life focuses on protection products for the middle-income market, which has 63 million households. In 2006, this business will continue to expand product distribution by using more of Farmers' powerful agency force.

Our profitable growth in the Global Life business means that Global Life now meets all Group performance targets, while contributing to more balanced earnings and risk diversification. We are well-positioned for further profitable growth. Taking full advantage of our global scale in distribution, products, processing and purchasing, we will customize products for different channels, to meet customer needs. And Global Life will continue to seek ways to contribute to continued improvements in the Group result and to take full advantage of the potential synergies that exist within our shared services platform.

Farmers Management Services

The Farmers Exchanges, which we manage but do not own, are the third largest personal lines insurer in the US. The Exchanges serve more than ten million households through a network of 17,000 exclusive agents, supported by a national network of claims service centers and 10,000 claims professionals. The Group benefits through fees from our management of The Exchanges and through assumed reinsurance.

going

deeper



Doing what we do best even better

Striving for operational excellence

The Zurich Way underscores our determination to be the best at what we do. It plays a vital role in helping us achieve our financial targets, both in the medium and long term. It directs not only what we do, but also the mindset and behaviors involved in how we do things. At its core is the implementation of best practices in underwriting, claims, operations, distribution, reserving, finance and talent management across the General Insurance and Life Insurance segments.

As well as focusing on excellence, The Zurich Way aims to change the culture of our organization, to reap efficiency benefits from common standards and economies of scale and to offer our customers a consistent Zurich experience, no matter what product they request or where they want it delivered. That is not to say that we will lose our ability to respond to specific regional needs, cultures or regulations. We are a large international organization, but very much a local company when it comes to our customers, with an international network of expertise and services to support them. Wherever they are and whatever their needs, customers receive service that is carried out in a consistent and efficient manner – The Zurich Way.

Having assembled teams to develop blueprints for consistent and sustained performance improvements, we are now seeing the benefits. With common processes, shared values and a single mindset, we can serve



Engaged
Customer feedback from across the world demonstrates that Zurich meets their needs and responds swiftly when help is needed the most.

We increased business operating profit by **54%** in General Insurance

customers better and provide further value for our shareholders. In today's environment, such positioning is necessary simply to stay competitive, but as 2005 demonstrates, the Group's employees have embraced this mindset in a manner that produces superior results.

In addition, we implemented a host of capital management processes and structural refinements that strengthened our balance sheet. As further evidence of our commitment to financial discipline, we made a step change in our reserving approach, including improved governance, harmonization of actuarial methods, and more conservative assumptions. As a result, we have been able to refine our reserve analysis and raise confidence levels in our reserve position.

Implementing these steps across a diverse business portfolio enables our resilience. This resilience, in an inherently volatile industry will be a key factor in our drive for lasting profitable growth, and differentiates Zurich from many of its peers.

Thanks to our emphasis on doing business The Zurich Way, we have proven that we possess the technical skills and economic strength to weather the volatility of financial markets, regulatory changes, and the impact of unusually severe natural catastrophes. Competition remains tough and markets remain fragile, so our commitment to operational excellence and financial discipline will be continuous and relentless.

Developing deeper risk insights

Our commitment to understand and effectively respond to the changing dynamics of risk management demands the skills and institutional framework that can bridge the gap between data and insight. At Zurich, we are actively building that bridge from both ends, upgrading our capabilities to compile and manage data while facilitating cross-border and cross-culture knowledge exchanges.

Furthermore, we are committed to fostering deeper dialogues with our customers, which, when combined with enhanced data and knowledge capabilities, allow us to provide our customers with an even higher-value proposition: insight.

To derive the full benefit from this analytical process, we maintain forums tailored to the specifics of each market place in which we do business. One example is our North America Risk Management Council, which enables members of our senior management team to share ideas with a select group of large corporate customers from the US and Canada who have long-term relationships with Zurich. Our executives meet risk managers to discuss the dynamic nature of risk, the evolving methods available to manage it and the effects of a changing regulatory and political environment on the business of insurance. The Council also gives risk managers an opportunity to share ideas and perspectives with other risk management professionals who have the same issues and concerns.

Effective risk management requires more than insight and communications. It must also focus on protection and growth of an organization's bottom line. Zurich Risk Engineering helps customers to identify and assess both opportunities and hurdles to their financial and strategic goals. Then we team with customers to minimize these exposures in areas such as asset protection, business continuity, strategic risk management, occupational health and safety and motor fleet. Our services and solutions in these areas of expertise are provided by a global network of 1,300 risk professionals in more than 30 countries, serving customers from multinational companies and small businesses.

working

loser



Reinforcing our ability to respond

2005 was the worst year on record for natural catastrophes. Even as the world continued to cope with the aftermath of the 2004 hurricane season and the south-east Asia tsunami, another series of disasters was about to mark 2005. Wildfires broke out in Spain and Portugal, floods caused widespread damage in Switzerland, southern Germany and Austria, ferocious hurricanes devastated parts of Louisiana, Mississippi, Texas, Alabama and Florida in the US, as well as Mexico, and a savage earthquake left thousands homeless in Pakistan.

Where our customers were affected, we were prepared. In the days before Hurricane Katrina struck Louisiana, we contacted every agent in storm-threatened areas to provide vital information, including contingency planning for the storm's aftermath. Twenty-four hours before Katrina made landfall, we had catastrophe claims services teams in place, ready to act without delay. Immediately after the hurricane hit, hundreds of claims adjusters were deployed in the affected areas. In New Orleans, we established a command center for our crisis response team in a major hotel, where we rented all 108 rooms for six months to ensure that our infrastructure would be in place to serve our customers.

Employees helped to provide water, food and emergency supplies to people in storm-ravaged areas. As further hurricanes hit the US, Zurich's property claims national catastrophe team, as well as Farmers' Help Points and care centers, worked 12-hour shifts round the clock to process tens of thousands of claims. The true spirit of one Zurich was evident when claims professionals from Zurich Australia spent a month in the US to help their American colleagues.



World-Wise
Our international network of Zurich employees allows us to serve global customers in more than 120 countries. We provide insurance for more than half of Fortune's Global 100 companies.

Resolving issues with an innovative approach

By engaging our customers and distributors, we quickly realized that a new approach was necessary to resolve claims issues. This first-hand experience coping with the devastating impact of Hurricane Katrina was one of the factors that prompted our decision to make Zurich the first commercial insurer to introduce a Gulf Coast Alternative Dispute Resolution Program, an innovative approach to avoiding time-consuming and costly litigation by quickly resolving disputed claims resulting from Katrina. To help develop and administer the process, we retained the leading attorney who administered the September 11 Victim Compensation Fund in the US, to oversee the selection of experienced and independent mediators and arbitrators. The program was heralded by local regulators, agents and customers and epitomized the Zurich brand.

We had a similar swift and unbureaucratic response when floods devastated large areas in several regions of Switzerland in August. Hundreds of buildings as well as agricultural areas were affected, and the Swiss Insurance Association estimated total claims for the country's insurance industry at CHF 1.3 billion. We sent several teams of claims experts to assist customers when help was needed most, some reaching isolated villages by helicopter or even on horseback. The spirit of one Zurich was again evident as boundaries between languages and different cultures disappeared. Claims professionals, tied agents and underwriting specialists worked tirelessly despite difficult conditions. Our retired employees with proven know-how came back to help process claims, mainly concerning property and business interruption. In the end, customer feedback shows that we once again distinguished Zurich as a customer-oriented brand.

Assessing and developing our people

Our response to this series of catastrophes typifies The Zurich Way. We know that ultimately, our success will be dictated by the performance of our people. Accordingly, we are developing a more integrated approach to our human resource procedures with the aim of ensuring we have the right people in the right place at the right time. As one Zurich, we

We employ 55,000 professionals serving customers worldwide

have globalized key functions, which now allows for ever greater professional opportunities for our people.

In 2005, we completed assessments of our top 200 executives to better understand their skills and capabilities. This will allow us to improve development opportunities for our key leadership group and enhance the deployment of key resources to the business units that need their skills. We want to recognize and support those employees with the highest growth potential over the next 10 years, and have begun targeted and globally consistent coaching activities. Top performers and high potential employees will be referred to Zurich's talent management process, which seeks to identify, assess and develop the next generation of leaders for global key positions.

Our performance management system will incorporate our brand attributes as behavioral metrics, emphasizing such factors as an employee's agility in problem-solving or engagement with goals, objectives and priorities of the individual business unit. A pilot scheme in this respect has been introduced by Group Information Technology (Group IT), a function vital to companies like Zurich that handle vast amounts of information daily. Line managers and human resources professionals defined global standardized IT position profiles and required competencies. All included necessary behaviors derived from Zurich *Basics*, our core values and basic principles. Managers in the US, UK, and Switzerland used these profiles to map more than 2,000 employees against current business needs. Self-mapping by employees rounded out this process. Filling any gaps now becomes part of the employee's development plan. As Group IT will use constantly updated global position profiles, employees can consider career moves worldwide.

We are also continuing to exchange talent across the organization and see international assignments as a growing area of focus in the future. As part of our commitment to attract highly qualified people, a new Global Associates program in 2006 will hire 60 top graduates from leading universities around the world.

moving

quicker



Making great strides in exploring new ways

Strengthening distribution management

To drive our business forward and to maximize opportunities for profitable growth, we have introduced The Zurich Way of Distribution, a sophisticated review of distribution management best practices aimed at forging even stronger links with our customers and business partners. This will ensure the consistent use of best practices in how we manage, review and interact with the various types of distributors we use, depending on how customers want to buy and what works best in a particular geography and segment.

We distribute our products through a variety of channels – independent and tied agents, brokers, intermediaries, direct (phone and Internet), and business partnerships. Our goal is to make it easy for customers and distributors alike to deal with us and to make Zurich their preferred insurer. By using each channel to gain improved insight into our customers, we can develop relevant products. Building on strong customer relationships, we can use our network of distributors and partnerships to maximize opportunities for cross-selling. And by sharing knowledge and skills, we can shorten innovation cycle times and respond faster to customers' needs.

Agency recruitment and development remains an important part of our strategy. Worldwide, 50,000 tied agents distribute our products, and our aim is to increase growth and profitability through improved management. In the US, the productivity of the new exclusive agents at Farmers has more than doubled in the past three years and their independent agents are delivering solid growth and profit results. We will use this powerful strategic advantage to drive Farmers' expansion into 12 eastern US states.

In North America, Zurich's new Enterprise Distribution Strategy is designed to take advantage of enterprise-wide marketplace opportunities, strengthen regional capabilities to manage distribution and offer our distributors broader access to Zurich's products



Agile
To speed resolution of possible claims disputes after the devastating hurricanes in the US in 2005, we introduced our Alternative Dispute Resolution Program using experienced independent mediators and arbitrators.

and services. The new distribution strategy will also enable Zurich to take an integrated approach to distributor relationships and performance to better promote the one Zurich philosophy. The consistent execution of the Enterprise Distribution Strategy will foster significant economic value for Zurich. In 2006, we will identify additional opportunities to create value by continually improving distribution management.

Our Europe General Insurance business division increased the number of tied agents by about 350 in 2005, and plans to recruit a further 1,200 over the next three years, bringing the total to about 11,000. In Germany and Switzerland, we developed an improved training system for new agents, while in Spain and Italy we introduced a new process to deliver our value proposition to agents. In Italy, our agents have on average doubled their portfolio size and are a major source of growth in new business, both in Life and General Insurance.

Across Europe, we have developed initiatives for our tied agents to increase customer retention and cross-selling drive higher productivity through standardized selling processes increase the agents' professional level and support them so that they have more time to focus on selling. A single scorecard has been introduced to monitor this plan and deliver performance that is on average above market growth. With a common approach and common monitoring across Europe, we can measure performance in a comparable way.

We have strong direct selling capabilities in our major European markets and approximately 20 percent of the overall new business comes from the direct and alternative channels. In Italy, we are the fastest-growing direct organization. Our German operation has a 37 percent share of the direct motor market and is the market leader in that country. Across Europe, we want to expand this strong position and extend our product portfolio.

Optimizing distribution partnerships

Distribution partnerships are another important channel. We have an agreement with Deutsche Bank for the distribution of products and services in key markets such as Germany, Italy and Spain. In Spain, we are very active in partnership distribution, with special focus on

We achieved a return of **15.5%** on common shareholders' equity

agreements with banks. We have plans to grow in this channel and to strengthen our ties with banks and car dealerships. In Germany, we also have a distribution partnership with ADAC, a roadside assistance organization.

Throughout our organization, we recognize the importance of building strong business relationships with brokers. We are also increasingly making use of technology to link to our distributors and to improve the service we give customers. In Spain, for example, nearly one-third of our intermediaries have full access to our front and back office systems.

One innovative initiative that should further help us make the most of scale, knowledge and best practices is the introduction of a pan-European business approach in Europe General Insurance. Through a unified value proposition and the application of common technologies, our goal is to position Zurich as a leader in delivering best of class products to customers throughout Europe.

Global Life Insurance, too, benefits from extensive distribution networks in continental Europe, the UK and the US (through Farmers New World Life), as well as banking relationships. Together, these networks have more than 27,000 agents dedicated to cross-selling products in our major markets. Our customer base in the rest of the Group provides a platform to promote further cross-selling.

Powerful distribution partnerships have already propelled life sales volume to above average growth in some of our key European markets.

In Germany, our agreement with Deutsche Bank has been a great success, with sales growing on average by 30 percent a year during the last four years. Our German unit-linked business has achieved a market-leading position with a market share of more than 16 percent. In Spain, too, we have grown our business significantly, mainly through the Deutsche Bank distribution channel, which moved us to a market-leading position in unit-linked products. Life growth in Italy has been much higher than that of the market. Agents in Italy have doubled their productivity in three years, with a particularly outstanding performance in linked products, where they have more than 10 percent share of the agents' market.

pushing

further



Looking ahead with confidence

Building our brand

In the past year, we have further progressed in building the organizational structure, technical competence and thoughtful market strategy to succeed in our business. Now we must enhance our market presence and our ability to attract and retain new customers. To do so, we have begun a global branding campaign, which builds on the concept of one Zurich and on the foundation of The Zurich Way.

Our growth will benefit from the plan to build Zurich into the leading global insurance brand. We seek to deliver tangible value to shareholders by building greater awareness of Zurich as a leading provider of insurance and risk management services worldwide, and moving closer to the customer. We will build a strong Zurich brand that defines a distinct customer experience – one that is valued and differentiated.

We launched a widespread advertising campaign in the US and Europe that portrays Zurich with a consistent face and personality. But it is the delivery of our products and services, personal behavior and actions and in dealing with customers everyday that ultimately gives credibility and strength to our brand. To this end, we began our brand campaign with an internal roll-out to employees through forums, e-conferences, online training and workshops, to help them deliver a unique customer experience. By actively evaluating change, we can provide our customers with more relevant and secure solutions – *Because change happenz*, as we say in our tagline.

Fostering a spirit of innovation

We also seek to foster a spirit of innovation and entrepreneurship, while still focusing on the commitment to excellence that has helped us to reduce costs significantly and to streamline operations. Throughout Zurich, we have made an excellent start on our journey to become the leading global insurance group in our chosen markets, helped by a well-diversified business portfolio in attractive general and life insurance markets.

We have restructured our business to maximize opportunities, and divested businesses that no longer fit with our strategy.



Challenger
We are determined to adapt constantly so that we can deliver relevant and secure solutions in the world of insurance, building on our in-depth industry and customer knowledge.

We replaced 300 semi-autonomous and loosely connected strategic business units with a strong central governance structure that reflects our global perspective and intense customer focus. We introduced global management processes for those areas critical to success. Functions such as finance, underwriting, claims, risk management and actuarial are now centrally managed to ensure consistent and effective execution.

In 2006, we will concentrate on distribution, expanding our presence in emerging growth markets, and on strengthening customer relationships, making full use of our international network. In addition to these Group goals, General Insurance will focus on profitable underwriting and Global Life Insurance on processes, costs and innovative products. For Global Corporate, a primary area of focus will be strengthening relationships with our customers, providing them with a better understanding of how the underwriting process works in all its stages, and developing risk insights that can have a beneficial impact on their risk management results. International Businesses will develop strong positions in future growth markets, especially establishing a proposition for Greater China.

Across the Group, we will focus on cross-selling to capitalize on our world-wide network and our strong customer relationships. Cross-selling leverages existing relationships to generate sales of additional Zurich products and services that will enhance the customer's risk management portfolio. It emphasizes a total customer view with the goal of delivering additional solutions to our customers, regardless of where they are located. Global Corporate's cross-selling strategy has produced successes for us, the broker and the customer in areas such as workers' compensation, global liability, global property and international fleet.

Another area of focus will be small businesses, particularly in the US, where together, Farmers and Zurich are one of the largest providers in this market. Through its nationwide network of agency carriers, program administrators and independent agents in the US, as well as an in-house sales force, Zurich provides coverage of property, liability, commercial auto, umbrella

We increased shareholders' equity to USD 22.4 billion

and workers' compensation for small businesses. Farmers is investigating ways to increase sales of Zurich's small business products and other cross-selling possibilities in the US.

Maintaining a challenging pace

Clearly, we have set ourselves a challenging pace, but we are determined to maintain it. Our record proves that we can do so. We offer the solidity of a company with more than 130 years' experience and a determination to meet tomorrow's insurance requirements. We work with our customers to understand their business, to anticipate their needs and to adapt our products and services to meet those needs. We constantly seek to make it easier for customers and distributors to deal with us, whether obtaining their risk protection, making a claim or seeking consultancy advice.

Our goal now is to deliver economic value independent of market conditions. Robust underwriting, financial discipline, a strong capital position and an excellent management team ensure that we are well-equipped to achieve this ambition. We will continue to focus on our financial strength with a view to regaining our AA rating. We will embed The Zurich Way in all our businesses and share best practices. And as always, we will concentrate on developing our in-depth customer knowledge so that we can offer tailored and innovative products and services that meet the needs of a fast-changing market.

We now have a highly market-centric organization, with a strong presence in the world's most attractive insurance markets and promising footholds in the emerging markets of Asia and Latin America. We take a global approach to our core businesses of General and Life Insurance, but at all times, our emphasis is on close contact with our customers. We want them to reap the benefits of our global strength and worldwide network, combined with our local knowledge and expertise.

All this provides a solid foundation for the future. By consistently delivering top-tier results for our shareholders, we will create strong relationships with customers, agents and brokers and rewarding opportunities for employees. Our ability to adapt underscores our determination to succeed.

Risk Management

Effective risk management is integral to the solid foundation upon which the Group is building its future. At the same time, The Zurich Way's transformation of how we do business improves our risk management. It does so because greater standardization allows better loss information and tighter management of the risks inherent in underwriting, claims, actuarial and operational areas. As we further develop the complementary goals of operational excellence and effective risk management within the Group, we are also positioning ourselves to meet the increasing external expectations for sound risk management.

We define risk management as an integrated, Group-wide approach to identifying, understanding, measuring and managing our business risks. In addition to strategic and reputation risks, these include:

- Insurance – risk transferred to us from customers through the underwriting process
- Investment and credit – risk associated with the Group's investment portfolio, reinsurance agreements and other counterparty credit risk
- Financial – risk associated with currency fluctuations and management of the relative duration of our assets and liabilities
- Operational – risk associated with the people, processes and systems of the company, and external events

The Board of Directors establishes Zurich's corporate risk management framework. In turn, the Audit Committee of the Board assesses whether management is addressing risk and control issues in a timely and appropriate manner. The Audit Committee of the Board receives regular reports regarding the Group's risk profile and mitigation actions.

We have additional audit or risk committees at all levels of the organization that regularly review risks. The Management Audit Committees, established in 2004 and implemented in 2005 at the business division level, provide a particularly good forum for systematically reviewing risks in our various businesses and ensuring appropriate management attention.

The Chief Executive Officer, together with the Group Executive Committee, oversees the Group's performance with regard to our risk management policies as well as the further development of these policies when required. The Chief Risk Officer reports to the Chief Executive Officer. We also benefit from the cooperation of our network of risk management and functional specialists within each business, as well as at Corporate Center where we have dedicated managers for various types of risk.

Risk management policies, monitoring and modeling

Group-wide risk management policies specify risk tolerance boundaries and authorities, reporting requirements and procedures for referring risk issues to senior management. We regularly monitor our risks through analyses and reports as well as through relevant risk modeling.

We systematically identify a wide range of possible risk scenarios in the business units and the centralized Group functions. Through our Total Risk Profiling process, we assess each risk scenario strategically for its probability of occurrence and for the severity of the consequences should it occur. We then develop, monitor and implement appropriate action plans.

The risk profiling process covers the spectrum of our risks. Group Risk Management monitors the risk issues identified and reports regularly to senior management and the Group's audit and risk committees.

In addition to risk-specific monitoring and modeling, we take a holistic view with risk-based capital (RBC) modeling. This type of modeling measures the difference between what we expect in a normal business-operating environment and worst-case scenarios. We define risk-based capital as the capital needed to protect our policyholders against the worst-case loss (which we define as an event with a one-in-2000 probability of occurring in one year). We continue to embed RBC modeling into our organization and our decision-making, such as allocating capital to lines of business.

Insurance risk

Managing risk transfer

As an insurer, we assume certain of our customers' risks, and therefore we must carefully manage that transference of risk. We do so in a variety of ways. These include setting limits on underwriting authority and requiring specific approvals for transactions involving new products or exceeding established limits of size and complexity. We take care to set appropriate pricing guidelines and conduct underwriting technical reviews. In addition, we centrally manage reinsurance and closely monitor emerging issues that may affect our overall risk exposures, such as new areas of liability. We model and estimate risk associated with natural and man-made catastrophes, allowing us to manage these significant areas of insurance risk with a high degree of sophistication. We continue to improve our process to establish loss reserves, particularly with more robust, independent and transparent reviews.

Modeling natural catastrophes

Natural catastrophes are at the heart of insurance risk, and understanding their potential effects through modeling is a critical component of our risk management process. While specific catastrophes are unpredictable, modeling allows us to determine potential losses should catastrophes occur. We use the models as a tool to control our underwriting

World map with peril regions assessed for 2005


Windstorm
Earthquake
River Flood
Tornado / Hail

Note: Map not to scale

activities, to manage our accumulations in modeled areas so that we stay within intended exposure limits and to help guide the reinsurance we buy.

Since 1997, we have used a stochastic modeling process to quantify natural catastrophe risk across the Zurich organization. In this annual exercise, we assess the total risk represented by Zurich property policies located in the most hazard-prone areas. We look at risk down to the policy level in most cases, using state-of-the-art probabilistic models developed by industry-leading providers of natural catastrophe models. The models are simulation tools that use a number of random variables to arrive at an estimate of risk exposure. These models principally address tornadoes, hail, windstorms, earthquakes and river floods. We review our list of monitored regions and perils annually for changes in exposure. We also keep abreast of new developments or improvements in catastrophe models that may allow us to better estimate the risks we face. In 2005, we added peril regions, adapted the models, for example, with the latest views on hurricane frequency, and improved our data capture, thereby improving our estimates.

Managing risks from man-made catastrophes

Zurich's experience in monitoring potential exposures from natural catastrophes is also applicable to threats posed by man-made catastrophes, particularly terrorism. Due to the high degree of uncertainty about what events might actually occur, our accumulation monitoring and analyses contain a number of assumptions about the potential characteristics of the threat. We review and aggregate workers' injury and property exposures to identify areas of significant concentration. The resulting data allows our underwriters, particularly in North America, to evaluate how insuring a particular customer's risk might affect Zurich's overall exposure. We are expanding such analyses to other high-threat regions.

Managing reinsurance assets

To limit our potential for losses, we cede insurance premiums and risk through reinsurance, and we rigorously manage these significant assets. We manage reinsurance centrally and regularly review our retentions and willingness to accept or cede risks. We only conduct business with companies authorized by our Corporate Reinsurance Security Committee. This is the Group's committee responsible for setting standards and procedures to protect Zurich from credit losses with reinsurers. We also limit our maximum credit exposure by reinsurance group. Our reinsurance assets at year-end 2005 were USD 22.6 billion, of which 42 percent were collateralized.

Reinsurance assets quality


46% > A–
6% < A–
6% Unrated
42% Collateralized

The average credit quality of our reinsurance portfolio is A-. The reinsurers that compose our 10 largest reinsurance exposures are rated A+ on average.

Investment and credit risk

Managing risks in investments

We strive to pursue the goals of security and profitability of the assets in which funds are invested. Our asset allocation policy takes into account Group and business unit capital and policyholder obligations. We diversify portfolios and asset managers and establish specific investment guidelines for each portfolio. We also carefully monitor investment exposures, compliance and performance. Group investments are recorded in a central database that allows us to evaluate our position against objectives, such as return and risk targets that include value at risk, adequate capital, liquidity capacity and investment constraints.

Asset allocation of Group investments



3% Real estate held for investment
5% Mortgage loans
7% Policyholders' collateral and other loans
2% Other (Group) investments
10% Cash and cash equivalents
9% Equity securities
64% Debt securities

Our investments in debt securities, policyholders' collateral and other loans at year-end 2005 were USD 130 billion, comprising 70.8 percent of total investments. The overall average rating of our debt portfolio is AA+. We manage accumulations in these investments by issuer, industry and credit rating, and closely monitor changes. Any investment in securities that are below investment grade requires explicit approval. The largest concentration in our debt portfolio is in governments and supra-nationals at 46.5 percent. The next largest concentration is in financial institutions, at 23 percent, of which 53 percent is secured by government guarantee or other collateral.

Managing exposure across multiple sources of credit risk

To protect our capital from a counterparty's financial failure, we routinely manage our credit exposures by individual counterparty and by individual sources of credit risk. However, even when we have made certain that such exposures are within set limits, our combined credit-related exposures could add up to excessive amounts that could overexpose our capital. Therefore, we limit our aggregated exposure across related counterparties and significant types of credit risk.

We add together the exposure from parent companies and subsidiaries across such sources of credit risk as reinsurance assets, various types of investments and certain insurance products, derivatives and treasury instruments. We use best estimates, based on statistics and experience, to assign loss-given-default

Debt portfolio rating distribution (of debt securities, policyholders' collateral and other loans)



in %
AAA
AA
A
BBB
BB and below and unrated
70
60
50
40
30
20
10
0
General Insurance
Life Insurance
Total portfolio

percentages and factors for the likelihood that a default would occur. We compare this exposure aggregation information to our risk boundaries and take action as necessary to stay within our limits. The Chief Risk Officer regularly reports the 20 largest exposures in every rating category to the Audit Committee of Zurich Financial Services.

Top 20 credit exposures by industry



59% Financial institutions
17% Mortgage
14% Insurance
1% Government agencies
7% Other industries
2% Structured products

Financial risk

Managing our financial risks

Derivative instruments, such as interest rate swaps, options, futures and forward contracts, are intended to limit risks in investments and financing. Zurich uses derivatives mainly to hedge certain economic risks. We address the risks posed by derivatives through a stringent policy that requires approval of any derivative program before transactions are initiated. Group Risk Management regularly monitors open positions. The Chief Risk Officer and the Chief Investment Officer approve derivative programs related to the investment portfolio; the Chief Risk Officer and the Group Finance Director approve non-investment portfolio derivative transactions.

As an international group, we are exposed to various currency risks. Most prominently, those risks can affect our liquidity, reported profit and loss, reported equity, regulatory capital position and economic value. We attempt to minimize our foreign exchange exposure by matching foreign exchange positions on local balance sheets and by managing the currency composition of our available capital. Because we hold a portfolio of risks from our businesses that is denominated in various currencies, we hold our available capital in various currencies. We do not hedge emerging surpluses, nor do we take speculative positions on foreign exchange market movements. Foreign exchange is a centrally managed type of risk with all hedging coordinated at the Corporate Center.

Modeling assets and liabilities

Effectively managing the match between our assets and liabilities requires that adequate liquid assets are available to fund liability cash flows when they come due and that changes in external factors do not cause unintended effects. Our Asset/Liability Management and Investment Committee manages the Group's overall asset/liability matching exposure. It also oversees the activities of local asset/liability management committees. We are continuously improving our asset and liability models to increase sophistication in our measurement of the Group's exposure to our liabilities and to our assets such as fixed income, real estate and other investment categories across currencies and businesses. While we manage the model parameters and testing centrally, local variations take into account differences in specific product types. We monitor relative duration on both a business unit and Group level, and capture exposures in our risk-based capital measurement process.

Operational risk

Taking an integrated approach to operational risk

Generally, risks contain some aspect of operational risk, and operational risks and associated losses tend to be particular to each company. In 2005, we developed and piloted a framework for integrated operational risk management, with the goal of more precisely identifying our key operational risks and driving improvement actions to reduce them. The integration comes from applying a common approach across the Group and across operational risks as well as by leveraging other important risk management methods, such as internal controls, Total Risk Profiling and allocation of Risk-Based Capital.

Focusing on major operational concerns

As we develop an integrated operational risk management framework, we continue to focus on high priority operational concerns such as outsourcing, information technology and managing business continuity. Our multi-year initiative to strengthen the consistency, documentation and assessment of our internal controls continued for significant controls and locations. Although primarily focused on important controls for financial reporting, this initiative also applies to related operational controls.

Risk management as a contributor to profitable growth

Zurich's strong, profitable result at the Group level is attributable to many factors – from our record of underwriting and financial discipline to a singular commitment to deliver a range of products and services broad enough to meet the needs of customers around the globe. A keen focus on risk management will continue to help us deliver the results our many stakeholders expect.

For additional information, please refer to note 6 of the Consolidated Financial Statements in the Financial Report.

Corporate Responsibility

As we adjust to new market conditions, manage our risks, improve our processes, make investments in our brand and revamp our structures to improve operational efficiency, one constant remains: our commitment to Zurich *Basics*, our Group's core values and basic principles. Zurich *Basics* helps define our culture, our behaviors and our commitment to customers, distributors, shareholders, employees and the wider community. It helps keep us anchored on personal and organizational integrity.

Zurich *Basics* also helps define our overall approach to corporate responsibility. This approach rests on four cornerstones: governance, compliance, ethically-sound decision making and corporate citizenship, which includes the environment. This strategic framework assists us in making balanced progress in areas that we believe are important in their own right and contribute to our stability and long-term competitiveness.

Governance

In the governance area, our work in 2005 reflected the value we place on financial and other internal controls, transparency and checks-and-balances.

At the board level, our nominations, remuneration, and audit committees advanced their work, benefiting from a structure that separates the positions of Chairman and Chief Executive Officer and a balanced board composition that is both international and independent. No director is a member of Zurich management. Further details are provided in the Corporate Governance report on pages 55 to 70.

We apply checks-and-balances to our internal governance procedures. In 2005 we made improvements to provide more robust managerial oversight of local businesses and strengthen reporting mechanisms. We solidified a system of internal Management Audit Committees, each chaired by a member of the Group Executive Committee not having direct responsibility for the business covered by that committee.

Our work toward a more formalized and documented internal controls framework also advanced. The scope was widened to cover key locations and principal financial processes. In 2006 we will focus on sustaining these efforts.

Ethics and compliance

In 2005 we intensified our efforts in the compliance area. We strengthened our compliance structures in key markets and advanced our enterprise-wide standards through our global network of compliance officers. In addition to appropriate risk identification and controls, a central goal is to reinforce the Zurich *Basics* message of personal responsibility.

We are working to incorporate this in our performance evaluation systems and are striving to ensure employees always have easy access to the compliance information they need.

Our global compliance training was expanded in 2005 to include even more managers and to cover areas of specific regulation as well as those where there may be less regulatory or ethical clarity. Our belief is that our senior managers should have a common skill set in these important areas.

Corporate citizenship and overall sustainability

A Corporate Citizenship Council, which provides leadership, promotes action, and advances Zurich's global strategy in this area, exists at Group level. This strategy supports an overall and longer-term approach to sustainability, based on incorporation where sensible into the company's business processes. But it also recognizes the immediate social contributions that companies and their employees can make in times of need. Thus we have a standing Relief and Reconstruction Taskforce which, like a crisis management team, has operational procedures and is ready to come into action when major human tragedies occur.

Good planning and policies are important but in the end it is a spirit of caring that sustains action. For instance, after having donated more than USD 1 million for the victims of the tsunami that devastated South-east Asia, Zurich employees contributed nearly USD 550,000 in response to numerous other natural disasters in the summer and fall of 2005. These included massive fires in Portugal and Spain, the August floods in Europe, Hurricanes Katrina and Rita in the US, the Pakistan and northern India earthquake and the fall floods and mudslides in Central America. Zurich's own commitment for the tsunami and these later tragedies amounted to USD 3.5 million in 2005.

A second strand of our corporate citizenship strategy focuses on proactive initiatives both at the local and global level. Some examples include:

- a major multi-year global partnership with the International Committee of the Red Cross through which Zurich supports the ICRC's general work and contributes to its efforts to reinstall essential services, such as drinking water, and to reunite families after natural catastrophes
- a GBP 1 million commitment over four years to support drug and alcohol treatment activities in the UK, addressing the hidden harm caused to children and families by parental substance abuse
- support in the US for the Fore!Kids Foundation, a group that finances a range of services for disadvantaged children in the Greater New Orleans area and for various organizations that provide services to developmentally disabled children or work to prevent child abuse and neglect
- funding in Argentina of tutorial support to children at risk so they stay and succeed at school
- support by Farmers in the US of the leading infant health organization, the March of Dimes. In 2005 Farmers, and its employees and agents, contributed USD 1.2 million, making Farmers the leading contributor from the US insurance sector

Involving our employees directly in community and other projects is another objective of Zurich's corporate citizenship strategy. Zurich Australia's Community Connections encourages employee involvement in the community through the donation of volunteer time. In the UK, the Zurich Cares employee program leverages both employee fundraising and volunteering to provide support to 17 national and local UK charities, an effort that includes more than 50,000 hours of volunteer work annually. In Switzerland, various programs are in place to support employee interest in volunteer opportunities. In addition, Zurich is a member of Philias, a Swiss organization that helps companies with the "whys and hows" of increasing employee involvement and community outreach.

Support of artistic and cultural pursuits

Zurich believes that a flourishing artistic and cultural environment is essential to the vitality of the communities where our customers, shareholders and employees live and work. We promote and support a variety of performing arts and cultural programs throughout the world. One example is our sponsorship of the Lucerne Festival in Switzerland, one of the most respected classical music events in Europe. Under a three-year Resident Sponsor agreement that took effect in 2005, Zurich will enable the participation of top orchestras from the United States, including the renowned Chicago Symphony Orchestra. Another example is our long-standing relationship with the Zurich Opera House, one of the leading opera and ballet venues in Europe. In Germany, Zurich is one of the sponsors of the Annual Beethoven Festival in Bonn, where international artists and first-rate young musicians bring Beethoven's music to life in the city of his birth.

Environmental action

The environment is another important element of Zurich's corporate citizenship strategy.

In the UK, 100 percent of the electricity supplied to Zurich's larger UK offices comes from renewable sources (such as wind, waves and biomass), making Zurich one of the few large companies in the UK that has moved to renewable energy on such a broad basis. In Switzerland, where the logistics group's environmental management standard is ISO 14001 certified, heat energy consumption, water usage and CO^2 emissions per employee working day were reduced in 2005.

Zurich Australia's Green Office program, dedicated to creating a more environmentally friendly workplace, launched an initiative in 2005 to reduce the use of paper, energy and water. It also introduced a comprehensive recycling program for all cans, bottles and plastics. In the US the use of work stations using recycled steel over the past seven years represents energy savings of some 80 billion BTUs. Similarly in the UK, in conjuction with its key supplier, Zurich now recycles 100 percent of all redundant or obsolete IT equipment.

By working with Earthwatch, a global non-profit environmental organization, Zurich is also supporting environmental protection that at the same time helps communities. We are funding a project in Sri Lanka that will rebuild mangrove forestation in exposed coastal areas and will ascertain the best species and planting densities to help mitigate the impact of future tsunamis. The project itself is being carried out on a sustainable basis by using a local project manager and workers and will educate the local communities on the vital role mangroves play in coastal protection.

For updated information about Zurich's specific progress and activities in the various areas of corporate responsibility, please see our Web site at www.zurich.com.

Zurich shares qualify for various indices and funds that focus on companies making progress in corporate responsibility and long-term orientation, including the Dow Jones World and STOXX Sustainability and the FTSE4Good Global and Europe indices.

Corporate Governance Report

Zurich Financial Services is committed to effective governance for the benefit of its shareholders, customers and counterparties, employees and other stakeholders based on the principles of fairness, transparency and accountability. Structures, rules and processes are designed to provide for proper organization and conduct of the business within the Group and to define the powers and responsibilities of its corporate bodies and employees.

This report describes the Group's approach to corporate governance and illustrates the main elements of corporate governance within the Zurich Financial Services Group. It includes the information required by the 2002 Directive on Information Relating to Corporate Governance of the SWX Swiss Exchange. It also explains how, in 2005, the Group complied with the Swiss Code of Best Practice for Corporate Governance, issued in 2002 by the Swiss Business Federation. Furthermore, the Group continues to publish an Internal Control Statement (see page 70) in accordance with the Turnbull Guidance issued in the United Kingdom.

The principles of corporate governance and the standards described above have been incorporated and are reflected in a number of documents, in particular in the Articles of Incorporation, the Organizational Rules and the Charters and Rules of the Board Committees. The Board's Governance and Nominations Committee, which oversees the Group's governance, regularly measures it against best practice standards and ensures compliance with corporate governance requirements.

An effective structure is in place providing for cooperation between the Board of Directors, Management and internal control functions. This structure establishes checks and balances and is designed to provide for institutional independence of the Board of Directors from the Group Chief Executive Officer (CEO) and the Group Executive Committee (GEC), responsible for managing the Group on a day-to-day basis. The Board of Directors of Zurich Financial Services is composed entirely of non-executive members. The roles of Chairman of the Board of Directors and CEO are separated, thus providing for separation of powers between the functions and ensuring autonomy to the Board.

This report follows the recommended structure outlined by the Directive of the SWX Swiss Exchange. The chapter on compensation, shareholdings and loans is the subject of a separate report, the Remuneration Report, which complements this Corporate Governance Report.

Group structure and shareholders

Operational Group structure

Zurich Financial Services, the Group's holding company, is a Swiss corporation, organized in accordance with the laws of Switzerland.

The management of the Group reflects both line of business and geography and is mirrored in the areas of responsibilities assigned to the members of the GEC, which is headed by the CEO and includes the Chief Operating Officer, the Group Finance Director, the Chief Investment Officer, the heads of the business segments – General Insurance, Life Insurance and Farmers Management Services – and the heads of North America Commercial, Global Corporate and Europe General Insurance. For further information on the GEC please refer to pages 63 to 64.

This management structure leads to the reporting of the Group based on the following primary business segments:

- General Insurance operations substantially write all lines of property and casualty business.

  The General Insurance business is managed within Global Corporate, North America Commercial, Europe General Insurance, International Businesses and Centrally Managed Businesses.

- Life Insurance operations offer a broad range of life insurance, annuity and investment-type policies to individuals and groups and are managed globally, on a country-by-country operational basis.

- Farmers Management Services consists of the management services provided by Farmers Group, Inc., and its subsidiaries to the Farmers Exchanges, which the Group manages but does not own.

- Other Businesses includes Farmers Re, capital markets and banking activities, the Centre operations and centrally managed insurance operations.

- Corporate Functions includes Group holding and financing companies, Corporate Center operations and alternative investments.

The Group's secondary format for segment information continued to be geographic in 2005 and was divided as follows: North America, Europe, International Businesses and Centrally Managed Businesses.

A detailed review of the respective business segment and division results and activities during 2005 can be found in the Financial Review starting on page 81.

A list of the Group's significant subsidiaries is included in the Financial Report on pages 89 to 91 and available on the Web site www.zurich.com – Annual Report 2005.

Zurich Financial Services has a primary listing on the SWX Swiss Exchange and a secondary listing on the London Stock Exchange. Certain Group companies have listed debt issues under the Euro Medium Term Note Programme, preferred share issues and other financial instruments. For additional information on share listings of significant subsidiaries see the list of significant subsidiaries in the Financial Report on pages 89 to 91. For further information on the share listings of Zurich Financial Services, see Shareholder Information on pages 116 to 118.

Significant shareholders

Zurich Financial Services is not aware of any person who, as of December 31, 2005, directly or indirectly, had an interest as beneficial owner in the shares of Zurich Financial Services representing 5% or more of its issued shares. It is also not aware of any persons who, as of December 31, 2005, directly or indirectly, alone or with others, exercised or were a party to any arrangements to exercise control over Zurich Financial Services.

On August 18, 2005, Zurich Financial Services received a notification from Brandes Investment Partners L.P., San Diego, California, USA (Brandes) that as of August 16, 2005, Brandes' clients had an aggregate interest in 4.81% of the outstanding shares of Zurich Financial Services (i.e. an aggregate interest in 4,241,419 shares of Zurich Financial Services and 26,834,059 American Depositary Receipts of Zurich Financial Services representing 2,683,406 shares of Zurich Financial Services), thus falling below the 5% threshold as set out in Article 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading. On November 15, 2002, Brandes had notified Zurich Financial Services that it beneficially held 8.22% of the voting rights in Zurich Financial Services on behalf of its clients.

Cross-shareholdings

Zurich Financial Services has no interest in any other company exceeding 5% of the voting rights of that other company, where that other company has an interest in Zurich Financial Services exceeding 5% of the voting rights in Zurich Financial Services.

Capital structure

Share capital

As of December 31, 2005, the ordinary share capital of Zurich Financial Services amounted to CHF 360,017,387.50 divided into 144,006,955 fully paid registered shares with a nominal value of CHF 2.50 each. The Board of Directors will propose to the shareholders at the Annual General Meeting on April 20, 2006 a payout of CHF 7.00 per share. The proposed total payout to shareholders of CHF 7.00 per share is comprised of a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10.

Authorized and contingent share capital

As of December 31, 2005, the Board of Directors of Zurich Financial Services had authority to increase the share capital by CHF 15,000,000, representing 6,000,000 registered shares with a nominal value of CHF 2.50 each by no later than June 1, 2007. Zurich Financial Services also had a contingent share capital of CHF 13,704,570 representing 5,481,828 registered shares with a nominal value of CHF 2.50 each. Moreover, there is an additional contingent share capital of CHF 3,750,000, representing 1,500,000 registered shares with a nominal value of CHF 2.50 each, which may be issued to employees of the Group.

For further information on the capital structure and the authorized and contingent share capital, see note 23 on pages 65 to 68 in the Financial Report.

Changes of share capital

At the Annual General Meeting on April 19, 2005, shareholders approved a share capital reduction in the form of a nominal value reduction of each share from CHF 6.50 to CHF 2.50. As a result of this reduction, the share capital was reduced by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50. The authorized share capital was reduced to CHF 15,000,000, and the contingent share capital was reduced to CHF 13,704,570 and CHF 3,750,000, respectively.

For information on changes of share capital during 2005 and 2004, see pages 114 to 115 in this Corporate Review and page 103 in the Financial Report. For information on changes of capital during 2003, see the Annual Report 2004 of Zurich Financial Services, pages 68 to 69 and page 137.

Shares and participation certificates

Zurich Financial Services shares are registered shares with a nominal value of CHF 2.50 each. The shares are fully paid. Pursuant to Article 14 of the Articles of Incorporation, each share carries one vote at the shareholders' meetings and entitles the registered holder to exercise all other membership rights in respect of that share, provided registration in the share register has been effected. Some interests in shares are held by investors in the form of CREST Depository Interests (CDIs)[1] or American Depositary Receipts (ADRs).[2] Zurich Financial Services has no participation certificates issued.

Profit sharing certificates

Zurich Financial Services has no profit sharing certificates issued.

Limitations on transferability and nominee registrations

The Articles of Incorporation do not provide for limitations on transferability except as to formalities for the transfer of undocumented shares.

Registration as a shareholder requires a declaration that the shareholder has acquired the shares in his or her own name and for his or her own account. Nominees holding Zurich Financial Services' shares may for the benefit of, or as nominee for, another person be registered for up to 200,000 shares with voting rights notwithstanding that the nominee does not disclose the identity of the beneficial owner. A nominee is, however, entitled to be registered as shareholder with voting rights of more than 200,000 shares if the nominee undertakes to disclose the identity of each beneficial owner and to inform the beneficial owners about corporate actions, to consult as to the exercise of voting rights and pre-emptive rights, to transfer dividends and to act in the interests and in accordance with the instructions of the beneficial owner.

There are special provisions relating to the registration of, and exercise of rights attaching to, shares by CREST International Nominees Ltd. on behalf of CDI holders, including Lloyds TSB Corporate Nominee Limited, and by The Bank of New York in connection with the Zurich Financial Services' ADR program.

Convertible bonds and options

Zurich Financial Services had no public convertibles or options outstanding as of December 31, 2005. For information on employee share option plans, refer to the Financial Report, note 26 on pages 71 to 74.

[1] As part of the unification of the holding structure in 2000, former holders of Allied Zurich p.l.c. ordinary shares received Zurich Financial Services shares, delivered in the form of CREST Depository Interests, or CDIs. CREST is the system for the paperless settlement of trades in securities and the holding of uncertificated securities in the United Kingdom. CREST holds the shares in trust and issued dematerialized depository interests representing entitlements to Zurich Financial Services shares known as CDIs. As CDI holders are not the legal owners of the shares represented by the CDIs, they are not able to directly enforce or exercise rights that a holder of shares can. CDI holders will, however, have a beneficial interest in the shares represented by the CDIs and be allowed as such to give instructions to CREST Depository on the exercise of certain non-economic rights attached to the shares. Each CDI represents one Zurich Financial Services share.

[2] Zurich Financial Services has established an American Depositary Share, or ADS, level 1 program in the United States. Under the program, The Bank of New York issues the ADSs. Each ADS represents the right to receive one-tenth of one Zurich Financial Services share. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. ADSs are traded over the counter (OTC) and evidenced by American Depositary Receipts, or ADRs. ADS holders are not treated as shareholders of Zurich Financial Services and are not able to directly enforce or exercise shareholder rights. Only the Bank of New York as depositary may exercise voting rights with respect to instructions received from beneficial owners of ADRs.

Board of Directors

Members of the Board of Directors, as of December 31, 2005

Name	Nationality	Age	Position held	Year of initial appointment	Expiration of current term of office
Manfred Gentz	German	63	Chairman Chairman of the Governance and Nominations Committee Member of the Remuneration Committee	2005	2008
Philippe Pidoux	Swiss	62	Vice Chairman Member of the Governance and Nominations Committee Member of the Audit Committee	1997[1]	2006
Thomas Escher	Swiss	56	Director Member of the Remuneration Committee Member of the Audit Committee	2004	2006
Rosalind Gilmore	British	68	Director Member of the Remuneration Committee Member of the Audit Committee	1998[1]	2007
Dana Mead	American	69	Director Member of the Governance and Nominations Committee Chairman of the Remuneration Committee	1997[1]	2007
Armin Meyer	Swiss	56	Director Member of the Governance and Nominations Committee Member of the Remuneration Committee	2001	2007
Vernon Sankey	British	56	Director Member of the Governance and Nominations Committee Member of the Remuneration Committee	1998[1]	2006
Gerhard Schulmeyer	German/ American	67	Director Member of the Remuneration Committee Chairman of the Audit Committee	1998[1]	2008
Rolf Watter	Swiss	47	Director Member of the Governance and Nominations Committee Member of the Audit Committee	2002	2007

[1] Messrs. Pidoux and Mead have served on the board of Zurich Insurance Company since 1997. In 1998, after the merger between B.A.T Financial Services and Zurich Insurance Company (the "Merger"), they assumed office as members of one or more boards of the then Group holding structure consisting of Zurich Group Holding (then called Zurich Financial Services), Allied Zurich p.l.c. and Zurich Allied AG. The Group structure was reorganized in October 2000 ("Unification"). Mrs. Gilmore, Mr. Sankey and Mr. Schulmeyer were also members of one or several boards of the Group holding structure that was established with the Merger. Since Unification they have all served on the Board of Zurich Financial Services.

All Directors are non-executive, independent of management and have never held an executive position in the Group. With the exception of Manfred Gentz, who joined the Board on April 19, 2005, all of the current Directors have served on the Board throughout the year 2005. Lodewijk van Wachem retired from the Board of Directors with effect as of the Annual General Meeting held on April 19, 2005.

All Directors of Zurich Financial Services are also members of the board of directors of Zurich Insurance Company. Mr. Gentz also serves as chairman of that board.

Fritz Gerber is the Honorary Chairman of Zurich Financial Services. He was chairman of Zurich Insurance Company between 1977 and 1995 and its chief executive officer between 1977 and 1991. In recognition of his leadership and services to that company, he was appointed Honorary Chairman. Such designation does not confer board membership or any director duties or rights, nor does it entitle him to any director's fees.

Biographies

Manfred Gentz studied law at the universities of Berlin and Lausanne and graduated with a doctorate in law from the Berlin Free University. In 1970 he joined Daimler-Benz AG where he held various positions. In 1983, he was appointed member of the Board of Management of Daimler-Benz AG, responsible at first for Human Resources. From 1990 to 1995 he was chief executive officer of Daimler-Benz Interservices (debis) in Berlin and subsequently became chief financial officer of Daimler-Benz AG in 1995. In December 1998, Mr. Gentz was appointed to the Board of Management of DaimlerChrysler AG, where he was in charge of Finance and Controlling until December 2004. In May 2005 he was elected chairman of the supervisory board of Eurohypo AG. In addition to serving on the Board of Supervisors of adidas-Salomon, the German Stock Exchange (Deutsche Börse AG) and DWS Investment GmbH, he is chairman of ICC (International Chamber of Commerce), Germany, the Aspen Institute, Berlin and the Hanns Martin Schleyer Foundation. He is active in a number of scientific and cultural institutions.

Philippe Olivier Pidoux graduated from the University of Lausanne, Switzerland, with a doctorate in law and also holds a Master's degree in comparative jurisprudence from the University of Texas. He is a partner in the law firm BMP Associés in Lausanne, Switzerland. Mr. Pidoux was a member of the Government of the Canton of Vaud from 1986 until 1994 and a member of the Swiss Parliament between 1983 and 1999. From 1991 until 2003, he was a member of the board and as of 1999 vice chairman of the Swiss National Bank. He is also chairman of Publigroupe AG.

Thomas Konrad Escher graduated in electrical engineering and in business administration from the Swiss Federal Institute of Technology (ETH) and joined IBM in 1974. In subsequent years, his career led him through various managerial line functions with responsibilities for markets and client relationships overseas, in different European countries and in Switzerland. In 1996, Mr. Escher joined Swiss Bank Corporation and was - as a member of the executive board - CEO for the major market region in Switzerland and for the information technology organization. Since the merger of Swiss Bank Corporation and Union Bank of Switzerland to form UBS AG in 1998, he headed the business area IT of the wealth management and business banking division through mid-2005 as a member of the Group Managing Board. As of July 1, 2005, Mr. Escher assumed the function of vice chairman wealth management UBS. Mr. Escher is chairman of the Zurich Economic Society.

Rosalind Edith Jean Gilmore graduated with a BA degree from London University and an MA degree from Cambridge University. Her career included 26 years in the UK Treasury, where she held various senior appointments, specializing in international and domestic monetary policy and the structure of the UK financial sector. She also worked in the World Bank and as marketing director for the UK Girobank. She completed her Government career as executive chairman (First Commissioner) of the regulatory commission for the UK mortgage and savings industry. She was a director of the UK Securities and Investments Board and member of the Lloyds of London Regulatory Board and of the Banking Advisory Committee of the European Union. She has held a variety of part-time directorships in the public, academic and corporate sectors (including BAT Industries), and is now a director of Trades Union Fund Managers Ltd., of Cranfield University (working with its Business School) and of the Royal College of Music. She is a director of the International Women's Forum and chairman of the Leadership Foundation Inc. (Washington DC). She has honorary fellowships in both her former universities.

Dana George Mead graduated from the US Military Academy at West Point and has a PhD from Massachusetts Institute of Technology. After serving in the US Army from 1957 to 1978, he held various senior management positions and was a member of the board of International Paper Company in New York. In 1992, he was appointed president and member of the board of directors of Tenneco Inc., becoming its chairman and chief executive officer two years later. After a spin-off of Tenneco subsidiaries in 1999, he was chairman of Tenneco Automotive and Pactiv Corporation until March 2000. He serves on the board of Pfizer Inc. He also heads the Business Advisory Council for the United Nations Office for Project Services. He is chairman of the MIT Corporation. Mr. Mead is past president of the Royal Shakespeare Company (RSC) America and a member of the board of RSC London. He also serves on the boards of the Boys and Girls Clubs of America and the Citizens of Development Corps.

Armin Meyer graduated with a PhD in electrical engineering from the Swiss Federal Institute of Technology (ETH) and joined BBC Brown Boveri Ltd. in 1976 as a development engineer. In 1980, he became head of research and development for industrial motors, and in 1984, he took over as head of the international business unit for electrical power generators. In 1988, he became president of ABB Drives Ltd. and in 1992, president of ABB Power Generation Ltd. From 1995 until 2000, he was executive vice president of ABB Ltd. and a member of that group's executive committee. In 1997, he became a member of the board of directors of Ciba Specialty Chemicals at the time of its spin-off from Novartis and has been its chief executive officer and chairman since 2001. He is a member of the foundation board of the International Institute for Management Development, IMD, in Lausanne, Switzerland, and of the board of the European Chemical Industry Council (Cefic) in Brussels, Belgium.

Vernon Louis Sankey graduated with a MA degree from Oriel College, Oxford and joined Reckitt and Colman in the UK in 1971, subsequently working in France, Denmark, the UK and the US. He was appointed to the board of directors in 1989 and was chief executive officer of that company from 1991 to 1999. He was chairman of Thomson Travel Group plc until August 2000 and of Gala Group Holdings plc until February 2003. He is chairman of The Really Effective Development Company Ltd., chairman of Photo-Me International plc and deputy chairman and chairman designate of Vividas Group plc. He is also a director of Pearson plc, Cofra AG, Taylor Woodrow plc, a former board member of the UK's Food Standards Agency and an advisor to a number of other companies. As of January 2006, he is a member of the supervisory board of Atos Origin SA, Paris.

Gerhard Hans Schulmeyer graduated from Frankfurt Technical College with a BSc in electronic engineering and from the University of Frankfurt with a BSc in international business. He also holds an MSc in Management Science from the Massachusetts Institute of Technology. After holding various management positions with Braun, Sony Wega and Motorola, in 1989 he became president and chief executive officer of ABB USA and a member of the executive board of ABB Ltd. From 1994 until 1998, he was president and CEO of Siemens Nixdorf in Germany, and between 1999 and December 2001, he was president and CEO of Siemens Corporation in the US. Since January 2002, he has been Professor of Practice at the Sloan School of Management of the Massachusetts Institute of Technology. He is a non-executive director on the public boards of Alcan Inc., Ingram Micro Inc. and Korn/Ferry International. He is also a board member of the German Industrial Investment Council and a member of the foundation board of the US National Chamber Foundation.

Rolf Urs Watter graduated from the University of Zurich with a doctorate in law and holds a master of laws degree from Georgetown University in the US. He is admitted to the bar of the Canton of Zurich. Since 1994, he has been a partner in the law firm Baer and Karrer in Zurich and has been a member of its executive board since 2000. He also teaches as a part-time professor at the University of Zurich's Law School. He is non-executive chairman of Cablecom AG (and its parent entities Glacier Holdings GP SA and Glacier Holdings S.C.A.). He is further a member of the boards of directors of Syngenta AG, UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He is also non-executive chairman of Almea Stiftung, the foundation presently holding a majority in Swiss International Airlines. In addition, he serves on the board of the Swiss Lawyers Association and is a member of the SWX Admission Board and of the Disclosure Commission of Experts of the SWX Swiss Exchange.

The business address for each Board member is Mythenquai 2, 8002 Zurich, Switzerland.

None of the Directors had a material interest in a contract of significance with Zurich Financial Services or any subsidiary during the year 2005 or a service contract with any company in the Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination in an amount that equals or exceeds one year's salary and benefit in kind.

Cross-involvement

There are no arrangements whereby any of the Directors of Zurich Financial Services serves on another company's board in return for Zurich Financial Services agreeing that any of that other company's directors serves on the Board of Zurich Financial Services.

Elections and terms of office

The Articles of Incorporation require that the Board shall consist of not less than seven and not more than 13 members. The ordinary term of office is three years. On the expiration of their terms of office, Directors may be re-elected immediately. The Articles of Incorporation require elections to be organized in such a way as to ensure that no more than four Directors complete their term of office at any one general shareholders' meeting. The election of a member of the Board is effected on an individual basis. Directors are elected by a majority of the votes cast. Zurich Financial Services rules provide that no individual of 70 years of age or older shall be nominated as a Director, though exceptions may be made under special circumstances.

At the Annual General Meeting to be held on April 20, 2006, the terms of office of Messrs. Pidoux, Escher and Sankey will expire and they have been proposed for re-election by the Board. Messrs. Pidoux, Escher and Sankey will stand for re-election for a term of three years.

Don Nicolaisen, Fred Kindle and Tom de Swaan have been nominated as additional members of the Board of Directors of Zurich Financial Services. Don Nicolaisen has been nominated for a term of three years and Messrs. Kindle and de Swaan for a term of two years each.

Don Nicolaisen, 61, American, graduated from the University of Wisconsin with a BA degree and joined Price Waterhouse (which subsequently became PricewaterhouseCoopers), where he was admitted to partnership in 1978. He served in various capacities, including as auditor and as chairman of PricewaterhouseCoopers' financial services practice. He led that company's national office for accounting and Securities and Exchange Commission services and served on both the US and global boards. In September 2003, he was appointed chief accountant of the US Securities and Exchange Commission and was principal adviser to the Commission on accounting and auditing matters. He is a member of the board of directors of Verizon Communications Inc. and has been nominated as a member of the Board of Morgan Stanley.

Fred Kindle, 46, a citizen of Liechtenstein and Switzerland, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a master in engineering degree. He joined Hilti AG in Liechtenstein in 1984 as a marketing projects manager, and two years later enrolled at Northwestern University, Evanston, in the United States, where he gained an MBA. From 1988 until 1992 he was an associate and engagement manager with McKinsey & Company in New York and Zurich. He then joined Sulzer Chemtech AG in Switzerland as the head of the Mass Transfer Department and in 1996 became the head of the Product Division. In 1999 he was appointed CEO of Sulzer Industries, one of the two operating groups of Sulzer AG. Two years later he became CEO of Sulzer. After joining ABB Ltd. in fall 2004, Mr Kindle was appointed CEO of ABB Group worldwide in January 2005. He is a director of the Swiss American Chamber of Commerce and also serves on the board of VZ Holding Ltd., Zurich.

Tom de Swaan, 59, Dutch, graduated from the University of Amsterdam with a master's degree in economics. He joined De Nederlandsche Bank N.V. in 1972, and from 1986 until 1998 was a member of the governing board there. Since January 1999, he has been a member of the managing board and chief financial officer of ABN AMRO Bank. He will retire from ABN AMRO from May 1, 2006, but agreed to continue his services for this bank as an advisor to the managing board, specifically on the topics of economic and financial affairs, and sustainable development. Mr de Swaan is a non-executive member of the board of GlaxoSmithKline and has been nominated as a member of the supervisory board of DSM, a Netherland-based chemical group. He is a non-executive director on the board of the UK's Financial Services Authority. From 1987 to 1988, he was chairman of the Amsterdam Financial Center, and from 1995 to 1997 chairman of the banking supervisory sub-committee of the European Monetary Institute. He was also a member of the Basel Committee on Banking Supervision from 1991 to 1996, and its chairman from 1997 to 1998. Mr de Swaan is also a director of a number of non-profit organizations. Amongst others he is the chairman of the board of the Netherlands Opera and treasurer of the board of the Royal Concertgebouw Orchestra.

Internal organizational structure

The **Board** is chaired by the Chairman, or in his absence the Vice Chairman. It has a program of topics that is presented at its meetings throughout the year. It is regularly informed of developments regarding the Group and is provided with timely information in a form and of a quality appropriate for it to discharge its duties in accordance with the standards of care set out in Article 717 of the Swiss Code of Obligations.

The Board consists entirely of directors who are non-executive, independent of management, and who have never held an executive position in the Group. The Governance and Nominations Committee annually reviews the independence of the Board members and reports its findings to the Board for final determination. Board members are also subject to rules and regulations to avoid conflicts of interest and the use of inside information. A self-assessment of the full Board is carried out at least once a year. In 2005, the Board's self-assessment was carried out under the guidance of an external expert on the basis of a comprehensive questionnaire. This assessment will lead to a further deepened assessment in 2006.

Given the separation of roles of the Chairman and the CEO and the fact that the Board of Directors is wholly non-executive, there is no requirement for a "lead" director to be appointed under the Swiss Code of Best Practice. Were the roles not separated, the Vice Chairman would assume the role of lead director to ensure an orderly evaluation process of the Chairman and of the Chief Executive Officer and to serve as a contact to whom concerns of the other members of the Board could be communicated.

The CEO attends the Board meetings ex officio. Upon invitation, the Board meetings are attended by the members of the GEC on a regular basis. Other executives attend these meetings from time to time. The majority of the Board meetings include private sessions of the Board, without the participation of Management.

The Board is required to meet at least six times each year; however, during 2005 it has held 10 meetings of which four were full day meetings and three were partly attended by phone. In addition, the Board took eight circular resolutions, which were agreed unanimously. On average, 96% of the members of the Board attended the Board meetings in 2005. The members of the Board spend additional time to discharge their responsibilities.

The Board may appoint committees for specific areas from among its members and establish terms of reference and rules with respect to delegated authority and the reporting back. The Board has the following standing committees, which regularly report to the Board and submit proposals for resolutions to the Board.

The **Governance and Nominations Committee**, the scope of which has been extended in 2005 to include governance, is composed of six Board members. It oversees the Group's governance and measures it against best practice with a view to ensure that the rights of the shareholders are fully protected. It also develops and proposes to the Board corporate governance guidelines and reviews them from time to time. The Governance and Nominations Committee is further entrusted with the succession planning with respect to the Board as well as with regard to the CEO and members of the GEC and Group Management Board (GMB). In this regard, it proposes the principles for the nomination and ongoing qualification of members of the Board and makes proposals to the Board on the composition of the Board, as well as the appointment of the Chairman, the Vice Chairman, the CEO and the other members of the GEC and GMB. Final decisions for nominations and appointments are made by the Board, subject to shareholder approval, where so warranted. The Governance and Nominations Committee met four times (once by teleconference) during 2005 and particularly addressed the nomination and ongoing qualifications of the members of the Board of Directors and the succession planning for members of senior management. It regularly reports to the Board.

The **Remuneration Committee** comprises seven members of the Board and proposes to the Board the principles of remuneration for the Group and the level of directors' fees. Based on the remuneration principles, it determines the remuneration of the CEO and approves the remuneration of the members of the GEC and the GMB. The Remuneration Committee also determines the metrics and reviews the performance relating to the senior management short-term and long-term incentive plans. The Remuneration Committee met six times (once by teleconference) in 2005. It regularly reports to the Board. Details of the Group's remuneration principles are given in the Remuneration Report on pages 72 et seq.

The **Audit Committee** has five members, all of whom meet relevant requirements with respect to independence and qualification. The Audit Committee charter provides that the Audit Committee as a whole should have (i) an understanding of IFRS and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those of Zurich Financial Services and the Group or experience in actively supervising one or more persons engaged in these activities, (iv) an understanding of internal controls and procedures for financial reporting and (v) an understanding of audit committee functions. The Audit Committee met eight times in 2005. It regularly reports to the Board.

The Audit Committee serves as a focal point for communication and oversight regarding financial accounting and reporting, internal control, actuarial, compliance and risk management among Management, the internal and external auditors, group chief actuary, corporate risk management, legal and compliance functions. The Audit Committee is responsible for reviewing the Group's auditing process (including establishing the basic principles relating to and making proposals with respect to the audit of Zurich Financial Services and the Group) and reviews the internal control systems. The external auditors, the internal auditors and appropriate members of the GEC, the GMB and other executives attend such meetings in order to, among other things, discuss the auditors' reports, to review and assess the auditing concept and the examination process and to assess the activities of external and internal auditors. The Audit Committee reviews the standards of internal control, including the activities, plans, organization and the quality of internal audit, corporate risk management and group compliance. It also discusses, on a regular basis, with the external auditors the quality of the Group's financial and accounting function and any recommendations that the external auditors may have. Topics considered during such discussions include strengthening internal financial controls, applicable accounting principles and management reporting systems. Private sessions with external auditors and internal audit as well as the heads of actuarial and risk management are scheduled at most of the Audit Committee meetings to enable discussions without Management being present.

The Audit Committee also reviews the annual, half-year and quarterly financial results of the Group before submission to the Board. It proposes to the Board the external auditors for election by shareholders and is responsible for approving the remuneration and overseeing the work of the external auditors. The Audit Committee reviews, at least annually, the qualifications, performance and independence of the external auditors. It establishes guidelines for the retention of the external auditors for any permissible non-audit services and reviews any matters that may impair their objectivity and independence. It also annually reviews the staffing, scope and general extent of the external auditors' examination and suggests, if desired, areas requiring special emphasis. Statements regarding internal control and the procedures in place regarding internal control according to the UK Turnbull Guidance are given on page 70.

Areas of responsibility of the Board and Management

In addition to determining the overall strategy of the Group and the supervision of senior management, the Board addresses key matters in the area of strategy, finance, structure and organization and business development (subject to the matters reserved for the shareholders' meeting by law). The Board approves the Group strategic plan and the annual financial plans developed by Management and reviews and approves the annual, half-year and quarterly financial statements of Zurich Financial Services and the Group. It establishes guidelines for overall business policies and capital allocation and approves major changes in the Group's business activities, including major lending and borrowing transactions and major business developments, such as acquisitions or disposals of businesses or assets, investments or new businesses, mergers, joint ventures and cooperations. The Board also considers other matters of strategic importance to the Group.

Subject to the powers reserved to the Board as set out above, the Board has delegated the management of the Group to the CEO. The CEO and, under his leadership, the GEC are responsible for the development and execution of the strategic and financial plans approved by the Board. The CEO has specific powers and duties relating to strategic, financial and other matters as well as to the structure and organization of the Group and manages, supervises and coordinates the activities of the members of the GEC. The CEO develops and implements management tools for the Group and represents the overall interests of the Group against third parties. The CEO holds delegated authority to approve certain acquisitions and divestments of businesses and assets, investments and the establishment of new businesses, mergers, joint ventures or cooperations.

Information and control instruments vis-à-vis the Group Executive Committee and Group Management Board

The Board supervises Management and monitors its performance through reporting and controlling processes. Regular reporting by the CEO and other executives to the Board comprises appropriate information and updates, including key data for the core businesses, financial information, existing and upcoming risks and updates on developments in important markets and with regard to major competitors as well as other significant events.

Furthermore, the Group has adopted a coordinated and formalized approach to risk management and control. The process and the results of this approach are described on page 70 under Internal Control Statement.

The internal audit function and the external auditors also assist the Board in exercising its controlling and supervisory duties. Internal audit serves, in addition to the review of the financial reporting processes, to assess the suitability, reliability and functioning of the business organization with regard to technical and personnel matters and to examine the efficiency of the control systems. In addition, the internal audit function reviews compliance with the Group's business and statutory requirements and regulations.

Management Board

Group Executive Committee

To the extent not reserved to the Board, management is delegated to the CEO. The CEO, and under his supervision the GEC, are responsible for dealing with strategic, financial and business policy issues of Group-wide relevance, including consolidated performance, capital allocation and mergers and acquisitions.

The GEC is headed by the CEO and includes the Chief Operating Officer, the Group Finance Director, the Chief Investment Officer and the heads of the business segments – General Insurance, Life Insurance and Farmers Management Services. In addition, the heads of the following businesses are members of the GEC: North America Commercial, Global Corporate and Europe General Insurance.

A standing committee of the GEC is the Group Balance Sheet Committee, chaired by the CEO. This committee attends to key financial matters resulting from implementation of the strategy, developments in the financial environment and the financial condition of the Group and is charged with approving specific transactions or business changes not reflected in the Group financial plan that impact the Group's balance sheet under delegations approved by the Board of Directors.

Further special committees, such as the Group Finance Committee and the Asset/Liability Management (ALM) and Investment Committee, each chaired by a member of the GEC, are established to facilitate the coordination and alignment of recommendations to the CEO for approval on specific subject matters that are often of cross-divisional and cross-functional nature. The Group Finance Committee is chaired by the Group Finance Director and the ALM/Investment Committee is chaired by the Chief Investment Officer. The Group Finance Committee monitors the implementation of finance-related matters decided by the Board, the CEO and/or the GEC and gives recommendations for future course of action, while the ALM/Investment Committee monitors and deals with issues relating to investment decisions.

Members of the GEC, as of December 31, 2005

Name	Nationality	Age	Position held
James J. Schiro	American	59	Chief Executive Officer
Peter Eckert	Swiss	60	Chief Operating Officer
Patrick O'Sullivan	Irish	56	Group Finance Director
David Wasserman	American	51	Chief Investment Officer and Head of Group Strategic Planning
John Amore	American	57	Chief Executive Officer General Insurance
Paul van de Geijn	Dutch	59	Chief Executive Officer Global Life Insurance
Paul Hopkins	American	49	Chief Executive Officer Farmers Group, Inc.
Axel Lehmann	Swiss	46	Chief Executive Officer North America Commercial
Geoff Riddell	British	49	Chief Executive Officer Global Corporate
Dieter Wemmer	German	48	Chief Executive Officer Europe General Insurance

With the exception of Mr. Hopkins, who joined the GEC on April 1, 2005, succeeding Mr. Feinstein, who retired as Chief Executive Officer of Farmers Group, Inc., all other members of the GEC served throughout the year 2005. Mr. Wasserman will step down as Chief Investment Officer and as a member of the GEC effective March 31, 2006, and will be succeeded in his role as Chief Investment Officer and as a member of the GEC by Martin Senn.

All members of the GEC are employed under contracts that include a notice period of one year or less. For further information on termination benefits, see page 76.

Biographies

James J. Schiro graduated from St. John's University, New York, with a bachelor's degree in Business Administration. He is also an honorary Doctor of Commercial Science of the same university. After qualifying as a certified public accountant, he joined Price Waterhouse in 1967 and held various management positions before becoming chairman and senior partner of the US firm in 1994. From 1995 to 1998, he integrated the US, European and other global operations of Price Waterhouse and was elected chief executive officer of the new company. After the merger of Price Waterhouse and Coopers & Lybrand in 1998, he became global chief executive officer of PricewaterhouseCoopers. He joined Zurich in March 2002 as Chief Operating Officer - Group Finance and was appointed Chief Executive Officer of the Group two months later. He is a member of the board of directors of PepsiCo and the supervisory board of Royal Philips Electronics. He is also vice chairman of the Swiss American Chamber of Commerce and a member of the Business Council of the World Economic Forum, a member of the board of trustees of the Lucerne Festival in addition to serving as vice chairman of the American Friends of the Lucerne Festival. Furthermore, he is a member of the Foundation Board of IMD, Lausanne, as well as a member of the boards of trustees of St John's University, New York, and the Institute of Advanced Study in Princeton, New Jersey, and serves on various other boards.

Peter Eckert graduated with a Diploma in Business Administration and worked in various areas of both insurance and reinsurance before joining Zurich in 1980, in charge of the Group's Portuguese subsidiary, Companhia de Seguros Metrópole SA, Lisbon. In 1988 he was appointed chief executive officer of Zurich's operations in Australia. He was consecutively appointed to the former Group Executive Board in 1991, and two years later became CEO for Zurich Switzerland. In July 2001, he became head of the Continental Europe Business Division and in March 2002, he was appointed Chief Operating Officer. Mr. Eckert is currently vice chairman of the board of Deutsche Bank (Suisse) S.A. He is a member of the board of "economiesuisse" and a member of the board of the foundation "Avenir Suisse." He was previously a member of the boards of the respective insurance associations in Portugal, Australia and Switzerland. From 1995 to 2004, he was a member of the Presidential Council of the European Insurance Association (CEA), being its president from 1998 to 2000.

Patrick H. O'Sullivan graduated from Trinity College, Dublin, with a degree in business studies. He qualified with Arthur Andersen as a chartered accountant, followed by a master of science degree in accounting and finance from the London School of Economics. After qualifying, he joined the Bank of America, working in London, Miami, Los Angeles and Frankfurt. In 1988 he joined the US investment bank Goldman Sachs as financial controller for Europe and in 1990 moved to Financial Guaranty Insurance Company (FGIC), a wholly-owned subsidiary of GE Capital. He was appointed to the FGIC board in 1993. The following year, he joined BZW (former investment banking subsidiary of Barclays Bank p.l.c.) as head of International Banking & Structured Finance, and in 1996 he became BZW's chief operating officer. In 1997, he joined Eagle Star Insurance Company as chief executive, and, the following year, was appointed chief executive officer of Zurich's general insurance business in the United Kingdom. He became Group Finance Director of Zurich Financial Services in December 2002.

David L. Wasserman graduated from Brown University, Providence (US), with a degree in applied mathematics and economics. He began his career as an actuary, first with Aetna Insurance Company and later with the Insurance Services Office. In 1982 he joined KPMG Peat Marwick and was appointed Principal in 1987. He joined Zurich in 1991 and for nine years held various positions with Centre Group, latterly as chief executive officer. He became senior managing director of Zurich Global Assets in January 2001, and CEO of the Global Asset business division the following year. He was appointed Chief Investment Officer of Zurich Financial Services in April 2002 and was also appointed Head of Group Strategic Planning in July 2002.

John J. Amore graduated with a degree in management from Embry-Riddle Aeronautical University, Daytona Beach (US), and with an MBA in Finance from New York University. Before joining Zurich, he was vice chairman of the Commerce and Industry Insurance Company, a member company of American International Group (AIG). He later became chief executive officer of the Zurich US Specialties business unit and was appointed chief executive officer of Zurich US in December 2000. He was CEO of Zurich's North America Corporate business division until end of August 2004. In April 2004 he was appointed CEO of the General Insurance business segment. Mr. Amore is vice chairman of the board of directors of the American Insurance Association.

Paul van de Geijn graduated in business law from Leiden University in the Netherlands in 1971 and joined one of the predecessors of AEGON. He started as legal counsel and then worked in the non-life sector before moving to a senior management position in 1978. After the merger which created AEGON in 1983, he was appointed a member of the Management Board of AEGON the Netherlands, becoming its chairman in 1991. The following year, he joined the Executive Board of AEGON N.V., with responsibilities for the Dutch and later Spanish and Hungarian operations. In 2002, he handed over responsibility for the Dutch operations and assumed responsibilities for AEGON USA and the AEGON corporate responsibility program. From 2000 to 2002 he was chairman of the Dutch Association of Insurers. He held positions in a public/private partnership in the business community and on the Executive Committee of the Dutch Employers' Association.

Paul Hopkins holds a bachelor of science degree in business of the Eastern Illinois University and is a graduate of the Wharton Business School. He joined the Farmers organization in 1978 as an agent and subsequently held positions of increasing responsibility in the sales and marketing area. In 1992, he transferred to the Los Angeles Regional office as Assistant Vice President, Regional Operations. He became Vice President Agencies in 1994, and Senior Vice President Agencies three years later. In 1998, he was made Senior Vice President and Chief Marketing Officer, a position he held until January 1, 2000, when he was appointed Senior Vice President of State Operations. His next assignment, as Senior Vice President of Strategic Alliances, became effective in April 2001. In August 2002 he was promoted to Executive Vice President, Market Management, and two years later became President of Farmers Group, Inc. Mr. Hopkins was appointed a member of Zurich's Group Management Board in December 2004. Since April 2005, he has been Chief Executive Officer of Farmers Group, Inc. and a member of Zurich's Group Executive Committee. He also serves on the Boards of Farmers Group, Inc. and Farmers New World Life Insurance Company. In June 2005, he was appointed a member of the Board of Trustees for the American Institute for Property Casualty Underwriters.

Axel P. Lehmann graduated with an MBA and PhD from the University of St Gallen in Switzerland. After several US research studies, he wrote a post-doctorate certification at the University of St Gallen and subsequently completed the Wharton Advanced Management Program. He was a lecturer at several universities and institutes and became vice president of the Institute of Insurance Economics at the University of St Gallen and the European Center responsible for Consulting and Management Development. He was head of Corporate Planning and Corporate Controlling for Swiss Life before he joined Zurich in 1996 and held various executive management and corporate development positions within Zurich Switzerland. He became a member of the Group Management Board responsible for Group-wide Business Development functions in November 2000. In September 2001, he was appointed Chief Executive Officer of the former Northern European region and subsequently Chief Executive Officer of the Zurich Group, Germany. In March 2002, he became CEO of the Continental Europe business division and a member of the GEC. In 2004, he was in charge of the consolidation of the United Kingdom and Ireland division with the Continental Europe division and assumed responsibility for the creation of the integrated Europe General Insurance division. In September 2004, he assumed his current role as CEO of Zurich North America Commercial in Schaumburg/Chicago. Mr. Lehmann is an honorary professor and lecturer for business administration and service management at the University of St Gallen in Switzerland.

Geoff Riddell graduated from Queen's College, Oxford, with a degree in chemistry, and later qualified as a chartered accountant. He started his career with Price Waterhouse in 1978 and four years later moved to AIG, where he held various roles, including country manager for Hong Kong, Belgium and France. He joined Zurich in 2000, initially as managing director of Zurich Commercial in the UK, and then became managing director of the UK Corporate and Government businesses. Two years later he became CEO of the General Insurance business in the UK. In 2004, he became CEO Global Corporate and was appointed to the GEC. Mr. Riddell is a former member of the General Insurance Council of the Association of British Insurers and was for three years chair of its liability committee. From 1990 to 1995, he was a member of the Hong Kong Federation of Insurers Council. He became a director of Pool Re in February 2005.

Dieter Wemmer holds a PhD and a Master's degree in mathematics from the University of Cologne. From 1983 until 1986, he worked in pure mathematics at the universities of Cologne and Oxford. In 1986, he joined Zurich Re (Cologne), at that time a reinsurance subsidiary of Zurich's German operation Agrippina, as a pricing actuary for life reinsurance. He became Head of Life Reinsurance and Chief Actuary five years later. From 1992 until 1996, Mr. Wemmer held various positions with Agrippina, joining the management board in 1995 responsible for Controlling/Planning, Communication and Real Estate management. He was seconded to Zurich's Corporate Center in 1996 as project manager for the implementation of International Accounting Standards (IAS) and US Generally Accepted Accounting Principles (US GAAP). One year later, he became Head of Financial Controlling. From 1999 until May 2003, he was Head of Mergers and Acquisitions, with additional responsibility for capital management and General and Life Actuarial from 2002. He became Chief Operating Officer of the Europe General Insurance business division in May 2003. Since November 2004, he has been CEO Europe General Insurance and a member of the GEC.

Members of the GEC are also part of the GMB, which includes the heads of certain business divisions, business units and Group functions. The GMB primarily focuses on communication, capability building and development of the Group, represents the businesses and functions and serves to foster horizontal collaboration throughout the Group.

Additional members of the GMB as of December 31, 2005

Name	Nationality	Age	Position held
Thomas Buess	Swiss	48	Chief Operating Officer Global Life Insurance
Peter Goerke	Swiss	44	Group Head Human Resources
Paul Hopkins [1]	American	49	President US Personal Business
Richard Kearns	American	55	Chief Administrative Officer
John Lynch	American	54	Chief Executive Officer US Small Business
Monica Mächler-Erne	Swiss	49	General Counsel and Company Secretary
Michael Paravicini	Swiss	44	Chief Information Technology Officer
Martin South	British	40	Chief Executive Officer International Businesses
Franz Wipfli	Swiss	54	Head of Organizational Transformation Management

[1] Until March 31, 2005. Thereafter, Mr. Hopkins became a member of the GEC, succeeding Mr. Feinstein.

Management contracts

Zurich Financial Services has not transferred key parts of management by contract to other companies (or individuals) not belonging to (or employed by) the Group.

Shareholders' participation rights

Voting rights restrictions and representation

Each share entered into the share register provides for one vote. There are no voting right restrictions.

A shareholder with voting rights can attend the shareholders' meeting of Zurich Financial Services in person. He or she may also authorize, in writing, another shareholder with voting rights or any person permitted under the Articles of Incorporation and a more detailed directive of the Board to represent him or her at the shareholders' meeting. Based on the Articles of Incorporation, minors or wards may be represented by their legal representatives, married persons by their spouses and a legal entity may be represented by a person authorized to bind it by his or her signature, even if such persons are not shareholders. Furthermore, authority of representation may be given to the Independent Representative of Shareholders, to a statutory representative or to representatives of bank accounts who do not need to be shareholders themselves. Zurich Financial Services may under certain circumstances authorize the beneficial owners of the shares that are held by professional persons as nominees (such as a trust company, bank, professional asset manager, clearing organization, investment fund or other entity recognized by Zurich Financial Services) to attend the shareholders' meetings and exercise votes as proxy of the relevant nominee. For further details, see page 57.

Zurich Financial Services used electronic voting for all the resolutions taken at last year's Annual General Meeting. In accordance with Swiss practice, Zurich Financial Services informs all shareholders at the beginning of the general meeting of the aggregate number of proxy votes received.

Statutory quorums

Pursuant to the Articles of Incorporation, the general meeting constitutes a quorum irrespective of the number of shareholders present and shares represented. Resolutions and elections generally require the approval of a simple majority of the votes cast, excluding abstentions, blank and invalid votes, unless respective provisions in the Articles of Incorporation (of which there are none) or mandatory legal provisions stipulate otherwise. Article 704 of the Swiss Code of Obligations provides for a two-thirds majority of votes cast representing an absolute majority of nominal values of shares represented for certain important matters, such as the change of the company purpose and domicile, the dissolution of the company without liquidation, and matters relating to capital increases. In the event of the votes being equally divided, the decision rests with the Chairman.

Convocation of the general meeting of shareholders

General meetings of shareholders are convened by the Board of Directors or, if necessary, by the auditors and other bodies in accordance with the provisions set out in Article 699 and 700 of the Swiss Code of Obligations. Shareholders with voting rights representing at least 10% of the share capital may call a shareholders' meeting, indicating the matters to be discussed and the corresponding proposals. The convocation period consists of at least 20 calendar days, whereby Zurich Financial Services usually posts the invitation to shareholders at least 20 working days before the meeting and publishes the invitation in the Swiss Official Gazette of Commerce and in several newspapers.

Agenda

The Board of Directors is responsible for developing the agenda and sending it to the shareholders. Shareholders with voting rights who together represent shares with a nominal value of at least CHF 250,000 may request in writing, no later than 45 days before the day of the meeting, that specific proposals be included on the agenda.

Registrations in the share register

With a view to ensure an orderly process, the Board determines the record date shortly before the shareholders' meeting at which a shareholder needs to be registered in the share register in order to exercise his or her participation rights by attending the shareholders' meeting. Such record date is published, together with the invitation to the shareholders' meeting, in the Swiss Official Gazette of Commerce and in several newspapers.

Changes of control and defense measures

Duty to make an offer

The Articles of Incorporation of Zurich Financial Services do not provide for an opting out or opting up in the meaning of Articles 22 and 32 of the Federal Act on Stock Exchanges and Securities Trading. Therefore, mandatory offers have to be submitted when a shareholder or a group of shareholders acting in concert exceed 33 1/3% of the issued and outstanding share capital.

Clauses on changes of control

Employment agreements have been entered into with the members of the GEC, setting out the terms and conditions on which they are employed. With regard to termination benefits, the longest period of severance for members of the GEC is two years, including the notice period, and no additional severance benefits are provided in the case of a change of control. The Group's share-based compensation programs include regulations regarding the impact of a change of control. These regulations provide that in the case of a change of control, the Plan Administrator has the right to have the existing share obligations rolled over into new share rights or to provide consideration for such obligations that are not rolled over. Participants, who lose their employment as a result of a change of control, have an automatic right to the vesting of share obligations.

Auditors

Duration of the mandate and term of office of the lead auditor

PricewaterhouseCoopers AG, Birchstrasse 160, in 8050 Zurich (PwC), is Zurich Financial Services' external statutory auditor and Group auditor of its consolidated accounts. PwC assumes all auditing functions, which are required by law, and the Articles of Incorporation of Zurich Financial Services. They are elected by the shareholders of Zurich Financial Services on an annual basis. At the Annual General Meeting of shareholders on April 19, 2005, PwC was re-elected by the shareholders of Zurich Financial Services. The Board of Directors proposes that PwC be re-elected as statutory auditors and Group auditors for the business year 2006.

PwC and its predecessor organizations, Coopers & Lybrand and Schweizerische Treuhandgesellschaft AG, have served as external auditors of Zurich Financial Services and its predecessor organizations since May 11, 1983. In 2000, a request for proposals for 2001 and subsequent years was made by inviting all major auditing firms to submit work programs and tender offers, where the program and offer of PwC prevailed.

Mr. Roger Marshall of PricewaterhouseCoopers AG is the lead auditor, responsible since January 1, 2003.

OBT AG has been elected as a special auditor to perform special audits for increases in share capital required under Articles 652f, 653f and 653i of the Swiss Code of Obligations. At the Annual General Meeting of shareholders on April 19, 2005, OBT was re-elected by the shareholders for a three-year term. OBT AG has assumed this mandate since October 2000.

Auditing fees

The total of the auditing fees (including expenses and value added taxes) charged for the Group auditors in the year 2005 amounted to USD 42.7 million (USD 36.9 million in 2004).

Additional fees

The total of the fees (including expenses and value added taxes) in the year 2005 for additional services (e.g., tax services or special audits required by local law or regulatory bodies) performed by the Group auditors and parties associated with them for Zurich Financial Services or one of the Group's companies amounted to USD 7.5 million (USD 8.0 million in 2004).

Supervisory and control instruments vis-à-vis the auditors

The Audit Committee meets at least four times a year with the external auditors. The Audit Committee reviews the qualification, performance and independence of external auditors and evaluates the cooperation received by the external auditors during their audit examination. It further elicits the comments of management regarding the responsiveness of the external auditors to the needs of Zurich Financial Services and the Group. The Audit Committee reviews, prior to the commencement of the annual audit, the scope and general extent of the external auditors and suggests areas requiring special emphasis.

The Audit Committee is responsible for making a nomination to the Board regarding the proposal for election of the external auditors by shareholders, for approving the remuneration and overseeing the work of the external auditors.

The Audit Committee has approved a written policy on the use of external auditors for non-audit services, which sets forth the rules for providing such services and related matters. Allowable non-audit services need pre-approval and require, among other things, an engagement letter specifying the services to be provided and making reference to external auditor's obligation to comply with this policy.

Information policy

Zurich Financial Services has over 116,000 shareholders registered in its share register, ranging from private individual shareholders to large institutional investors. Each registered shareholder receives an invitation to the Annual General Meeting. An annual report is available for shareholders, which includes the letter to the shareholders providing an overview of the Group's activities during the year and outlining the financial performance. Similar reports regarding half-year and quarterly results are available for all shareholders. However, shareholders may opt not to receive printed versions of one or all of the aforementioned reports.

Zurich Financial Services maintains a regular dialogue with investors through its Investor Relations department and responds to questions and issues raised by either institutional or private individual shareholders. In addition, Zurich Financial Services organizes investors' days to provide comprehensive information on its businesses and strategic direction. The four investors' days in 2005 focused on business segments as well as functional topics and included underwriting (held on January 20, 2005), Life Insurance (April 7, 2005), claims management and reserving (June 30, 2005), and Farmers (September 14, 2005). On January 17, 2006, an investors' day was held in Zurich to provide insight into the Europe General Insurance business division, and further investors' days will follow in 2006 on topics of interest to the investment market. A wide range of information on the Group and its businesses, including the aforementioned reports and full documentation distributed at the investors' days, is also available on Zurich Financial Services' Web site, www.zurich.com.

Zurich Financial Services will hold its Annual General Meeting on April 20, 2006. As part of the agenda, the Chairman and the CEO will present a review of the business of the Group for the year 2005. The meeting will be conducted in the Hallenstadion in Zurich-Oerlikon. An invitation setting out the agenda for this meeting and an explanation of the proposed resolutions will be issued to shareholders by Zurich Financial Services 20 working days before.

For addresses and further upcoming important dates, please refer to the financial calendar on page 119.

Employees

The Group is committed to provide equal opportunities when recruiting people, whereby diversity and ability are the guiding principles. The Group actively encourages employee involvement in the Group's activities via print and online publications, team briefings and regular meetings with employees' representatives. The Group has in place a policy and mechanisms for employees to raise any concerns or report any breaches in respect of financial reporting, internal compliance rules and legal or other obligations.

The Group is party to a voluntary agreement within the scope of the European Works Council Directive. In some countries, the Group has established broad-based employee share compensation and incentive plans to encourage employees to become shareholders in the Group.

Going concern

The Directors are satisfied that, having reviewed the performance of the Group and forecasts for the forthcoming year, the Group has adequate resources to enable it to continue in business for the foreseeable future. For this reason, the Directors have adopted the going concern basis for the preparation of the financial statements.

Internal control statement

The Board is responsible for overseeing the Group's internal control systems, which are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Group has adopted a coordinated and formalized approach to risk management and control. A risk-aware and control-conscious environment is fostered in the Group, reinforced by communication and training.

Management is responsible for the identification and evaluation of significant risks. Periodic risk assessments are conducted using "the total risk profiling tool." Every quarter, the operating units report key risks and prepare action plans to mitigate these risks at the local level. These quarterly risk reports are then used to identify significant risks, and the consequent actions taken at the business unit level are reported to the Board.

Once a year, the Group Executive Committee undertakes a Group-level risk assessment. The results of this assessment and the actions arising are also presented to the Audit Committee.

Processes and controls in the organization are subject to regular reviews by Management, Group Audit and Group Risk Management. The Board, through the Audit Committee, receives periodic reports from the Chief Risk Officer, Group Audit and Management on the adequacy of the control structure in place to execute the Group's strategy.

The Audit Committee has reviewed the effectiveness of the system of internal control operated by the Group for the period January 1, 2005, up to the date of the report and has reported to the Board accordingly.

The Board is satisfied that the review was conducted in accordance with the Turnbull Guidance, as revised in October 2005. The assessment included the consideration of the effectiveness of the Group's ongoing process for identifying, evaluating and managing the risks of the business, including the scope and frequency of reports on both risk and control that were received and reviewed during the year, the important internal control matters discussed and associated actions taken by management.

Issues identified by this process have been communicated to the Board and are being addressed by the Group. A follow up process to monitor these issues and associated actions has been implemented.

Remuneration Report

This Remuneration Report follows the recommended structure outlined in chapter five of the Directive on Information Relating to Corporate Governance of the SWX Swiss Exchange. The rest of the information to be disclosed according to the Directive of the SWX Swiss Exchange is included in the Corporate Governance Report preceding this Remuneration Report.

Remuneration principles

Recognizing that Zurich Financial Services is a global insurance-based financial services organization, the level of Directors' fees has been established to ensure the Group's ability to attract and retain high caliber individuals. Directors' fees are currently paid in cash and the Directors do not participate in any of the share-based programs established for the executive management of the Group.

The remuneration principles for the members of the Group Executive Committee (GEC) are structured to reflect the global and competitive nature of the Group's businesses and to ensure that individuals with the required knowledge and experience can be attracted, motivated and retained to manage operations effectively. Actual compensation levels and overall terms and conditions are established to reflect the line of business, the relevant marketplace, business performance and affordability, individual performance, internal equity and legal requirements. Significant emphasis is placed on variable compensation to ensure linkage between the rewards of executives and the performance achievements of the individual and the Group. Given the international mix of the members of the top management team, an appropriate balance of the compensation elements ensures that the overall package is competitive in their respective local marketplace.

The remuneration package for senior management, including the GEC, comprises a base salary and participation in short and long-term incentive programs, together with pension and other employee benefits. Short-term incentives are performance driven based on relevant factors, which include the performance of the Zurich Financial Services Group and the business areas as well as individual performance achievements. Key performance measures are determined annually and focus on business priorities. They typically include profitability measures, such as Group Net Income After Tax (NIAT) and Business Operating Profit (BOP). The long-term program includes performance-based vesting criteria for both share and share option grants with a balance of absolute and relative performance measures that align employee and shareholder interests. The actual level of performance vesting, which is assessed annually, is based on the Group's actual Return on Equity (ROE) performance as well as Total Shareholder Return (TSR), which measures the relative positioning of the Group's total return to shareholders compared with a global industry peer group of insurance companies.

The Remuneration Committee is responsible for determining the remuneration payable to Directors and the Chief Executive Officer (CEO) and for approving the remuneration for other members of the GEC and Group Management Board (GMB). For further details of its responsibilities see page 62 in the Corporate Governance Report.

Further details of the performance share and share option plans are set out on pages 76 to 79.

Compensation for active members during 2005

As of December 31, 2005, all of the Directors of Zurich Financial Services are non-executives, independent of management. The compensation for Directors and for members of the Group Executive Committee is therefore disclosed separately in accordance with the requirements of the Directive of the SWX Swiss Exchange.

Directors' fees

The fees paid to the Directors of Zurich Financial Services who held office in 2005 are shown in the table below.

All Directors, except the current Chairman and Vice Chairman, are remunerated on the basis of an annual fee of USD 125,000 together with an additional fee of USD 25,000 in respect of each committee on which they served. Directors who reside in the United States receive an additional fee of USD 10,000 per annum. With effect from July 1, 2003, it was agreed that the chairman of the audit committee would receive an additional fee of USD 10,000 per annum.

The current Chairman of Zurich Financial Services received a pro-rata fee of USD 375,000, equivalent to an annual rate of USD 500,000, in 2005. The current Vice Chairman received an annual fee of USD 250,000 in 2005. These were the same levels that were effective in 2004. None of the Directors' fees is pensionable.

The total aggregate fees paid to the Directors of Zurich Financial Services for the year ended December 31, 2005, were USD 2,105,000, excluding fees paid to the Directors of Zurich Insurance Company referred to below.

Zurich Financial Services Directors' fees

	Fees paid in 2005 USD	Fees paid in 2004 USD
M.Gentz [1]	375,000	–
L.C.van Wachem [2]	250,000	500,000
Ph. Pidoux	250,000	250,000
Th. Escher [3]	162,500	112,500
R.E.J. Gilmore	175,000	175,000
M. Granziol [4]	–	75,000
D.G. Mead	185,000	185,000
A. Meyer	175,000	175,000
V.L. Sankey	175,000	175,000
G. Schulmeyer	195,000	195,000
R. Watter	162,500	150,000
Total	**2,105,000**	**1,992,500**

[1] Joined the Board of Directors on April 19, 2005.
[2] Retired from the Board of Directors on April 19, 2005.
[3] Joined the Board of Directors on April 16, 2004.
[4] Resigned from the Board of Directors on April 16, 2004.

In 2005, Mr Gentz received an additional amount of EUR 5,777.75 (incl. VAT of 16%) for his membership on the board of supervisors of Zürich Beteiligungs-Aktiengesellschaft (Deutschland) until the end of March 2005. Mrs. Gilmore is a member of a group health insurance plan in the UK with a benefit valued at USD 1,596 (2004: USD 1,661). There were no other benefits-in-kind provided to Directors of Zurich Financial Services.

In addition, fees are paid to the members of the board of directors of the Zurich Insurance Company. The membership of the Board and the fee structure was reviewed in 2004, establishing a fee level of CHF 100,000 per annum.

Zurich Insurance Company Directors' fees

	Fees paid in 2005 CHF	Fees paid in 2004 CHF
M. Gentz [1]	75,000	–
L.C.van Wachem [2]	50,000	107,500
Ph. Pidoux	100,000	107,500
Th. Escher [3]	100,000	75,000
R.E.J. Gilmore [3]	100,000	75,000
D.G. Mead	100,000	107,500
A. Meyer	100,000	107,500
V.L. Sankey [3]	100,000	75,000
G. Schulmeyer [3]	100,000	75,000
R. Watter	100,000	107,500
Total	**925,000**	**837,500**

[1] Joined the board of directors on April 19, 2005.
[2] Retired from the board of directors on April 19, 2005.
[3] Joined the board of directors in April, 2004.

Group Executive Committee remuneration
The total aggregate remuneration paid to the members of the GEC was USD 26 million during 2005 (USD 27 million during 2004). Aggregate remuneration consists of the fixed base salary paid, any variable cash awards received under the short- and long-term incentive plans and the estimated value of other compensation-related items; for example, the value of pension benefits accruing during the year, overseas allowances, perquisites, cars and mortgage loans. Aggregate remuneration includes the remuneration received during the period that the executive is a member of the GEC. In addition to that, members of the GEC received equity-based remuneration as set out below, on pages 76 to 77 and 79.

The following table specifies the number of members whose aggregate remuneration falls within the following bands:

Group Executive Committee aggregate remuneration

	2005	2004
Above USD 3,250,000	2	4
Between USD 1,625,001 and USD 3,250,000	7	2
Between USD 1,300,001 and USD 1,625,000	–	2
Between USD 975,001 and USD 1,300,000	1	1
Between USD 650,000 and USD 975,000	1	–
Below USD 650,000	–	2

Included in the aggregate remuneration of USD 26 million are base salaries of USD 10.7 million, cash awards received under the incentive plans of USD 10.7 million and, within other compensation, USD 4 million relates to the value of the pension and other similar benefits accruing during the year (USD 4 million in 2004). The members of the GEC participate in various pension plans, typically providing benefits based on final salary and the number of years of service with the Group. Normal retirement ages vary from 60 to 65. Accrual rates vary in line with practice in each country and typically lead to overall pension levels of between 40% and 67% of the defined final pensionable salary. Changes to the pension arrangements in Switzerland were approved in 2005, and the plans now provide benefits on a defined contribution basis rather than on final salary.

Termination arrangements for members of the Board of Directors and the Group Executive Committee who gave up their functions during the year

One member of the GEC gave up his function during 2005. After leaving the GEC, he assumed further responsibilities within the Group that are not related to his former function within the GEC. No termination benefits were paid to him.

No termination arrangements were entered into with the member of the Board of Directors who left in 2005.

Compensation for former Directors and Executives

For former members of the GEC (including its equivalent prior to its formation), the Group paid amounts totaling USD 0.08 million to one former member of the GEC during 2005. No payments have been made to any other former member of the GEC or any former member of the Board of Directors of Zurich Financial Services.

Share plans in the year under review

Share plans for the Directors

The members of the Board of Directors of Zurich Financial Services do not participate in any of the long-term incentive plans established for executive management; hence, no shares have been allotted to them in the year under review or in earlier years.

Share Plans for members of the Group Executive Committee

Under the Group's Long-Term Incentive Plan, the second tranche of shares and share options granted in 2003 and the first tranche of shares and share options granted in 2004 became eligible for vesting in 2005 based on the performance achievements in 2004. Vesting was assessed in relation to the Group's Return on Equity (ROE) in 2004 and the relative position of the Group's Total Shareholder Return (TSR), in comparison to a global industry peer group of insurance companies during 2004. The overall performance in 2004 led to a vesting percentage on these two tranches of 111%.

Under the Group's Long-Term Performance Share Plan running for the period January 1, 2002, to December 31, 2004, the actual number of shares to be awarded in 2004 was dependent on the financial performance of the Group during the period relative to defined hurdles. Based on the financial performance of the Group over the three-year period, no awards were made under this Group Long-Term Performance Share Plan in 2004. However, for those members joining the GEC during the performance period, pro rata awards could be made to such members if the business division plans in which they participated paid awards for this performance period.

Under the plans, a further condition of payment is that the individual must remain employed throughout the performance period. One half of the shares awarded under the plans at the end of each performance period are sales-restricted for a further period of three years.

Share awards

As a result, the total number of share awards made under the various long-term incentive plans to members of the GEC during 2005 was as follows (all shares awarded are registered shares of Zurich Financial Services with a nominal value of CHF 2.50 each).

Share awards

	2005	2004
Total performance share awards made	29,793 [1]	22,948 [1]
Relevant share price at beginning of performance cycle	CHF 120 to 301	CHF 120 to 448
Market value of shares at the date of award	CHF 210	CHF 213

[1] To the extent that the share awards have not been deferred or sold prior to the end of 2005, these shares are included in the share interest table on page 78.

Conditional share allocations

The total number of performance share allocations under the Group's Long-Term Incentive Plan available to be delivered in future years to members of the GEC, if specified performance targets are met during the performance periods, was 64,978 as of December 31, 2005 (71,851 as of December 31, 2004), as set out in the table below.

Conditional share allocations

Performance period	Performance share allocation outstanding	Allocated price CHF	Year of award
2003–2005	12,831	120.50	2006
2004–2006	16,096	213.25	2006–2007
2005–2007	36,051	206.40	2006–2008

Within the context of the Group's Long-Term Incentive Plan, the performance share allocations are considered for vesting on a uniform basis during the three years after the grant. The actual level of vesting each year (typically, 0 to 150% of the allocation) will depend upon the Group's performance in relation to the ROE achievement and the relative positioning of the Group's Total Return to Shareholders (TSR).

In addition to the above, there were 17,132 restricted shares outstanding for members of the GEC as of December 31, 2005. These restricted shares vest over the next three years and will be forfeited if the holders of such shares leave voluntarily before the vesting date and the employment relationship terminates. This total reflects grants of 8,339 restricted shares in 2005 and the vesting of 12,584 restricted shares during 2005. There were 21,377 restricted shares outstanding at the end of 2004.

Share ownership

Shareholdings of Directors

The shareholdings of the Directors, who held office at the end of the year, in the shares of Zurich Financial Services are shown below. All interests shown are beneficial and include shares held by closely linked persons.

Directors' shareholdings

Number of shares as of December 31	Ownership of Zurich Financial Services shares 2005	Ownership of Zurich Financial Services shares 2004
M.Gentz	1,500	n/a
L.C. van Wachem	n/a	1,666
Ph. Pidoux	1,850	1,750
Th. Escher	3,000	2,000
R.E.J. Gilmore	828	828
D.G. Mead	1,086	1,086
A. Meyer	1,124	1,124
V.L. Sankey	1,170	1,170
G. Schulmeyer	2,000	2,000
R. Watter	2,968	2,968
Total	**15,526**	**14,592**

Shareholdings of members of the Group Executive Committee

The shareholdings of the members of the GEC, who held office at the end of the year, in the shares of Zurich Financial Services are shown below. All holdings are beneficial, cover shareholdings arising from all employee plans and include shares held by closely linked persons.

GEC shareholdings

Number of shares as of December 31	Ownership of Zurich Financial Services shares 2005	Ownership of Zurich Financial Services shares 2004
J.J. Schiro	23,310	5,372
P. Eckert	11,604	8,748
P. O'Sullivan	11,266	8,337
D. Wasserman	5,062	2,952
P. van de Geijn	2,217	1,212
J. Amore	5,359	3,031
M. Feinstein	n/a	1,564
P. Hopkins	1,863	n/a
A.P. Lehmann	4,430	2,846
G. Riddell	3,480	1,402
D. Wemmer	2,073	1,382
Total	**70,664**	**36,846**

This table does not include the share interests of the members of the GEC through their participation in either the conditional share plans or the share option plans or if they have elected to defer receipt of their share awards.

Share options

Share options held by Directors

The members of the Board of Directors of Zurich Financial Services do not participate in the share option plan for executive management; hence, no share options have been allotted in the year under review or in earlier years.

Share options held by the members of the Group Executive Committee

Under the share option program for senior management, the Group can issue share options to individuals within prescribed rules. The first share option grant was made in 1999, and regular annual grants have been made since then. Prior to 2003, option grants were typically made on the basis of a seven-year option term, a three-year vesting period and an exercise price set at a 10% premium to the market rate during the month prior to the grant date. Under the rules of the plan, other parameters are allowed for option grants made under the share option program. In connection with the redesign of the long-term incentive program in 2003, the exercise price under the option grant made in 2004, which includes performance based vesting criteria, was set at the market price on the day prior to the date of grant. The vesting schedule for the option grant is the same as for the performance shares.

Under the share option program, the total number of shares under option for the GEC members as of December 31, 2005, is set out in the table below.

GEC share options

Year of grant	Number of options vested	Number of options unvested	Total number of shares under option	Exercise price per share CHF	Year of expiry
1999	3,662		3,662	885.85	2006
2000	5,523		5,523	689.95	2007
2001	15,100		15,100	492.55	2008
2001	14,757		14,757	322.30	2012
2002	67,457		67,457	331.10	2009
2003	85,510	32,476	117,986	120.50	2010
2004	31,509	51,376	82,885	213.25	2011
2005		168,730	168,730	206.40	2012
Totals	**223,518**	**252,582**	**476,100**		

Each of the above options entitles the holder to subscribe for one share of Zurich Financial Services at the exercise price stated. For the weighted average fair value (in CHF) at grant date of the options granted in 2004 and 2005, please refer to the Financial Report, note 26 on page 74.

Within the context of the Group's Long Term Incentive Plan, the performance based option grants are considered for vesting on a uniform basis during the three years after the grant. The actual level of vesting each year (typically, 0 to 150% of the allocation) will depend upon the Group's performance in relation to the ROE achievement and the relative positioning of the Group's Total Return to Shareholders (TSR).

Additional honoraria and remuneration

None of the Directors or members of the GEC received any compensation from the Group or from any of the Group's companies other than that set out above.

Personal loans

As of December 31, 2005, the total amount of loans, including guarantee commitments, outstanding was USD 3.7 million for three members of the GEC. These loans represent mortgage loans, which are available to employees and customers in certain countries. Employees, including members of the GEC, benefit from a reduced interest rate of up to 1% less than the prevailing market interest rates on mortgage balances up to a maximum of approximately USD 1 million. As of December 31, 2005, none of the Directors had loans.

No other guarantees and/or outstanding loans, advances or credits have been granted to the members of the Board of Directors or the GEC. Except as disclosed above, the Directors and the members of the GEC of Zurich Financial Services have no interest in any transactions which are or were unusual in the nature of their conditions or significant to the business of the Group.

Highest remuneration for Directors

As set out in the previous section, the highest paid remuneration for the Directors was USD 440,000 for Mr. Gentz. This amount includes the fees received as Chairman of Zurich Financial Services and Zurich Insurance Company as well as the additional amount he received for his membership on the board of supervisors of Zürich Beteiligungs-Aktiengesellschaft (Deutschland) until the end of March 2005, as set out on page 74. None of the Directors received shares or share options of Zurich Financial Services as part of his or her remuneration.



Financial Information Overview

Financial Review

Amounts for 2004 have been restated for the implementation of several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. Details are set out in note 3 to our Consolidated Financial Statements. Amounts for 2004 have also been restated to conform to the current presentation of segments.

Group performance highlights

The Zurich Financial Services Group (the Group) earned net income attributable to shareholders of USD 3.2 billion for the year ended December 31, 2005, an increase of 30% compared with USD 2.5 billion for the year ended December 31, 2004. The increase in net income attributable to shareholders was recorded despite the exceptional catastrophe costs in 2005 and demonstrates the benefits of the diversity of our operations.

Key financial highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	46,797	49,236	(5%)
Net investment result [1]	23,147	15,595	48%
Net of policyholder dividends and participation in profits	8,715	6,843	27%
Business operating profit	3,947	2,988	32%
Net income attributable to shareholders	3,214	2,466	30%
General Insurance combined ratio	100.8%	102.0%	1.2 pts
Life Insurance new business profit margin (as % of APE)	14.5%	11.4%	3.1 pts
Diluted earnings per share (in CHF)	27.11	20.83	30%
Return on common shareholders' equity (ROE) [2]	15.5%	13.6%	1.9 pts
Business operating profit (after tax) return on common shareholders' equity [2]	13.6%	12.6%	1.0 pts

[1] Net investment result includes net investment income and net capital gains on investments and impairments.
[2] Performance measures for 2004 are based on financial information as restated. ROE is based on net income attributable to common shareholders.

Performance overview

Business operating profit increased by USD 959 million, or 32%, for the year ended December 31, 2005, to USD 3.9 billion.

- The Group achieved excellent results with improvements in all performance measures for each of our operating segments, continuing the quality of our earnings reported throughout the year.
- The **General Insurance** segment contributed **business operating profit** of USD 1.9 billion and a combined ratio of 100.8%, an improvement of 1.2 percentage points from 2004. The General Insurance business operating profit absorbed losses and reinstatement premiums of USD 1.2 billion and USD 111 million for hurricanes and floods respectively, impacting our combined ratio by 4.6 percentage points.
- In our **Life Insurance** segment we realized the benefits of our business model changes and refocused product strategy, resulting in an increase to our **new business profit margin** of 3.1 percentage points. Key elements included the launch of Openwork in the United Kingdom in June 2005, cost savings in Europe and increased sales of unit-linked products resulting in an increase to business operating profit of USD 145 million to USD 1.1 billion in 2005.
- **Farmers Management Services** continued its strong performance with a 10% increase in business operating profit to USD 1.2 billion in 2005 driven by higher fee and investment income, along with tight cost controls.

- **Other Businesses** contributed USD 212 million to the increase in the Group's business operating profit, largely driven by **Centre's** continued successful commutations.
- During 2005 the Group issued USD 1.7 billion of ECAPS and EUR 500 million of debt through its EMTN Programme, which, together with the full year effect of the 2004 EMTN issuance, contributed to the increase of USD 84 million in **interest expense on debt**.
- Higher short-term interest rates in the United States, higher dividend income in Europe and International Businesses as well as a higher average invested asset base (after adjusting for foreign currency effects) resulted in an increase to **net investment income** of USD 712 million, or 8%, to USD 9.8 billion.

Net income before income taxes increased by USD 1.8 billion, or 49%, from USD 3.7 billion to USD 5.5 billion in 2005.

- Lower long-term interest rates in Europe and higher equity markets resulted in an increase to our **net capital gains on investments** and impairments of USD 6.8 billion, to USD 13.4 billion, of which USD 12.4 billion is distributable to policyholders.

Net income attributable to shareholders increased by USD 748 million, or 30%, to USD 3.2 billion in 2005 compared with USD 2.5 billion in 2004.

- The shareholders' **effective tax rate** was 29.1% compared with 23.2% in 2004. The Group's overall effective income tax rate of 39.1% includes the impact of tax expense attributable to policyholders in certain jurisdictions. This rate increased by 9.2 percentage points from 29.9 % in 2004. The increases in both rates are primarily due to the recognition of significant deferred tax assets in 2004 for net operating losses which were not repeated in 2005.

Our **business operating profit (after tax) return on common shareholders' equity** increased by 1.0 percentage point to 13.6%. The increase in our **return on common shareholders' equity** of 1.9 percentage points to 15.5% is greater primarily due to the increase in net capital gains on investments.

Diluted earnings per share increased by CHF 6.28 per share, or 30%, to CHF 27.11 per share in 2005 compared with CHF 20.83 per share in 2004.

Total payout to shareholders of CHF 7.00 per share comprises a dividend of CHF 4.60 per share and a payout of CHF 2.40 per share in the form of the nominal value reduction of each registered share. The proposed total payout of CHF 7.00 per share is expected around the beginning of July 2006, subject to approval by the Annual General Meeting. The nominal value reduction is further subject to the fulfillment of the necessary requirements and the registration of the share capital reduction in the Commercial Registrar of the Canton of Zurich. The proposed value reduction would reduce the nominal value of each registered share from CHF 2.50 to CHF 0.10.

Measuring business performance

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying insurance performance of each business.

Business operating profit reflects adjustments for net capital gains on investments and impairments (except for the capital markets and banking operations included in Other Businesses), policyholders' share of investment results for the life business, non-operational foreign exchange movements, and significant items arising from special circumstances including gains and losses on divestments of businesses. Non-operational foreign exchange movements arise from intercompany foreign currency hedging and the corporate financing of subsidiaries which are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

Reconciliation of net income before shareholders' taxes and business operating profit

in USD millions, for the years ended December 31	**2005**	2004
Net income before shareholders' taxes	4,694	3,350
Adjusted for:		
Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	(13,205)	(6,378)
Policyholder allocation of net capital gains on investments and impairments	12,416	6,155
Net income attributable to minority interests	(116)	(106)
Net loss/(gain) on divestments of businesses	2	(88)
Restructuring provisions and other	156	55
Business operating profit	**3,947**	**2,988**

Business operating profit and gross written premiums and policy fees by business segment

in USD millions, for the years ended December 31	**Business operating profit**		**Gross written premiums and policy fees**	
	2005	2004	**2005**	2004
General Insurance	1,914	1,241	33,401	33,855
Life Insurance	1,079	934	10,535	10,948
Farmers Management Services	1,221	1,109	–	–
Other Businesses	441	229	3,004	4,704
Corporate Functions	(708)	(525)	182	139
Total [1]	**3,947**	2,988	**46,797**	49,236

[1] After intersegment eliminations.

General Insurance highlights

In 2005, we benefited from our well diversified portfolio allowing us to improve our underwriting result in certain markets and lines of business, while absorbing losses in others. We have experienced growth in expanding markets, and at the same time, by maintaining pricing discipline, we have improved the underlying profitability across the General Insurance segment.

We continued our operational progress by focusing on The Zurich Way, improving our product mix and by adapting our reinsurance programs. The purchase of reinsurance is managed centrally and is used to protect our balance sheet and manage our use of capital.

During 2005 we embedded The Zurich Way of Reserving which was launched in 2004. With The Zurich Way of Reserving, we have moved to global processes reflecting best practices. Reserves governance has been strengthened through centralization of the actuarial reporting structure, and peer reviews providing additional insight and confidence.

The Zurich Way of Claims Management focused on customer experience, and control of expense and indemnity costs. We enhanced our relationship with customers by reducing cycle times and through consistent service standards. We lowered our expenses through streamlined operations and vendor management, and benefited from efficiencies created through increased use of technology, as well as through consistent use of best practices.

We continued our disciplined underwriting approach through The Zurich Way of Underwriting and, where in some lines of business, rates were not adequate to meet our technical price targets, we have chosen not to write that business. This process emphasizes underwriting profit and appropriate risk selection rather than just premium growth. As with the actuarial and claims functions, we have centralized the reporting structure to ensure consistency in approach and application of common methodologies.

General Insurance – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	33,401	33,855	(1%)
Net earned premiums and policy fees	27,569	26,937	2%
Insurance benefits and losses, net of reinsurance	(21,068)	(21,455)	2%
Net underwriting result	(223)	(537)	58%
Business operating profit	**1,914**	**1,241**	**54%**
Loss ratio	76.4%	79.7%	3.3 pts
Expense ratio	24.4%	22.3%	(2.1 pts)
Combined ratio	**100.8%**	**102.0%**	**1.2 pts**

Business operating profit for the General Insurance segment increased by USD 673 million to USD 1.9 billion in 2005 from USD 1.2 billion in 2004. This performance was achieved in a year of exceptional catastrophes. After consideration of the catastrophe losses and reinstatement premiums, the **net underwriting result** improved by USD 314 million.

The combined ratio improved by 1.2 percentage points to 100.8%. The catastrophes, which largely affected Global Corporate, North America Commercial, and to a lesser extent, Europe General Insurance, contributed 4.6 percentage points to the General Insurance **combined ratio** for the year ended December 31, 2005. Excluding the impact of the catastrophes, the improved underwriting result for General Insurance was driven by strong performances in North America Commercial, Europe General Insurance and International Businesses.

In addition, net investment income was a significant contributor to the General Insurance result for the year. **Net investment income** increased by 18% due to improved asset yields and a higher average invested asset base.

Gross written premiums and policy fees decreased by USD 454 million to USD 33.4 billion, largely driven by our decision to cease writing certain specialty lines of business that did not meet our technical price targets. Other contributing factors include rate decreases over the first three quarters of 2005 in certain property and casualty lines of business. Based on the improvements to our underwriting processes, as well as increases in reinsurance rates, the Group decided to retain more current accident year risk during 2005, resulting in an increase to net earned premiums of USD 632 million.

Summary of catastrophe impacts for General Insurance

in USD millions, for the years ended December 31	2005					2004
	Katrina	Rita	Wilma and others	European floods	Total	Total
Gross losses and loss adjustment expenses	1,982	345	570	208	3,105	1,211
Losses and loss adjustment expenses ceded	(1,436)	(133)	(318)	(97)	(1,984)	(483)
Net losses and loss adjustment expenses	546	212	252	111	1,121	728
Reinstatement premiums incurred	143	2	8	–	153	34
Total pre-tax impact	**689**	**214**	**260**	**111**	**1,274**	**762**
Net earned premiums					27,569	26,937
Impact on the combined ratio	2.5%	0.8%	0.9%	0.4%	4.6%	2.8%

We have previously reported that USD 1.0 billion had been recorded for catastrophes and that we estimated the costs for Hurricane Wilma to be USD 300 million, aggregating to USD 1.3 billion. As of December 31, 2005 there has been no change to this estimate.

The Group continues to manage its exposure to catastrophes by reviewing pricing and reinsurance purchasing in conjunction with the magnitude of risk being underwritten. If we are unable to obtain the right price for risk exposure, we will not write that business.

General Insurance – business operating profit

in USD millions, for the years ended December 31	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	1,914	1,241	**25**	585	**223**	(1,298)	**1,509**	1,564	**256**	244	**(99)**	146

1,500
1,000
500
0
(500)

General Insurance – combined ratio


in %, for the years ended December 31
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses
2005 2004
100.8% 102.0%
107.4% 93.9%
106.3% 121.9%
93.8% 92.5%
94.0% 93.0%
482.2% 156.8%
100%
60%

Global Corporate

Global Corporate serves multinational companies with products tailored to their domestic and international insurance needs. Our global network enables us to operate across national, regional and functional boundaries. We provide our customers with the benefit of our international expertise and detailed local knowledge.

Global Corporate – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	6,526	6,818	(4%)
Net earned premiums and policy fees	4,567	4,794	(5%)
Insurance benefits and losses, net of reinsurance	(4,110)	(3,700)	(11%)
Net underwriting result	(338)	291	nm
Business operating profit	**25**	**585**	**(96%)**
Loss ratio	90.0%	77.2%	(12.8 pts)
Expense ratio	17.4%	16.7%	(0.7 pts)
Combined ratio	**107.4%**	**93.9%**	**(13.5 pts)**

Catastrophes and an increasingly competitive market environment resulted in a decrease of USD 560 million, or 96%, for a **business operating profit** in 2005 of USD 25 million compared with 2004.

Costs of catastrophes in North America and Europe of USD 471 million, as well as a few large individual property losses relating to fire and floods of USD 183 million contributed 14.3 percentage points to the 2005 **loss ratio** after the benign experience of 2004.

Rate decreases in the US and Europe together with our underwriting discipline resulted in a decrease in **gross written premiums and policy fees** of USD 292 million, or 4%, to USD 6.5 billion. Total net technical expenses remained relatively stable; however, the decrease in net earned premiums and policy fees resulted in a 0.7 percentage point increase in the **expense ratio**.

Net investment income increased by USD 18 million, or 5%, to USD 410 million compared with 2004 due to a higher average invested asset base.

North America Commercial

We are a leading commercial property and casualty insurance provider in North America, serving our commercial customers, including middle market, small business, specialties and program sectors in the US and Canada.

North America Commercial – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	12,511	12,772	(2%)
Net earned premiums and policy fees	9,152	8,415	9%
Insurance benefits and losses, net of reinsurance	(7,270)	(8,456)	14%
Net underwriting result	(574)	(1,842)	69%
Business operating profit	**223**	**(1,298)**	**nm**
Loss ratio	79.4%	100.5%	21.1 pts
Expense ratio	26.9%	21.4%	(5.5 pts)
Combined ratio	**106.3%**	**121.9%**	**15.6 pts**

Gross written premiums and policy fees declined by 2% to USD 12.5 billion in 2005 compared with the prior year, primarily due to the decision to reduce certain specialties lines of business where rates did not meet our technical price target as well as rate decreases in both the property and casualty lines of business. However, premiums ceded to reinsurers have decreased by USD 1.4 billion due to revised exposures and reductions of some reinsurance programs in order to retain more profitable business as our capacity increased with the strength of our balance sheet. Consequently, **net earned premiums and policy fees** increased 9% to USD 9.2 billion in 2005.

Insurance benefits and losses, net of reinsurance, decreased by 14% to USD 7.3 billion in 2005, compared with 2004 due to lower prior year loss development partially offset by higher current year losses caused by the hurricanes and the changes to our reinsurance program.

Increased cash flows from operations, higher yields as well as a higher average invested asset base resulted in an increase of USD 294 million to **net investment income** in 2005 compared with 2004.

The **net underwriting result** improved by USD 1.3 billion and contributed to an improved business operating profit, although significant items impacted the result. In particular, the hurricanes in North America resulted in **losses and loss adjustment expenses** of USD 634 million and reinstatement premiums of USD 84 million.

The changes in our reinsurance program and resultant lower commissions, combined with a one-time increase in underwriting expense for a change in accounting classification, and one-off cost savings in 2004 not repeated in 2005, resulted in a net 5.5 percentage point increase in the **expense ratio**.

Europe General Insurance

Europe General Insurance consists of commercial and personal customer segments. Our largest markets in Europe are the UK, Germany, Switzerland, Italy and Spain. Additionally, we are well-positioned in Ireland, Portugal and Austria.

Europe General Insurance – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	12,184	12,258	(1%)
Net earned premiums and policy fees	11,727	11,726	0%
Insurance benefits and losses, net of reinsurance	(8,285)	(8,089)	(2%)
Net underwriting result	729	886	(18%)
Business operating profit	**1,509**	**1,564**	**(4%)**
Loss ratio	70.7%	69.0%	(1.7 pts)
Expense ratio	23.1%	23.5%	0.4 pts
Combined ratio	**93.8%**	**92.5%**	**(1.3 pts)**

Business operating profit of USD 1.5 billion in 2005 continued to be a major contribution to the Group's results though it decreased by USD 55 million.

Market competition in the UK has intensified during 2005, with rate decreases in most commercial lines, in particular in liability. We maintained our pricing integrity which resulted in reduced volume across most major commercial lines in the UK. In contrast we maintained both rate and volume in the UK commercial property account despite the market conditions. Germany experienced an overall increase in gross written premiums and policy fees of 1%, primarily attributable to higher volume in commercial lines, partially offset by rate decreases in personal lines as a result of the softening market conditions primarily in the motor business. In Italy, we experienced overall growth of 9% partly due to the new agents added to our sales force. Spain grew by 7% and is benefiting from several initiatives implemented over the last two years, including a sales efficiency program and the impact of the implementation of The Zurich Way of Underwriting in 2005.

Net earned premiums and policy fees of USD 11.7 billion remained at the same level in both 2005 and 2004 benefiting from higher premium retention levels.

The **net underwriting result** decreased by 18%, or USD 157 million, to USD 729 million in 2005 with the **combined ratio** increasing by 1.3 percentage points to 93.8%, resulting from 1.7 percentage point increase in the loss ratio offset by a 0.4 percentage point improvement in the expense ratio.

The 1.7 percentage point increase in the **loss ratio** was impacted by the European flood losses in August 2005, mainly affecting our Swiss business, and the 2004 effect in the UK of the favorable loss experience and the release of reserves. Favorable loss experience in Germany was broadly offset by higher than average claims and frequency in Spain.

The **expense ratio** improved by 0.4 percentage points to 23.1%, primarily driven by improvements in Switzerland and Spain, as well as from a one-time gain of USD 53 million in Switzerland from the changes to its pension plan.

The increase of USD 151 million in **net investment income** to USD 1.1 billion in 2005 is primarily due to positive operational cash flows resulting in a higher average invested asset base, with the main contribution from the UK.

International Businesses

Our International Businesses division consists of Asia Pacific, Latin America and Rest of International Businesses with Australia, South Africa and Japan being the largest units.

Australia concentrates on the small and medium enterprises and corporate markets, and has a single channel distribution strategy focused on brokers.

South Africa has a product mix that is currently 70% commercial business and 30% personal business and utilizes the broker distribution channel for its business.

Japan is focused on both personal and corporate lines. Personal lines account for approximately 80% of the business. The core products are auto insurance, which is sold directly to the consumer, and personal accident insurance.

International Businesses – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	2,871	2,765	4%
Net earned premiums and policy fees	2,081	1,915	9%
Insurance benefits and losses, net of reinsurance	(1,247)	(1,131)	(10%)
Net underwriting result	123	135	(9%)
Business operating profit	**256**	**244**	**5%**
Loss ratio	59.9%	59.1%	(0.8 pts)
Expense ratio	34.1%	33.9%	(0.2 pts)
Combined ratio	**94.0%**	**93.0%**	**(1.0 pts)**

Business operating profit increased by USD 12 million to USD 256 million reflecting higher gross written premiums and policy fees and lower premiums ceded. Partially offsetting these contributions were increased loss and loss adjustment expenses in South Africa and Japan.

Gross written premiums and policy fees increased by USD 106 million, or 4%, to USD 2.9 billion in 2005 compared with 2004. Approximately half of this increase arose in Japan resulting from increased marketing and successful collaboration with credit card companies. The remainder of the increase was primarily contributed by South Africa and Venezuela which experienced rate and volume growth, respectively. Premiums ceded to reinsurers decreased by USD 93 million. Consequently, **net earned premiums and policy fees** increased by USD 166 million to USD 2.1 billion in 2005.

A USD 110 million increase in **losses and loss adjustment expenses** was partly due to the growth in net earned premiums. Other contributing factors include an increase in losses and loss adjustment expenses in South Africa of USD 35 million from increased frequency and severity of weather related losses in 2005 compared with 2004, which was a relatively benign year. Hurricane Wilma accounted for USD 14 million of losses and loss adjustment expenses in 2005. **Underwriting and policy acquisition costs** also increased in 2005 compared with 2004, largely due to changes in reinsurance structures resulting in lower ceded commissions.

Net investment income increased by USD 32 million, or 26%, due to a mixture of higher average invested asset base resulting from increased cash flows, higher dividend income in Australia and South Africa and higher interest income in Australia, Mexico and Venezuela.

Centrally Managed Businesses

The use of reinsurance is a key component of the Group's risk mitigation and capital management strategies. The Centrally Managed Businesses division includes our internal reinsurance programs.

Centrally Managed Businesses – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross written premiums and policy fees	275	297	(7%)
Net earned premiums and policy fees	42	87	(52%)
Insurance benefits and losses, net of reinsurance	(156)	(79)	(97%)
Net underwriting result	(159)	(49)	nm
Business operating profit	**(99)**	**146**	**nm**

During 2005 a small number of individually significant losses resulted in a **net underwriting loss** of USD 159 million and a **business operating loss** of USD 99 million in 2005 compared with a business operating profit of USD 146 million in 2004.

As a consequence of the gradual transfer, starting in 2003, of our intra-Group reinsurance transactions to the regions that wrote the underlying premiums, as well as further optimization of our reinsurance purchasing, **net earned premiums and policy fees** decreased to USD 42 million, a decline of USD 45 million, or 52%, compared with the prior year.

Life Insurance highlights

In 2005 we saw the continuing rewards from our efforts to strengthen sustainable Life Insurance results. We made further progress in refocusing our business portfolio, redefining our business model, de-risking our balance sheet and optimizing our expense base. Our refocused product range is gaining further acceptance in the marketplace, with total new business up after adjusting for the 2004 sales spike in Germany.

Since 2002 we have divested numerous life businesses to focus on profitable growth in our markets. We are making major changes to our business models in Switzerland and in the UK. In Switzerland we redesigned our group pension business model. In the UK we consolidated our remaining life portfolios into a single entity, permitting further operating and commercial synergies. Openwork, our new distribution company, was launched in June 2005 and sells products manufactured by the Group and other selected partners, to take full advantage of the new flexibility permitted by UK regulation. The value realized by Openwork will be shared between the Group and its franchise partners who have shown very strong support for the new model.

We are concentrating on protection and lump sum savings, especially unit-linked business, and de-emphasizing guaranteed products or those with low margins. Our new product range is gaining traction in the marketplace. Our innovative products and service levels are being recognized, with Germany, Ireland and the UK receiving awards for excellent customer service and product quality in the recent past.

The Zurich Way initiatives will enable us to further stabilize our growth and to take full advantage of the momentum we have created. The Zurich Way Sales Excellence program is improving the productivity of our tied agents. Also under The Zurich Way, we are looking at further opportunities for efficiencies and cost saving. We will continue to develop new and innovative products focused on market niches where we have competitive advantage. Despite the encouraging progress, we face continuing challenges in our highly competitive markets, where margins are under pressure. Nonetheless, we believe we have laid solid foundations for the future.

Life Insurance – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Insurance deposits	9,807	8,791	12%
Gross written premiums and policy fees	10,535	10,948	(4%)
Net investment result	17,999	11,413	58%
Total benefits, losses and expenses	(26,695)	(21,284)	(25%)
Business operating profit	**1,079**	**934**	**16%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	2,303	2,403	(4%)
New business profit margin (as % of APE)	**14.5%**	**11.4%**	**3.1 pts**
New business profit, after tax	333	273	22%
Total operating profit, after tax	1,344	1,117	20%
Operating return, after tax and before currency translation effects	**10.9%**	**10.8%**	**0.1 pts**

Both of our Life Insurance key performance indicators, business operating profit and new business profit margin (as a percentage of APE), showed positive trends in 2005 compared with 2004.

Business operating profit increased by USD 145 million, or 16%, to USD 1.1 billion in 2005 driven by Switzerland, Germany, the US and International Businesses. Partially offsetting these increases was a decrease in business operating profit in the UK as a result of development and implementation costs of USD 94 million primarily from the introduction of our new distribution unit, Openwork, and the costs associated with the outsourcing agreement with Capita.

Gross new business annual premiums equivalent decreased by USD 100 million, or 4%, to USD 2.3 billion primarily due to a decline in volumes in Germany after changes in tax legislation caused a spike in volumes in 2004. **New business profit, after tax**, contributed USD 333 million to the **total operating profit, after tax**, which increased by USD 227 million to USD 1.3 billion, corresponding to a 10.9% **operating return on embedded value** in 2005. This was 3.2 percentage points above the expected return of 7.7% for the period, driven by the positive contribution from the value of the new business written as a result of our refocused product strategy.

Life Insurance – business operating profit[1]

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	1,079	934	**236**	203	**184**	275	**140**	104	**236**	167	**145**	114	**138**	71

[1] in USD millions, for the years ended December 31.

Life Insurance – new business profit margin, after tax (in % of APE)[1]

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	14.5%	11.4%	**42.0%**	61.0%	**8.9%**	5.4%	**16.6%**	12.0%	**15.7%**	10.0%	**17.1%**	13.9%	**17.0%**	3.1%

[1] in %, for the years ended December 31.

United States

Farmers New World Life (FNWL) is the Group's life insurance provider in the US, with individual life insurance as its primary line of business. FNWL focuses on the middle market, providing income protection through its line of term products. FNWL also offers whole life, universal life and variable universal life insurance. Annuity products offered by FNWL include flexible and single premium deferred annuities, single premium immediate annuities, equity indexed annuities and variable annuities. FNWL distributes its life and annuity products through the more than 17,000 agents of the Farmers Exchanges.

United States – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Insurance deposits	500	547	(9%)
Gross written premiums and policy fees	617	568	9%
Net investment income	313	316	(1%)
Net capital gains on investments and impairments	19	23	(17%)
Total benefits, losses and expenses	(574)	(570)	(1%)
Business operating profit	**236**	**203**	**16%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	111	120	(8%)
New business profit, after tax	47	74	(36%)
Total operating profit, after tax	267	330	(19%)
Operating return, after tax and before currency translation effects	**14.1%**	**15.0%**	**(0.9 pts)**

Gross written premiums and policy fees increased by USD 49 million, or 9%, to USD 617 million in 2005 primarily due to growth of traditional and universal life products. Consistent with the increase in gross written premiums and policy fees, insurance benefits and losses, net of reinsurance also increased, however by 4%, resulting in an increase to business operating profit. Also contributing to business operating profit was the sale and leaseback of the FNWL headquarters.

Given the low interest rate environment during 2005, marketing of annuities has been de-emphasized, resulting in a decline of **gross new business annual premiums equivalent** by USD 9 million, or 8%, to USD 111 million in 2005. In addition reinsurance costs increased, causing a decrease in **new business profit, after tax** of USD 27 million, or 36%, to USD 47 million in 2005. Offsetting the decrease in new business profit, was a reduction in the cost of capital associated with the transfer of surplus notes to Farmers Management Services, resulting in an **after tax operating return** of 14.1%.

United Kingdom

In the UK we principally offer protection products, investment bonds and tax advantaged investment products, which are distributed through a wide range of independent intermediaries, and through Openwork, one of the largest multi-tied distribution networks in the UK.

United Kingdom – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Insurance deposits	5,117	4,965	3%
Gross written premiums and policy fees	2,264	2,104	8%
Net investment income	2,953	2,778	6%
Net capital gains on investments and impairments	8,974	4,132	nm
Total benefits, losses and expenses	(13,487)	(8,604)	(57%)
Business operating profit	**184**	**275**	**(33%)**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	1,017	891	14%
New business profit, after tax	90	49	84%
Total operating profit, after tax	375	232	62%
Operating return, after tax and before currency translation effects	**6.2%**	**4.4%**	**1.8 pts**

Gross written premiums and policy fees increased by USD 160 million, or 8%, to USD 2.3 billion in 2005 compared with 2004. This was primarily due to the increase in the value of unit-linked products as a result of stronger equity markets, causing an increase in policyholder participations and consequently, policyholder taxes, which we recover through corresponding policy fees.

Net investment income increased by USD 175 million to USD 3.0 billion in 2005 primarily due to a higher average invested asset base including unit-linked assets.

Business operating profit decreased by USD 91 million in 2005 to USD 184 million due to Openwork set-up costs and costs associated with the outsourcing agreement with Capita.

Growth in investment products in the UK led to a 14% increase in **gross new business annual premiums equivalent**. Higher sales, an improved business mix and new reinsurance structures resulted in an increase to our new business profit, after tax, of USD 41 million, or 84%, to USD 90 million in 2005.

Embedded value operating profit, after tax, increased by 62%, mainly due to higher new business profit and legal entity restructuring.

Germany

In Germany we distribute a comprehensive range of traditional and unit-linked products through our tied sales force, brokers and our exclusive partnership with Deutsche Bank.

Germany – highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	800	703	14%
Gross written premiums and policy fees	3,764	3,819	(1%)
Net investment income	1,545	1,567	(1%)
Net capital gains on investments and impairments	1,027	191	nm
Total benefits, losses and expenses	(6,368)	(5,629)	(13%)
Business operating profit	**140**	**104**	**35%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	525	794	(34%)
New business profit, after tax	87	95	(8%)
Total operating profit, after tax	148	272	(46%)
Operating return, after tax and before currency translation effects	**10.9%**	**33.8%**	**(22.9 pts)**

Gross written premiums and policy fees declined 1% in 2005 to USD 3.8 billion, caused by the decline in sales of traditional products in Germany after the spike in sales in 2004. The decrease was mitigated by an increase in sales of unit-linked products, the marketing of which was intensified at the end of 2004 and continued to gain momentum during 2005, resulting in an increase in insurance deposits of 14% to USD 800 million.

Despite the decline in top line growth, **business operating profit** increased by USD 36 million in 2005 to USD 140 million due to the full year benefit of business model changes implemented in 2004.

Following the 2004 increase in traditional products due to changes in tax legislation, **gross new business annual premiums equivalent** decreased by USD 269 million, or 34%, to USD 525 million in 2005, compared with 2004. Despite the overall decrease in new business annual premiums equivalent, **new business profit, after tax**, decreased by USD 8 million, or 8%, compared with 2004 due to the effect of changes in our business model and business mix.

Switzerland

In Switzerland we focus on individual life products, where we offer a comprehensive range of traditional and unit-linked products. We serve the needs of our group pensions customers mainly through our relationship with independent foundations. We distribute through our tied sales force, brokers and other intermediaries.

Switzerland – highlights

in USD millions, for the years ended December 31	2005	2004	Change
Insurance deposits	25	19	32%
Gross written premiums and policy fees	2,249	2,657	(15%)
Net investment income	722	821	(12%)
Net capital gains on investments and impairments	215	45	nm
Total benefits, losses and expenses	(2,852)	(3,404)	16%
Business operating profit	**236**	**167**	**41%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	105	114	(8%)
New business profit, after tax	16	11	45%
Total operating profit, after tax	224	40	nm
Operating return, after tax and before currency translation effects	**21.9%**	**9.2%**	**12.7 pts**

We have implemented changes to our product mix to de-risk our balance sheet and to maintain and improve profitable business growth leading to increased fee income and lower risk. As a result, we have begun promoting unit-linked products, and providing alternative options for less profitable products as contracts expire. Consequently, gross written premiums and policy fees decreased by USD 408 million to USD 2.2 billion. However, this was also more than offset by a decrease in future life policyholders' benefits. These strategic decisions combined with lower pension costs and releases arising from reserve reviews led to business operating profit growth of USD 69 million, or 41%, to USD 236 million in 2005, compared with 2004.

Net investment income decreased by USD 99 million due to a lower average invested asset base following the de-risking of our balance sheet.

Lower sales in individual life products and the non-renewal of certain expiring group pensions products led to **gross new business annual premiums equivalent** of USD 105 million, a decrease of USD 9 million, or 8%, compared with 2004. However, in line with our strategy to retain and develop profitable business, **new business profit, after tax** increased by USD 5 million.

The **total operating profit, after tax**, for 2005 of USD 224 million benefited from additional clarification of the implementation of the "legal quote" for group life business corresponding to a 21.9% after tax operating return.

Rest of Europe

In the Rest of Europe, principally Ireland, Italy and Spain, we offer selected products to meet the needs of our customers in each market. In Ireland we distribute mainly through independent intermediaries. In Italy and Spain we distribute through our tied agents and through our partnership arrangements with Deutsche Bank and other intermediaries.

Rest of Europe – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Insurance deposits	2,090	1,349	55%
Gross written premiums and policy fees [1]	1,125	1,121	0%
Net investment income	616	601	2%
Net capital gains on investments and impairments	951	314	nm
Total benefits, losses and expenses	(2,344)	(1,852)	(27%)
Business operating profit	**145**	**114**	**27%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	407	277	47%
New business profit, after tax	70	38	84%
Total operating profit, after tax	189	139	36%
Operating return, after tax and before currency translation effects	**17.1%**	**16.2%**	**0.9 pts**

[1] Including inter-region eliminations.

Increased marketing for unit-linked products primarily in Spain, but also in Ireland and Italy, resulted in an increase in insurance deposits of USD 741 million, or 55%, to USD 2.1 billion compared with 2004. The increase in insurance deposits in Spain of USD 480 million was primarily the result of increased marketing activity for products sold through the banking channel. Ireland's increase in insurance deposits is attributed to the launch of a number of new unit-linked funds in 2005. Italy also launched a new product in May 2005 demonstrating its new focus on index-linked products.

The USD 31 million increase in **business operating profit** is largely due to an increase in the term insurance portfolio and net increase in insurance deposits in Spain, a reduction in insurance benefits and losses in Italy and good claims experience in Ireland over the second half of 2005.

Strong sales combined with the change in business mix in Italy, Ireland and Spain resulted in an increase of USD 130 million in **gross new business annual premiums equivalent** as well as contributing USD 70 million to **new business profit, after tax** compared with 2004.

International Businesses
Our International Businesses offer primarily traditional and unit-linked products. In some markets such as Australia we also offer investment products. Our major markets are Australia, Japan, Hong Kong, Mexico, Chile and Argentina.

International Businesses – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Insurance deposits	1,275	1,208	6%
Gross written premiums and policy fees	519	679	(24%)
Net investment income	332	260	28%
Net capital gains on investments and impairments	332	365	(9%)
Total benefits, losses and expenses	(1,070)	(1,226)	13%
Business operating profit	**138**	**71**	**94%**
Embedded value – highlights			
Gross new business annual premiums equivalent (APE)	138	207	(33%)
New business profit, after tax	23	6	nm
Total operating profit, after tax	141	104	36%
Operating return, after tax and before currency translation effects	**15.8%**	**13.7%**	**2.1 pts**

Gross written premiums and policy fees decreased by USD 160 million; however, after adjusting for the divestment in Taiwan, they increased by USD 41 million, largely due to growth in the term life, lump sum disability and income protection products.

Net investment income increased due to higher sales of unit-linked products, combined with lower investment expenses contributing to an increase in **business operating profit** of USD 67 million, to USD 138 million compared with 2004.

Gross new business annual premiums equivalent of USD 138 million is USD 69 million lower than in 2004 because wholesale investment products, for which only administration services are provided, have not been classified as new business in 2005 and hence have been excluded from both new business profit and gross new business annual premiums equivalent. Despite the decrease in volumes, **new business profit, after tax** increased from USD 6 million to USD 23 million due to increased profitability in our Asia Pacific businesses.

Farmers Management Services highlights

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers Exchanges, prominent writers of personal lines and small commercial lines business in the US. FGI receives fee income for the provision of these services and additional fee income for the provision of other services to the Exchanges, which we manage, but do not own, and their customers.

Farmers Management Services – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Management fees and other related revenue	2,058	1,985	4%
Management expenses and other related expenses	(990)	(955)	(4%)
Net investment income	152	119	28%
Business operating profit	**1,221**	**1,109**	**10%**
Gross operating margin	51.9%	51.9%	–

Farmers Management Services continued its strong performance in 2005 as **business operating profit** increased by USD 112 million, to USD 1.2 billion in 2005 compared with 2004. This performance primarily reflects the steady increase in **management fees and other related revenue** due to increased gross earned premiums in the Farmers Exchanges. Further increases in management fees and other related revenue were derived from new services provided by the management services company, and new products offered by the Exchanges introduced in 2005. Other contributing factors to the increase in business operating profit include lower amortization charges on intangible assets of USD 46 million partially offset by increased advertising expenses in 2005, resulting in an unchanged **gross operating margin** at 51.9%.

A higher average invested asset base contributed to **net investment income** of USD 152 million in 2005, an increase of USD 33 million, or 28%, compared with 2004.

Farmers Exchanges – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Gross earned premiums	14,380	14,020	3%
Combined ratio	97.1%	96.8%	(0.3 pts)

In 2005, the **Farmers Exchanges** experienced premium growth in the three major lines, Personal, Specialty and Commercial resulting in an increase in **gross earned premiums** of 3% to USD 14.4 billion compared with 2004. The Exchanges also delivered a strong **combined ratio** of 97.1%, which represented a slight increase of 0.3 percentage points when compared with the prior year. Excluding the effects of the hurricanes, which increased the combined ratio 3.2 percentage points, the combined ratio would have been 93.9% in 2005.

For the year, the Farmers Exchanges increased their surplus by an additional USD 484 million, adding USD 946 million of surplus over two years, well ahead of the pace to achieve their commitment to add USD 1.0 billion over three years.

Other Businesses highlights

Other Businesses includes Farmers Re which provides reinsurance to the Farmers Exchanges, Centre and capital markets and banking activities. This segment also includes certain businesses which are centrally managed and are not considered to be core businesses. Certain of the business operations in this segment were discontinued, divested or put into run-off in previous years. The current year results of this segment are not indicative of future results.

Other Businesses – highlights

in USD millions, for the years ended December 31	**2005**	2004	Change
Net earned premiums and policy fees	3,057	4,584	(33%)
Net investment income	757	713	6%
Total benefits, losses and expenses	(4,832)	(6,627)	27%
Business operating profit	**441**	**229**	**93%**

Business operating profit increased by USD 212 million, or 93%, to USD 441 million in 2005, compared with 2004 primarily due to an increase of USD 175 million in business operating profit for Centre. Also contributing to the strong performance was Farmers Re with a business operating profit of USD 196 million in 2005.

Other Businesses – highlights by operations

in USD millions, for the years ended December 31	Farmers Re		Centre		Other operations	
	2005	2004	**2005**	2004	**2005**	2004
Net earned premiums and policy fees	2,127	3,063	599	1,131	331	390
Net investment income	110	101	359	406	288	206
Total benefits, losses and expenses	(2,041)	(2,941)	(1,114)	(1,748)	(1,677)	(1,938)
Business operating profit	**196**	**224**	**222**	**47**	**23**	**(42)**

Farmers Re

Farmers Re showed strong performance in its operations. **Business operating profit** was USD 196 million in 2005, a decrease of USD 28 million compared with 2004. Within this result Farmers Re has absorbed both a USD 61 million effect of the cancellation of the Auto Quota Share treaty and a USD 50 million impact from the hurricanes. The underlying increase in business operating profit was being driven by an increase in our participation in the All Lines Quota Share agreement from the Farmers Exchanges.

Centre

During 2005 Centre successfully commuted a number of contracts, resulting in commutation gains, asset sales and settled liabilities, as part of the continuing wind-down of the business. The result contributed to the reductions of **net earned premiums and policy fees** by USD 532 million and **total benefits, losses and expenses** of USD 634 million. Additionally, we reduced our total investments by USD 3.4 billion and reserves for insurance contracts by USD 3.3 billion.

Although interest rates were higher, the average invested asset base was lower due to the commutations throughout the year. Consequently, **net investment income** decreased by USD 47 million to USD 359 million in 2005.

Centre continues to actively pursue commutation and asset divestment opportunities.

Other operations

Primarily as a result of decreased investment expenses and decreased benefits, losses and expenses, **business operating profit** increased by USD 65 million to a profit of USD 23 million in 2005 from a loss of USD 42 million in 2004.

As expected in run-off businesses, **net earned premiums and policy fees** decreased by 15% compared with 2004, to USD 331 million in 2005. **Total benefits, losses and expenses** also decreased by 13%, to USD 1.7 billion not only due to the operations in run-off, but also because claims development has been favorable compared with 2004.

A combination of lower investment expenses and increased investment income led to an increase in **net investment income** of USD 82 million, to USD 288 million.

Corporate Functions highlights

Corporate Functions includes Group holding and financing companies, Corporate Center operations and alternative investments.

Main drivers of the result of this segment are investment income and interest expense relating to the financing of the Group, capital gains and losses on investments together with central costs for services provided to the businesses and projects managed centrally before recharges to the businesses.

During 2005 we made an investment in our brand aiming to increase the Group's profile with our business and consumer customers as well as to enhance our market presence and ability to attract and retain customers.

Corporate Functions – highlights

in USD millions, for the years ended December 31	2005	2004	Change
Headquarter expenses, net of recharges to operating businesses and foreign currency	(91)	(97)	6%
Foreign currency	(90)	94	nm
Net investment income	614	498	23%
Financing costs [1]	(986)	(837)	(18%)
Business operating loss	**(708)**	**(525)**	**(35%)**

[1] Includes interest expense on debt, interest credited to policyholders and other interest.

Corporate Functions recorded a **business operating loss** of USD 708 million in 2005, an increase of USD 183 million compared with 2004. The increase is primarily due to increased financing costs and adverse foreign currency impacts, partially offset by increased net investment income. Additionally, net gains on divestments of businesses, which contributed to increased revenues in 2004, were not repeated in 2005.

Increases in recharges to the operating businesses more than offset increases in gross headquarter expenses (excluding foreign exchange hedging and transactions), resulting in a USD 6 million decrease in **headquarter expenses, net of recharges to operating businesses and foreign currency**.

In 2005 we experienced a loss of USD 90 million in foreign currency hedging and transaction losses, compared with a gain of USD 94 million in 2004, primarily due to the strengthening of the US dollar against the British pound, Swiss franc and euro during 2005.

Higher interest income on intercompany loans contributed to **net investment income** of USD 614 million, a USD 116 million increase compared with the prior year.

Debt issuances of EUR 1.0 billion and EUR 500 million under the Euro Medium Term Note Programme in September 2004 and in June 2005, respectively, contributed to the increase in **interest expense on debt** of USD 60 million. In addition to these debt issuances **interest credited to policyholders and other interest** increased by USD 89 million on borrowings from other segments. Together these developments resulted in an increase to **financing costs** of USD 149 million. In December 2005 we issued three new series of Enhanced Capital Advantaged Preferred Securities.

Investment performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk.

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

Investment performance

in USD millions, for the years ended December 31	**2005**	2004	Change
Net investment income	9,765	9,053	8%
Group investments	7,782	7,460	4%
Investments for unit-linked products	1,983	1,593	24%
Net capital gains on investments and impairments	13,382	6,542	nm
Group investments	2,512	956	nm
Investments for unit-linked products	10,870	5,586	95%
Net investment result [1]	23,147	15,595	48%
Movements in net unrealized gains on investments included in common shareholders' equity (Group investments)	(300)	2,053	nm
Average investments [2]	274,840	262,930	5%
Group investments [2]	185,072	183,737	1%
Investments for unit-linked products	89,768	79,193	13%
Total return on Group investments [3]	**5.5%**	**5.8%**	**(0.3 pts)**
Total return on investments for unit-linked products	**14.7%**	**9.6%**	**5.1 pts**

[1] Net investment result, net of policyholder dividends and participation in profits amounted to USD 8.7 billion and USD 6.8 billion for the years ended December 31, 2005 and 2004, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.9 billion and USD 2.6 billion in 2005 and 2004, respectively.
[3] After add-back of investment expenses.

Net investment income on Group investments increased by USD 322 million to USD 7.8 billion in 2005 primarily due to higher short-term interest rates, particularly in the US, on cash balances and short-term debt securities, which contributed USD 248 million.

Net capital gains on investments and impairments on Group investments increased by USD 1.6 billion to USD 2.5 billion primarily due to fair value increases and active gains realization.

We increased net capital gains on investments and impairments on both Group investments equity securities by USD 1.0 billion, and Group investments debt securities by USD 282 million.

A substantial portion of active gains realizations on our equity securities arose from our Germany Life business, where stronger equity markets strengthened our equity securities. In 2005, continental European equity markets increased by approximately 20%, and the FTSE 100 increased by approximately 17%, compared with 2004, contributing significantly to the fair value increases in our equity securities.

Active gains realization on our debt securities accounted for approximately half of the net capital gains on investments and impairments.

Group investments real estate held for investment, in particular in Spain, also contributed to the result, increasing in value by USD 134 million.

Higher interest rates in the US are impacting the market value of our bond portfolio contributed to a USD 2.4 billion decrease to the year on year **movement in net unrealized gains on investments** included in common shareholders' equity. We have maintained an AA+ quality bond portfolio and have adhered to our strategy of closely matching this portfolio to corresponding insurance liabilities.

Approximately 80% of unit-linked investments are in equity securities, therefore the increases in the continental European and UK markets noted above drove the USD 5.3 billion increase in net capital gains on investments and impairments for unit-linked products.

Currency translation impact

The Group operates worldwide in multiple currencies and seeks to match its foreign exchange exposures on an economic basis. As the Group has chosen the US dollar as its presentation currency, differences arise when functional currencies are translated into the Group's presentation currency.

Currency translation impact on selected balance sheet items

variance over December 31, 2004, as of December 31, 2005	in USD millions	in %
Total investments	(25,808)	(9%)
Gross reserves for insurance contracts	(19,337)	(8%)
Cumulative translation adjustment in common shareholders' equity	(940)	(5%)

The balance sheet is translated at closing foreign currency rates where the strength of the US dollar has had a negative impact of USD 940 million on common shareholders' equity. However, in the operating statements, which are translated at average foreign currency rates, the US dollar declined against the euro, but rose against the Swiss franc and British pound. The foreign currency translation impact on net income attributable to shareholders was USD 3 million.

Quarterly consolidated financial information

Summary of 2005 quarterly consolidated financial information

in USD millions, for the three months ended	**12/31/05**	09/30/05	06/30/05	03/31/05
Gross written premiums and policy fees	10,497	10,346	12,062	13,892
Net earned premiums and policy fees	10,001	9,766	10,359	10,331
Net investment income and net capital gains on investments and impairments	6,061	7,607	5,878	3,601
Other revenues	995	901	869	817
Total revenues	17,057	18,274	17,106	14,749
Insurance benefits and losses, net of reinsurance	8,253	7,941	8,325	7,900
Policyholder dividends and participation in profits, net of reinsurance	3,642	5,556	3,350	1,884
Other expenses	3,641	3,875	3,681	3,672
Total benefits, losses and expenses	15,536	17,372	15,356	13,456
Net income before income taxes	**1,521**	**902**	**1,750**	**1,293**
Net income attributable to shareholders	**958**	**457**	**1,020**	**779**
Business operating profit	**1,084**	**558**	**1,271**	**1,034**

Summary of 2004 quarterly consolidated financial information

in USD millions, for the three months ended	12/31/04	09/30/04	06/30/04	03/31/04
Gross written premiums and policy fees	11,715	11,165	12,123	14,233
Net earned premiums and policy fees	10,987	10,191	10,097	10,515
Net investment income and net capital gains on investments and impairments	6,458	3,079	2,879	3,179
Other revenues	1,206	882	902	839
Total revenues	18,651	14,152	13,878	14,533
Insurance benefits and losses, net of reinsurance	9,212	8,606	7,827	8,467
Policyholder dividends and participation in profits, net of reinsurance	4,838	1,514	999	1,401
Other expenses	3,765	3,501	3,747	3,669
Total benefits, losses and expenses	17,815	13,621	12,573	13,537
Net income before income taxes	**836**	**531**	**1,305**	**996**
Net income attributable to shareholders	**609**	**373**	**840**	**644**
Business operating profit	**498**	**512**	**1,104**	**874**

Balance sheet highlights

Balance sheet highlights

in USD millions, as of December 31	**2005**	2004	Change
Group investments	183,455	196,457	(7%)
Investments for unit-linked products	93,838	85,698	9%
Total investments	277,293	282,155	(2%)
Reserves for losses and loss adjustment expenses, gross	60,425	57,765	5%
Other reserves for insurance contracts, gross (excluding unit-linked products)	103,808	118,344	(12%)
Reserves for unit-linked insurance contracts, gross	55,691	51,920	7%
Total reserves for insurance contracts	219,924	228,029	(4%)
Liabilities for investment contracts (primarily unit-linked)	40,999	39,260	4%
Total financial debt and equity	**30,780**	**27,226**	**13%**

Total investments decreased by USD 4.9 billion, or 2%, to USD 277.3 billion as of December 31, 2005. However, after adjusting for foreign currency effects total investments increased by USD 20.9 billion, or 7%. The increase was primarily driven by a 20% increase (on a currency adjusted basis) in equity **investments for unit-linked products** to USD 74.7 billion. Approximately 80% of unit-linked investments are invested in equity securities. Corresponding increases are shown in liabilities for investment contracts (primarily unit-linked) and **reserves for unit-linked insurance contracts**.

Reserves for insurance contracts decreased by USD 8.1 billion, or 4% to USD 219.9 billion as of December 31, 2005. After adjusting for foreign currency effects reserves for insurance contracts increased by USD 11.2 billion, or 5%.

These foreign currency translation effects of USD 940 million are reflected in common shareholders' equity.

Investments

Total investments as shown in the consolidated balance sheets include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk. Investments for unit-linked products include investments held for liabilities related to insurance and investment contracts except for investment policies with discretionary participation features where the investments are managed as part of Group investments.

Breakdown of Group investments

in USD millions, as of December 31	**2005**	**% of total**	2004	% of total
Cash and cash equivalents	18,723	10.2%	18,950	9.6%
Equity securities	15,550	8.5%	17,051	8.7%
Common stock, including equity unit-trusts	9,413	5.2%	9,522	4.9%
Unit-trusts (debt securities, real estate, short-term investments)	2,420	1.3%	2,707	1.4%
Common stock portfolios backing the participating with-profit policyholder contracts	1,691	0.9%	2,049	1.0%
Trading equity portfolios in capital markets and banking activities	2,026	1.1%	2,773	1.4%
Debt securities	118,011	64.3%	124,285	63.3%
Real estate held for investment	6,314	3.4%	7,193	3.7%
Mortgage loans	9,307	5.1%	10,251	5.2%
Policyholders' collateral and other loans	11,984	6.5%	14,901	7.6%
Other Group investments	3,566	2.0%	3,826	1.9%
Total	**183,455**	**100.0%**	**196,457**	**100.0%**

The increase in Group investments of USD 4.2 billion (after adjusting for currency translation effects) was primarily due to an increase in debt securities arising from increased cash flows and higher values from lower long-term interest rates in Europe.

Reserves for Losses and Loss Adjustment Expenses

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. In determining the level of reserves, the Group considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the Group's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and home repair materials and labor rates can substantially impact ultimate settlement costs. Accordingly, the Group reviews and re-evaluates claims and reserves on a regular basis.

Development of reserves for losses and loss adjustment expenses

in USD millions	2005	2004	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	57,765	51,007	13%
Reinsurers' share	(14,278)	(14,036)	2%
Net reserves for losses and loss adjustment expenses	43,487	36,971	18%
Net losses and loss adjustment expenses incurred			
Current period	22,465	21,529	(4%)
Prior years	141	1,964	93%
Total	22,606	23,493	4%
Total net losses and loss adjustment expenses paid	(17,200)	(17,517)	2%
Divestments of companies and businesses	(37)	(743)	95%
Foreign currency translation effects	(2,662)	1,283	nm
As of December 31 (closing balance)			
Net reserves for losses and loss adjustment expenses	**46,194**	**43,487**	**6%**
Reinsurers' share	14,231	14,278	–
Gross reserves for losses and loss adjustment expenses	60,425	57,765	5%

As of December 31, 2005 our general insurance net reserves for losses and loss adjustment expenses were USD 46.2 billion, an increase of 6% over the prior year. On a currency adjusted basis general insurance net reserves for losses and loss adjustment expenses increased by 13%. This balance includes the non-life insurance reserves for the Group, not only those included within the General Insurance segment. Gross reserves for losses and loss adjustment expenses increased by USD 2.7 billion, or 5%; however, on a foreign currency adjusted basis the increase was USD 6.0 billion.

Prior year development during 2005, which includes both increases and decreases to prior year reserves, was USD 141 million.

For the first time we have published a net loss and loss adjustment expense reserves development table for the Group. The table below has been derived from the information in note 11 of the Consolidated Financial Statements and shows the development of loss ratios by accident year.

Development of cumulative net loss ratios

	2001	2002	2003	2004	**2005**
In the year	81.4%	70.6%	67.1%	68.3%	**73.3%**
One year later	85.7%	72.0%	66.1%	**64.2%**	
Two years later	85.8%	72.3%	**65.4%**		
Three years later	87.4%	**74.5%**			
Four years later	**88.5%**				

Focusing on the 2004 accident year and prior years, the leading diagonal of the triangle shows a steady improvement in loss ratio from 88.5% in 2001 to 64.2% in 2004.

The step change in pricing which started in 2002 and has subsequently continued is evident in the loss ratios shown in the triangle. The triangle demonstrates the trend in the quality of recent years and the more conservative stance on current year reserving.

The 2005 accident year includes the effect of the catastrophe losses and this accounts for approximately 4.6% of the loss ratio estimate of 73.3%.

Capitalization and Indebtedness

Capitalization and indebtedness

in USD millions, as of December 31	2005	2004	Change
Collateralized loans	3,056	4,135	(26%)
Debt related to capital markets and banking activities	2,139	3,880	(45%)
Obligation to repurchase securities	5,295	5,009	6%
Total operational debt	10,490	13,024	(19%)
Senior debt	2,933	3,355	(13%)
Subordinated debt	4,607	2,516	83%
Total financial debt	7,540	5,871	28%
Minority interests	814	840	(3%)
Shareholders' equity	22,426	20,515	9%
Total equity	23,240	21,355	9%
Total financial debt and equity	**30,780**	**27,226**	**13%**

Collateralized loans, which are secured by mortgage loans given as collateral of a similar amount, decreased by USD 1.1 billion to USD 3.1 billion as of December 31, 2005. As part of the Deutscher Herold transaction in 2002 the Group acquired various mortgage loans which had been sold to credit institutions while Deutscher Herold retained the related credit and interest risk. The balances will continue to decline as the loans mature.

Debt relating to capital markets and banking activities decreased by USD 1.7 billion arising mainly from the continued wind-down of business in Zurich Capital Markets (ZCM), which is included in Other Businesses. Our obligation to repurchase securities increased by USD 286 million to USD 5.3 billion as of December 31, 2005, resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management.

Total financial debt increased by USD 1.7 billion, or 28%, to USD 7.5 billion as of December 31, 2005 due to the issuance of Enhanced Capital Advantaged Preferred Securities (ECAPS) in December 2005. These securities have the benefit of a subordinated support agreement from Zurich Financial Services and Zurich Group Holding.

The size of the Group's Euro Medium Term Note (EMTN) Programme, which allows for the potential issuance of senior and subordinated notes, was increased in March 2005, from a maximum of USD 4 billion to a maximum of USD 6 billion. As part of the EMTN Programme, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond in June 2005.

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc., are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of December 31, 2005.

Dunbar Bank has access to various committed credit facilities totaling GBP 465 million. GBP 10 million of borrowings were drawn under these facilities as of December 31, 2005.

The reduction in minority interests of USD 26 million, or 3%, primarily resulted from foreign currency translation effects.

Total Equity

Total equity

in USD millions	Shareholders' equity	Minority interests	Total equity
As of December 31, 2004, as previously reported	**22,181**	**846**	**23,027**
Total adjustments due to implementation of new and revised IFRS accounting standards	(1,666)	(6)	(1,672)
As of December 31, 2004, restated	20,515	840	21,355
Write-off of negative goodwill (IFRS 3)	23	–	23
Change in net unrealized gains on investments (excluding currency translation adjustments)	81	7	88
Currency translation adjustments	(940)	(125)	(1,065)
Nominal value reduction of share capital	(449)	–	(449)
Share-based payment transactions	16	–	16
Treasury shares transactions	12	–	12
Net income after tax	3,214	116	3,330
Dividends	(46)	(18)	(64)
Net changes in capitalization and minority interests	–	(6)	(6)
As of December 31, 2005	**22,426**	**814**	**23,240**

Net income attributable to shareholders of USD 3.2 billion more than offset the impact of unfavorable currency translation effects, as well as the nominal value reduction of common shares by CHF 4 per registered share, which was paid in July 2005. As a result, total shareholders' equity increased to USD 22.4 billion as of December 31, 2005, a change of USD 1.9 billion, or 9%, compared with 2004.

Regulatory capital

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns show the compliance of the reporting entity with local solvency requirements and include information on eligible funds and admissible assets.

Several regulatory initiatives are under way to reform and modernize the capital requirements of insurance companies and insurance groups and this may lead to increased regulatory capital requirements for some Group companies. The Swiss insurance supervisory law, which became effective on January 1, 2006, introduces new risk based capital requirements (Swiss Solvency Test). Solvency II is being developed for application to insurance companies in the European Union. The Financial Services Authority in the UK has introduced more stringent solvency requirements than those currently applicable in the European Union.

In October 2005, the National Association of Insurance Commissioners (NAIC) in the US adopted changes for application in 2006 to risk based capital requirements for variable annuities with guarantees. These changes, known as C-3 Phase II, address risks associated with variable annuities and group annuities that contain death benefits or certain living benefit guarantees and use models that involve a range of scenarios and assumptions.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Private Insurance (FOPI) based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by FOPI on April 23, 2001. Meanwhile Zurich Financial Services continues to be subject to certain solvency requirements based on this decree. It is, however, expected that based on the new Swiss insurance supervisory law this Decree will be replaced by a new decree of FOPI in the first half of 2006, subjecting Zurich Financial Services to the supervision exercised under the new law.

For further details, refer to note 23 in the Consolidated Financial Statements in the Financial Report.

Cash flows

Our cash flow from operating activities consists of cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses) and investment income received (dividends, interest and rents) less interest paid and tax payments. Farmers Management Services receives management fees as well as investment income and pays operating expenses and taxes.

Surplus operating cash flows, plus the proceeds from the sale and maturity of investments as well as divestments, are reinvested through our investing activities. Our investments may be used to fund operating cash flow deficits.

Our financing activities result from our corporate funding and borrowing arrangements, capital raising and repayment as well as payments to shareholders.

Summary of cash flows

in USD millions, for the years ended December 31	**2005**	2004
Net income attributable to shareholders	3,214	2,466
Adjustments for:		
Net capital gains on investments and impairments	(13,382)	(6,542)
Net loss/(gain) on divestments of businesses	2	(88)
Equity in income of investments in associates	(105)	(86)
Depreciation, amortization and impairments of fixed and intangible assets	447	677
Other non-cash items	(5)	21
Changes in operational assets and liabilities [1]	15,884	14,492
Net cash provided by operating activities	6,055	10,940
Net cash used in investing activities	(3,596)	(9,811)
Net cash provided by/(used in) financing activities	853	(402)
Foreign currency translation effects on cash and cash equivalents	(1,661)	683
Change in cash and cash equivalents [2,3]	1,651	1,410
Change in cash received as collateral for securities lending	(626)	5,158
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending [3]	22,457	15,889
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending [3]	**23,482**	**22,457**

[1] Cash flows related to investments held for trading purposes are reflected in "cash flows provided by operating activities".
[2] Excluding the change in cash received as collateral for securities lending.
[3] Cash and cash equivalents have been restated as a result of the IFRS changes effective January 1, 2005. Previously, we reported the balance "Investment held on account and at risk of life insurance policyholders". This balance included various types of investments, including cash and cash equivalents, which are now segregated into their individual investment categories.

The payout for commutation of contracts in 2005 decreased liabilities by USD 4.0 billion. This payout was effected by selling investments that backed the liabilities, and resulted in an investing cash inflow of USD 4.2 billion. Additionally, the continued run-off of Zurich Capital Markets (ZCM) reduced the level of investments resulting in a decrease to net cash inflows of USD 2.4 billion.

USD 1.7 billion and EUR 500 million of new external debt was raised in December and June 2005, respectively. However, debt at ZCM and Banking decreased by USD 1.4 billion.

Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations by various State Insurance Departments and State Attorneys General in the US, the US Attorney's Office for the Southern District of New York, the US Securities and Exchange Commission, other US authorities and supervisory bodies, and other non-US authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters, such as financing hedge funds engaged in mutual-fund market-timing activities. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations.

Various Group subsidiaries are also defendants in corporate class action litigation, and they intend to defend such actions vigorously. Certain of these putative class actions consolidated before a US District Court were brought by private parties based on matters that have been the subject of the investigation regarding business practices involving insurance brokers and insurance carriers. By entering into a Memorandum of Understanding with the plaintiffs in this consolidated class action subject to various contingencies, Zurich Financial Services and certain of its US subsidiaries have created a platform to negotiate a settlement with these plaintiffs that could be terminated or changed in material respects if efforts to negotiate satisfactory separate settlements with State Insurance Departments and State Attorneys General in the United States are unsuccessful. Zurich Financial Services is a defendant in class action lawsuits brought on behalf of the holders of securities issued by Converium Holding AG.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. At this time we are unable to predict the potential effects, if any, that the investigations and related actions may have upon the insurance and the reinsurance markets and industry business practices or what, if any, changes may be made to laws and regulations regarding the industry. Any of the foregoing could adversely affect our business, results of operations and financial condition. Management is, however, not aware that these matters would materially affect the Group's consolidated financial position.

Implementation of new accounting standards in 2005

As announced on May 3, 2005, the Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. The main adjustments for the Group result from the adoption of IFRS 4. For further details on adjustments relating to IFRS 4 and the adoption of other accounting standards refer to note 3 of our Consolidated Financial Statements.

Consolidated financial statements

The following statements on pages 109 to 115 have been extracted from our Consolidated Financial Statements which also contain footnotes providing additional information to many of the balances shown.

The Notes to the Consolidated Financial Statements are included in the Financial Report, which is available in English and German on the Internet at: www.zurich.com and can be downloaded.

Alternatively, printed copies can be ordered in writing, including language preference, from Zurich Financial Services, Logistik-Hotline, Postfach, 8022 Zurich, Switzerland (for Shareholders, except in the UK) and from Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN99 6DA, UK (for Shareholders and CDI-holders in the UK) or on our Web site under Investor Relations.

The Notes to the Consolidated Financial Statements include information on the basis of preparation, a summary of the significant accounting policies and the implementation of new accounting standards and adjustments in 2005 (IFRS restatement) as well as information on the changes in the scope of consolidation. The Notes also include comprehensive information and explanations with regard to the items included in the consolidated operating statements and the consolidated balance sheets.

PricewaterhouseCoopers, the Auditors of Zurich Financial Services Group have issued an unqualified audit report on

Consolidated operating statements (unaudited)

in USD millions, for the years ended December 31	**2005**	2004
Revenues		
Gross written premiums and policy fees	46,797	49,236
Less premiums ceded to reinsurers	(6,377)	(7,570)
Net written premiums and policy fees	40,420	41,666
Net change in reserves for unearned premiums	37	124
Net earned premiums and policy fees	40,457	41,790
Farmers management fees	2,058	1,985
Net investment income	9,765	9,053
Net capital gains on investments and impairments	13,382	6,542
Net gain/(loss) on divestments of businesses	(2)	88
Other income	1,526	1,756
Total revenues	67,186	61,214
Benefits, losses and expenses		
Insurance benefits and losses, gross of reinsurance	38,261	39,677
Less ceded insurance benefits and losses	(5,842)	(5,565)
Insurance benefits and losses, net of reinsurance	32,419	34,112
Policyholder dividends and participation in profits, net of reinsurance	14,432	8,752
Underwriting and policy acquisition costs, net of reinsurance	7,253	7,390
Administrative and other operating expense	5,860	5,494
Amortization and impairments of intangible assets	254	430
Interest expense on debt	446	362
Interest credited to policyholders and other interest	1,056	1,006
Total benefits, losses and expenses	61,720	57,546
Net income before income taxes	5,466	3,668
Income tax expense	(2,136)	(1,096)
Net income after taxes	**3,330**	**2,572**
Net income attributable to minority interests	(116)	(106)
Net income attributable to shareholders	**3,214**	**2,466**
in USD		
Basic earnings per share	22.04	16.92
Diluted earnings per share	21.80	16.79
in CHF		
Basic earnings per share	27.41	20.98
Diluted earnings per share	27.11	20.83

Consolidated balance sheets (unaudited)

Assets

in USD millions, as of December 31	**2005**	2004
Investments		
Cash and cash equivalents	23,482	22,457
Equity securities	90,314	86,088
Debt securities	125,297	131,370
Real estate held for investment	12,702	12,541
Mortgage loans	9,307	10,251
Policyholders' collateral and other loans	11,987	14,905
Investments in associates	580	645
Other investments	3,624	3,898
Total investments	277,293	282,155
Reinsurers' share of reserves for insurance contracts	20,494	21,168
Deposits made under assumed reinsurance contracts	2,450	3,282
Deferred policy acquisition costs	11,179	11,281
Deferred origination costs	690	736
Accrued investment income	2,390	2,614
Receivables	11,283	12,873
Derivative assets and other assets	1,787	3,095
Mortgage loans given as collateral	3,064	4,135
Deferred tax assets	4,393	4,211
Fixed assets	1,729	2,116
Goodwill	605	744
Other intangible assets	2,255	2,477
Total assets	**339,612**	**350,887**

Liabilities and equity

in USD millions, as of December 31	2005	2004
Liabilities		
Reserve for premium refunds	753	820
Liabilities for investment contracts	40,999	39,260
Deferred profit on inception of reinsurance contracts	39	130
Deposits received under ceded reinsurance contracts	2,500	4,276
Deferred front-end fees	4,659	4,912
Reserves for insurance contracts	219,924	228,029
Obligation to repurchase securities	5,295	5,009
Accrued liabilities	2,150	2,605
Derivative liabilities and other liabilities	21,001	24,887
Collateralized loans	3,056	4,135
Deferred tax liabilities	6,317	5,718
Debt related to capital markets and banking activities	2,139	3,880
Senior and subordinated debt	7,540	5,871
Total liabilities	**316,372**	**329,532**
Equity		
Share capital	186	635
Treasury shares	–	(1)
Additional paid-in capital	10,315	10,288
Net unrealized gains on investments	1,139	1,144
Cumulative translation adjustment	(111)	743
Retained earnings	9,801	6,610
Common shareholders' equity	21,330	19,419
Preferred securities	1,096	1,096
Shareholders' equity	22,426	20,515
Minority interests	814	840
Total equity	**23,240**	**21,355**
Total liabilities and equity	**339,612**	**350,887**

Consolidated statements of cash flows (unaudited)

in USD millions, for the years ended December 31	**2005**	2004
Cash flows from operating activities		
Net income attributable to shareholders	3,214	2,466
Adjustments for:		
Net capital gains on investments and impairments	(13,382)	(6,542)
Net loss/(gain) on divestments of businesses	2	(88)
Equity in income of investments in associates	(105)	(86)
Depreciation, amortization and impairments of fixed and intangible assets	447	677
Other non-cash items	(5)	21
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	(1,085)	(755)
Deferred origination costs	(31)	(40)
Reinsurers' share of reserves for insurance contracts	43	(148)
Deposits made under assumed reinsurance contracts	820	312
Deposits received under ceded reinsurance contracts	(1,580)	(619)
Receivables and payables	779	164
Net change in trading securities	383	1,586
Reserves for insurance contracts, gross	10,629	10,722
Liabilities for investment contracts	6,163	2,758
Deferred income tax, net	867	(143)
Net changes in other operational assets and liabilities	(1,104)	655
Net cash provided by operating activities	6,055	10,940
Cash flows from investing activities		
Sales and maturities:		
Debt securities	72,771	69,823
Equity securities	41,585	34,069
Other (primarily other investments and fixed assets)	12,626	7,992
Purchases:		
Debt securities	(75,364)	(78,395)
Equity securities	(41,417)	(32,771)
Other (primarily other investments and fixed assets)	(13,911)	(12,707)
Investments in associates, net	75	106
Acquisitions of companies, net of cash acquired	(1)	–
Divestments of companies, net of cash balances	40	2,053
Dividends from associates	–	19
Net cash used in investing activities	(3,596)	(9,811)

	2005	2004
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	836	954
Dividends on preferred securities and minorities	(64)	(42)
Nominal value reduction of share capital	(449)	(288)
Issuance/(redemption) of preferred securities by subsidiaries	12	(12)
Issuance of debt	2,386	1,745
Payments on debt outstanding	(1,868)	(2,759)
Net cash provided by/(used in) financing activities	853	(402)
Foreign currency translation effects on cash and cash equivalents	(1,661)	683
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	1,651	1,410
Change in cash received as collateral for securities lending	(626)	5,158
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	22,457	15,889
Cash and cash equivalents as of December 31, including cash received as collateral for securities lending	**23,482**	**22,457**
Other supplementary cash flow disclosures		
Other interest income received	7,605	7,081
Dividend income received	1,833	1,547
Other interest expense paid	(1,502)	(1,341)
Income tax paid	(1,234)	(891)

As of December 31, 2005 and 2004, cash and cash equivalents restricted as to use were USD 331 million and USD 908 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 4,758 million and USD 3,507 million as of December 31, 2005 and 2004, respectively. Cash received as collateral for securities lending was USD 4,571 million and USD 5,197 million as of December 31, 2005 and 2004, respectively.

Cash and cash equivalents

in USD millions, as of	2005	2004
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	5,075	8,728
Cash equivalents	13,836	8,532
Cash held as collateral for securities lending	4,571	5,197
Balance as of December 31	**23,482**	**22,457**

Consolidated statements of equity (unaudited)

in USD millions	Share capital	Treasury shares	Additional paid-in capital	
Balance as of December 31, 2003, as previously reported	**923**	**(6)**	**10,208**	
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–	
Balance as of December 31, 2003, restated	923	(6)	10,208	
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–	
Transfer arising from initial application of "legal quote" legislation in Switzerland	–	–	–	
Currency translation adjustments	–	–	–	
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–	
Nominal value reduction of share capital	(288)	–	–	
Share-based payment transactions	–	–	19	
Treasury share transactions	–	5	61	
Net income after taxes	–	–	–	
Dividends	–	–	–	
Net changes in capitalization and minority interests	–	–	–	
Balance as of December 31, 2004, restated	635	(1)	10,288	
Balance as of December 31, 2004, as previously reported	**635**	**(1)**	**10,288**	
Total adjustment due to implementation of new and revised IFRS accounting standards [1]	–	–	–	
Balance as of December 31, 2004, restated	635	(1)	10,288	
Write-off of negative goodwill (IFRS 3)	–	–	–	
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–	
Currency translation adjustments	–	–	–	
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–	
Nominal value reduction of share capital [2]	(449)	–	–	
Share-based payment transactions	–	–	16	
Treasury share transactions	–	1	11	
Net income after taxes	–	–	–	
Dividends	–	–	–	
Net changes in capitalization and minority interests	–	–	–	
Balance as of December 31, 2005	**186**	**–**	**10,315**	

[1] Implementation of new and revised accounting standards as discussed in note 3.
[2] As approved by the Annual General Meeting on April 19, 2005, the share capital was reduced by a nominal value reduction of CHF 4.00 from CHF 6.50 to CHF 2.50 in respect of each registered share. The payment to shareholders was made on July 4, 2005.

The number of common shares issued was 144,006,955 as of December 31, 2005, 2004 and 2003.

Net unrealized gains/losses on investments	Cumulative translation adjustment	Retained earnings	Common shareholders' equity	Preferred securities	Total shareholders' equity	Minority interests	Total equity
862	**152**	**5,699**	17,838	**1,096**	18,934	**969**	19,903
69	–	(1,517)	(1,448)	–	(1,448)	–	(1,448)
931	152	4,182	16,390	1,096	17,486	969	18,455
386	–	–	386	–	386	19	405
(226)	–	–	(226)	–	(226)	–	(226)
53	591	–	644	–	644	36	680
213	591	–	804	–	804	55	859
–	–	–	(288)	–	(288)		(288)
–	–	–	19	–	19	–	19
–	–	–	66	–	66	–	66
–	–	2,428	2,428	38	2,466	106	2,572
–	–	–	–	(38)	(38)	(4)	(42)
–	–	–	–	–	–	(286)	(286)
1,144	743	6,610	19,419	1,096	20,515	840	21,355
1,075	**840**	**8,248**	**21,085**	**1,096**	**22,181**	**846**	23,027
69	(97)	(1,638)	(1,666)	–	(1,666)	(6)	(1,672)
1,144	743	6,610	19,419	1,096	20,515	840	21,355
–	–	23	23	–	23	–	23
81	–	–	81	–	81	7	88
(86)	(854)	–	(940)	–	(940)	(125)	(1,065)
(5)	(854)	–	(859)	–	(859)	(118)	(977)
–	–	–	(449)	–	(449)	–	(449)
–	–	–	16	–	16	–	16
–	–	–	12	–	12	–	12
–	–	3,168	3,168	46	3,214	116	3,330
–	–	–	–	(46)	(46)	(18)	(64)
–	–	–	–	–	–	(6)	(6)
1,139	**(111)**	**9,801**	**21,330**	**1,096**	**22,426**	**814**	**23,240**

Shareholder Information

Zurich Financial Services registered share data

Key indicators

	12/31/2005	12/31/2004
Number of shares issued	144,006,955	144,006,955
Number of dividend-bearing shares	144,006,955	144,006,955
Market capitalization (in CHF millions at end of period)	40,322	27,304
Authorized capital, number of shares	6,000,000	6,000,000
Contingent capital, number of shares	6,981,828	6,981,828

Per share data

in CHF	**2005**	2004
Gross dividend/payment of nominal value reduction per registered share	7.00 [1]	4.00 [2]
Basic earnings per share	27.41	20.98
Diluted earnings per share	27.11	20.83
Book value per share, as of December 31	194.53	153.77
Nominal value per share	2.50 [2]	6.50 [3]
Price at end of period	280.00	189.60
Price period high	282.25	217.75
Price period low	188.00	163.50

[1] The proposed total payout to shareholders of CHF 7.00 per registered share is comprised of a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10.
[2] Nominal value reduction of CHF 4.00 per registered share was effective as of July 1, 2005; payment was made on July 4, 2005.
[3] Nominal value reduction of CHF 2.50 per registered share was effective as of June 30, 2004.

Zurich share performance (indexed) over the last 10 years


1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
350%
300%
250%
200%
150%
100%
50%
0%
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

Source: Datastream

Dividend/payout history

	Financial Year	**Gross amount per registered share in CHF**	**Payment date**
Dividend/nominal value reduction	2005	7.00 [1]	July 2006 [1]
Nominal value reduction	2004	4.00	July 4, 2005
Nominal value reduction	2003	2.50	July 1, 2004
Nominal value reduction	2002	1.00	July 15, 2003

[1] The proposed total payout to shareholders of CHF 7.00 per registered share is comprised of a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10. The proposed total payout of CHF 7.00 per share is expected around the beginning of July 2006. The nominal value reduction is subject to the fulfillment of all necessary requirements.

Zurich Financial Services shareholders registered in the share ledger


20% Private individuals
9% Foundations and pension funds
71% Other legal entities

The shares registered in the share ledger as of December 31, 2005, were owned by 116,098 shareholders of whom 110,205 were private individuals holding 20.3% of the registered shares (or 12.5% of all outstanding shares), 2,271 were foundations and pension funds holding 8.7% of the registered shares (or 5.4% of all outstanding shares), and 3,622 were other legal entities holding 71% of the registered shares (or 43.95 % of all outstanding shares).

According to the information available to us on December 31, 2005, there were no significant shareholders with a participation that exceeds 5% of all voting rights as specified in article 663c of the Swiss Code of Obligations.

Stock listings and security codes

Place	Nature	Reuters/Bloomberg	Exchange
Zurich	primary listing	ZURN.VX / ZURN VX	–
London	secondary listing	ZURNq.L / ZURN LI	1:1

US American Depositary Receipt (ADR) Program

Depositary	Nature	Reuters/Bloomberg	Exchange
The Bank of New York	ADR level I	ZFSVY.PK / ZFSVY US	10:1

Identification numbers

Swiss Security Number (Valorennummer)	1107539
ISIN (International Securities Identification Number)	CH0011075394
CUSIP	98982M107
U.S. ISIN	US98982M071

Securities Custody Service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at S A G SIS Aktienregister AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from S A G's Web site at www.sag.ch.

Financial calendar and contacts

Financial calendar

Close of share register	April 7, 2006
Annual General Meeting 2006	April 20, 2006
Results Reporting for the Three Months to March 31, 2006	May 18, 2006
Payout of net dividend and nominal value reduction	Expected around the beginning of July 2006, subject to approval by the Annual General Meeting of shareholders. The nominal value reduction is subject to the fulfillment of all necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.
Record date	Day before expected payment day
Half Year Results Reporting 2006	August 17, 2006
Results Reporting for the Nine Months to September 30, 2006	November 16, 2006

Contacts

Registered Office	Zurich Financial Services Mythenquai 2 8022 Zurich, Switzerland
Media Inquiries	Media and Public Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 21 00 E-mail: media@zurich.com
Investor Inquiries	Investor Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 99 E-mail: investor.relations@zurich.com Share Register Services Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 55 E-mail: shareholder.services@zurich.com
Corporate Citizenship/ Responsibility Inquiries	Group Government and Industry Affairs Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 28 74 E-mail: zurich.basics@zurich.com
Securities Custody Service	Zurich Financial Services, Custody Accounts c/o S A G SIS Aktienregister AG P. O. Box, 4601 Olten, Switzerland Telephone: +41 (0)62 311 61 45 Fax: +41 (0)62 205 39 71 Web site: www.sag.ch
CDI Holder Inquiries within the Zurich Financial Services corporate nominee service	Lloyds TSB Registrars The Causeway, Worthing West Sussex, BN99 6DA, United Kingdom Nominee Service helpline: 0870 600 3970 Lloyds TSB share dealing helpline: 0870 242 4244 International: +44 121 415 7172 Hard of hearing (text phone, domestic): 0870 600 3915 Web site: www.shareview.co.uk
General CDI Inquiries	CRESTCo Limited 33 Cannon Streeet London EC4M 5SB, United Kingdom CREST Service Desk: 0845 964 5648 International: +44 845 964 5648 or +44 20 7849 0199 Web site: www.crestco.co.uk
American Depositary Receipts	Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY). For more information call BNY's ADR Services Center in the USA +1-888-bny-adrs or outside the USA on +1-610-382-7836. ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The Annual Report 2005 of Zurich Financial Services Group consists of the two publications: the Corporate Review and the Financial Report.

Both reports are available on our Web site and can be downloaded at www.zurich.com

Disclaimer & Cautionary Statement

Certain statements in this Annual Report are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

The Corporate Review is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/München, Germany
Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of February 2006 by St Ives Burrups Ltd., England

The paper used in this report is manufactured from pulp sourced from fully sustainable forests and has been

Financial Services Group

quai 2

Zurich, Switzerland

Phone +41 (0) 44 625 25 25

www.zurich.com

477-06

ranslation of the German original


RECEIVED
2006 MAR 22 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ZURICH

Invitation

to attend the Ordinary General Meeting of Zurich Financial Services

Date	Thursday, April 20, 2006
Location	Hallenstadion, Wallisellenstrasse 45, 8050 Zurich, Switzerland
Doors open	8:30 a.m.
Start	10:00 a.m.

Agenda

1. Approval of the annual report, the annual financial statements and the consolidated financial statements for 2005

and taking cognizance of the auditors' and Group auditors' reports.

The Board of Directors proposes that the annual report, the annual financial statements and the consolidated financial statements for 2005 be approved.

2. Appropriation of available earnings of Zurich Financial Services for 2005

Available earnings of Zurich Financial Services for 2005	**CHF**	**1,443,217,323**

The Board of Directors proposes that the available earnings be appropriated as follows:

– Distribution of a dividend of CHF 4.60 for the 2005 business year before tax on each of the 144,006,955* dividend-paying shares (nominal value CHF 2.50), payable on July 4, 2006, less a deduction of 35% for Swiss withholding tax	CHF	662,431,993*
– Undistributed profit carried forward	CHF	780,785,330*
	CHF	**1,443,217,323**

* The number of dividend-paying shares may increase by a maximum of 1,000,000 newly issued shares from contingent share capital until July 3, 2006. Accordingly, the aggregate amount for distribution of a dividend may increase by a maximum of CHF 4,600,000 to a maximum of CHF 667,031,993 with a minimum undistributed profit carried forward of CHF 776,185,330.

If this proposal is approved, after deduction of Swiss withholding tax, dividends of CHF 2.99 net per registered share will be paid on July 4, 2006 in accordance with dividend payment instructions to those shareholders who hold shares of Zurich Financial Services on July 3, 2006.

3. Share capital reduction, repayment of reduction in nominal value, and changes to the Articles of Incorporation

The Board of Directors proposes to effect a further payout in cash to shareholders of CHF 2.40 per registered share by reducing the nominal value of each registered share from CHF 2.50 to CHF 0.10. In order to preserve proportional shareholders' rights, the threshold for requesting items on the agenda in accordance with Article 12 para. 2 of the Articles of Incorporation shall be amended proportionally to the reduced nominal value.

Subject to approval by the Ordinary General Meeting of shareholders and subject to the fulfilment of all necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich, the shareholders or their custodian banks will receive CHF 2.40 per registered share free of charge, expected on July 4, 2006.

In summary, this proposal entails the following:

- that the share capital, in accordance with Article 5 of the Articles of Incorporation, be reduced by CHF 345,616,692 from CHF 360,017,387.50 to a new total of CHF 14,400,695.50 by reducing the nominal value of the registered shares from CHF 2.50 each by CHF 2.40 to CHF 0.10 each per registered share and that the amount of the reduction be paid out to the shareholders;

- that any and all share capital created in accordance with Article 5bis para. 1, Article 5ter para. 1 (a) first sentence and 2 (a) first sentence of the Articles of Incorporation until completion of the capital reduction be reduced by CHF 2.40 for each registered share and that the amount of the reduction be paid out to the shareholders;
- that based on the special audit report issued in accordance with Article 732 para. 2 of the Swiss Code of Obligations, which will be available at the Ordinary General Meeting on April 20, 2006, it is established that the claims of the creditors are fully covered subsequent to this share capital reduction, and
- that, Articles 5 (share capital), 5bis (authorised share capital) and 5ter (contingent share capital) and Article 12 para. 2 (agenda) of the Articles of Incorporation be amended in accordance with the proposed wording in the Annex and, following the call for the filing of claims, be entered in the Commercial Register of the Canton of Zurich.

4. Change to the Articles of Incorporation

Authorised Share Capital

The Board of Directors proposes that the authority to issue authorised share capital be extended to June 1, 2008 without changing the number of shares.

It is intended to enter the extension of the authority to issue authorised share capital in the Commercial Register together with the amendments to Article 5bis para. 1 of the Articles of Incorporation pursuant to agenda item 3.

This proposal changes the wording of Article 5bis para. 1 as shown in the Annex.

5. Other change to the Articles of Incorporation

The Board of Directors proposes furthermore to revise the wording of Article 23 para. 1, para. 1 (d) and (e) of the Articles of Incorporation.

The proposal changes the wording of Article 23 para. 1, para. 1 (d) and (e) as shown in the Annex.

The proposed changes to Article 23 provide for editorial amendments and clarifications. In particular, this change accommodates the enhanced tasks of the governance and nominations committee as well as the possibility to set up additional committees.

6. Release for members of the Board of Directors and the Group Executive Committee

The Board of Directors proposes that the members of the Board of Directors and of the Group Executive Committee be released from liability for their activities in the 2005 business year.

7. Elections and Re-elections

7.1 Board of Directors

At this year's Ordinary General Meeting, the terms of office of Messrs Thomas Escher, Philippe Pidoux and Vernon Sankey expire. Messrs Thomas Escher, Philippe Pidoux and Vernon Sankey are each standing for re-election for a further term of three years.

In addition, it is proposed to elect Mr Don Nicolaisen with a three-year term of office as well as Messrs Fred Kindle and Tom de Swaan with a two-year term of office each as new members of the Board of Directors.

According to Article 20 para. 5 of the Articles of Incorporation, each individual standing for election or re-election to the Board of Directors is elected on an individual basis.

7.1.1 Election of Mr Don Nicolaisen

The Board of Directors proposes the election of Mr Don Nicolaisen to the Board of Directors for a three-year term of office.

Don (Donald Thor) Nicolaisen, 61, American, graduated from the University of Wisconsin with a BA degree and joined Price Waterhouse (which subsequently became Pricewaterhouse-Coopers), where he was admitted to partnership in 1978. He served in various capacities, including as auditor and as chairman of PricewaterhouseCoopers' financial services practice. He led that company's national office for accounting and Securities and Exchange Commission services and served on both the US and global boards. In September 2003 he was appointed chief accountant of the US Securities and Exchange Commission, and was principal adviser to the Commission on accounting and auditing matters. He is a member of the board of directors of Verizon Communications Inc. and has been nominated as a member of the board of Morgan Stanley.

7.1.2 Election of Mr Fred Kindle

The Board of Directors proposes the election of Mr Fred Kindle to the Board of Directors for a two-year term of office.

Fred (Manfred) Kindle, 46, a citizen of Liechtenstein and Switzerland, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a master in engineering degree. He joined Hilti AG in Liechtenstein in 1984 as a marketing projects manager, and two years later enrolled at Northwestern University, Evanston, in the United States, where he gained an MBA. From 1988 until 1992 he was an associate and engagement manager with McKinsey & Company in New York and Zurich. He then joined Sulzer Chemtech AG in Switzerland as the head of the Mass Transfer Department and in 1996 became the head of the Product Division. In 1999 he was appointed CEO of Sulzer Industries, one of the two operating groups of Sulzer AG. Two years later he became CEO of Sulzer. After joining ABB Ltd. in fall 2004, Mr Kindle was appointed CEO of ABB Group worldwide in January 2005. He is a director of the Swiss American Chamber of Commerce and also serves on the board of VZ Holding Ltd., Zurich.

7.1.3 Election of Mr Tom de Swaan

The Board of Directors proposes the election of Mr Tom de Swaan to the Board of Directors for a two-year term of office.

Tom (Tommy) de Swaan, 59, Dutch, graduated from the University of Amsterdam with a master's degree in economics. He joined De Nederlandsche Bank N.V. in 1972, and from 1986 until 1998 was a member of the governing board there. Since January 1999, he has been a member of the managing board and chief financial officer of ABN AMRO Bank. He will retire from ABN AMRO from May 1, 2006, but agreed to continue his services for this bank as an advisor to the managing board, specifically on the topics of economic and financial affairs, and sustainable development. Mr de Swaan is a non-executive member of the board of GlaxoSmithKline and has been nominated as a member of the supervisory board of DSM, a Netherland-based chemical group. He is a non-executive director on the board of the UK's Financial Services Authority. From 1987 to 1988, he was chairman of the Amsterdam Financial Center, and from 1995 to 1997 chairman of the banking supervisory subcommittee of the European Monetary Institute. He was also a member of the Basel Committee on Banking Supervision from 1991 to 1996, and its chairman from 1997 to 1998. Mr de Swaan is also a director of a number of non-profit organizations. Amongst others he is the chairman of the board of the Netherlands Opera and treasurer of the board of the Royal Concertgebouw Orchestra.

7.1.4 Re-election of Mr Thomas Escher

The Board of Directors proposes that Mr Thomas Escher be re-elected to the Board of Directors for a further three-year term of office.

Thomas Konrad Escher, 56, Swiss, graduated in electrical engineering and in business administration from the Swiss Federal Institute of Technology (ETH) and joined IBM in 1974. In subsequent years his career led him through various managerial line functions with responsibilities for markets and client relationships overseas in different European countries and in Switzerland. In 1996, Mr Escher joined Swiss Bank Corporation and was – as a member of the executive board – CEO for the major market region in Switzerland and for the information technology organization. Since the merger of Swiss Bank Corporation and Union Bank of Switzerland to form UBS AG in 1998, he headed the business area IT of the wealth management and business banking division through mid-2005 as a member of the Group Managing Board. As of July 1, 2005, Mr Escher assumed the function of vice chairman wealth management UBS. Mr Escher is chairman of the Zurich Economic Society.

7.1.5 Re-election of Mr Philippe Pidoux

The Board of Directors proposes that Mr Philippe Pidoux be re-elected to the Board of Directors for a further three-year term of office.

Philippe Olivier Pidoux, 62, Swiss, graduated from the University of Lausanne, Switzerland, with a doctorate in law and also holds a Master's degree in comparative jurisprudence from the University of Texas. He is a partner in the law firm BMP Associés in Lausanne, Switzerland. Mr Pidoux was a member of the Government of the Canton of Vaud from 1986 until 1994 and a member of the Swiss Parliament between 1983 and 1999. From 1991 until 2003, he was a member of the board and as of 1999 vice chairman of the Swiss National Bank. He is also chairman of Publigroupe AG.

7.1.6 Re-election of Mr Vernon Sankey

The Board of Directors proposes that Mr Vernon Sankey be re-elected to the Board of Directors for a further three-year term of office.

Vernon Louis Sankey, 56, British, graduated with a MA degree from Oriel College, Oxford, and joined Reckitt and Colman in the UK in 1971, subsequently working in France, Denmark, the UK and the US. He was appointed to the board of directors in 1989 and was chief executive officer of that company from 1991 to 1999. He was chairman of Thomson Travel Group plc until August 2000 and of Gala Group Holdings plc until February 2003. He is chairman of The Really Effective Development Company Ltd., chairman of Photo-Me International plc, and deputy chairman and chairman designate of Vividas Group plc. He is also a director of Pearson plc, Cofra AG, Taylor Woodrow plc, a former board member of the UK's Food Standards Agency and an advisor to a number of other companies. As of January 2006, he is a member of the supervisory board of Atos Origin SA, Paris.

7.2 Re-election of Statutory Auditors and Group Auditors

The Board of Directors proposes that PricewaterhouseCoopers Ltd, Zurich, be re-elected as statutory auditors and Group auditors for the 2006 business year.

Annex

Wording of the Articles of Incorporation according to the proposed changes under agenda items 3, 4 and 5 (proposed changes in *italics*)

Current version

Article 5 Share Capital

The share capital of the Company shall amount to CHF 360,017,387.50 (three hundred and sixty million seventeen thousand three hundred and eighty-seven Swiss francs and fifty centimes), and shall be divided into 144,006,955 fully paid registered shares with a nominal value of CHF 2.50 (two Swiss francs and fifty centimes) each.

Article 5bis Authorised Share Capital

(1) The Board of Directors is authorised to increase the share capital by no later than June 1, 2007 by an amount not exceeding CHF 15,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 2.50 each. An increase in partial amounts is permitted.

Article 5ter Contingent Share Capital

(1) (a) The share capital may be increased by an amount not exceeding CHF 13,704,570 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 2.50 each by exercising of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by the Company or one of its group companies in national or international capital markets and/or by exercising option rights which are granted to the shareholders.

Proposed new version

Article 5 Share Capital

The share capital of the Company shall amount to CHF *14,400,695.50 (fourteen million four hundred thousand six hundred and ninety-five Swiss francs and fifty centimes)*, and shall be divided into 144,006,955 fully paid registered shares with a nominal value of CHF *0.10 (ten centimes)* each.

Article 5bis Authorised Share Capital

(1) The Board of Directors is authorised to increase the share capital by no later than *June 1, 2008* by an amount not exceeding CHF 15,000,000 [in accordance with and effective as per Agenda item 3: CHF *600,000*] by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 2.50 [in accordance with and effective as per Agenda item 3: CHF *0.10*] each. An increase in partial amounts is permitted.

Article 5ter Contingent Share Capital

(1) (a) The share capital may be increased by an amount not exceeding CHF *548,182.80* by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF *0.10* each by exercising of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by the Company or one of its group companies in national or international capital markets and/or by exercising option rights which are granted to the shareholders. [rest of text unchanged]

(2) (a) The share capital may be increased by an amount not exceeding CHF 3,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 2.50 each by issuance of new shares to employees of the Company and group companies.

(2) (a) The share capital may be increased by an amount not exceeding CHF *150,000* by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF *0.10* each by issuance of new shares to employees of the Company and group companies.
[rest of text unchanged]

Article 12 Procedure for Calling the Meeting, Agenda

(2) Shareholders with voting rights who together represent shares with a nominal value of at least two hundred fifty thousand Swiss francs may request that items be included on the agenda until, at the latest, 45 days before the day of the meeting. Such request must be made in writing, and must specify the proposals.

Article 12 Procedure for Calling the Meeting, Agenda

(2) Shareholders with voting rights who together represent shares with a nominal value of at least *ten thousand* Swiss francs may request that items be included on the agenda until, at the latest, 45 days before the day of the meeting. Such request must be made in writing, and must specify the proposals.

Article 23 Adopting Resolutions, Taking Minutes

(1) Resolutions of the Board of Directors shall be adopted and persons elected by a majority of votes cast. In case of a tie, the Chairman of the meeting shall have the casting vote except in the following matters (provided that the Board resolved to create the respective committee referred to below):

(a) – (c)

(d) Appointments to the nominations committee, the audit committee, and the remuneration committee;

(e) Nominations for the election of members of the Board that are not made on the basis of a proposal by the nominations committee.

Article 23 Adopting Resolutions, Taking Minutes

(1) Resolutions of the Board of Directors shall be adopted and persons elected by *an absolute* majority of votes cast. In case of a tie, the Chairman of the meeting shall have the casting vote except in the following matters (provided that the Board resolved to create the respective committee referred to below):

(a) – (c) [unchanged]

(d) Appointments to the *committees*;

(e) Nominations for the election of members of the Board that are not made on the basis of a proposal by the *governance and* nominations committee.

Information

This invitation is a translation of the German original. In case of inconsistencies the official German version of the invitation shall prevail over the English text.

Admission and voting rights, admission cards

Registered shareholders

Registered shareholders entered in the share register up to and including April 7, 2006 as shareholders with voting rights will receive, together with the invitation to the Ordinary General Meeting, a reply card that they may use to order the admission card and voting papers. No entries conferring voting rights will be made in the share register in the period from April 7, 2006 to the end of the Ordinary General Meeting.

CDI Attendants

In the context of the unification of the Group holding structure in 2000, shares of the Company were issued to CREST International Nominees Ltd. (CIN) for the account of the former shareholders of Allied Zurich p.l.c. which were represented by CREST Depository Interests (CDIs). CDIs are uncertificated securities independent of the Company, constituted under English law, allowing the electronic settlement of trades in the Company's shares via a system operated by CRESTCo Ltd., London.

Pursuant to the Directive on Recognition of Shareholders of the Board of Directors of the Company,

- CREST members holding CDIs as beneficial owners,
- CREST members holding CDIs as legal owners for not more than 200,000 CDIs and acting upon instructions from the beneficial owners,
- Lloyds TSB Registrars for not more than 500,000 CDIs acting upon instructions from the beneficial owners, or
- the beneficial owners of CDIs,

all referred to hereafter as CDI Attendants, are entitled to attend the Ordinary General Meeting and to cast their votes as proxies of CREST International Nominees Ltd.

CREST members entered directly in the CREST register and persons entered in the register of Lloyds TSB Registrars up to and including March 31, 2006 will receive, together with the invitation to the Ordinary General Meeting, a reply card that they or the beneficial owners of the CDIs may use to order the admission card and voting papers. All nominees are requested to forward the admission card and voting papers to the beneficial owners of CDIs.

General remarks

Preparations for the Ordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by April 13, 2006 at the latest in the enclosed envelope. Reply cards of persons entered in the register of Lloyds TSB Registrars must be received by Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing BN99 6 TL, England, by April 11, 2006 at the latest, and reply cards of CREST members entered directly in the CREST register must be received by CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2006, P. O. Box, CH-4609 Olten, Switzerland, by April 12, 2006 at the latest. There is no guarantee to handle reply cards which arrive after this date.

If any of the shares or CDIs recorded on an admission card are sold, the registered shareholder or CDI Attendant should present the relevant admission card at the information counter for correction before the Ordinary General Meeting as the associated voting rights will have lapsed.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Ordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Proxies, authorization

Shareholders with voting rights may arrange to be represented by another shareholder entered in the share register as a shareholder with voting rights by granting authority to this person in writing. Partnerships and legal entities may be represented by authorized signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders. In order to grant authority to any of the aforementioned, the shareholder must specify the relevant person on the reply card. Representatives will only be admitted to the Ordinary General Meeting if they can provide identification with the admission card and valid authorization. Alternatively, shareholders may appoint one of the following as their proxy:

- Zurich Financial Services,
- a bank or other professional asset manager acting as proxy for deposited shares as specified in Article 689d of the Swiss Code of Obligations, or
- Dr. iur. Brigitte Tanner, Attorney at Law, Florastrasse 44, CH-8008 Zurich, Switzerland, acting as independent voting proxy as specified in Article 689c of the Swiss Code of Obligations with the right of substitution to a third person in the case of compelling circumstances.

Proxy holders of deposited shares are requested to notify the Company regarding the number of shares they represent as soon as possible, but no later than April 18, 2006.

CDI Attendants may arrange to be represented at the Ordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to this person in writing. Partnerships and legal entities may be represented by authorized signatories, minors and wards by their legal representatives and married shareholders by their spouse, even if these representatives are not shareholders or CDI Attendants.

CDI Attendants wishing to be represented at the Ordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions) and return it, in the case of direct CREST members, to CREST Depository Interests, c/o SAG SIS Aktienregister AG, Zurich Financial Services, General Meeting 2006, P.O. Box, CH-4609 Olten, Switzerland, and, in the case of registration by Lloyds TSB Registrars, to the latter, both of whom will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants.

If voting instructions of persons entered in the register of Lloyds TSB Registrars are received after April 11, 2006, or if voting instructions of CREST members entered directly in the CREST register are received after April 12, 2006, it cannot be warranted that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favor of the proposals made by the Board of Directors. Any signed authorization form sent in blank will be treated as an authorization in favour of the independent voting proxy.

Annual Report

The Annual Report 2005 consists of two parts, namely the "Corporate Review with Financial Information" and the "Financial Report".

- Instead of the two-part annual report, shareholders who have not expressly unsubscribed to the annual report will be served with the Corporate Review with Financial Information which contains, besides general information on the Group, the Financial Review, further financial information, the Corporate Governance Report and the Remuneration Report.
- The Financial Report contains the audited financial statements of the holding company and the audited consolidated financial statements including the notes as well as the auditors' and Group auditors' reports. Orders for the Financial Report indicating the language desired (English or German) may be placed by using the reply card.

The two publications comprising the Annual Report 2005 will be available for inspection at the Company's registered office (Mythenquai 2, CH-8002 Zurich, Switzerland) and at Lloyds TSB Registrars' London office (Princess House, 1 Suffolk Lane, London, EC4R 0A4, England) from March 21, 2006. Shareholders and CDI Attendants may request that copies of the Corporate Review and the Financial Report be sent to them from the following sources: For shareholders: Zurich Financial Services, Share Register, c/o SAG SIS Aktienregister AG, P. O. Box, CH-4609 Olten, Switzerland. For CDI Attendants: Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN99 6DA, England. The complete Annual Report 2005 may also be accessed and downloaded on the Internet from www.zurich.com.

Reception

We are pleased to invite all participants to a reception after the Ordinary General Meeting at the Hallenstadion Zurich.

Transportation

We recommend that you use public transportation. Tram no. 11 leaves every 7 to 8 minutes from the *Bahnhofstrasse* or *Bahnhofquai* tram stops, close to the Zurich main station, to the last tram stop, *Messe/Hallenstadion* (journey time approx. 22 minutes). From Zurich main station, take a S-Bahn train S2, S5, S6, S7, S8, S14 or S16 which arrive within 6 minutes at Zurich-Oerlikon railway station, then take tram no. 11 or bus no. 63 (leaving every 7 to 8 minutes) or bus no 94 (leaving every 15 minutes) to the *Messe/Hallenstadion* stop.

Zurich, March 20, 2006

Zurich Financial Services

On behalf of the Board of Directors

Manfred Gentz

Dr. Manfred Gentz, Chairman

Because change happenZ

Zurich Financial Services
c/o SAG SIS Aktienregister AG
P.O. Box
CH-4609 Olten, Switzerland
Phone +41 (0)44 625 22 55
Fax +41 (0)44 625 20 09

ZURICH